As filed with the Securities and Exchange Commission on December 6, 2022.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VinFast Auto Ltd.*

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Singapore	3711	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

+84 225 3969999

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sharon Lau and Stacey Wong Latham & Watkins LLP 9 Raffles Place #42-02 Republic Plaza Singapore 048619 +65 6536 1161	Jonathan B. Stone and Rajeev P. Duggal Skadden, Arps, Slate, Meagher & Flom LLP c/o Suite #23-02 6 Battery Road Singapore 049909 +65 6434 2900

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*

The registrant is currently a Singapore private limited company operating under the name “VinFast Trading & Investment Pte. Ltd.” Prior to the effective date of this Registration Statement, the registrant will convert to a Singapore public limited company. Upon such conversion, the registrant will be known as VinFast Auto Ltd.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated      , 2022.

VinFast Auto Ltd.

Ordinary Shares

$                per ordinary share

This is an initial public offering of                  shares of VinFast Auto Ltd.

We are offering                  of our ordinary shares to be sold in the offering.

Prior to this offering, there has been no public market for our ordinary shares. It is currently estimated that the initial public offering price will be between $                 and $                 per ordinary share. We intend to apply to list our ordinary shares on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “VFS.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 24.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ordinary share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than                  of our ordinary shares, the underwriters have the option to purchase up to an additional                  of our ordinary shares from us at the initial public offering price less the underwriting discount.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Implication of Being a Foreign Private Issuer” and “Prospectus Summary — Implication of Being an Emerging Growth Company.”

Deutsche Bank AG, Singapore Branch is acting as our financial advisor in connection with this offering.

The underwriters expect to deliver the ordinary shares to purchasers against payment thereof on or about                 , 2023 through the book entry facilities of The Depositary Trust Company.

Citigroup	Morgan Stanley	Credit Suisse	J.P. Morgan

BNP PARIBAS	HSBC	RBC Capital Markets	Wolfe | Nomura Alliance

Baird

Prospectus dated                 ,             .

Letter from Pham Nhat Vuong
Founder and Chairman of VinFast's Board of Directors

Dear Prospective Investors,

Welcome to this celebration of the continued success of VinFast, of everything that this vibrant company has achieved in its short history from its founding in 2017. Join the Vingroup family and me in praising the hard work and dedication that went into conceiving and delivering Vietnam's first e-mobility company just over five short years ago. Share in my pride of the ambition of VinFast's future vision and spread the word of VinFast's spirit with the rest of the world.

In Vietnamese, the abbreviation for the VinFast name translates to – Style *("Fong cách")* – Safety *("An toàn")* – Creativity *("Sáng tạo")* Pioneer *("Tiên phong")*. These adjectives resonate with our aspiration to be a leading global electric vehicle company. The spirit of creativity expressed in VinFast is a hallmark of the innovation by which the VinFast and Vingroup teams have put together our all-new line of high-quality, stylish and safe electric SUVs.

This same passion and pioneering spirit of the Vingroup family of companies, and indeed of Vietnam itself, are what we want to showcase to the world, with our beautiful electric vehicles. Through them we wish to express the drive that led us to create VinFast as the clear industrial technology champion within Vingroup.

Vingroup was founded in 1993 with a mission to create a better life for people and to generate value in doing so. With such a worthy target, we were driven to succeed, carried by an innate urgency and a push to be the best we could be, regardless of the industry we pursued, whether in technology, innovation, industry or social enterprise. That same spirit carries through to this day in each of our pursuits. For example, my wife and I recently helped create the VinFuture Foundation to recognize global leaders in technology, science and engineering. We hosted the first award ceremony in January 2022 in Hanoi and look forward to continuing this tradition for many years to come as part of Vingroup's role as an innovation flagbearer and promoter of technological progress. VinFast has quickly become the pride of Vietnamese technology, and we are thrilled to share our platform with the global community.

Today as we stand at the crossroads of a sea-change for global mobility, our mission of improving life for others and doing our part to foster a greener and more sustainable future is manifested in the beautiful line of all-electric SUVs that we are bringing to market. It is at this important juncture that we have resolved to convert VinFast into an EV-only manufacturer, putting ICE production behind us and looking forward to sharing these impressive EV's with the world's population at large, for the benefit of all.

We see the name VinFast and think not only of a superior driving experience but also, more fundamentally, the bearer of Vingroup's core values of Credibility, Integrity, Creativity, Speed, Quality and Humanity. We stand behind these values every day across the Vingroup family of companies. We commit to living these values in our future pursuits and to manifest them in each VinFast car that we deliver to our customers.

I speak for each member of the Vingroup family when I share with you our gratitude for joining us on this next exciting phase of the VinFast journey.

Pham Nhat Vuong
Founder and Chairman of VinFast's Board of Directors

Welcome to the VinFast Family

Letter from Le Thi Thu Thuy
Global CEO of VinFast

Dear Prospective Investors,

It gives me great personal pleasure to welcome you to the VinFast family as we take this next exciting step of VinFast's journey – a journey that I am especially proud of, as I was at the helm of the Company from day one when the idea of VinFast was just a vision. That vision was "...to create a market-leading EV brand which invites everyone to participate in the Smart Mobility revolution..."

NOW is the time for a change to Smart Mobility and a greener road ahead, and at VinFast we are committing all of our energy to the global launch of our line of fully-electric SUVs, sharing with the world our vision of what a cleaner, smarter and more accessible future for driving can be.

For us Smart Mobility means a premium quality product, inclusive price and tech-enabled and full-service ownership experience. I believe these three pillars, which anchor our product positioning, allow us to offer to the market a real alternative to internal combustion engine cars, and for the first time, make electric vehicles truly accessible for everyone.

As a young e-mobility business we take a fresh approach to every aspect of our products and enterprise. VinFast's company motto is "Boundless Together" which underpins the drive, determination, creativity and passion that we hope to inspire in our drivers, our employees and our partners. The motto underscores our willingness to work with global leaders in their respective fields to bring a best-in-class EV experience to a much broader VinFast customer base. It is through partnerships and by connecting our intelligence globally that we become stronger and are thus boundless in what we aim to achieve.

We are not burdened by legacy thinking or accepted wisdom, and we have an entrepreneurial spirit inspired by the DNA of our parent company, Vingroup. With a 30-year history of successful business development and strategic expansion, Vingroup is now one of the leading enterprises in Southeast Asia and has achieved success through a combination of entrepreneurialism, employee empowerment and preservation of the start-up mindset.

Inheriting this spirit from Vingroup, VinFast accomplished an extraordinary milestone by building the most modern factory in ASEAN and simultaneously developing three new car models in just 21 months from company inception.

With this spirit, VinFast is making its mark on the global EV market. Having recorded approximately 24,000 reservations for our new VF 8 and VF 9 in the first 48 hours of their launch at CES 2022, we are well on our way to becoming the new noteworthy brand in the global auto industry.

And most importantly, with this spirit, we endeavor to capture drivers' imaginations and loyalty by providing premium high quality electric vehicles at an accessible price point that couple innovative "technology for life" with a worry-free service, warranty and ownership model.

We want to deliver a cleaner, smarter, tech-enabled driving experience and to make this EV experience inclusive for everyone – we can't wait for you to join the charge with us.

Le Thi Thu Thuy
Global CEO of VinFast

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy the ordinary shares, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares.

Neither we nor any of the underwriters has taken any action to permit a public offering of the ordinary shares outside the U.S. or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the U.S. Persons outside the U.S. who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of the prospectus or any filed free writing prospectus outside the U.S.

Until                 , 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

ABOUT THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated, the terms “VinFast,” the “Company,” the “Group,” “we,” “us,” “our,” “our company,” and “our business” refer to VinFast Trading & Investment Pte. Ltd. and, where appropriate, its consolidated subsidiaries. Prior to the consummation of this offering, VinFast Trading & Investment Pte. Ltd. will convert from a Singapore private limited company to a Singapore public limited company and will then be known as VinFast Auto Ltd.

References to “Vingroup” are to Vingroup Joint Stock Company, a public company listed on the Ho Chi Minh Stock Exchange, Vietnam.

References to “VND” are to Vietnamese dong, the legal currency of Vietnam. References to “$,” “U.S. dollars” and “USD” are to United States dollars, the legal currency of the United States. References to “CAD $” are to Canadian dollars, the legal currency of Canada. References to “€” are to euro, the legal currency of the European Union. Unless otherwise noted, all translations from VND to U.S. dollars in this prospectus are made at a rate of VND23,900 to $1.00, which represents the selling exchange rate published by The State Bank of Vietnam as of September 30, 2022. We make no representation that any VND or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or VND, as the case may be, at any particular rate, or at all.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. Certain industry, market and competitive position data in this prospectus, including as described under “Industry,” is based on third-party data provided by Frost & Sullivan International Limited (“Frost & Sullivan”) and IHS Global Inc. (“IHS Markit”), which we commissioned Frost & Sullivan and IHS Markit to prepare for use in this prospectus. This prospectus also includes information from a 2022 satisfaction survey of VinFast prospective U.S. customers who have reserved a VinFast EV for purchase that we commissioned Frost & Sullivan to conduct (the “F&S Customer Survey”).

This prospectus also contains information developed by Sustainalytics. Such information and data are proprietary of Sustainalytics and/or its third-party suppliers and are provided for informational purposes only. They do not constitute an endorsement of any product or project, nor an investment advice and are not warranted to be complete, timely, accurate or suitable for a particular purpose. Their use is subject to conditions available at https://www.sustainalytics.com/legal-disclaimers. Information contained on, or that can be accessible through, Sustainalytics’ website is not a part of this prospectus and the inclusion of their website address in this prospectus is an inactive textual reference only.

Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any such information is incorrect, we are in any case responsible for the contents of this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial information in this prospectus as of December 31, 2020 and for the year then ended has been derived from the consolidated financial statements of VinFast Trading and Production Joint Stock Company, which are included elsewhere in this prospectus. The financial information in this prospectus as of December 31,

ii

2021 and for the year then ended and as of September 30, 2022 and for the nine months ended September 30, 2021 and 2022 has been derived from the consolidated financial statements of VinFast Trading & Investment Pte. Ltd., which are included elsewhere in this prospectus. The consolidated financial statements of VinFast Trading and Production Joint Stock Company and VinFast Trading & Investment Pte. Ltd. are prepared in accordance with generally accepted accounting principles (“U.S. GAAP”) in the U.S.

In January 2022, we announced our strategic decision to cease internal combustion engine (“ICE”) vehicle production to transform into a pure-play manufacturer of electric vehicles (“EVs”). In early November 2022, we ceased all production of ICE vehicles and completed the ICE Assets Disposal (as defined herein) to our affiliate, Vietnam Investment Group Joint Stock Company (“VIG”). Notwithstanding our cessation of ICE vehicle production in early November 2022, our results of operations presented in this prospectus primarily reflect the historical results of our ICE vehicle manufacturing business and our gradual cessation of our ICE vehicle manufacturing for the nine months ended September 30, 2022. Accordingly, our results of operations and comparative financial information presented in this prospectus may not be indicative of our results of operations expected for any future period.

The unaudited pro forma consolidated financial information in this prospectus as of September 30, 2022 and for the year ended December 31, 2021 and the nine months ended September 30, 2022 give pro forma effect to the phase-out of our ICE vehicle production, as further described in “Unaudited Pro Forma Financial Information.” The unaudited pro forma consolidated financial information in this prospectus is qualified in its entirety by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate History and Structure,” the unaudited historical interim condensed consolidated financial statements and the audited consolidated financial statements as of and for the year ended December 31, 2021 and related notes included elsewhere in this prospectus. The unaudited pro forma consolidated financial information includes various estimates that are subject to material change and may not be indicative of what our results of operations or financial position would have been had such events taken place on the dates indicated, or of our results of operations expected for any future period.

Certain amounts shown in the Registration Statement or derived from the U.S. GAAP financial statements have been rounded or truncated as deemed appropriate by the management of our company. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary shares discussed under “Risk Factors.”

Who We Are

We are VinFast, and our goal is to be a leader in the future of Smart Mobility through our intelligent, thoughtful and inclusive EV platform. We aim to foster a cleaner and more sustainable approach to 21st century mobility that is evolutionary and revolutionary.

We are bold, decisive and eager to advance our product and platform.

We aim to constantly push boundaries in our approach to technology, service innovation, customer engagement and manufacturing excellence, all for the sake of delivering an exceptional customer experience.

Our mission is to help create a more sustainable future for all. We aim to help sustain our planet by accelerating the switch to electric vehicles with an inclusive, premium product line and unique service platform. We envision a world where a top-tier electric vehicle-driving experience is accessible to all. We have already begun delivering on that vision today with our line of all-electric sports utility vehicles (“SUVs”), readying us for the new era of VinFast, one focused on global expansion and creating a sustainable future.

At VinFast, our motto is “boundless together.” It is representative of the adventurous and inspired feeling we want our drivers to experience every time they take the wheel, a precept of our approach to manufacturing, an affirmation of our limitless desire to reach new heights with the products we create, our effort to build a sustainable future and our enthusiastic re-shaping of the electric vehicle driver experience. In that spirit, we are breaking boundaries by focusing on the future, setting out on new journeys as one team (maker, driver, partners) and sharing the VinFast vision along the way. We are constantly innovating from a technology and driver experience perspective and are ready to push forward towards a sustainable future. With that said, we recognize that we cannot do this alone, and we urge those who share this desire to unite with us on our journey to a brighter and greener future.

Come join the charge with us.

Our Business

We are an innovative, full-scale mobility platform focused primarily on designing and manufacturing premium EVs, electric scooters (“e-scooters”) and electric buses (“e-buses”). Our initial EV product line is an all-new range of fully-electric A- through E-segment SUVs, the first of which began production in December 2021. We focus strategically and exclusively on EVs and have phased out all remaining ICE vehicle products over the course of 2022, in order to execute on our vision of creating an e-mobility ecosystem built around customers, community and connectivity alongside our new vehicle roll-out. We plan to deliver on this strategy by leveraging our manufacturing expertise and strong track record of producing ICE vehicles and e-scooters. We started producing e-scooters in 2018, passenger cars in 2019 and e-buses in 2020. We have delivered nearly 88,000 vehicles (primarily ICE vehicles) and over 145,000 e-scooters through the end of September 2022. Innovation is at the heart of everything we do. We focus on achieving operational efficiency and technological integration, and we seek to continuously improve our processes to deliver world-class products.

We plan to sell our line of electric SUVs in key global markets, specifically targeting North America (primarily the U.S. and Canada) and Europe, in addition to our existing market in Vietnam. Our target markets are expected to offer an expected total addressable market (“TAM”) of $1.3 trillion by 2027, which would represent an annual shipment of approximately 35 million vehicles, according to Frost & Sullivan. We see these geographies as vital to our strategy, with significant momentum and positive forces driving the switch to EVs across vehicle segments. Specifically, we believe the A- through E- electric SUV segments will lead the EV revolution and drive profitable growth in the near and long term across the automotive market. While we are currently focused on these segments, we continue to evaluate the full spectrum of vehicle types for future product development. We believe our vehicles are differentiated, especially across the emerging EV space, through our low cost structure relative to our peers, as well as our premium-quality product offering, including advanced technology and new-mobility features for our drivers, a fashionable and luxurious design, and our comprehensive Smart Services solution. We expect to remain competitive by focusing on SUVs, the most popular consumer vehicle segment, and including in our products top tier technology and luxurious outfitting that is not standard for similar vehicles at our price points. We strongly believe in the future of smart mobility and strive to provide the VinFast platform as an access point to that future.

Our VF 8 and VF 9 models are fully-electric D-segment and E-segment SUVs, respectively, designed for the global consumer market. We had reservations for approximately 58,000 VF 8 and VF 9 EVs globally as of September 30, 2022, of which approximately 20% were reservations with non-refundable reservation fees and the remainder are cancellable reservations with small refundable reservation fees. We shipped the first batch of the VF 8 to the U.S. in November 2022. We expect first deliveries of the VF 8 to be made in the U.S. in December 2022 and in Europe in early 2023 and first deliveries of the VF 9 to be made in the U.S. and Europe in early 2023. We currently offer two trims of the VF 8 and VF 9: Eco and Plus. We plan to introduce new trims for the VF 8 and VF 9 in the next two years to provide a comprehensive and higher-end product offering, focusing on sustainable materials and adding more premium features such as higher-end interior materials, elevated smart features and enhanced advanced driver-assistance systems (“ADAS”). In addition, we expect to launch the VF 5, VF 6 and VF 7, our A- through C-segment vehicles in 2023. The VF 5 is an A-segment EV SUV for the Vietnam market that offers dynamic youthful styling, targeting first time, budget conscious buyers. The VF 6 is a B-segment EV SUV for the family-oriented driver. The VF 7 is characterized as a driver centric C-segment EV SUV, accentuated by its futuristic styling. For the VF 6 and VF 7, we plan to offer Eco and Plus trims in both Left Hand Drive and Right Hand Drive versions to target international markets. See “Risk Factors — Risks Relating to Our Business and Industry — Our long-term results depend upon our ability to successfully introduce and market new products and services, which may expose us to new and increased challenges and risks.”

We have achieved a great deal in our short history. Following the founding of our company in 2017, we achieved start of production of our first ICE vehicle in only 21 months. As a new entrant and the first Vietnamese automotive original equipment manufacturer (“OEM”), we have partnered with top-tier global companies, including Magna Steyr Fahrzeugtechnik AG & Co KG (“Magna”), Tata Technologies, ZF Friedrichshafen AG (“ZF”) and Pininfarina S.p.A. (“Pininfarina”) to accelerate the integration of industry best practices into our processes. Deliveries of our first fully-electric SUV, the VF e34, began in Vietnam in December 2021. We began delivering the VF 8 in September 2022 in Vietnam. The VF 8 and VF 9, which are now available for reservation in North America and Europe and will be the first fully-electric VinFast SUVs available for purchase in the North American and European markets, were introduced globally at the Los Angeles Auto Show in November 2021, displayed along with our full suite of vehicles at Consumer Electronics Show (“CES”) in January 2022, the New York Auto Show in April 2022 and the Paris Motor Show in October 2022. Additionally, we have and are planning to continue to showcase our products in other auto conventions, including the International Electric Vehicle Symposium 2022 (“EVS35”), Mobile World Congress, EV Experience and the Internationale Funkausstellung (“IFA”).

We quickly established significant brand recognition in Vietnam and within 18 months from product launch, we gained the leading market share in Vietnam for each of our product segments, based on management’s analysis of publicly available data. This share was acquired from the incumbent global vehicle brands from Asia, Europe and

North America that have historically dominated the Vietnamese market prior to our arrival. Since our establishment, we have gained significant experience in manufacturing at scale, which has helped us swiftly incorporate EVs into our existing assembly lines. Like other entities within the Vingroup family of companies, turning early-stage businesses into market leaders through top-tier execution and leadership is a hallmark of our approach to business.

We are a majority-owned affiliate of Vingroup, one of the largest companies listed on the Ho Chi Minh Stock Exchange with a combined market capitalization of approximately $24.0 billion as of November 30, 2022 across Vingroup and all of its listed subsidiaries, which together contributed 1.5% to Vietnam’s GDP in 2021 based on their 2021 consolidated revenue. Led by Chairman Pham Nhat Vuong, Vingroup is the largest conglomerate in Vietnam with market-leading, fast-growing businesses that span the industrials, technology, real estate and social services sectors in Vietnam. Vingroup has a nearly 30-year operating history and strong track record of improving the daily lives of consumers through applied technology. As of September 30, 2022, approximately $7.5 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. Vingroup remains a committed sponsor of our growth and success. We believe our ongoing relationship with Vingroup is a significant competitive advantage, most notably through shared expertise and software co-development among more than 1,000 engineers in the Vingroup ecosystem who collectively help produce differentiated technology for VinFast vehicles.

Technology is at the core of our platform, and we have invested significantly in our group technology platform to provide the safest, most driver-friendly experience possible for our drivers – what we refer to as “technology for life.” We believe vehicle technology should be convenient and fully integrated into our drivers’ day-to-day lives. “Connecting intelligence globally” is a cornerstone of our growth plan: our research and development (“R&D”) and product innovations differentiate the VinFast EV experience on the world stage with premium features, including infotainment, driver assist, ADAS and other enhancements expected in a top-end EV ownership experience, that are available in all of our vehicles. The VinFast R&D team includes more than 800 in-house professionals (including 140 software engineers) and leverages the expertise of engineers and developers across the related technology companies within the Vingroup ecosystem. We also encourage our technical teams and R&D leads to partner with leading global experts to undertake product development projects when doing so is more time and cost efficient than in-house R&D. Central to our partnership model is our ability to maintain control and/or ownership over intellectual property. Notwithstanding multiple partners participating throughout the value chain, the product rollout and intellectual property underlying each individual system is created, managed and/or mastered by our internal team of engineers and technology professionals. Under this model, outside of Vingroup, we have collaborated with cutting-edge technology companies to leverage our existing core competencies, including collaborations with NVIDIA, ZF, and Mobileye on our ADAS and Amazon Alexa for our Virtual Assistant. In October 2022, we also entered into a memorandum of understanding (“MOU”) with Contemporary Amperex Technology Co., Limited (“CATL”) to collaborate in the development and production of CATL integrated intelligent chassis (“CIIC”) skateboard chassis products that integrate battery packs, electric motors and other core systems and components of an EV into a single layer at the bottom of the vehicle, with the goal of reducing manufacturing costs, vehicle weight and energy consumption and maximizing cabin space. Similarly, we source our battery components from a variety of suppliers including Samsung SDI, CATL, and Gotion Inc. (“Gotion”). We have a strategic partnership with VinES Energy Solutions Joint Stock Company (“VinES”), a subsidiary of Vingroup, spanning the full spectrum of battery R&D, manufacturing, testing, performance and cost optimization and battery recycling. VinES plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. As affiliates in the Vingroup ecosystem, VinES is expected to grow in lockstep with us to remain a tier 1 supplier of batteries to us as we expand. To that end, another of our Vingroup affiliates has made an investment in ProLogium, a manufacturer of next-generation solid-state batteries, which we believe will lead to future opportunities for us and VinES to collaborate in applying next-generation solid-state battery technology to VinFast vehicles. We believe our partnership with VinES reduces uncertainties associated with reliance on unrelated third parties outside of the Vingroup ecosystem for batteries. VinES is in the process of constructing a gigafactory in Central Vietnam to expand its battery pack production capabilities. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion. In October 2022, VinES and Li-Cycle APAC Pte. Ltd. (“Li-Cycle”) entered into a global recycling partnership, which includes exploring global recycling solutions for VinES and VinFast that support the companies’ ESG strategy and shared vision to advance a sustainable, closed-loop battery supply chain. As part of the partnership, VinES and Li-Cycle entered into a letter of intent (“LOI”) regarding potential opportunities to establish recycling facilities.

We seek to build a strong connection between our drivers, our brand and our service ecosystem to create the “VinFast Lifestyle,” facilitated by the technology framework we have created. As part of this lifestyle, we want to ensure that every driver experiences a true sense of community and is a swipe-of-an-app away from reliably connecting with our service network. Our technology framework aims to remove the anxieties associated with owning an electric vehicle, which is paramount to the VinFast Lifestyle. Our VinFast Services program, called “Invisible Service,” evokes a seamless and ever-ready suite of service products and offerings conveniently available at the driver’s fingertips through our companion app. Our unique 10-year /125,000-mile warranty offering demonstrates our commitment to quality and reliability in our vehicles and underpins the trust we seek to establish between our brand and community.

With the VinFast Lifestyle in mind, we aim to deliver greater flexibility to our drivers when choosing to own a VinFast EV. To that end, we offer our customers the option to purchase our vehicles with the battery as well as the flexibility to participate in our Battery Subscription Program, which allows a customer to lease the battery in their EV from VinFast, rather than own it. According to Frost & Sullivan, battery subscription programs, such as ours, could reduce the upfront cost of an EV by 15% to 35%. Our Battery Subscription Program is intended to supplement our primary model of outright sale of the full chassis and battery and to provide an alternative that makes our EVs accessible at a lower, more inclusive up-front price point. We believe that our Battery Subscription Program provides customers with a worry-free battery experience: customers pay a fixed monthly battery subscription that allows for unlimited driving mileage each month. We expect that the fixed payment monthly subscription fee in the U.S. will initially start at $110 per month for the VF 8 and $160 per month for the VF 9 (prices may vary by country). In Vietnam, customers that placed reservations before September 2022 may select between fixed and variable monthly subscription fees under our prior sales policy. Under the program, we plan to offer customers a replacement battery once charging capacity falls below 70% as part of a warranty that we offer for the duration of the battery lease with our Battery Subscription Program. We plan to monitor market demand and peers’ product offerings on an ongoing basis and adjust our go-to-market strategy dynamically with an aim of ensuring that VinFast EVs and the VinFast Lifestyle remain accessible.

Our service experience will utilize both a remote diagnostic and mobile in-person approach, allowing for ease of digital access and the reliability of a physical service presence. We expect that the majority of our service interventions will take place directly where our drivers are located, either through mobile service or remote, over-the-air (“OTA”) updates. We expect our mobile service to be supported by our fleet of EV vans and our technicians are expected to carry out most of their work where the customer is located. We believe our customers will also benefit from the technical capabilities of our directly owned and operated centers. We have also partnered with Urgent.ly to provide roadside assistance during the 10-year / 125,000-mile warranty period to our customers in the U.S. and Canada.

Our companion app is expected to be at the center of our service offering, leveraging our cloud-based digital ecosystem to create a simple and comprehensive interface for drivers with support for service requests, charging station locations and access to remote safety or control features of their vehicles, such as starting the engine remotely. The companion app is designed to provide end-to-end digital features, defined by seven key feature categories, including sales, vehicle controls, charging, navigation, invisible service (e.g. booking service appointments, roadside assistance and firmware for OTA updates), smart vehicle functions (e.g. remote valet and smartphone mirroring) and smart ownership functions (e.g. managing driver profiles, facilitating monthly subscription payments, payments for charging services and paid-OTA updates). Our companion app and in-vehicle navigation system are also expected to be integrated with Electrify America’s application programming interface (“API”) data feed. This enables our customers in the U.S. to locate the nearest charging stations, authenticate charging transactions, set charge levels, make payments, check the charging status of their vehicles and obtain transaction history. We pay Electrify America a recurring annual fee for these non-exclusive API services. See “Business — Integrated Service Offering.”

Meanwhile, our VinFast Power Solutions program is expected to enable stress-free at-home smart charging and seamless connectivity to an extensive charging network through our companion app when away from home. Our U.S. customers will have access to the Electrify America network of EV charging stations. Our non-exclusive charging network program agreement with Electrify America also entitles our customers to discounts and other promotional benefits such as complimentary charging sessions when using Electrify America’s charging station network.

Our vehicles are manufactured at our highly automated manufacturing facility in Hai Phong, Vietnam, which is the third-largest city in the country and situated just over 60 miles outside of Hanoi. Opened in 2019, our automobile manufacturing facility currently has a maximum production capacity rate (i.e. maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 EVs per year, is situated in a land area of 348 hectares, and is a beneficiary of multiple tax incentives being located in the Dinh Vu-Cat Hai Economic Zone. This facility, which we believe is one of the most highly automated and modern manufacturing facilities in Southeast Asia, is equipped with over 1,400 robots and has the capacity for highly automated production lines that reach automation levels of 90% and 95% for press and paint shop, respectively. The press shop is capable of producing up to 38 frames per hour. We believe this automation is a hallmark of our integrated capabilities across VinFast. This facility was used in the past to produce our legacy ICE vehicle lineup and now exclusively produces our VinFast EVs (currently the VF e34, VF 8 and VF 9), e-scooters and e-buses. When our factory was built, we designed our manufacturing facility to incorporate a high degree of operational flexibility to accommodate the parallel production of our full suite of vehicle models. This foresight has allowed us to seamlessly switch from ICE to EV production and will be critical to our expected operational flexibility for producing multiple SUV models on the same assembly line simultaneously. From a logistics perspective, we are confident in our outbound shipping capabilities to global locations from our Hai Phong facility, given it is directly next to the Lach Huyen port in Vietnam, with significant access to global roll-on/roll-off cargo shipping partners. The Lach Huyen deep-sea port, which opened in 2018 with 14 meters of depth and has a capacity of 100,000 deadweight tons (“DWT”), is one of the deepest and largest ports in the country.

Bolstering our manufacturing operations in Vietnam is an on-site, integrated supplier park that facilitates reliable and cost-effective collaboration with our partner-suppliers, as well as logistical efficiency for parts and supply to our factory shops. Our manufacturing operations in Vietnam have a significant cost advantage for sourcing key supplies and components because we source approximately 60% of the components for our EVs (excluding batteries) from suppliers in Vietnam, most of which are established international suppliers, based on the total value of parts produced or packed in Vietnam as a percentage of the total free-on-board cost of our vehicles (excluding batteries) as of September 30, 2022. There are a number of key suppliers on-site in Hai Phong, including ZF, FORVIA and Lear Corporation. We also have plans to expand our integrated supplier park in Hai Phong with additional suppliers from Korea and China. In addition to the supplier park, some of our suppliers are located directly on our general assembly line, ensuring full integration and alignment across the manufacturing process. Outside of our on-site park, we have relationships with approximately 620 additional suppliers globally. One of our most important partners and a subsidiary of Vingroup, VinES, is a key battery pack supplier to us and is in the process of developing battery cell production capabilities in Vietnam. We intend for VinES-produced battery cells to eventually be included in the battery packs that VinES supplies to us. VinES is in the process of constructing a gigafactory in Central Vietnam to expand its battery pack production capabilities. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion. The supplier park and strategic supply chain have been beneficial to us in navigating and mitigating supply chain issues in the automobile industry in recent months. We believe we have been early and proactive in managing our supply chain and are focused on a diversified approach, particularly in our battery sourcing. We also have a dual-design approach to chip integration, which allows us to achieve the same functionality across vehicles with a variety of chip manufacturers. The flexibility we have built into our vehicles allows for diversification across the supply chain, without reliance on a single supplier for critical vehicle parts.

We believe that we have laid the groundwork to achieve future profitable growth through automation, access to a low-cost labor pool in Vietnam, and the ability to achieve economies of scale through our mass market approach and volume efficiencies with suppliers. Our existing and fully automated manufacturing facility has the potential to be a significant competitive advantage for us as we rollout new vehicle platforms in the coming years. Relative to other geographies, Vietnam offers a very competitive cost of labor and a technically-skilled labor force, and we believe we have ample experience in automotive production, supplier management and optimizing operating efficiencies to produce greater margin benefits. We believe that targeting the highest-growing segments of the market, with our ability to produce vehicles at scale, will provide clear economies of scale from a supply and production standpoint. Our investments in our operational and manufacturing capabilities have allowed us to create structural levers for growth and give us confidence in our path to profitability.

In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 712 hectares in Chatham County, North Carolina. Commissioning of the facility is targeted for the second half of 2024. The facility is expected to have an annual capacity of 150,000 vehicles per year. We believe this facility will help to diversify our manufacturing footprint in a critical growth market where we plan to expand and can enable us to take advantage of available state and local incentives. Additionally, our customers in the United States (“U.S.”) may be able to take advantage of U.S. federal tax credits once our North Carolina facility commences operations and final assembly of our vehicles, subject to, among other things, their income eligibility as well as our ability to meet requirements on battery components and critical minerals. We aim to replicate the successes of our Hai Phong facility as we extend our manufacturing footprint to the U.S. We intend for our North Carolina facility to have the same high level of automation and flexibility as our Hai Phong facility, closely situated supplier-partners and an integrated supplier park and supply chain.

To launch our products in international markets, we are employing a direct-to-consumer (“D2C”) sales model built around a personalized and approachable experience, whether via our customer app, online through our virtual showrooms and VinFast website, or alternatively, in person at one of our branded, fully-owned VinFast showrooms across the globe. Our global roll-out plan will focus on North America and Europe in the medium-term, and we plan to have 15 showrooms in the U.S., 13 showrooms in Europe (within Germany, France and the Netherlands) and eight showrooms in Canada by the end of 2022. We have opened six showrooms in the U.S., all of which are in California, one showroom in Paris, France, one showroom in Cologne, Germany and two showrooms in Toronto and Quebec, Canada. In Vietnam, we have 87 showrooms, of which 56 showrooms are owned and operated by us and the remaining are opened in collaboration with our dealers. We plan to roll out three different showroom models (1S, 2S and 3S), each adapted for the intended customer experience, with smaller showrooms for consumer education in high footfall traffic areas and more traditional showrooms with test-driving capabilities in targeted areas. Our showrooms serve as a place for customers to experience the VinFast brand and products, to meet as members of the VinFast community and as a hub for VinFast service solutions. This online-to-offline (“O2O”) sales model is a key facet of our business strategy.

Our commitment to environmental, social and governance (“ESG”) initiatives is institutionalized through a thoughtful, comprehensive and forward-thinking ESG strategy. Our products are meticulously designed with a low-to-zero emission framework and to minimize impact on the environment. We have adopted industry best practices to reduce our carbon footprint and target best-in-class environmental standards. As we lead the charge to a brighter, greener and safer future, we plan to leverage our social and governance policies as key catalysts for achieving our vision. Our social policies reflect our commitment to our customers, employees and communities, while our governance structure reflects our core values of fairness, efficiency, accountability and transparency. We seek to periodically validate our progress in honoring our ESG commitment and to identify areas for improvement. As part of this effort, in 2022, we engaged Morningstar Sustainalytics to perform a broad-based Corporate ESG Assessment of our company covering seven distinct ESG categories: carbon – product and services; human capital; product governance; business ethics; carbon-own operations; human rights – supply chain; and corporate governance. We received an overall indicative Corporate ESG Assessment score of 23.3, which places us in the “medium risk” category as of July 2022. Our indicative score would place us in the top ten (9th ranked out of 72) of automobile companies and having the top ESG rating (lowest potential risk) compared with other pure EV car companies, in each case among companies assessed by Sustainalytics.

We are led by a keenly focused management team that is highly motivated to deliver on our mission of making EVs smarter and more inclusive. Our Global CEO, Le Thi Thu Thuy, also holds the position of Vice Chairwoman of Vingroup and was one of the key Vingroup executives behind the push into vehicle manufacturing. She was responsible for the formation of VinFast and led the execution of a startup plan from the ground up in 2017, with our first vehicles delivered only 21 months later. She has built a highly experienced, diverse and globally sourced team to execute our strategy. This team includes veterans from the automotive and technology industries with an average of 23 years of relevant industry experience. Our entrepreneurial and innovative culture from the top down in our organization is driven by our core belief that we are “boundless together.”

We had net losses of VND18,950.2 billion and VND32,219.0 billion ($1,348.1 million) in 2020 and 2021, respectively, and total debt (which is our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) of VND47,169.8 billion ($1,973.6 million) as of December 31, 2021. We had net losses for the period of VND18,000.1 billion and VND34,535.4 billion ($1,445.0 million) for the nine months ended September 30, 2021 and 2022, respectively, and total debt of VND59,552.2 billion ($2,491.7 million) as of September 30, 2022.

Smart Mobility and the VinFast Differentiators

Our full-service driver and ownership experience is a hallmark of the VinFast brand and built around the concept of Smart Mobility, which we believe differentiates us from our competitors. To us, Smart Mobility encompasses the following:

•	Premium Quality Product

•	Thoughtful design for a boundless premium experience – We evoke EMOTION and PASSION between driver and car

•	Top-of-the-line vehicle lineup – We offer a LUXURIOUS and STYLISH product line with skilled craftsmanship in every detail

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“TECHNOLOGY FOR LIFE” – We embrace PERSONALIZATION and CONNECTIVITY with a full suite of standard smart infotainment features including a heads-up display, virtual personal assistant, in-car commerce and mobile office capabilities, creating a space for lifestyle between home and office

•	Sustainability – We aim to deliver our products RESPONSIBLY to help promote a greener world for us all

•	Steadfast focus on meeting world-class safety standards – We focus unwaveringly on SAFETY

•	Inclusive Price

•	ACCESSIBILITY – We seek to offer our products in a more approachable and accessible way relative to closest EV peers to help increase opportunities for greater EV adoption globally

•	We offer high performance, luxurious features, premium quality, an advanced suite of enhanced technology and cutting-edge engineering execution at a COMPETITIVE price point

•	FLEXIBLE purchase options, including own, lease, and our Battery Subscription Program to suit any customer’s preference

•	Peace-of-Mind Ownership Experience

•	Our goal is to provide BEST-IN-CLASS after-sale service with 10-year / 125,000-mile warranty and 24/7 roadside assistance

•	WORRY-FREE experience through our “INVISIBLE SERVICE” model with remote and mobile service offerings

•	EASE-OF-ACCESS to our network of service showrooms and integrated suite of EV charging solutions through VinFast Power Solutions and partners such as Electrify America and Bosch

Our Business Strengths

We believe we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

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Comprehensive Mobility Ecosystem with Strategic Focus on High Growth Segments: We boast a broad EV mobility platform, including electric cars, e-scooters and e-buses. We believe we have achieved a leading market share across each of our vehicle segments in Vietnam. We have strategically targeted the highest-growth segments and have formulated our growth outlook with data from reputable global automotive industry consultants in building our international expansion plan. Not only do we forecast an increasing secular shift to EVs, but we have also studied our key growth markets and targeted the SUV segment initially, the segment of the passenger light vehicle market with the highest expected growth in demand. As customer demand increases for long distance travel, larger in-vehicle space and larger storage space, Frost & Sullivan expects the C, D, and E vehicle segments to grow globally at 3.4%, 3.8% and 3.8% CAGRs, respectively, from 2021 to 2027. Our TAM is forecasted to reach $1.3 trillion, representing an annual shipment of approximately 35 million vehicles, by 2027, according to Frost & Sullivan. We believe we are reaching the fastest growing market at a competitive price point relative to our closest EV peers. The F&S Customer Survey conducted in February 2022 found that customers who have placed reservations for VinFast EVs prefer our vehicles over those of direct peers mainly for our attractive design, inclusive price (taking into account our optional Battery Subscription Program) and outstanding technology, with more than 74% of respondents selecting these as the most important factors influencing their reservation decision. We believe our pricing model, providing luxury-level features and premium quality at a competitive price point, positions our EV platform for achievable penetration of our addressable market, through the potential for conversion of a greater number of ICE drivers into new EV drivers. We have seen success in this conversion effort thus far. A majority of our U.S. customers who placed reservations for VinFast EVs and participated in the F&S Customer Survey are switching from ICE vehicles to a VinFast EV. Over 69% of F&S Customer Survey respondents currently owning at least one car and over 89% of respondents own ICE vehicles. Given our strategic focus on EVs, we have tailored our business model to target segments that we believe will achieve the highest growth and profitability across the EV spectrum.

•	Attractive Lineup of Skillfully Engineered, Luxurious EV SUVs: Our comprehensive lineup of EVs, highlighted by the VF 8 and VF 9, enhances and complements the lives of our drivers through their lifestyle-friendly design. Incorporating high quality craftsmanship, alongside our proprietary tech-forward infotainment system, we aim to provide a luxurious, advanced and customizable offering of the features that EV drivers have come to desire. Every decision that we make in the design of our vehicles is framed with the driver in mind – from our spacious seats to the colored heads-up display, simplistic dashboard and personal assistant interface, we expect the VinFast system to become fully integrated into our drivers’ lives. On the exterior, our signature lighting that frames our “V” logo sweeps out to the corners of the car and powerfully exudes our brand. The overarching character of our vehicles provides a comfortable and modern feel, while making a powerful statement on the VinFast Lifestyle. In addition, we plan to introduce new trims for the VF 8 and VF 9 in the next two years to provide a comprehensive and higher-end product offering, focusing on sustainable materials and adding more premium features such as higher-end interior materials, elevated smart features and enhanced ADAS.

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Innovation-Driven, Technology-Centric Platform: We offer integrated, state-of-the-art technology across our vehicle segments and in our associated mobile application platform. Our platform was built with the philosophy of “technology for life,” driven by the belief that technology should enable the safest, most driver-friendly experience possible. To us, “technology for life” involves being thoughtful with our design features and R&D efforts, while maintaining a strategic focus on the highest value and most practical features to support our customers’ needs. Our development teams work with well-established engineering service providers and suppliers of high-quality components to build differentiated and personalized features, such as virtual assistants, in-car e-commerce, in-car entertainment, facial recognition, voice biometrics and more to create a truly personalized driving experience. With safety being of paramount importance, our heads-up-display, standard across all VinFast EV models, helps to ensure drivers’ eyes remain on the road to avoid the distraction of looking at consoles or panels below. In addition, we are focused on including the latest practical safety features through our ADAS implementation. Each of the vehicles that we currently plan to launch are planned to be offered with ADAS Level 2 capabilities. We plan to implement components of ADAS Level 3 in our vehicles in early 2024 and thereafter progress to ADAS Level 4 capabilities. Our technology platform provides ancillary revenue stream opportunities for VinFast over the ownership cycle, including features available for a monthly subscription fee.

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Differentiated Ownership Experience to Drive Brand Loyalty: Our vision is to transform the traditional vehicle ownership model into a customized experience for our drivers, thereby increasing brand loyalty and adding more value to our drivers. We aim to do this through four key initiatives: our cloud-based companion app, unique warranty offer, “invisible service” program and VinFast Power Solutions. We intend for our app to allow for a fully-connected experience and act as a hub for owner-to-owner interaction, vehicle service, infotainment connectivity and more. Our 10-year / 125,000-mile comprehensive warranty, including our roadside assistance package, demonstrates our commitment to the quality of our products. Our “invisible service” program will aim to bring best-in-class convenience to our customers through remote care (diagnostics and virtual repairs), mobile services (provided by a fleet of EV vans) and roadside assistance, all of which will be accessible through our customer app and our 24/7 service centers. Finally, through our VinFast Power Solutions, we aim to alleviate anxiety around charging and autonomy by offering at-home smart charging solutions coupled with access to an extensive charging network through our E-Mobility platform.

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Flexible Offering at an Inclusive Price Point: We believe that providing a flexible, high-quality product offering at an inclusive price point is critical to our “boundless together” philosophy. This philosophy offers the benefits of EVs to a broader population than possible today, which we believe will provide flexibility for us to capture market share. Our inclusive pricing model differentiates us from most OEMs in the market today that are pursuing the higher-priced premium segment. We target a broader market and offer a lower total cost of ownership (“TCO”) proposition compared to the average of our peers, without compromising on our design or technology suite. In short, we believe we offer the greatest value per mile of driver range relative to our peers. We believe we deliver this value not only through our competitive pricing relative to peers but also through our flexible ownership options, including our Battery Subscription Program, to reach a broader driver and ownership base. We have multiple advantages that allow us to maintain price competitiveness, including our highly-automated manufacturing facility, our access to a low-cost labor base in Vietnam, our well-diversified supplier base, relatively favorable tax environment and established trade agreements between Vietnam and the U.S., European Union and other major global markets. These relative strengths have allowed us to build a competitive cost structure that enables our inclusive pricing model.

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Demonstrated Speed to Market and Ability to Execute: We have demonstrated our ability to deliver on market capture and brand building within Vietnam. With our initial line of ICE vehicles, we reached start of production within 21 months from company inception. Within 18 months from product launch, we gained the leading market share in Vietnam for each of our product segments, based on management’s analysis of publicly available data, taking market share from global automotive OEMs from Europe, the U.S. and Asia who have historically dominated these segments. From a product launch perspective, we had great success with the launch of our VF e34, Vietnam’s first EV that we pioneered last year, setting records in Vietnam by receiving over 25,000 reservations after 3 months, and receiving more than 417,500 organic discussions on social media in the two days following the announcement. The VF e34 was voted the “Green vehicle of 2022” and “Favorite C-segment CUV in 2022” by Otofun and among the top 10 best-selling vehicles in Vietnam in June 2022 according to Vietnamese Automobile Manufacturer’s Association (“VAMA”), TC Group and our public sales report. Similarly, our “The Future is Now” delivery event for the VF 8 at our manufacturing facility in Hai Phong in September 2022 has been featured by over 700 news outlets and has received over 8.5 million views on social media platforms. We believe our success in Vietnam has been enabled by our flat organizational structure, quick decision-making, and strong cooperation with internal and external parties. Our appearance at CES in January 2022 where we unveiled our VF 8 and VF 9 models, which was posted on various social media platforms and websites, received 7.7 million views in aggregate across social media platforms and websites within the first 48 hours of the unveiling. We have been featured by approximately 2,500 international and local media outlets, reaching a global audience of approximately 10 million with over 21 million impressions. After we debuted our planned EV lineup at CES in January 2022, we began accepting reservations globally for our VF 8 and VF 9 models and received approximately 24,000 reservations in the first 48 hours. As of September 30, 2022, we had reservations for approximately 58,000 VF 8 and VF 9 EVs globally, of which approximately 20% were reservations with non-refundable reservation fees and the remainder are cancellable reservations with small refundable reservation fees. At present, we are concurrently developing four new EV models, which we plan to roll out in the international markets within the next two years.

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Highly Automated Manufacturing Capabilities: We produce vehicles out of our factory in Hai Phong, which we believe is one of the most highly automated and modern manufacturing facilities in Southeast Asia. Our manufacturing facility opened in 2018 and has supported the production of seven vehicle models (four ICE models, one e-bus model and three EV models) and nine e-scooter models with 16 different variants. The automobile manufacturing factory has a maximum production capacity rate (i.e. maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 EVs per year and a lean production capacity rate (i.e. the number of vehicles that can be constantly manufactured in a year without additional shifts) of up to 250,000 vehicles per year. In order to facilitate volume expansion that we expect to achieve, we currently plan to expand our global maximum production capacity to a rate of up to 1,100,000 vehicles per year by 2026, and we anticipate the utilization rates to improve in line with our growing global production capacity and demand for VinFast vehicles. Both production volumes and capacity would be subject to market opportunities, demand, feasibility study, the availability of financing and timely completion of our capacity expansion projects. We believe our proven manufacturing capabilities will enable us to deliver on a global scale. In addition, we benefit from an integrated supplier park at our Hai Phong facility with our key partners on site, including ZF, FORVIA, Lear Corporation and others, which helps us to achieve economies of scale, drive manufacturing optimization and reduce costs. We source approximately 60% of the components for our EVs (excluding batteries) from suppliers in Vietnam, most of which are established international suppliers, based on the total value of parts produced or packed in Vietnam as a percentage of the total free-on-board cost of our vehicles (excluding batteries) as of September 30, 2022. Our location in Hai Phong, the third-largest city in Vietnam and home to one of its largest deep-sea ports, provides a competitive advantage in logistics as we ship our vehicles across the globe. Additionally, in 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 712 hectares in Chatham County, North Carolina. Commissioning of the facility is targeted for the second half of 2024.

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Foundational Support from Vingroup: Our relationship with our corporate parent, Vingroup, affords us a superior competitive footing relative to other peers entering the electric vehicle market, especially through the partnership channels of Vingroup. Vingroup, together with VinFast’s shareholders, has provided substantial financial and strategic support to VinFast since our founding. As of September 30, 2022, approximately $7.5 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. We have benefited from access to the full range of intellectual property (“IP”) and R&D capabilities in the Vingroup technology ecosystem. One of the Vingroup companies that we expect will continue to play an integral role in our operation is VinES, one of our key battery partners. We have sourced battery packs from VinES since VinES commenced production of battery packs in the second quarter of 2022. VinES plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. As affiliates in the Vingroup ecosystem, VinES is expected to grow in lockstep with us to remain a tier 1 supplier of batteries to us as we expand. To that end, another of our Vingroup affiliates has made an investment in ProLogium, a manufacturer of next-generation solid-state batteries, which we believe will lead to future opportunities for us and VinES to collaborate in applying next-generation solid-state battery technology to VinFast vehicles. We believe this may reduce uncertainties associated with reliance on unrelated third parties outside of the Vingroup ecosystem for batteries. VinES is in the process of constructing a gigafactory in Central Vietnam to expand its battery pack production capabilities. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion.

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Experienced, Diverse and Entrepreneurial Management: Our leadership team is singularly focused on achieving the original goals set out by Vingroup when VinFast was founded: to establish a high-quality, globally recognized e-mobility EV manufacturer in Vietnam. We are led by Global CEO, Le Thi Thu Thuy, who also holds the position of Vice Chairwoman of Vingroup. With 25 years of experience, Ms. Le was one of the key Vingroup executives instrumental in the push for the creation of a tech-forward vehicle manufacturing company. She has assembled a deep bench of talent from the automotive, technology and finance industries, unified by the spirit of “boundless together” and dedicated to driving the electric vehicle revolution for VinFast. We also benefit from the diverse experiences of our senior management team who come from different industries, including those that have previously served in different roles in leading automotive and technology companies, such as BMW, Ford, General Motors, McLaren and Microsoft.

Our Key Focus Areas and Long-Term Growth Strategies

Our long-term growth strategy is anchored on the following key pillars:

•	Increase Global Reach to Meet Demand: Our strategy is to continue growing our global footprint into areas where we expect high EV demand growth.

North America (the U.S. and Canada) and Europe, represent the largest addressable markets for our EVs, together expected to represent approximately 42% of the global EV market by 2027, according to Frost & Sullivan. We plan to target these markets concurrently as we roll out our initial line of EVs and expand our sales network through new showroom openings. Based on our current growth strategy and the expected market opportunity, we anticipate the U.S. and Europe will be of similar significance to us in the medium to long-term. Based on our current outlook for growth in demand for our vehicles, particularly in the B, D and E segments, we expect the VF 6s and VF 8s to account for the majority of our sales volume and the VF 8s and VF 9s to account for the majority of our EV revenue in the near-term.

We plan to expand both our physical showrooms and other sales efforts so that we can continue to provide greater access to our products and price points as market conditions warrant. In Phase One of our global roll-out, we are beginning in the U.S., Canada, Germany, France, the Netherlands and Vietnam. Concurrently, we expect to roll out our online platform across the globe to execute on our digital strategy to complement the in-person experience. Our website will allow for full customization of the vehicle and use virtual reality to allow for a near-tangible buying experience from the comfort of our customers’ homes. We plan to open more than 70 showrooms across North America and Europe by the end of 2023, which will either be owned and operated by us or opened in collaboration with our dealers. In Phase Two, we plan to expand our penetration in our initial target markets of the U.S., Canada, Germany, France, the Netherlands and Vietnam and to begin distributing VinFast vehicles in other markets globally through partnerships with strategically selected distributors. In addition, we continue to build out our B2B strategy of entering into business relationships with large corporations and well-known leasing, mobility and short-term rental suppliers. Since the beginning of our global rollout, we have evaluated potential demand from the B2B customer segment and identified it as a meaningful contributor to our strategic vision. We believe that short-term rentals serve as valuable test drive opportunities for our vehicles that can drive more future owners to our online sales channel. In addition, we plan to offer insurance and maintenance services to expand our revenue streams, and may evaluate pre-owned and remarketing opportunities to further service our customers and financial service providers as part of our overall B2B strategy.

Notes:
1.	Including VinFast-owned showrooms and partnership showrooms.
2.	Pre-construction work for phase 1 of the Manufacturing Center in North Carolina commenced in the third quarter of 2022, with commissioning targeted for the second half of 2024.

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Continue Augmenting our “Technology for Life” Offering: We intend to remain at the forefront of automotive technology through our in-house R&D and external partnerships. We seek to deliver the best experience for our drivers with innovative customer-centric applications inside and outside the vehicles. We plan to continuously make our vehicles smarter over time through OTA system updates, and we intend to leverage the power of data to understand and serve our drivers better through artificial intelligence (“AI”). Through a network of renowned partners in various industries, we aim to continue creating a technology ecosystem that allows us to seamlessly adapt to the changing technology landscape broadly, and develop features with the driver in mind, such as adding additional languages on our voice assistant, more connectivity with mobile phones and more. We have more technologies and applications still in the pipeline (such as enhanced autonomous features with ADAS or “advanced driver assistance system”) and plan to incorporate them into our vehicles to constantly provide a state-of-the-art driving experience that we believe will attract new drivers to our brand, build brand loyalty with existing drivers and help VinFast stand out as a leader among our peers. Each of the vehicles that we currently plan to launch are planned to be offered with ADAS Level 2 capabilities. We plan to implement components of ADAS Level 3 in our vehicles in early 2024 and thereafter progress to ADAS Level 4 capabilities.

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Innovate Our Commercial Approach to Drive Incremental Market Share: We intend to rapidly expand our sales network across the globe, while simultaneously building out after-sales infrastructure to support our drivers. We intend to approach the market with a significant social media presence, as well as traditional advertising and in-person showrooms. A large tenet of our growth strategy will come from our O2O customer engagement strategy, with the aim of allowing a high level of customization and personalization for our drivers. Customers will be able to engage with us online through our website and companion app, while our showroom network will provide an offline, tangible in-person experience. We believe continued direct engagement is important, not only though our membership program, but also through multiple touchpoints on social media. We believe the insights gained through direct interaction with our drivers will allow us to respond efficiently to customer needs in future vehicle feature development. Additionally, we plan to work with VinES on an ongoing basis to optimize our battery costs, in order to maintain our price point differentiation in the EV market.

•

Expand Our Product Offering: We plan to continually evaluate the benefits of expanding our portfolio into other high-growth, high-demand EV segments in the future. We plan to introduce new trims for the VF 8 and VF 9 in the next two years. Our forthcoming “green” trim is expected to be made from sustainable materials and serve as a more eco-friendly option for drivers. Our forthcoming “lux” trim is expected to be made with higher-end materials to offer drivers a more luxurious surrounding and feature elevated E/E performance, interior design, infotainment and ADAS features. We also intend to evaluate expansion into segments such as sedans, pickup trucks and commercial electric vehicles. We have a track record of rolling out our vehicle platforms at a fast pace and aim to capitalize on market opportunities complementary to our platform. Our in-house development of new products is based on research on the demands of our drivers, and we are built to be nimble in responding to market opportunities. With respect to our current anticipated all-electric SUV product line, in addition to the VF e34 (C-segment) rolled out in 2021 and the VF 8 (D-segment) rolled out in 2022, we plan to launch the VF 9 (E-segment) in early 2023, followed by the VF 5 (A-segment), VF 6 (B-segment) and VF 7 (C-segment) in 2023. These vehicles are being released in high-growth markets that we have researched for size and demand opportunity, and we will use the same level of scrutiny in conducting our market research to determine how and when to expand into new product lines and relevant markets. The VF 5, VF 6 and VF 7 were recognized on Forbes Wheels’ list of “The 10 coolest cars from CES 2022.”

•

Enhance and Refine Our Service Offering: Building on our customer-centric mindset throughout our development and commercial processes, we plan to continue expanding and improving our service offering. As we continue to expand into additional geographies globally, we plan to build upon our service network and mobile service platform to ensure on-demand coverage for all drivers. Given our vehicles are

OTA-upgrade enabled, we intend to continue developing technology to make servicing a remote or hands-free process to the greatest extent possible. Along with expanding our service offering, we expect to add incremental charging partners to our network, ensuring seamless and accessible charging.

•

Pursue Enhanced Manufacturing Automation and Capacity Expansion: We plan to expand our global maximum production capacity to a rate of up to 1,100,000 vehicles per year by 2026 (assuming the realization of expected growth in demand for our EVs and the availability of financing for, and timely and on-budget completion of, capacity expansion projects). This expansion is expected to come in the form of investments in technology, equipment and infrastructure to add manufacturing capacity within our existing facility in Hai Phong, as well as opening an additional factory in the U.S. In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. Pre-construction work for phase 1 of the factory commenced in the third quarter of 2022, with commissioning targeted for the second half of 2024. Phase 1 of the facility is expected to have an initial capacity of 150,000 vehicles per year, with the site, layout and infrastructure of the facility designed to accommodate further capacity expansion to 250,000 vehicles per year upon completion of phase 2. We believe this facility will help diversify our manufacturing footprint in a critical growth market where we plan to expand and take advantage of applicable state and local incentives. We plan to continue to manufacture our vehicles in Vietnam and export them to the U.S. to fill U.S. orders until our North Carolina facility commences production and meets our U.S. volume requirements. In addition, we plan to continue improving the efficiency of our manufacturing process with the implementation of additional automated technology throughout the entire manufacturing value chain, which we believe is already conforming to Industry 4.0 standards of interconnectivity, automation, machine-learning and real-time data processing incorporation.

•

Broaden Our Ancillary Revenue Streams: Our vehicles’ built-in features provide a large opportunity for ancillary revenue streams in the future. We envision the following potential ancillary revenue streams in addition to our primary revenue focus on vehicle and aftermarket sales: licensing of higher-tech autonomy features, licensing the use of advanced infotainment and data sharing features, “invisible service” program, vehicle financing and subscription services through our infotainment platform. From a data collection perspective, we see a large opportunity to develop increased features and functionalities by sharing our collective intelligence with partners as well.

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Drive Intelligent Growth through Organic and Inorganic Opportunities: We plan to pursue potential organic and inorganic growth opportunities which align with our business strategy. We plan to put capital to work to grow in new organic channels, including broadening and improving upon our current portfolio offering (such as potential supplier integration and additional vehicle segments). We plan to also explore potential avenues of inorganic growth in furtherance of the mission of Smart Mobility. To date, we and our affiliates have made investments in early-stage technology companies that could be additive to our platform in the future, including: StoreDot, which plans to manufacture extremely fast charging lithium-ion battery cells; ProLogium, which is developing solid-state battery cells; and Autobrains, a developer of AI for autonomous driving. We look forward to the possibility of building relationships with other companies that share our entrepreneurial, innovative spirit and plan to continue making relevant investments to expand the VinFast ecosystem by bringing strategic partners together with meaningful capital.

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Continue to Promote and Invest in our ESG Framework: As we continue to expand in new global markets, we acknowledge global warming and climate related risks. As a company, we are resiliently pursuing zero-emission vehicles both through innovation and sustainability. We have declared our commitment to sustainability as a signer of the COP26 ZEV declaration and The Climate Pledge. We have set a target to be carbon neutral by 2040 in all our operations. Recognizing the need for green and clean energy, we ceased production of ICE vehicles in early November 2022 and converted our manufacturing entirely to EV vehicles in line with our journey to reduce our carbon footprint and pursue environmental stewardship. Apart from the inherent environmental benefits of our product line, we plan to strategically collaborate with VinES to operate a battery recycling program in the pursuit of achieving zero waste to landfill. We conduct social outreach programs in the communities where we operate in support of local enterprises and social economic upliftment and for our employees and stakeholders, as a key component of our operations. From a governance perspective, we continue to serve the best interests of our shareholders through a balanced board of directors with a focus on diversity, equity and inclusion in our leadership and complying with the latest index and regulatory requirements. We expect promoting this ESG framework will generate recognition for our brand, while also promoting a well-rounded and inclusive environment that we expect will be attractive to current and future VinFast stakeholders.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects, as more fully described in “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We are a growth stage company that has a history of losses, negative cash flows from operating activities and negative working capital;

•

We will require significant additional capital to support business growth. We expect to fund our capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in our company;

•	We face risks associated with being a new entrant in the EV industry and the marketing and sale of our EVs in international markets where we have not yet made any deliveries of vehicles;

•	Our long-term results depend upon our ability to successfully introduce and market new products and services, which may expose us to new and increased challenges and risks;

•	We may not succeed in growing our brand in markets outside Vietnam. Our brand, reputation, public credibility and consumer confidence in our business could be harmed by negative publicity;

•	We may be unable to adequately control the costs associated with our operations;

•

We are dependent, directly and indirectly, on suppliers for component parts and raw materials. Suppliers may fail to deliver components and raw materials according to our schedule and at prices, quality and volumes acceptable to us;

•

Our success will be dependent upon our ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of our vehicles and to create relationships with new suppliers;

•	The automotive market is highly competitive, and we may not be successful in competing in this industry;

•

The process of establishing manufacturing facilities outside of Vietnam, and expanding our capacity within Vietnam, may be subject to delays or cost overruns, may not produce expected benefits or may cause us to not meet our projections for future production capacity;

•	Our reservations may not result in completed sales of our vehicles and our actual vehicle sales and revenue generated for their sales could differ materially from the number of reservations received;

•	Our Battery Subscription Program is relatively novel in the electric vehicle industry and may not attain wide consumer acceptance;

•	Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt EVs, which may be affected by various factors, including developments in EV or alternative fuel technology;

•	If there is inadequate access to EV charging stations or related infrastructure, our business may be materially and adversely affected;

•

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects;

•

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately and timely report our financial condition, results of operations or cash flows, which may adversely affect investor confidence;

•

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements and comply with applicable laws and regulations could be impaired;

•

Our corporate actions that require shareholder approval will be substantially controlled by our controlling shareholders who will have the ability to control or exert significant influence over such matters, which may prevent you and other shareholders from influencing significant decisions and reduce the value of your investment; and

•

We have relied on Vingroup for financial support and are dependent on Vingroup affiliates for key aspects of our business. Accordingly, we have engaged in various related party transactions with Vingroup, and any potential conflicts of interest could have an adverse effect on our business and results of operations. Due to our close association with Vingroup and its affiliates, we could also be impacted by matters affecting their reputation, including litigation, regulatory or other matters.

Corporate History

We commenced operations in June 2017 in Hanoi, Vietnam, through our Vietnamese subsidiary, VinFast Trading and Production Joint Stock Company (“VinFast Vietnam”). In May 2018, we changed our name to VinFast Trading and Production Limited Liability Company and relocated our head office to Hai Phong, Vietnam. The construction of our electric scooter manufacturing plant was completed in April 2018 and we started production of our first electric scooter model, branded Klara, in November 2018. We broke ground on our automobile manufacturing plant in September 2017 and officially launched the plant in June 2019.

In December 2021, VinFast Vietnam was converted into a joint stock company under the name, VinFast Trading and Production Joint Stock Company.

To facilitate our initial public offering in the U.S., we established our offshore holding structure through a series of transactions that resulted in VinFast Vietnam’s operations being reorganized under the Singapore-incorporated registrant, VinFast Auto Ltd. The registrant acquired an aggregate 99.9% voting interest in VinFast Vietnam from Vingroup and VIG, who in turn became majority shareholders of the registrant. For more information, see “Corporate History and Structure — Reorganization.”

We ceased all production of ICE vehicles in early November 2022 in connection with our strategic decision to transform into an EV-only manufacturer. As part of this transformation into an EV-only manufacturer, we transferred various ICE Assets (as defined herein) to VIG pursuant to the terms of the ICE Assets Disposal Agreements (as defined herein). We refer to these ICE assets disposal transactions as the “ICE Assets Disposal.” For more information regarding the Reorganization and the ICE Assets Disposal, see “Corporate History and Structure — Phase-out of ICE Vehicle Production.”

Organizational Structure

The following chart summarizes our corporate structure setting forth our ownership interest and the country of incorporation for each of our principal operating subsidiaries as of the date of this prospectus.

Notes:

(1)

The registrant is currently a Singapore private limited company operating under the name “VinFast Trading & Investments Pte. Ltd.” Prior to the effective date of this Registration Statement, the registrant will convert to a Singapore public limited company. Upon such conversion, the registrant will be known as VinFast Auto Ltd.

(2)	Based on proportion of voting power held. The registrant owns 87.7% of this subsidiary’s total outstanding share capital, including non-voting preferred shares.

Corporate Information

Our company was incorporated in Singapore on January 19, 2015 as Fiscus Consultancy Pte. Ltd., a private limited company (Company Registration No. 201501874G) under the Companies Act 1967 of Singapore (the “Singapore Companies Act”). Our company’s name was changed to VinFast Trading & Investment Pte. Ltd. on April 8, 2021. Prior to the effective date of this Registration Statement, the registrant will convert to a Singapore public limited company. Upon such conversion, the registrant will be known as VinFast Auto Ltd.

Our principal executive offices are located at Dinh Vu – Cat Hai Economic Zone, Cat Hai Islands, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam. Our telephone number at this address is +84 225 3969999. Our registered office in the Singapore is located at 120 Lower Delta Road, #02-05 Cendex Centre, Singapore 169208.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.vinfastauto.us. The information contained on our website is not a part of this prospectus. Our agent for service of process in the U.S. is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in Singapore, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.

Implication of Being an Emerging Growth Company

As a company with less than $1.24 billion in gross revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups (“JOBS”) Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least $1.24 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

THE OFFERING

Issuer	VinFast Auto Ltd.

Offering price	We expect that the initial public offering price will be between $ and $ per ordinary share.

Ordinary shares offered by us	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).

Ordinary shares issued and outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).

Over-allotment option	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ordinary shares.

Use of proceeds	We expect that we will receive net proceeds of approximately $ million from this offering or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per ordinary share, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering.

We plan to use the net proceeds of this offering:

•

to partially or fully repay the remaining outstanding Share Acquisition P-Notes issued in connection with the Reorganization. In accordance with the terms of the Reinvestment Agreement, Vingroup will reinvest the offering proceeds it receives from the Share Acquisition P-Note into VinFast Vietnam (the “IPO Proceeds Reinvestment”) less VND6.0 trillion ($251.0 million) corresponding to the advance capital contribution made by Vingroup to VinFast Vietnam in March 2022. See “Corporate History and Structure — Reorganization” for more information. We plan to use the IPO Proceeds Reinvesment and any net proceeds remaining after repayment of the outstanding Share Acquisition P-Notes as follows:

•	investments in research and development of products, services and technology sales (approximately % of the net proceeds of this offering);

•	investments in sales and marketing and expansion of sales channels (approximately % of the net proceeds of this offering);

•	investments in the development of our manufacturing facilities (approximately % of the net proceeds of this offering); and

•

the balance for working capital and general corporate purposes, which may include potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

See “Use of Proceeds” for more information.

Dividend policy	Subject to our constitution and in accordance with the Singapore Companies Act, our board of directors may, without the approval of our shareholders, declare and pay interim dividends but any final dividends we declare must be approved by an ordinary resolution at a general meeting of our shareholders. See “Dividend Policy.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Lock-up	We, our directors, executive officers, and all of our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ordinary shares or similar securities for a period of days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing	We intend to apply to have our ordinary shares listed on Nasdaq under the symbol “VFS.” Our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ordinary shares to purchasers against payment therefor through the facilities of The Depository Trust Company on , 2023.

The number of ordinary shares to be outstanding after this offering is based on 2,411,764,800 ordinary shares outstanding as of September 30, 2022.

SUMMARY CONSOLIDATED FINANCIAL DATA

The financial information in this prospectus as of December 31, 2020 and for the year then ended has been derived from the consolidated financial statements of VinFast Trading and Production Joint Stock Company, which are included elsewhere in this prospectus. The financial information in this prospectus as of December 31, 2021 and for the year then ended and as of September 30, 2022 and for the nine-months ended September 30, 2021 and 2022 has been derived from the consolidated financial statements of VinFast Trading & Investment Pte. Ltd., which are included elsewhere in this prospectus. The financial statements of VinFast Trading and Production Joint Stock Company and VinFast Trading & Investment Pte. Ltd. are prepared in accordance with U.S. GAAP.

We ceased all production of ICE vehicles in early November 2022 in connection with our strategic decision to transform into an EV-only manufacturer. Accordingly, our historical results for any prior period are not necessarily indicative of results expected in any future period.

You should read this Summary Consolidated Financial and Operating Data section together with the consolidated financial statements included elsewhere in this prospectus and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Summary Consolidated Balance Sheet Data

	As of December 31,			As of September 30,
	2020	2021		2022
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	USD (in millions)
Cash and cash equivalents	827.7	3,024.9	126.6	1,854.6	77.6
Inventories, net	5,352.2	6,683.7	279.7	12,514.2	523.6
Short-term amounts due from related parties	8,840.5	1,997.2	83.6	2,862.5	119.8
Total current assets	20,449.5	26,692.5	1,116.8	36,857.1	1,542.1
Property, plant and equipment, net	52,089.7	51,788.3	2,166.9	61,498.8	2,573.2
Other investments	11,031.3	—	—	—	—
Total assets	92,905.9	85,321.5	3,569.9	105,380.8	4,409.2
Amounts due to related parties	3,171.4	56,035.3	2,344.6	76,613.6	3,205.6
Total current liabilities	20,040.8	87,305.3	3,652.9	126,989.4	5,313.4
Long-term interest-bearing loans and borrowings	46,352.8	31,343.1	1,311.4	34,486.2	1,442.9
Total non-current liabilities	66,685.0	74,957.4	3,136.3	83,213.5	3,481.7
Ordinary Shares – VinFast Auto (2,411,764,800 shares issued and outstanding as of September 30, 2022; 2,411,764,800 shares issued and outstanding as of December 31, 2021)(1)	—	553.9	23.2	553.9	23.2
Contributed charter capital – VinFast Vietnam(2)	38,707.3	—	—	—	—
Accumulated losses	(44,356.2)	(77,416.9)	(3,239.2)	(111,915.0)	(4,682.6)
Capital reserve – VinFast Vietnam	11,753.2	—	—	—	—
Equity attributable to equity holders of the parent	6,150.1	(76,926.5)	(3,218.7)	(104,770.0)	(4,383.7)

Notes:
(1)	In January 2022, the Company effected a 100-for-one split of its ordinary shares. Amounts prior to the share split have been revised on a retroactive basis to give effect to the share split.
(2)

Following the Reorganization, the consolidated statements of shareholders’ equity for the year ended December 31, 2021 represented changes of equity components from VinFast Vietnam to our company. The consolidated statements of shareholders’ equity for the year ended December 31, 2020 represented equity components of VinFast Vietnam, the predecessor.

Summary Consolidated Statements of Operations

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2020	2021		2021	2022
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	VND (in billions)	USD (in millions)
Revenues
Sales of vehicles	11,771.7	13,898.6	581.5	9,550.0	8,779.7	367.3
Sales of merchandise	1,436.1	1,405.4	58.8	1,122.7	46.4	1.9
Sales of spare parts and components	343.0	538.2	22.5	356.7	1,463.6	61.2
Rendering of services	22.0	96.6	4.0	74.5	159.8	6.7
Rental income
Revenue from leasing activities	117.5	89.4	3.7	74.0	51.0	2.1

Revenues (*)	13,690.3	16,028.2	670.6	11,177.9	10,500.5	439.4
Cost of vehicles sold	(18,618.8)	(23,327.0)	(976.0)	(16,166.9)	(17,485.1)	(731.6)
Cost of merchandise sold	(1,388.8)	(1,398.3)	(58.5)	(1,115.4)	(46.2)	(1.9)
Cost of spare parts and components sold	(234.0)	(437.2)	(18.3)	(292.7)	(1,310.1)	(54.8)
Cost of rendering services	(11.2)	(65.4)	(2.7)	(51.0)	(193.5)	(8.1)
Cost of leasing activities	(132.6)	(56.1)	(2.3)	(40.9)	(42.8)	(1.8)

Cost of sales	(20,385.5)	(25,284.0)	(1,057.9)	(17,666.8)	(19,077.8)	(798.2)

Gross loss	(6,695.1)	(9,255.8)	(387.3)	(6,489.0)	(8,577.3)	(358.9)
Operating expenses:
Research and development costs	(3,929.8)	(9,255.4)	(387.3)	(5,266.5)	(14,041.6)	(587.5)
Selling and distribution costs	(1,346.6)	(2,203.8)	(92.2)	(1,268.4)	(3,361.2)	(140.6)
Administrative expenses	(1,206.5)	(2,424.6)	(101.4)	(1,702.7)	(1,981.2)	(82.9)
Compensation expenses	—	(4,340.3)	(181.6)	—	—	—
Net other operating (expenses)/income	(67.5)	412.5	17.3	714.0	(1,475.3)	(61.7)

Operating loss	(13,245.5)	(27,067.4)	(1,132.5)	(14,012.5)	(29,436.5)	(1,231.7)
Finance income	248.7	446.1	18.7	376.9	91.9	3.8
Finance costs	(4,553.9)	(4,598.2)	(192.4)	(3,182.6)	(5,454.8)	(228.2)
Net (loss)/gain on financial instruments at fair value through profit or loss	(1,494.6)	(1,710.0)	(71.5)	(1,858.3)	1,277.3	53.4
Investment gain	224.8	956.6	40.0	909.5	—	—
Share of losses from equity investees	(42.0)	(36.8)	(1.5)	(35.1)	—	—

Loss before income tax expense	(18,862.5)	(32,009.7)	(1,339.3)	(17,802.2)	(33,522.2)	(1,402.6)
Tax expense	(87.8)	(209.2)	(8.8)	(197.9)	(1,013.3)	(42.4)

Net loss for the year/period	(18,950.2)	(32,219.0)	(1,348.1)	(18,000.1)	(34,535.4)	(1,445.0)

(*)

Including sales to related parties in 2020, 2021, the nine months ended September 30, 2021 and 2022, of VND56.4 billion, VND516.5 billion ($21.6 million), VND131.1 billion and VND1,650.8 billion ($69.1 million), respectively.

Summary Consolidated Cash Flows Data

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2020	2021		2021	2022
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	VND (in billions)	USD (in millions)
Net cash flows used in operating activities	(9,349.2)	(28,969.1)	(1,212.1)	(22,661.4)	(25,528.8)	(1,068.1)
Net cash flows (used in)/from investing activities	(1,839.0)	2,420.1	101.3	2,797.2	(11,102.5)	(464.5)
Net cash flows from financing activities	10,453.8	28,855.2	1,207.3	21,405.6	35,452.7	1,483.4
Net (decrease)/increase in cash and cash equivalents	(734.4)	2,306.2	96.5	1,541.4	(1,178.6)	(49.3)
Cash and cash equivalents at the end of the year/period	827.7	3,024.9	126.6	2,277.9	1,854.6	77.6

RISK FACTORS

An investment in our ordinary shares involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ordinary shares. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We are a growth stage company that has a history of losses, negative cash flows from operating activities and negative working capital.

We had net losses of VND18,950.2 billion and VND32,219.0 billion ($1,348.1 million) in 2020 and 2021, respectively. We had net losses for the period of VND18,000.1 billion and VND34,535.4 billion ($1,445.0 million) for the nine months ended September 30, 2021 and 2022, respectively. We had net cash flows used in operating activities of VND9,349.2 billion and VND28,969.1 billion ($1,212.1 million) in 2020 and 2021. We had net cash flows used in operating activities of VND22,661.4 billion and VND25,528.8 billion ($1,068.1 million) for the nine months ended September 30, 2021 and 2022. We expect to continue to incur operating and net losses in the near term as we scale the production of our VF e34 (C-segment), VF 5 (A-segment), VF 6 (B-segment), VF 7 (C-segment), VF 8 (D-segment) and VF 9 (E-segment) vehicles, establish our manufacturing operations and expand our marketing, sales and service network in our target markets outside of Vietnam.

Our ability to achieve profitability, positive cash flows from operating activities and a net working capital surplus will depend on many factors, including our ability to achieve commercial acceptance, increase utilization of our production capacity to produce EVs in large quantities as planned and increase sales of our EVs in our target markets beyond Vietnam where our operations have historically been focused, including the U.S., Canada, France, Germany, the Netherlands and, in the long-term, elsewhere in Asia and Europe and other factors discussed in this “Risk Factors” section.

Vingroup has issued support letters in connection with the audit of our 2020 and 2021 financial statements and the review of our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2022 to the effect that Vingroup has the ability and will continue to provide financial support sufficient to meet our needs for continued operation, subject to necessary procedures to facilitate such support. Our financial statements have been issued on a going concern basis taking into consideration the support letters, our business plan and the cash and cash equivalents held by our group. The latest support letter is valid until the earliest of the date on which our company obtains adequate third party funding for our capital requirements, or until Vingroup ceases to control our company, but in all cases no sooner than the date falling 12 months after the issuance date of the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2022.

We will require significant additional capital to support business growth. We expect to fund our capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in our company.

The design, manufacture, sale and servicing of automobiles is a significantly capital intensive business. As of December 31, 2021 and September 30, 2022, we had total debt (which is our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) of VND47,169.8 billion ($1,973.6 million) and VND59,552.2 billion ($2,491.7 million), respectively. As of December 31, 2021 and September 30, 2022, we had VND7,497.5 billion ($313.7 million) and VND3,182.0 billion ($133.1 million) of undrawn lines of credit for short-term financing under our existing credit facilities, respectively, and VND3,024.9 billion ($126.6 million) and VND1,854.6 billion ($77.6 million) in cash and cash equivalents, respectively. In the next few years, we expect to require a significant amount of additional capital, including working capital, to scale the production of our VF e34 (C-segment), VF 5 (A-segment), VF 6 (B-segment), VF 7 (C-segment), VF 8 (D-segment) and VF 9 (E-segment) vehicles, our production capacity expansion in both Vietnam and the U.S., showroom roll-out, our Battery Subscription Program, and other items. We will also require a significant amount of additional working capital to support our business expansion in the medium-term.

Following the completion of this offering, we expect to rely on equity and/or debt financing available in the public and also private markets to meet our present and future working capital and capital expenditure requirements. Raising additional funds through future issuances of equity or convertible debt securities would likely lead to our existing shareholders suffering dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Any debt financing that we may secure in the future may contain covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities and may also be burdensome in terms of increasing interest expenses. In addition, among other macroeconomic factors, an increase in interest rates would adversely affect our ability to secure additional debt financing and would result in higher interest payments. If interest rates remain at elevated levels or continue to rise, it may be more difficult for us to obtain debt financing on terms that are commercially favorable or in line with our budget and expectations, and our interest payments may increase.

Our capital requirements will depend on many factors, including, but not limited to:

•	our need to develop new features and enhance our products;

•	our investments in manufacturing, sales and distribution infrastructure and systems and any capital improvements to our existing infrastructure and systems;

•	technological advancements;

•	market acceptance of our products and product enhancements, and the overall level of sales of our products;

•	our R&D and sales and marketing expenses;

•	our ability to control costs;

•	our ability to maintain existing manufacturing equipment;

•	opportunities for investments, acquisitions and similar actions;

•	inflationary pressures and their effect on consumer spending and our ability to obtain financing on commercially acceptable terms;

•	general economic conditions in the countries where we manufacture our EVs and in our target markets;

•	the effects of international conflicts on the international supply chains and the global economy as a whole; and

•	changes in business conditions or other unanticipated developments.

Vingroup is our largest shareholder and has provided us with funding in the form of debt financing, corporate loan guarantees, and capital contributions. Vingroup has also issued support letters in connection with the audit of our 2020 and 2021 financial statements and the review of our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2022, as described above. We may continue to depend, in part, on financing and other support from our affiliates in the future. There can be no assurance that in the future financing from our affiliates will continue to be available to us in sufficient amounts or at all due to their level of indebtedness, other financial obligations or overall funding position, or that, as an alternative to financing from our affiliates, we will be able to obtain third-party debt financing or access the capital markets in a timely manner and on terms that are acceptable to us or at all. In addition, a number of our financing agreements provide that various payment delays or defaults by Vingroup would constitute a cross default under the terms of our agreements, and therefore an adverse change in Vingroup’s financial condition could impact our debt maturity profile and liquidity requirements.

Our outstanding indebtedness may affect our ability to obtain additional financing to meet our future requirements. Some of our financing arrangements require us and Vingroup, as guarantor, to ensure a collateral cover ratio of at least one times when measured on a quarterly basis. See “Description of Certain Indebtedness.” Our collateral cover ratio in respect of loans totaling VND29,636.8 billion ($1,240.0 million) fell below the required ratio as of September 30, 2022 but was restored subsequently by Vingroup to meet the required ratio. As of the date of this prospectus, the Group is in the process of completing administrative procedures with the relevant regulatory bodies to register the additional collateral. If the value of this collateral declines in the future, we will be required to provide, or arrange for, additional collateral to ensure our compliance with the terms of these financing arrangements. If we are unable to do so, including due to the inability of Vingroup to provide the support that we require, it may result in a breach of the terms of our financing arrangements.

Any inability to raise financing on commercially acceptable terms or at all could result in our failure to implement our business plans and strategy or cause us to experience disruptions in our operating activities, and our business, financial condition, results of operations, cash flows and prospects would be materially and adversely affected.

We face risks associated with being a new entrant in the EV industry and the marketing and sale of our EVs in international markets where we have not yet made any deliveries of vehicles.

Our company was established in Vietnam in 2017 and commenced the delivery of ICE vehicles in 2019. Our operations prior to 2021 have focused primarily on the manufacture and sale of ICE vehicles and electric scooters. In 2021, we launched our first EV model in Vietnam, our VF e34, and in early 2022, we began accepting reservations for our second and third models, the VF 8 and VF 9, with VF 8 being launched in September 2022 and VF 9 expected to be launched in early 2023. We will face many of the risks and challenges typically associated with commencing operations in the relatively new EV industry. Unforeseen risks associated with moving from an ICE to EV manufacturer could also adversely affect us. It may be difficult to predict our future revenues and appropriately budget for our expenses given our relatively limited operating history in the EV industry.

In Vietnam, our future success will depend on our ability to continue designing, producing and selling safe, high-quality vehicles as we transition to being an EV-only manufacturer. In addition, a significant part of our growth strategy entails the marketing and sale of our EVs in markets outside of Vietnam. Our growth strategy will expose us to a number of risks, including, but not limited, to:

•	competition with other manufacturers whose brands are more well known in the local target market and who may have more experience and financial resources;

•	increased costs associated with developing and maintaining effective marketing and distributing presence in various countries;

•	risks associated with establishing and maintaining manufacturing operations in new jurisdictions;

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unanticipated changes in prevailing economic conditions and regulatory requirements, such as rising inflation, interest rate increases by the U.S. Federal Reserve and other central banks, the availability and cost of credit and economic recession or fears thereof;

•	costs relating to compliance with different commercial, legal and regulatory requirements of the new markets in which we offer or plan to offer our products and services;

•	the availability and reliability of electric vehicle charging and other electric infrastructure;

•	our ability to expand our marketing, sales and service network in our target markets outside of Vietnam;

•	our ability to price our services, including after-sales services;

•	our ability to adopt new technologies and advance our technological capabilities;

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our ability to effectively manage our intended rapid growth, including increased order volume and the launch and production of multiple new EV models concurrently. For example, we currently plan to roll out the VF 8 (D-segment) and the VF 9 (E-segment) in North America and Europe, and the VF 5 (A-segment), VF 6 (B-segment) and VF 7 (C-segment) thereafter. The successful roll out of multiple vehicles within a short span of time, particularly as a new entrant in the EV industry may subject us to additional risks which could impact our reputation;

•	our ability to produce and deliver our EVs on schedule, which may depend on factors beyond our control, including vehicle licensing and safety and other certification processes in our target markets;

•	fluctuations in foreign currency exchange rates;

•	changes in EV subsidy policies in our target markets that adversely affect the availability or level of subsidies to us and/or our ability to compete with domestic EV makers in such markets;

•	costs associated with shipping and logistics for transporting our products to end markets;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	different safety concerns and measures needed to address accident related risks in different countries and regions; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses.

Any of the factors described above may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our long-term results depend upon our ability to successfully introduce and market new products and services, which may expose us to new and increased challenges and risks.

Our growth strategy depends in part on our ability to continue augmenting our “technology for life” offering, increase our global reach to meet demand, innovate our commercial approach, expand our product offerings, enhance and refine our service offering, pursue enhanced manufacturing automation and capacity expansion, broaden our ancillary revenue streams, pursue organic and inorganic growth opportunities and promote and invest in our ESG initiatives.

As we introduce new products and services or refine, improve or upgrade versions of existing products and services, we cannot predict the level of market acceptance or the amount of market share these products or services will achieve, if any. We cannot assure you that we will not experience material delays in the entry into new markets and the introduction of new products and services in the future. Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for product refinement, research and development, and sales and marketing.

If we are unable to successfully implement our long-term growth strategy, our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

We may not succeed in growing our brand in markets outside Vietnam. Our brand, reputation, public credibility and consumer confidence in our business could be harmed by negative publicity.

Our business and prospects are affected by our ability to grow our brand in markets outside Vietnam. We expect that our ability to develop, maintain, and strengthen credibility and confidence in our brand will depend on the success of our marketing and branding efforts.

Our reputation and brand are vulnerable to threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. From time to time, our vehicles will be reviewed by media or other third parties. Any negative reviews or reviews that compare us unfavorably to competitors could adversely affect consumer confidence in our vehicles. Negative publicity about us can harm our ability to attract and retain customers, third-party partners, and key employees, our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us or perceived wrongdoing by any member of our management team, among other things, could substantially damage our reputation and public credibility and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand, public credibility and customer confidence in our products, or subject us to regulatory inquiries, investigations or lawsuits. We may incur additional costs on marketing activities to rehabilitate our brand and reputation.

Any negative media publicity about the EV industry or product or service quality problems of other automakers in the industry in which we operate, including our competitors, may also negatively impact our brand, public credibility and consumer confidence by association, and may also affect the value of your investment.

We may be unable to adequately control the costs associated with our operations.

We have devoted significant capital to developing and growing our business, including establishing our manufacturing factory in Vietnam, designing and developing our initial EV model, the VF e34 (C-segment), as well as our future EV models, VF 5 (A-segment), the VF 6 (B-segment), VF 7 (C-segment), VF 8 (D-segment) and VF 9 (E-segment), purchasing and maintaining equipment and tooling, procuring required parts and raw materials, building our network of sales and servicing infrastructure through our partnerships and developing our charging infrastructure in Vietnam. We expect to incur further costs that will impact our profitability, including costs associated with developing new EV models, upgrading existing models, procuring car components and raw materials, ramping up production at our manufacturing facility in Hai Phong, establishing new manufacturing facilities, hiring and retaining qualified employees to meet our growing business needs, further expanding our charging infrastructure in Vietnam and internationally and marketing our EVs and our brand in existing and new markets. These costs may increase due to many factors, including factors beyond our control, such as higher transportation costs, currency fluctuations, tariffs, inflation and adverse economic or political conditions.

The prices for parts and raw materials may fluctuate depending on factors beyond our control, including market conditions, inflation, supply chain shortages and global demand for these materials. Inflationary pressures in 2021 and 2022 increased our commodity, freight and raw material costs and the effects of inflation may have an adverse impact on our costs, margins and profitability in the future. Our initiatives to alleviate inflationary pressures may not be successful or sufficient.

Furthermore, there can be no assurance that we will be willing or able to recover any increased costs by increasing the prices of our EVs. Future increases in the cost of shipping, parts or raw materials could increase our costs and lower our margins. If we are unable to design, develop, manufacture, market, sell, and service our vehicles and provide services in a cost-efficient manner, our margins, profitability, and prospects would be materially and adversely affected.

We are dependent, directly and indirectly, on suppliers for component parts and raw materials. Suppliers may fail to deliver components and raw materials according to our schedule and at prices, quality and volumes acceptable to us.

We depend on third-party suppliers for key components in our vehicles, including axles, chassis, seats, battery packs, semiconductor chips, interior parts, and steering columns. We also procure raw materials required to manufacture and assemble our vehicles, such as steel, aluminum and resin. Raw materials such as these are also used by our battery cell suppliers. Raw materials may be subject to price fluctuations due to various factors beyond our control, including market conditions and global demand for these materials, which may directly or indirectly, have an adverse impact on our operating costs and profit margins. The supply chain exposes us to multiple potential sources of delivery failure or component shortages.

If suppliers become unable to provide, or experience delays in providing components and raw materials, our business could be disrupted. If existing supply agreements are terminated or renewed on less favorable terms, we may face difficulty or delays in finding replacement suppliers able to provide components or other supplies of comparable quality. Any such alternative suppliers may be located a long distance from our manufacturing facilities, which may lead to increased costs or delays, or the terms of such new agreements may be made on less favorable terms. If our manufacturers or suppliers become unwilling or unable to provide an adequate supply of semiconductor chips, with respect to which there has been a global shortage, we would not be able to find alternative sources in a timely manner and our business would be adversely impacted. We source the battery cells and battery packs in our EVs from third party suppliers. These suppliers include our affiliate, VinES, which is a key battery pack supplier to us and is in the process of developing battery cell production capabilities in Vietnam. While we have not experienced a material disruption in the manufacture of our vehicles due to any shortages in the supply of battery cells, we cannot assure you that we will be able to continue to obtain a sufficient number of battery cells, components or battery packs at a reasonable cost to support our operations. We cannot assure you that VinES, a recently established EV battery supplier, and other third party suppliers will be able to meet our battery cell and battery pack requirements in the manner that we expect. Furthermore, as we seek to increase our production capacity in the future, the impacts of global supply constraints, if they continue, may be magnified in the future.

Changes in business or macroeconomic conditions, governmental regulations and other factors beyond our control or that we do not presently anticipate could affect our ability to receive components from suppliers. Such events could pose challenges or delays to the construction of, and ramp up at, new facilities, such as our planned manufacturing facility in North Carolina, by adversely impacting the availability or costs of raw materials and components used in the construction of such facilities or production of our vehicles. Under our supply agreements, we have in the past, and could again in the future, be subject to penalties and price adjustments as a result of any volume shortfalls in our orders.

Concerns over inflation, geopolitical issues, global financial markets and the COVID-19 pandemic have led to increased economic instability and expectations of slower global economic growth. For example, following Russian military actions related to Ukraine in February 2022, commodity prices, including the price of oil, gas, nickel, copper and aluminum, have increased. Such disruptions to the global economy, together with inflationary pressures, has at times disrupted, and in the future may disrupt, the global supply chain and affect our ability to secure (or the cost of securing) components, raw materials or other supplier. In the past, global supply chain disruption has in turn adversely impacted the delivery schedule for our vehicles. An increase in raw material costs may require us to increase our product prices and battery subscription fees, which could adversely impact our price competitiveness.

Suppliers may experience disruptions in their operations, including due to equipment breakdowns, labor strikes or shortages, shipping container shortages, financial difficulties, natural disasters, component or material shortages, cost increases, acquisitions, changes in legal or regulatory requirements, or other similar problems. The unavailability of any component or supplier could, if not covered by contingency supplier plans, result in production delays, idle manufacturing facilities, product design changes and loss of access to important technology and tools for producing and supporting our products and services. A portion of our parts and components are obtained through short- and medium-term orders rather than long-term supply agreements. This may expose us to fluctuations in prices of components, materials and equipment.

Semiconductor chips are a vital input component to the electrical architecture of our EVs. There has been a global shortage of semiconductor chips since 2020, due in part to the COVID-19 pandemic and increased demand for consumer electronics that use these chips. Although we have sought to manage the impact of the shortage through proactive inventory management and close collaboration with our suppliers, the shortage has resulted in increased chip delivery lead times and increased costs to source available semiconductor chips, which has led to delays in our production. To the extent this semiconductor chip shortage continues, and we are unable to mitigate the effects of this shortage, we may incur higher production costs and our ability to deliver our vehicles on schedule and in sufficient quantities to fulfill customer reservations and to support our growth through sales to new customers would be adversely affected. In addition, we may be required to incur additional costs and expenses in managing ongoing chip shortages, including additional research and development expenses, engineering design and development costs in the event that new suppliers must be onboarded on an expedited basis. Further, ongoing delays in production and shipment of vehicles due to a continuing shortage of semiconductor chips may harm our reputation and discourage additional reservations and vehicle sales, and otherwise materially and adversely affect our business and operations. Other shortages may occur in the future and the availability and cost of the affected components may be difficult to predict.

Cyber-attacks and malicious internet-based activity directed at supply chains have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our services. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data, and income, reputational harm, and diversion of funds. While we conduct risk assessments and gap analyses and have implemented monitoring and defense solutions for our networks, devices applications, data, system processes and users and designed our EVs to comply with cyber-security standards in the relevant target markets and to offer in-vehicle solutions to protect them from and respond to risks in real time, there can be no assurance that any mitigation measures that we have taken or will take will be successful in preventing or minimizing the consequences of cyber-attacks or similar incidents.

Our success will be dependent upon our ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of our vehicles and to create relationships with new suppliers.

Our success will be dependent upon our ability to maintain our relationships with existing suppliers and enter into new supplier agreements. We rely on suppliers to provide key components and technology for our vehicles. Supplier agreements that we have, and may enter into with key suppliers in the future, may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. In addition, if our suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, we would be required to take measures to ensure components and materials remain available. Any supply chain disruption could affect our ability to deliver vehicles and could increase our costs and negatively affect our liquidity and financial performance.

The automotive market is highly competitive, and we may not be successful in competing in this industry.

The automotive industry is highly competitive. We will be competing for sales with established EV manufacturers and new entrants, including established ICE vehicle manufacturers that have entered or are seeking to enter the EV segment and earlier entrants into the EV industry. Some of our competitors may have established market positions, well known brands and relationships with customers and suppliers. Competition for EVs could intensify in the future, including due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization, new market entrants into the EV space and consolidation in the worldwide automotive industry. We expect that more competitors will enter the EV market, and these new entrants will further increase competition. Further, we may experience increased competition for components and other parts of our vehicles, which may have limited supply. We expect competition in automotive industry to intensify in the future in light of increased demand, continuing globalization and consolidation in the worldwide automotive industry, brand differentiation, product design, pricing and total cost of ownership, after-sales service and manufacturing scale and efficiency. Increased competition may lead to lower sales which may result in downward price pressure and adversely affect our business, financial condition, results of operations, cash flows and prospects.

The process of establishing manufacturing facilities outside of Vietnam, and expanding our capacity within Vietnam, may be subject to delays or cost overruns, may not produce expected benefits or may cause us to not meet our projections for future production capacity.

We are planning to establish manufacturing facilities outside of Vietnam and have identified the U.S. for our initial international expansion. In addition, we plan to expand our capacity at our Hai Phong facility. We plan to increase our global maximum production capacity to a rate of up to 1,100,000 vehicles per year by 2026 (assuming the realization of expected growth in demand for our EVs and the availability of financing for, and timely and on-budget completion of, capacity expansion projects) through the foregoing. Our ability to meet delivery timelines could be impacted, which would impact our sales volume and could impact our reputation. Construction and expansion of EV manufacturing facilities involve significant risks and capital. Unforeseen events could lead us to adjust our plans and impact our projected production capacity. We could experience construction delays or other difficulties beyond our ability to control or predict. Any failure to complete these capital-intensive projects on schedule and within budget could adversely impact our business, financial condition, results of operations, cash flows and prospects. Construction projects are subject to supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, pollution and hazardous waste discharge permits, work safety approvals, fire protection approvals and the completion of inspection, acceptance and other applicable procedures by relevant authorities. There may also be delays and foreseen costs in obtaining the relevant licenses, permits and approvals to operate these facilities, which in turn could impact our business, financial condition, results of operations, cash flows and prospects.

Our reservations may not result in completed sales of our vehicles and our actual vehicle sales and revenue generated for their sales could differ materially from the number of reservations received.

Our reservation program for our VF e34, VF 8 and VF 9 requires customers to place a small reservation fee. Each reservation fee is cancellable and fully refundable without penalty until the customer enters into a sale and purchase agreement for the vehicle they select. We have experienced cancelations in the past, and it is possible that a significant number of customers who reserved our vehicles, including corporate customers and third party dealers with multi-vehicle orders as well as customers that have reserved multiple EVs, may not ultimately complete their purchases for any reason, including due to reasons and factors which may be outside of our control, such as rising inflation, deterioration of economic conditions in our end markets, and the availability and cost of consumer credit. We do not typically verify the identity of customers making reservations. Customers who have made reservations may have made reservations for multiple vehicles while deciding which vehicle to ultimately purchase and may continue to evaluate the attractiveness of vehicle pricing and other factors, in each case up until the time they are given the opportunity to place orders. The wait time from the time a reservation is made until the time the vehicle is delivered, and any delays beyond expected wait times, could impact consumer decisions on whether to ultimately make a purchase and result in customer dissatisfaction. From time to time, we have experienced delayed vehicle deliveries which have resulted in customer dissatisfaction, and there can be no assurance that this will not happen again in the future. As we recognize revenue upon the sale of a vehicle at the time the vehicle is delivered to the customer, our reservation numbers may not be indicative of our future revenue generations and prospects. Furthermore, a portion of our reservations represent reservations made by Vingroup employees who receive discounts on interest payments with respect to vehicle financing as employees of Vingroup-affiliated companies. As a result, our historical pace of attracting reservations may not be indicative of our pace of attracting reservations in the future.

Our Battery Subscription Program is relatively novel in the electric vehicle industry and may not attain wide consumer acceptance.

We offer our customers the option to purchase our vehicles with the battery as well as the flexibility to participate in our Battery Subscription Program. Our Battery Subscription Program is intended to supplement our primary model of outright sale of the full chassis and battery and to provide a flexible alternative that makes our EVs accessible at a lower, inclusive price point. We believe that our Battery Subscription Program is a unique sales model for EVs, and there can be no assurance that consumers will embrace the Battery Subscription Program. If potential customers do not find our Battery Subscription Program attractive, it could impact the competitiveness of our vehicles and the rate of growth of our business and market penetration, and in turn, our business, financial condition, results of operations, cash flows and prospects.

We expect our results of operations for 2022 to reflect sales of ICE vehicles in Vietnam even after we cease production of ICE vehicles and complete the ICE Assets Disposal.

In connection with our strategic decision to transform into an EV-only manufacturer, we ceased all production of ICE vehicles and completed the ICE Assets Disposal to VIG in early November 2022. For more information about the ICE Assets Disposal, see “Corporate History and Structure — Phase-out of ICE Vehicle Production.” Notwithstanding our cessation of ICE vehicle production in early November 2022, our results of operations in 2022 will continue to include the results of our ICE vehicle manufacturing business because we delivered ICE vehicles during the year.

We will retain all servicing, warranty and other obligations and liabilities related to ICE vehicles that we have produced and we will retain all rights, obligations and liabilities under ICE vehicle-related supplier contracts that we are not able to novate to VIG or other parties outside of our Group. We have incurred and will incur additional costs associated with break fees or settlement costs related to our outstanding obligations under such contracts, which will be recorded in our consolidated statements of operations as compensation expenses. We have also extended the warranty policy for all ICE vehicles sold and to be sold (which are ICE vehicles that we produced prior to ceasing our ICE manufacturing operations and are scheduled to be delivered) to the earlier of 10 years or the first 200,000 kilometers. Accordingly, we expect to incur costs in the future related to legacy ICE vehicles warranties.

In addition, certain of these ICE vehicle components and spare parts suppliers are also our intended suppliers for our EV vehicles and any differences or disputes in respect of ICE vehicle supply contracts could adversely affect our general business relationship and our ability to acquire necessary EV vehicle parts and components, which in turn could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt EVs, which may be affected by various factors, including developments in EV or alternative fuel technology.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt EVs. Demand for EVs may be affected by many factors, such as factors directly impacting EV prices or the cost of purchasing and operating EVs such as sales and financing incentives, prices of raw materials and parts and components, cost of petroleum and governmental regulations, including tariffs, import regulations, evolving technical regulations and standards, and other taxes. Concerns over global economic conditions, stock market volatility, energy costs, geopolitical issues, inflation and central banks’ decisions to increase interest rate increases in response, the availability and cost of credit, and slowing of economic growth and forecasts of a recession in our target markets and the global economy may dampen demand for EVs. Demand for EVs may also be adversely affected by increases in demand for ICE vehicles relative to demand for EVs, which in turn may be driven by many factors. Volatility in EV demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

The market for EVs is still evolving, characterized by changing EV and alternative fuel technologies, a competitive pricing environment, evolving government regulations and industry standards, and changing consumer demands and behaviors. We may be unable to keep up with changes in EV technology or alternatives to battery-generated electricity as a fuel source and, as a result, our competitiveness may suffer. Developments in alternative fuel technologies, such as hydrogen, ethanol, fuel cells, or compressed natural gas, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as consumer’s preferred alternative to our vehicles. As technologies change, we will need to source and integrate the latest technology into our vehicles. The introduction and integration of new technologies into our vehicles may increase our costs and capital expenditures required for the production and manufacture of our vehicles. Any failure by us to cost efficiently implement new technologies or adjust our manufacturing operations could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

If there is inadequate access to EV charging stations or related infrastructure, our business may be materially and adversely affected.

Demand for our vehicles will depend in part upon the availability and quality of charging infrastructure. In Vietnam, we face risks associated with owning and operating our EV charging station network and must ensure that our network reach and infrastructure is sufficient to meet our customers’ needs. Outside of Vietnam, we market our VinFast Power Solutions program and our ability to provide our customers with stress-free charging services, including an extensive network of charging stations through strategic partnerships. Our partners’ charging infrastructure could be impacted by challenges such as:

•	the logistics, including any delays or disruptions, of maintaining a network of charging stations;

•	successful integration of our EVs with third-party charging networks;

•	inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles, charging equipment or real or personal property;

•	obtaining any required permits, land use rights and filings;

•	the potential for lack of customer acceptance of our partners’ charging solutions; and

•	the risk that government support for EV and alternative fuel solutions and infrastructure may not continue.

While the prevalence of charging stations generally has been increasing, charging station locations are currently less widespread than gas stations in all of our target markets. Some potential customers may choose not to purchase our EVs because of the lack of more widespread charging infrastructure. Although we intend to establish far-reaching charging networks in our target markets, we and our charging solutions partners may be unable to expand our charging networks as fast as we intend or as the public desires, or to place the charging stations in places our customers believe to be optimal. There can be no assurance that our partners will continue to work with us on terms acceptable to us, or at all. To the extent we or our charging solutions partners are unable to meet customer expectations or experience difficulties in providing charging solutions, our reputation and business may be materially and adversely affected. If we are unable to meet user expectations or experience difficulties in providing our charging solutions, our business, financial condition, results of operations, cash flows and prospects may be materially and adversely affected.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Any reduction, elimination, ineligibility, unavailability or discriminatory application of government subsidies, favorable trade policies and free trade agreements and economic incentives that we currently or expect to receive may result in the diminished competitiveness of the alternative fuel and electric vehicle industry generally or our vehicles. In particular, we benefit from favorable tax concessions in Vietnam and the U.S. See

“Regulations.” Conversely, applicable laws may impose additional barriers to electric vehicle adoption, including additional costs and adversely affect the growth of the alternative fuel automotive markets and our business, financial condition, results of operations, cash flows and prospects. Incentives may also be put in place which benefit alternative technologies, which could adversely impact demand for EVs.

In certain markets, customers may also benefit from government incentives for the purchase of electric vehicles in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives may lower customer purchase costs or provide savings in connection with the purchase of EVs or use of EV infrastructure. For example, the Inflation Reduction Act of 2022 (the “IRA”) provides tax credits in connection with the purchase of certain EVs through 2032. However, in order for the purchase of an EV to qualify for such credits, the EV must satisfy certain requirements, including, among others, that a specified percentage of the value of the battery components in the EV be manufactured or assembled in the U.S., the final assembly of the vehicle be conducted in the U.S., the retail price of the vehicle not exceed a specified threshold which varies by vehicle type and eligible taxpayers must have incomes below certain thresholds. Our EVs currently produced in Vietnam for export to the U.S. are not qualified for the tax credits under the IRA. In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 712 hectares in North Carolina. Commissioning of the facility is targeted for the second half of 2024. Once this facility commences operations and final assembly of our EVs, our customers in the U.S. may be able to be entitled to this tax credit, subject to, among other things, their income eligibility as well as our ability to meet requirements on battery components and critical minerals. We are monitoring the issuance of the detailed guidance on these requirements by the Internal Revenue Service (“IRS”) and will be evaluating its implications on our supply chain ecosystem in order to satisfy such requirements. If purchases of our EVs are not able to qualify for tax credits under the IRA, demand for our EVs may decrease. There is uncertainty as to the expected benefit or impact from the IRA due to the IRA’s eligibility criteria related to consumer income, battery components and critical minerals. In addition, under the IRA, qualifying used EVs will also be eligible for a tax credit, which could cut into the sales of new EVs. Further, to the extent our vehicles now or in the future benefit from incentives, incentives may take time to be disbursed and may not impact customer purchase decisions as expected. Incentives may also expire on specified dates, end when the allocated funding is no longer available, or be reduced or terminated as a matter of regulatory or legislative policy. There is no guarantee that the rebates, tax credits or other financial incentives for alternative energy production, alternative fuel, and EVs which have been made available will be available in the future. If current tax incentives are not available in the future, demand for EVs may stagnate or decline, which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately and timely report our financial condition, results of operations or cash flows, which may adversely affect investor confidence.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. We commenced the process of documenting and testing our control procedures in the fourth quarter of 2022 in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, and during the course of this assessment we may identify certain weaknesses and deficiencies in our control over financial reporting other than those summarized below. Beginning with our second annual report following this offering, we will be required pursuant to SEC rules to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In addition, our independent registered public accounting firm will be required to formally attest to and report on the effectiveness of our internal control over financial reporting pursuant to the SEC rules commencing the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” (“EGC”) (as defined in the JOBS Act). See “— Risks Related to the Ownership of Our Securities — We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” At the time when we are no longer an EGC, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal controls are designed, documented, operated or reviewed. Remediation efforts may not enable us to avoid a material weakness in the future.

Although efforts to document, test, evaluate and remediate our internal control over financial reporting are in progress, there is a risk that we will not be able to conclude, within the prescribed timeframe, that our internal control over financial reporting is effective as required by Sarbanes-Oxley Act Section 404. Testing and maintaining internal control may divert our management’s attention from other matters that are important to our business. During the evaluation and testing process, we may identify one or more material weaknesses in internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the SEC rules or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could cause the price of our ordinary shares to decline and could subject us to investigation or sanctions by the SEC. Failure to remedy any material weakness in internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict future access to the capital markets. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements and comply with applicable laws and regulations could be impaired.

Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in connection with the audit of VinFast Trading and Production Joint Stock Company’s consolidated financial statements as of December 31, 2021 and for the year then ended, our management and our independent registered public accounting firm identified deficiencies that represented material weaknesses in our internal control over financial reporting. The material weaknesses identified by management related to (i) insufficient comprehensive accounting policies and procedures to facilitate preparation of U.S. GAAP consolidated financial statements and (ii) insufficient financial reporting and accounting personnel with appropriate knowledge, skills, and experience in the application of U.S. GAAP and Securities and Exchange Commission (“SEC”) rules to prepare consolidated financial statements and related disclosures completely and accurately.

We have adopted a remediation plan to address the material weaknesses identified above. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting” for details of our remediation plan. Material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that these controls are operating effectively.

We cannot assure you that that we will successfully implement our remediation plan, or that our remedial efforts will be sufficient to address the control deficiencies that led to the material weaknesses in internal control over financial reporting, or that they will prevent potential future material weaknesses or control deficiencies. If our remediation efforts are not successful or other material weaknesses or control deficiencies are identified in the future, the accuracy and timing of our financial reporting may be adversely affected, and consequently we may be unable to file timely periodic reports in compliance with securities laws and stock exchange listing requirements, which may diminish investor confidence in our financial reporting and our share price may decline.

Additionally, we have not performed an evaluation of our internal control over financial reporting as permitted under the JOBS Act; accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act, beginning with our second annual report after the completion of this offering.

Our vehicles currently make use of lithium-ion battery cells; lithium-ion battery cells have been observed to catch fire or vent smoke and flame.

The battery packs in our EVs make use of lithium-ion cells. On rare occasions, lithium-ion cells have been reported to vent smoke and flames in a manner that can ignite nearby materials, although we have not experienced such issues with the battery packs in our EVs today. If the battery packs in our EVs experience failure, it could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. In addition, negative public perceptions regarding the suitability of lithium-ion cells for automotive use or any future incident involving lithium-ion cells such as a vehicle or other fire, even if not involving our vehicles, could seriously harm our business. In addition, we store lithium-ion cells at our EV manufacturing facilities, which could prove hazardous if not stored and handled properly, resulting in damages, injuries or adverse publicity. Moreover, any failure of a competitor’s electric vehicle or energy storage products may indirectly cause indirect adverse publicity for our industry as a whole, us and our products. Such adverse publicity could negatively affect our brand and harm our business, financial condition, results of operations, cash flows and prospects.

We collaborate with a range of third parties, including for certain business partners for key aspects of our business, and any failure of these partners to deliver their services adequately will adversely impact our business, operations, reputation, results of operations and prospects.

We contract with third parties to provide certain products and services to our customers. The battery packs in our EVs are supplied by VinES and other third parties. The charging network access that we provide in international markets are owned and managed by third party charging network infrastructure providers. In Vietnam, although we provide our own charging stations, we rely on third party infrastructure providers for support of our charging network services and equipment, and may also engage third parties to provide certain after-sales services, such as body repairs and roadside assistance. We have entered into arrangements with financial institutions to provide consumer financing for our EVs. We plan to partner with third parties for after-sales services during our initial expansion outside of Vietnam, including roadside and off-road assistance and collision repairs.

Although we take care to select our third-party business partners and contractors, we cannot control their actions. If our vendors fail to perform as we expect, our operations and reputation could suffer if the failure harms the vendors’ ability to serve us and our customers. One or more of these third-party vendors may experience financial distress, staffing shortages or liquidity challenges, file for bankruptcy protection, go out of business, or suffer disruptions in their business. We may not be able to renew or enter into new arrangements with our third-party providers on terms satisfactory to us. If we successfully grow our business as expected, our third-party providers will be required to meet increased requirements from us as we seek to serve greater customer demand.

We also depend, directly and indirectly, on third-party construction contractors for the expansion of our manufacturing capacity. We plan to construct manufacturing facilities in the U.S. and expand the capacity at our manufacturing facility in Hai Phong, Vietnam. In part to support our battery requirements, VinES is in the process of constructing a gigafactory in Central Vietnam to expand its battery pack production capabilities. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion. Any delay or deficiency in the work of such third-party contractors could, directly or indirectly, have a material and adverse effect on our business, operations and prospects.

The use of third-party vendors represents an inherent risk to us that could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our research and development efforts may not yield expected results.

Technological innovation is critical to our success. We have developed some of our technologies in-house, and we also collaborate with third-party business partners, including our affiliates in the Vingroup technology ecosystem, for the design and continued development of our EV offerings. We have invested in our research and development efforts and expect to continue doing so in the future. Research and development activities are inherently uncertain, and there can be no assurance that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. A delay in the development or regulatory approval (if applicable) of technologies for our new EV models could delay our expected timelines to bring new vehicles to market or to provide upgrades to existing models or generally fail to meet customer demand, which would in turn damage our brand and reputation, adversely affect our business, financial condition, results of operations, cash flows and prospects and cause liquidity constraints.

Our vehicles rely on software and hardware that is highly technical, and if these systems contain errors, bugs, vulnerabilities, or design defects, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, or if we are unable to coordinate with vendor and suppliers in a timely and effective manner, our business could be adversely affected.

Our vehicles rely on software and hardware that is highly technical and complex and may require modification and updates over the life of the vehicles. In addition, our vehicles depend on the ability of such software and hardware to store, retrieve, process and manage data. Our software and hardware may contain errors, bugs, vulnerabilities or design defects, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Although we will attempt to remedy any issues we observe in our vehicles effectively and rapidly, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers.

Additionally, we expect to periodically deploy updates to the software (whether to address issues, deliver new features or make desired modifications). If our OTA update procedures fail to properly update the software or otherwise have unintended consequences to the software, the software within our customers’ vehicles will be subject to vulnerabilities or unintended consequences resulting from such failure of the OTA update until properly addressed. If those remote updates fail, cause malfunctions, do not function as anticipated or have unintended consequences, the functionality of our customers’ EVs and the safety of users of the vehicle could become compromised. Such OTA updates must also comply with applicable regulations and standards.

In the design, development and production of our vehicles, we utilize third-party software and complex technological hardware, some of which are licensed to us pursuant to licensing agreements and others which we have acquired from experienced business partners through technology transfer transactions. The development and implementation of such technologies in our EVs is inherently complex and requires that we coordinate with our business partners, vendors and suppliers to integrate such technology into our EVs and ensure the interoperability of the various parts. If we are unable to develop the software and technology systems necessary to operate our vehicles, our competitive position could be harmed. We may also fail to detect defects and errors that are subsequently revealed, and our control over the performance of third-party services and systems may be limited.

The occurrence of software or hardware issues or other difficulties involving our technology or other systems can adversely impact the customer experience and result in customer dissatisfaction with our vehicles. If we are unable, particularly as a new entrant to the EV industry, to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, or fail to deploy updates to our software properly or otherwise achieve customer satisfaction, we would suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Our warranty reserves may be insufficient to cover future warranty claims, which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

We provide a manufacturer’s warranty on all new vehicles at the time of sale as well as a warranty on batteries in our EVs. In addition, notwithstanding the sale of the ICE Assets to VIG, the liabilities continue to rest with us. Pursuant to the warranties associated with the ICE vehicles, we are responsible for servicing the ICE vehicles and handling the warranty claims over the life of the warranty. We have also extended the warranty policy for all ICE vehicles sold and to be sold (which are ICE vehicles that we produced prior to ceasing our ICE manufacturing operations and are scheduled to be delivered) to the earlier of 10 years or the first 200,000 kilometers. We also offer a warranty for battery replacement once the charging capacity falls below 70% during the duration of the battery lease with our Battery Subscription Program, which may be longer than the warranty period under our outright sale model.

We maintain a warranty reserve for these obligations. The amount of the warranty reserve represents our best estimate of the projected costs to repair or replace items under warranties, as well as the nature and frequency of future claims. We cannot assure you that the warranty reserves that we maintain will be sufficient to fully cover claims that may arise. In addition, given the durations of our 10-year / 125,000-mile vehicle manufacturer’s warranty offering and our battery warranty under the Battery Subscription Program, we may encounter unforeseen or higher costs. We could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

If our vehicle owners customize our vehicles with aftermarket products, or attempt to modify our vehicles’ charging systems, the vehicles may not operate properly, which may create negative publicity and could harm our brand and business.

Automotive enthusiasts may seek to alter our vehicles to modify their performance which could compromise vehicle safety and security systems. Also, customers may customize their vehicles with aftermarket parts that can compromise driver safety. We do not test, nor do we endorse, such changes or products. In addition, customers may attempt to modify our vehicles’ charging systems or use improper external cabling or unsafe charging outlets that can compromise the vehicle systems or expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety and security of our vehicles and any injuries resulting from such modifications could result in adverse publicity, which may negatively affect our brand and thus harm our business, financial condition, results of operations, cash flows and prospects.

We may be subject to risks associated with autonomous driving technologies.

Our vehicles are being designed with connectivity for an autonomous hardware suite and will offer some autonomous functionality. Autonomous driving technologies are subject to risks and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on driver interactions, and drivers may not be accustomed to using or adapting to such technologies. To the extent accidents associated with our autonomous driving systems occur, we could be subject to liability, negative publicity, government scrutiny, and further regulation. Moreover, any incidents related to autonomous driving systems of our competitors could adversely affect the perceived safety and adoption of our vehicles and autonomous driving technology more broadly. Any of the foregoing could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Autonomous driving technology is also subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond our control. Our vehicles also may not achieve the requisite level of autonomy required for certification and rollout to consumers or satisfy changing regulatory requirements which would require us to redesign, modify or update our autonomous hardware and related software systems.

Our historical results of operations are not, and our past growth may not, be indicative of our future performance or prospects.

This prospectus includes financial information (i) as of December 31, 2020 and for the year then ended derived from the consolidated financial statements of VinFast Trading and Production Joint Stock Company and (ii) as of December 31, 2021 and for the year then ended and as of September 30, 2022 and for the nine months ended September 30, 2021 and 2022 derived from the consolidated financial statements of VinFast Trading & Investment Pte. Ltd.

We operated primarily as an ICE vehicle manufacturer prior to 2022. In January 2022, we announced our strategic decision to cease ICE vehicle production to transform into a pure-play manufacturer of EVs. In early November 2022, we ceased all production of ICE vehicles and completed the ICE Assets Disposal to our affiliate, VIG. During the nine months ended September 30, 2022, we were in the process of gradually phasing out our legacy ICE vehicle manufacturing operations, while also making investments in R&D investment for new EV models and ramping up production of our EVs, leading to our initial deliveries of the VF e34 and VF 8 in Vietnam. During that period, we also grew our footprint outside of Vietnam and began accepting reservations for the VF 8 and VF 9 in North America and Europe. For these reasons, we believe that our results of operations during the periods presented in this prospectus are not comparable. Moreover, the historical financial information included in this prospectus may not be indicative of our future performance or prospects.

We have experienced rapid growth of our business in the past as an ICE vehicle manufacturer with operations focused on our home market of Vietnam where our parent company’s Vingroup brand is well recognized, we offer a range of marketing initiatives and promotions and we believe domestically produced vehicles have certain competitive advantages. There can be no assurance that we will be able to achieve similar rapid growth of our business in our international markets where the business, regulatory and consumer landscapes may differ significantly from Vietnam. As such, our past growth and historical financial results of operations may not be indicative of our future performance or prospects.

Our business depends on the continued efforts of our people and our ability to recruit new talent and our operations may be disrupted if we lose their services.

Our success depends on the continued efforts of our people, including our key management and employees with expertise in various areas. We had turnover in some of our key management and other personnel in the past, including certain senior executives in 2021 and 2022. If our personnel are unable or unwilling to continue their services with us, we might not be able to replace such personnel in a timely manner or without incurring additional costs or we might not be able to find replacements with appropriate experience. The automotive industry is characterized by high demand and intense competition for talent, and as we build our brand and become more well-known outside of Vietnam, the risk that competitors or other companies may seek to hire our talent could increase. In addition, we may need to expend significant time and expense to train new employees that we are required to hire.

We may be compelled to undertake product recalls or other actions, which could adversely affect our reputation and brand, and our business, financial condition, results of operations, cash flows and prospects.

We may be subject to adverse publicity, damage to our brand, and costs for recalls of our vehicles. In October 2022, we recalled approximately 700 of our VF e34 vehicles, which we sell exclusively in Vietnam, after being informed by our airbag supplier that certain side impact sensors for the airbags could malfunction. The recall procedure entails the replacement of the airbag’s side impact sensor and reconfiguration of the airbag control module. We expect that the costs related to the recall will be borne by the supplier, including the costs of work performed at our service shops in Vietnam. Although, as a result of the foregoing, we do not expect our results of operations to be directly materially affected by this recall, we cannot assure that this recall will not lead to other adverse consequences. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, financial condition, results of operations, cash flows and prospects.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest and other geopolitical risks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Global pandemics, epidemics, or fear of spread of contagious diseases, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical risks could have a similar adverse effect on our business, financial condition, results of operations, cash flows and prospects. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

In February 2022, Russian military forces launched a military action in Ukraine. The ongoing military action between Russia and Ukraine, sanctions and other measures imposed against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic by the U.S. and other countries and bodies around the world, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, has in the past and in the future could continue to adversely affect the global economy and financial markets and could adversely affect our business, financial condition and results of operations. Additional potential sanctions and penalties have also been proposed and/or threatened. Although our operations have not experienced material and adverse impact on supply chain, cybersecurity or other aspects of our business from the ongoing conflict between Russia and Ukraine, during times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. We cannot predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant, could result in increases in commodity, freight, logistics and input costs and could potentially have substantial impact on the global economy and our business for an unknown period of time.

In August 2022, Nancy Pelosi, the Speaker of the U.S. House of Representatives, visited Taiwan despite comments in opposition of the visit from the People’s Republic of China (“PRC”) government. The PRC government subsequently conducted military exercises in the region and imposed a ban on certain exports and imports with Taiwan. Against this backdrop, we cannot assure you that future developments in the relationship between mainland China and Taiwan will not adversely affect our supply chain, our industry and the global economy and our business, financial condition and results of operations.

Our servers and data are located in data centers that have implemented data protection and disaster recovery measures and protocols, backup systems and redundancies. Nevertheless, fires, earthquakes, floods, typhoons, power loss, telecommunication failures, break-ins, riots, terrorist attacks or other similar events at the sites of our service providers may still cause damage or interruption to our systems and operations. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, results of operations, cash flows and prospects.

We will be subject to risks associated with foreign exchange rate fluctuations and interest rate changes.

We intend to operate in numerous markets worldwide and as such will be exposed to risks stemming from fluctuations in currency and interest rates.

Our exposure to currency risk is mainly linked to differences in the geographic distribution of our manufacturing and commercial activities, resulting in cash flows from sales being denominated in currencies different from those of purchases or production activities.

Our direct exposure to interest rate risk stems from our use of various forms of financing to cover future funding requirements for our activities and changes in interest rates can affect our net revenues, finance costs and margins. Although we may manage risks associated with fluctuations in currency and interest rates through financial hedging instruments, fluctuations in currency or interest rates could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

In addition, we intend to offer financing of our vehicles to potential customers through a third-party financing partner or partners and are subject to risks of interest rate changes that affect the availability of affordable consumer credit. If interest rates rise, customers may not desire or be able to obtain financing to purchase or lease our vehicles.

Risks Related to Relationship with Vingroup

Our corporate actions that require shareholder approval will be substantially controlled by our controlling shareholders who will have the ability to control or exert significant influence over such matters, which may prevent you and other shareholders from influencing significant decisions and reduce the value of your investment.

Vingroup, VIG and Asian Star hold equity interests of 51.5%, 33.5% and 15.0% in our company. Each of these shareholders is majority owned by Mr. Pham Nhat Vuong. Immediately following the completion of this offering, Vingroup, VIG and Asian Star will own                 %,                 % and                 % of our issued and paid-up ordinary shares. While the business of our company will be managed by, or under the direction or supervision of, our directors, as long as these shareholders and Vingroup’s Chairman continue to control shares representing a majority of our voting power, they will generally be able to determine the outcome of all corporate actions requiring shareholder approval, and control or exert significant influence on the composition of the board of directors. If our controlling shareholders do not dispose of their ordinary shares, they could retain control over us for an extended period of time or indefinitely. Our controlling shareholders may decide to sell a significant portion of our ordinary shares to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our other shareholders. Business opportunities may arise that are attractive to us and our controlling shareholders’ other interests, and there can be no assurance that our controlling shareholders will direct those opportunities to us.

Instead, our controlling shareholders may seek to direct us to engage with Vingroup affiliates instead of unrelated third parties. We do not have any non-competition agreements in place with any of our affiliates, and as a result, although we believe Vingroup intends to conduct its EV business solely through us, Vingroup or its affiliates could in the future, provide products or services which compete with ours.

Our Global CEO, Ms. Le Thi Thu Thuy, also holds the position of Vice Chairwoman of Vingroup. This relationship could create, or appear to create, conflicts of interest when faced with decisions with potentially different implications for us and our Vingroup affiliates.

Because our controlling shareholders’ interests may differ from the interests of our other shareholders, actions taken by our controlling shareholders may be more favorable to those shareholders than to us or our other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company. As a result, the substantial control of our controlling shareholders over our company may reduce the value of your investments.

We have relied on Vingroup for financial support and are dependent on Vingroup affiliates for key aspects of our business. Accordingly, we have engaged in various related party transactions with Vingroup, and any potential conflicts of interest could have an adverse effect on our business and results of operations. Due to our close association with Vingroup and its affiliates, we could also be impacted by matters affecting their reputation, including litigation, regulatory or other matters.

We have relied on our parent company, Vingroup, for financial support. Vingroup and its affiliates have been our key investors since inception, and have made significant investments in us, including in the form of debt financing, corporate loan guarantees and capital contributions. For details, see “Related Party Transactions.”

We depend on Vingroup affiliates for key aspects of our business, including the provision of technology services and R&D by affiliates in the Vingroup technology ecosystem. We also sublease the site in Hai Phong, Vietnam where our main manufacturing facility is located, from Vinhomes Industrial Zone Investment Joint Stock Company (“VHIZ JSC”). We obtain certain shared management assistance services and license key intellectual property used in our business from Vingroup, including our trade name, our logo, our EV names, such as VINFAST VF 5, VINFAST VF 6, VINFAST VF 7, VINFAST VF 8 and VINFAST VF 9, and our e-scooter names, such as Klara, Theon and Feliz, and the industrial design for our VF 9 model. We have also relied on Vingroup and its affiliates for a number of other commercial arrangements. These include loans from and to Vingroup and its affiliates, leases of retail and advertising spaces, procurement of goods and services related to information security and technology, raw materials and spare parts and social and other services such health care and education that we provide as employee benefits and compensation. We also expect to rely on related parties for construction to increase the manufacturing capacity of our facilities. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

Our affiliate, VinES, is a key battery pack supplier to us and also is expected to manufacture battery cells and include those battery cells in the battery packs that they supply to us in the future. We do not have control over the business operations of VinES, though it remains our affiliate within the Vingroup ecosystem. Accordingly, we cannot guarantee the smooth operation of and stability and quality of service delivered by VinES. VinES faces similar new entrant risks that we face as a new entrant in the EV industry. See “— Risks Relating to Our Business and Industry — We face risks associated with being a new entrant in the EV industry and the marketing and sale of our EVs in international markets where we have not yet made any deliveries of vehicles.” VinES will also provide consulting and management services for battery-related matters for batteries that we purchase from VinES as well as third-party battery suppliers, including technology consulting, the supply of resources, network building, pricing of input materials and battery products, battery testing and development, contract negotiation, registration and application for battery certification and recycling solutions. For details, see “Related Party Transactions — Agreements with VinES Relating to the Battery Business.”

While the fees generated by Vingroup and its affiliates for these services are not material in the context of Vingroup’s consolidated annual turnover, if such agreements are terminated or we are unable to renew the agreements on similar or favorable terms, or to secure an alternative supplier or service provider, our business could be materially disrupted and our results of operations, financial condition and prospects could be materially and adversely affected.

In addition, we benefit from various co-marketing programs and cross-promotional activities with Vingroup affiliates. For example, as part of its promotional and appreciation campaign to new and existing homebuyers, Vinhomes Joint Stock Company (“Vinhomes”) has provided customers with gifts, including but not limited to VinFast vouchers. VinFast vouchers may be used towards payment for the purchase of our vehicles in Vietnam. To date, a significant proportion of our historical vehicle sales which have primarily been ICE vehicles, have been made with the application of a VinFast voucher provided to the customers by Vinhomes. There is no assurance that such programs will continue or will be repeated, and the demand for, and sales of, our vehicles could be adversely affected in the absence of such co-marketing programs. See “Related Party Transactions — Transactions with Vingroup Affiliates — Cross-Promotional Activities.”

As a Vingroup subsidiary, our reputation is linked to an extent with Vingroup and its affiliates. As such, any event or publicity that adversely affects the business or reputation, including litigation, regulatory or other matters, of Vingroup or any of its affiliates, could also have an adverse impact on our brand and reputation, even if such event or publicity is not associated with our products and services. We may incur additional costs in addressing such matters regardless of merit or outcome. This may also divert our management’s time and attention. In addition, we, Vingroup and its affiliates could be adversely impacted by events or reports impacting the industries in which we or they operate even if such events or reports are not directly related to us or our affiliates.

Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of our company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as default.

Risks Related to Information Technology, Cybersecurity and Data Privacy

We utilize third-party service providers to support our service and business operations and any disruption or delays in service from these third-party providers could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our brand, reputation and ability to attract customers depends on the reliable performance of our vehicles and the supporting systems, technology, and infrastructure. For example, we outfit our vehicles with in-vehicle services and functionality that use data connectivity to monitor performance and capture opportunities for cost-saving preventative maintenance. The availability and effectiveness of these services depend on the continued operation of information technology and communication systems. We rely on leading third party providers to host our cloud computing and storage needs. We do not own, control, or operate our cloud computing physical infrastructure or their data center providers. Although we have put in place disaster recovery plans, including the use of multiple cloud service providers spread out across different locations, our systems and operations are still vulnerable to damage or interruption from, among others, fire, flood, power loss, natural disasters, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, system vulnerabilities, earthquakes and other events at the sites of such providers. Ransomware within our information systems could target our manufacturing and/or business capabilities limiting the availability and uptime of these systems or eliciting payment from us. The occurrence of any of the foregoing events could result in damage to systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur.

Problems faced by our third-party cloud service providers with their telecommunications network providers with which they contract or with the systems by which they allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party cloud service providers could decide to close their facilities without adequate notice resulting in loss of service and negative effects in our systems. Any financial difficulties, such as bankruptcy reorganization, faced by our third-party providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

Business interruption insurance that we may carry in the future may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, which may result from interruptions in our service as a result of system failures. Any errors, defects, disruptions or other performance problems with our services could harm our business, financial condition, results of operations, cash flows and prospects.

Breaches in data security, failure of information security systems and privacy concerns could subject us to penalties, damage our reputation and brand, and adversely impact our business, financial condition, results of operations, cash flows and prospects.

We and our suppliers and service providers may face challenges with respect to information security and privacy, including in relation to the collection, storage, transmission and sharing of information. We and our suppliers and service providers collect, transmit and store confidential and personal and sensitive information of our employees and/or customers, including names, accounts, user IDs and passwords, vehicle information, and payment or transaction related information. We are also subject to certain laws and regulations, such as “Right to Repair” laws, that require us to provide third-party access to our network and/or vehicle systems. In addition, our EVs are connected to the internet and are accessible by various persons, whether remotely or in person, including by technicians during car maintenance services, and we may integrate our service providers’ software or services into our systems and applications, all of which further heighten the risk of breaches of our EVs’ security systems and unauthorized access to personal data stored in the EV systems.

Increasingly, companies are subject to a wide variety of attacks on their networks and information technology infrastructure on an ongoing basis. Traditional computer “hackers,” malicious code (such as viruses and worms), phishing attempts, employee theft or misuse, denial of service attacks, ransomware attacks and sophisticated nation-state and nation-state supported actors engage in intrusions and attacks that create risks for our (and our suppliers’) internal networks, vehicles, infrastructure, and cloud deployed products and the information they store and process. In addition, hardware, components and software that are produced by us or third parties and utilized in our EVs may contain design or manufacturing defects that could unexpectedly interfere with the operation or security of our EVs.

Although we have implemented security measures to prevent such attacks, our networks and systems may be breached due to the actions of outside parties, employee error, malfeasance, a combination of these, or other causes, and as a result, an unauthorized party may obtain access to our systems, networks, or data. If a threat actor is able to hack into our EV systems, the safety of the EV and its passengers may become at risk. We and our suppliers have in the past been subject to ransomware and phishing attacks. Though we do not believe we experienced any material losses or any sensitive or material information was compromised, we were unable to determine conclusively that this was the case. We have implemented remedial measures in response to such incidents. We cannot guarantee that such measures will prevent all incidents in the future.

We work with various third-party suppliers and service providers in the course of operating our business, and we depend on such third parties to take appropriate measures to protect the security and integrity of their information and systems. We cannot assure you that the measures taken by our third-party suppliers and service providers will be effective.

We and our third-party suppliers and service providers may face difficulties or delays in identifying or otherwise responding to any attacks or actual or potential security breaches or threats. A breach in our data security or that of our suppliers or service providers could create system disruptions or slowdowns and provide malicious parties with access to information stored on our networks, resulting in data being publicly disclosed, altered, lost, or stolen, which could subject us to liability and adversely impact our business, financial condition, results of operations, cash flows and prospects. Further, any breach in our data security or those of our third-party suppliers and service providers could allow malicious parties to access sensitive systems, such as our product lines and the vehicles themselves. Such access could adversely impact the safety of our employees, our customers and third parties.

Furthermore, cybersecurity organizations around the world have published warnings of increased cybersecurity threats to businesses, and external events, like the conflict between Russia and Ukraine, may increase the likelihood of cybersecurity attacks. We and our suppliers and service providers may be subject to retaliatory cyberattacks by state or non-state actors in response to economic sanctions and other political actions taken by governments in the North America or Europe where we operate.

Any actual, alleged or perceived failure to prevent a security breach or to comply with our cybersecurity policies or cybersecurity-related legal obligations, failure in our systems or networks, or any other actual, alleged or perceived data security incident we or our suppliers or service providers suffer, could result in damage to our reputation, negative publicity, loss of customers and sales, loss of competitive advantages over our competitors, increased costs to remedy any problems and provide any required notifications and consents, including to regulators and/or individuals, and otherwise respond to any incident, claims, regulatory investigations and enforcement actions, costly litigation, administrative fines and other liabilities. We would also be exposed to a risk of loss or litigation and potential liability under laws, regulations and contracts that protect the privacy and security of personal data. We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs and fees, diversion of internal resources, and reputational harm.

In addition, we may incur significant financial and operational costs to investigate, remediate and implement additional tools, devices and systems designed to prevent actual or perceived security breaches and other security incidents, as well as costs to comply with any notification obligations resulting from any security incidents. Any of these negative outcomes could adversely impact the market perception of our products and customer and investor confidence in our company, and would materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We retain certain information about our customers, which may subject us to customer concerns or various privacy and consumer protection laws.

We use our vehicles’ electronic systems to log certain information about each vehicle’s use, such as location, charge time, battery usage, mileage and driving behavior, among other things, in order to aid us in vehicle diagnostics and repair and maintenance, as well as to help us customize and optimize the driving and riding experiences. Our customers may object to the use of this data, which may harm our reputation and business. Possession and use of our customers’ driving behavior and data in conducting our business may subject us to legislative and regulatory burdens in Vietnam and other jurisdictions that could require notification of data breach, restrict our use of such information, and hinder our ability to acquire new customers or market to existing customers. If customers allege that we have improperly released or disclosed their sensitive personal data, we could face legal claims, lawsuits and reputational harm. If third parties improperly obtain and use sensitive personal data of our customers, we may be required to expend significant resources to resolve these problems.

As we expand our operations internationally, we will be required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal information in the U.S., Canada, Europe and elsewhere. See “Regulations.” Such regulations may impose additional regulatory obligations regarding the handling of personal information and further provide certain individual privacy rights to persons whose data is processed. Data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. We are monitoring these developments, but we may, in addition to other impacts, experience additional costs associated with increased compliance burdens and restrictions on the conduct of our business and the manner in which we interact with our customers.

Failure to comply with applicable laws and regulations could result in regulatory enforcement actions against us. For example, our misuse of or failure to secure personal information could result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, and/or result in significant liability and damage to our reputation and credibility. These possibilities, if borne out, could have a negative impact on revenues and profits. If a third party alleges that we have violated applicable data privacy laws, we could face legal claims, damages and administrative fines as well as reputational harm among consumers, investors, and strategic partners.

Any unauthorized control or manipulation of our vehicles’ systems could result in a loss of confidence in us and our vehicles and harm our business.

Our vehicles contain complex technology systems. We have designed, implemented, and tested security measures intended to prevent cybersecurity breaches or unauthorized access to our information technology networks, our vehicles and their systems, and intend to implement additional security measures as necessary and to comply with the relevant standards of our target markets, such as ISO 21434:2021, UNECE R-155 and R-156 regulations on the safety of connected vehicles. However, hackers and other malicious actors may attempt in the future to gain unauthorized access to modify, alter, and use networks, vehicle software and our systems to gain control of, or to change, our vehicles’ software or to gain access to data stored in or generated by the vehicle. Errors and vulnerabilities, including zero day vulnerabilities, in our information technology systems will be probed by third parties and could be identified and exploited in the future, and our remediation efforts may not be timely or successful. Any unauthorized access to or control of our vehicles or their systems or any unauthorized access to or loss of data could result in risks to our customers and other third parties, unsafe driving conditions, or failure of our systems, any of which could result in interruptions in our business, legal claims or proceedings which may or may not result in our favor and could subject us to significant liability. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems or data, as well as other factors that may result in the perception that our vehicles, their systems or data are capable of being “hacked” and lack appropriate safety controls, could negatively affect our brand and harm our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Regulations and Litigation

We are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our reputation and brand, subject us to significant fines and liability, or otherwise adversely affect our business.

The laws, regulations, standards and policies are continuously evolving. The costs of compliance, including remediation of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in additional expenses, delays or fines. As we expand our business into the target markets, we are in the process of reviewing the applicable laws and regulations in each jurisdiction, including required approvals, licenses and permits. Such laws, regulations, standards and policies continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could adversely increase our compliance costs or otherwise affect our business.

All vehicles sold must comply with applicable standards, including mandated safety standards, in each market where our vehicles are sold. Vehicles must pass various tests and undergo certification and processes before being delivered from the factory and being sold to consumers. Our manufacturing facilities may be subject to scheduled and unscheduled inspections by government agencies. Failure by us to satisfy motor vehicle standards and relevant certification and approval requirements would materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our business plan includes the direct sale of vehicles to retail consumers. The laws governing licensing of dealers and sales of motor vehicles vary from jurisdiction to jurisdiction. For example, in the U.S., most states require a dealer license to sell new motor vehicles within the state, and many states prohibit manufacturers from being a licensed dealer and directly selling new motor vehicles to retail consumers. The application of these types of laws to our operations continues to be difficult to predict but could pose operational challenges for us in the future. We and others in our industry may face legal challenges to this distribution model, including from car dealers and their lobbying organizations. Because laws vary from jurisdiction to jurisdiction, our distribution model must be carefully established, and our sales and service processes must be continually monitored for compliance with the various state requirements, which change from time to time. Regulatory compliance and likely challenges to the distribution model may add to the cost of our business.

Our business could be adversely affected by trade tariffs, export control laws or other trade barriers.

Our business could be affected by the imposition of tariffs, export control laws and other trade barriers, which may make it more costly or difficult for us to export our vehicles to the imposing country. We will become subject to additional tariffs, laws and barriers as we enter into new markets. We may experience cost increases as a result of existing or future tariffs, and may not be able to pass on such additional costs to our customers, or otherwise mitigate the costs. In the event that we raise prices to help cover the higher costs, we may face lower demand for our exported vehicles. A violation of export control laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal penalties, collateral consequences, remedial measures and legal expenses. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Misconduct by our employees could expose us to legal liabilities, reputational harm and/or other damages to our business.

Our employees play critical roles in ensuring the safety and reliability of our products and services and/or our compliance with relevant laws and regulations. Certain of our employees have access to sensitive information (including customer data) and/or proprietary technologies and know-how. We cannot assure you that our employees will always abide by the terms of their labor contracts, our codes of conduct, policies and procedures nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engage in any misconduct, illegal or suspicious activities, including but not limited to, misappropriation or leakage of sensitive client information or proprietary information, we and such employees could be subject to legal claims and liabilities and our reputation and business could be adversely affected as a result. In addition, while we seek to effectively screen candidates during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct.

We may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Except as disclosed in “Business — Legal Proceedings,” we are currently not party to any material legal or administrative proceedings. However, in light of the nature of our business, we and our management are susceptible to potential claims or disputes. We and certain of our management have been, and may from time to time in the future be, subject to or involved in various claims, disputes, lawsuits and other legal and administrative proceedings. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Claims arising out of actual or alleged violations of law, breach of contract or torts could be asserted against us by customers, business partners, suppliers, competitors, employees or governmental entities in investigations and legal proceedings.

We may become subject to product liability claims, which could harm our business, financial condition, results of operations, cash flows and prospects if we are not able to successfully defend or insure against such claims.

The automotive industry experiences significant product liability claims, including in respect of defects in or malfunctions of batteries leased under our Battery Subscription Program, and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in property damage, personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim, even if unsuccessful, could generate substantial negative publicity about our vehicles and business. A product liability claim could also slow or prevent commercialization of our future vehicle candidates which would have a material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages may have a material adverse effect on our brand and reputation, and our business, financial condition, results of operations, cash flows and prospects.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

We have limited liability insurance coverage for our products and business operations. While we currently carry commercial general liability, commercial automobile liability, product liability, excess liability, workers’ compensation, employment practices liability and directors’ and officers’ insurance policies, and plan to cover all mandatory insurance policies, we cannot be certain that our insurance coverage will be sufficient to cover all future claims against us and any other business-related risks, including any losses resulting from product defects, fires, natural calamities or acts of God. Any imposition of liability that is not covered by our existing insurance, or is in excess of our existing insurance coverage could harm our business operations and results.

A successful liability claim against us due to injuries or other costs suffered by our customers could generate substantial negative publicity about our vehicles and materially and adversely affect brand and reputation, as well as our business, financial condition, results of operations, cash flows and prospects. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

We are subject to various environmental, health and safety laws and regulations that could impose substantial costs on it and cause delays in expanding our production facilities.

Our operations are subject to environmental laws and regulations in the jurisdictions where we operate, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental, health and safety laws and regulations are complex and may require significant time, management attention and costs to ensure continued compliance. Changes in these laws or other new environmental, health and safety laws and regulations may require us to change our operations, potentially resulting in a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Violations of these laws could result in substantial fines and penalties, third-party damages, suspension of production, remedial actions or a cessation of our operations. Contamination at properties we own or operate or properties to which we send hazardous substances may result in liability for us under environmental laws and regulations.

Our operations are also subject workplace safety laws and regulations, which require compliance with various workplace safety requirements, including requirements related to environmental safety. These laws and regulations can give rise to liability for oversight costs, compliance costs, bodily injury (including workers’ compensation), fines, and penalties. Additionally, non-compliance could result in delay or suspension of production or cessation of operations. The costs required to comply with workplace safety laws can be significant, and non-compliance could adversely affect our production or other operations, which could have a material adverse effect on our business, prospects and results of operations.

As we expand into new markets, we will become subject to additional environmental, health and safety laws and regulations. We may incur additional costs to ensure compliance with such laws and regulations, as well as to manage local labor practices.

Increasing scrutiny and changing expectations from our investors, customers and employees with respect to our ESG practices may impose additional costs on us or expose us to new or additional risks.

Investors, customers, employees, regulators and other stakeholders have expressed increasing interest in our ESG practices. Such practices may be taken into consideration by investors in making their investment decisions, and they may not invest in us if they believe that our ESG practices are inadequate or may invest in our competitors if our ESG practices are perceived to be less robust than that of our competitors. The criteria by which companies ESG practices are assessed are subject to change. We may be subject to heightened scrutiny from stakeholders and other third parties in respect of our ESG performance, and we may be required to undertake costly initiatives to maintain a positive ESG outlook or to satisfy any new criteria. Our brand and reputation may be adversely affected if we fail to meet applicable ESG standards or fail to maintain our rating. In addition, our competitors may achieve similar or better ratings than us in the future.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our brand and reputation and our business, financial condition, results of operations, cash flows and prospects.

We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our brand and reputation and business, financial condition, results of operations, cash flows and prospects. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with applicable anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, contractual breaches, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our ordinary shares.

Risks Related to Intellectual Property

Our use of open source software in our applications could subject our proprietary software to general release, adversely affect our ability to sell our services and subject us to possible litigation, claims or proceedings.

We use open source software in connection with the development and deployment of our products and services, and we expect to continue to use open source software in the future. Companies that use open source software in connection with their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses may require users who distribute proprietary software containing or linked to open source software to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open source code under the same open source license, which could include proprietary source code. In such cases, the open source software license may also restrict us from charging fees to licensees for their use of our software. While we monitor the use of open source software and try to ensure that open source software is not used in a manner that would subject our proprietary source code to these requirements and restrictions, such use could inadvertently occur, in part because open source license terms are often ambiguous and have generally not been interpreted by U.S. or foreign courts.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position. We rely on a combination of owned, jointly owned and licensed patents, trade secrets (including those in our know-how), copyrights, service marks, trademarks and other rights granted by intellectual property laws, as well as employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights to establish and protect our technology and intellectual property rights. While Vingroup has registered our tradename, logo and V line design worldwide, our EV and e-scooter names have only been registered in our target markets, while the industrial designs for various EV models have only been submitted and registered in various key markets. Thus, our intellectual property rights may not be enforceable across various international jurisdictions and may be challenged, contested, circumvented or invalidated by third parties.

The occurrence of any of the foregoing events may result in limitations in the scope of our intellectual property or restrictions on our use of our intellectual property rights or may adversely affect the conduct of our business. Despite our efforts to protect our owned, jointly owned and licensed intellectual property rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be successful. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may need to defend ourselves and our employees, agents and contractors against patent, trademark and/or other intellectual property right infringement claims, which may be time-consuming and would cause us to incur substantial costs.

We are involved in and may in the future become party to additional intellectual property infringement proceedings. From time to time, we may receive communications from holders of patents, trademarks, trade secrets or other intellectual property or proprietary rights alleging that we are infringing, misappropriating, diluting or otherwise violating such rights either directly or through our employees, agents or contractors. Such parties may in the future bring suits against us alleging infringement or other violation of such rights, or otherwise assert their rights and urge us to take licenses to their intellectual property. Moreover, if the third-party technology partners (including our affiliates) with whom we jointly own or from whom we license intellectual property rights infringe, misappropriate, dilute or otherwise violate other parties’ intellectual property rights, we may also be subject to liability pursuant to any ensuing litigation.

Litigation or other legal proceedings relating to intellectual property claims, regardless of merit, may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities, even if we ultimately prevail in such proceedings. Further, if we or the third-party technology partners with whom we jointly own or from whom we license intellectual property rights are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•

cease selling or leasing, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the intellectual property that we allegedly infringe, misappropriate, dilute or otherwise violate;

•	pay substantial royalty or license fees or other damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable or exclusive terms or at all;

•	redesign or re-engineer our vehicles or other technology, goods or services, which may be costly, time-consuming or impossible; or

•	establish and maintain alternative branding for our products and services.

Although our contracts with third parties typically include indemnification clauses which require such parties to indemnify us against any damages arising from infringements of other’s intellectual property rights, in the event of a successful claim of infringement against us or our third-party technology partners, or if we fail or are unable to obtain a license to the infringed technology or other intellectual property right, our business, financial condition, results of operations, cash flows and prospects could still be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention. Our rights to indemnity may not fully cover the costs or damages arising from any intellectual property right infringements that may occur.

Risks Relating to Vietnam

There are risks associated with investments in companies with operations in Vietnam, including in relation to political, economic and legal conditions.

Currently, substantially all of our assets are located in Vietnam. As a result, future political, economic, legal and social conditions in Vietnam, as well as certain actions and policies that the government may or may not take or adopt, could materially and adversely affect our business, financial condition, results of operations and prospects. The laws and regulatory apparatus affecting the Vietnamese economy are evolving with continuing improvements and increasing transparency but are still not as well established as the laws and regulatory apparatus of regions such as Western Europe and the U.S. laws and regulations may be interpreted and enforced differently in different provinces across Vietnam. Policy changes and interpretations of applicable laws may produce unexpected consequences. In addition, corporate government and shareholders’ rights, uncertainties and limitations remain in Vietnam in relation to the interpretation and enforcement of laws. Major tax laws and regulations in Vietnam have undergone significant changes in the past decade and may continue to be amended, supplemented and clarified in the future. We cannot predict when Vietnam’s legal system will obtain the level of certainty and predictability of other jurisdictions with more developed legal systems. Any adverse changes in our tax status in Vietnam or tax laws, regulations or policies in Vietnam could adversely affect our business, financial condition, results of operations and prospects. In addition, relevant authorities may take different interpretations of tax laws than we do, leading us to incur costs or liabilities.

The performance and growth of our business in Vietnam is dependent on the health of the overall economy of Vietnam, and in particular, the automotive market and consumer demand as well as strong credit growth. Vietnam’s economy has been subject to significant fluctuations in the past, and any estimates or projections of future economic growth in Vietnam are subject to potential risks and uncertainties. The Vietnamese economy may also be adversely affected by external factors, including the monetary policy changes implemented in the U.S. and Europe. In recent months, prompted by rising benchmark U.S. dollar interest rates and a strengthening U.S. dollar, the central bank of Vietnam has raised policy rates, whilst the Vietnamese Dong has weakened against the U.S. dollar. The local economy is also seeing tightening liquidity as a result of these rate hikes and the Vietnamese government’s move to increase oversight over corporate bond issuances and refinancing, which resulted in certain criminal investigations. In addition, market volatility has increased, including softness in the real estate sector, which could adversely impact Vingroup and its subsidiaries.

Asset realization in bankruptcy proceedings may be time-consuming and expensive.

Despite the improved Vietnamese law on bankruptcy that came into effect on January 1, 2015, there is significant uncertainty on its implementation and interpretation due to lack of regulatory guidance and political sensitivities. Accordingly, the bankruptcy process in Vietnam may be complex, uncertain and time-consuming. After bankruptcy is declared, the general meeting of creditors may, subject to certain provisions of law, decide to apply either business rehabilitation or asset liquidation on the enterprise. However, in the event that any creditor or any participant in the general meeting of creditors has any objection to the resolution passed by the general meeting of creditors, it can request for a judicial review of the resolution. Upon review, the judge may convene another general meeting of the creditors if he finds reasonable grounds to do so. The decision to apply either business rehabilitation or asset liquidation on the enterprise must be confirmed by the judge before being implemented by the parties. Due to these complexities, a significant amount of time may pass before a creditor is able to recover from a Vietnamese debtor.

Vietnamese foreign exchange control may limit our ability to utilize our revenue effectively and affect our ability to receive dividends and other payments from our Vietnamese subsidiary.

Our operations are also based in Vietnam and therefore faces the risk of foreign exchange controls limiting our ability to receive dividends from our Vietnamese subsidiary. At present, foreign invested enterprises in Vietnam are, subject to conditions, generally permitted to exchange Vietnamese Dong into foreign currency at credit institutions licensed to provide foreign exchange services in Vietnam to repatriate profits and make outward remittances of foreign currency for the purchase of supplies and services, among others, provided that such foreign invested enterprise declares the intended use of the money and provides appropriate supporting documents. Such remittances are restricted to being made through registered accounts at authorized banks which are licensed to operate in Vietnam, and profits must first be converted into foreign currency prior to remittance. While under the Vietnamese government’s current foreign exchange policy, there is a low risk of foreign exchange controls restricting our ability to freely utilize our revenue and to receive dividends from our Vietnamese subsidiary, there is no assurance that the Vietnamese government will not, in future, extend its foreign exchange controls to restrict or prevent profits from being repatriated by foreign invested entities. Such a change would limit our ability to receive dividends from our Vietnamese subsidiary, through which all of our revenue is generated, and would cause a material and adverse effect on our business, financial condition and results of operations.

Investors may face difficulties enforcing foreign court judgments against us.

Substantial part of our Group’s assets is located in Vietnam. It may be difficult for investors to enforce against us judgments obtained from courts outside Vietnam with regard to any actions pertaining to our assets located in Vietnam. In addition, certain of our directors and officers are residents of Vietnam and Singapore, and the majority of the assets of such persons are located in Vietnam. As a result, it may be difficult for investors to effect service of process upon Vietnam-resident directors and officers, or to enforce against them judgments obtained in courts outside Vietnam predicated upon the laws of jurisdictions other than Vietnam. Vietnam is a party to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, and a few bilateral treaties relating to the recognition and enforcement of foreign courts’ judgments but not to any other multinational treaty in this regard. Vietnam’s Civil Procedure Code provides that a civil judgment or decision of a foreign court is enforceable in Vietnam only if there is a treaty in this regard between Vietnam and such foreign country or on a reciprocal basis or if permitted by Vietnamese laws. Vietnam’s Civil Procedure Code also sets out several grounds for Vietnamese courts to refuse the recognition and enforcement of foreign judgments, decisions or even foreign arbitral awards.

Under Vietnam’s Civil Procedure Code, a judgment of a foreign court will not be recognized and enforced in Vietnam where, among others, the competent Vietnamese court in which the recognition and enforcement is requested determines that the recognition and enforcement of such judgment in Vietnam is contrary to the “fundamental principles of the laws of Vietnam.” Such term is not clearly defined and is subject to the discretion of the relevant Vietnamese court.

Risks Related to the Ownership of Our Securities

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The price for the ordinary shares in this offering will be determined by negotiations among the selling shareholders, us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell the ordinary shares at or above the offering price or at any other price or at the time that you would like to sell.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control, depending on many factors, including:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Future sales of the ordinary shares or other equity securities, and the availability of a large number of such securities for sale, could depress the price of the ordinary shares.

The sale of a significant number of the ordinary shares or other equity securities in the public market after this offering, or the perception that such sales may occur, could materially and adversely affect the market price of the ordinary shares. These factors could also materially impair our ability to raise capital through equity offerings in the future. See “Shares Eligible for Future Sale” for a discussion of possible future sales of our ordinary shares.

Upon completion of this offering, we will have                ordinary shares outstanding, assuming no exercise by the underwriters of their option to purchase additional                ordinary shares. The ordinary shares sold in this offering will be freely tradable without restriction under the Securities Act of 1933 (“Securities Act”), except for any shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. Although our directors, executive officers, the selling shareholders and certain holders of our ordinary shares and securities convertible into or exchangeable for our ordinary shares, who will hold in aggregate ordinary shares representing                % of our issued share capital immediately following the completion of this offering (assuming no exercise by the underwriters of their option to purchase additional ordinary shares), will be subject to a lock-up, any substantial sale or perceived substantial sale of the ordinary shares over a short period of time after the expiration of the lock-up period could cause the price of the ordinary shares to fall. In addition, the representatives of the underwriters, on behalf of the underwriters, may release all or some portion of the ordinary shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Similar sales of ordinary shares by holders after vesting of awards or holders of options who have exercised their options under any incentive plan that we may in the future implement could also cause the price of the ordinary shares to fall.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be classified as a passive foreign investment company, or “PFIC,” for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis after the close of each taxable year and that depends, in part, upon the composition of our income and assets. In addition, the application of the PFIC rules to companies with our composition of income and assets is subject to significant uncertainty. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the second part of the test described above may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation — U.S. Federal Income Tax Considerations”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than $1.24 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. As an emerging growth company, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Purchasers in this offering will experience dilution if the Exchangeable Bonds are exchanged for our ordinary shares.

On April 29, 2022 and June 4, 2022, our company and Vingroup entered into the Vingroup EB Subscription Agreements (as defined herein) with certain investors pursuant to which Vingroup agreed to issue to such investors, and such investors agreed to subscribe for, $625.0 million in aggregate principal amount of Exchangeable Bonds (as defined herein). As of September 30, 2022, the aggregate principal amount of outstanding Exchangeable Bonds was $625.0 million. Based on the unadjusted initial Deed Poll Exchange Rate (as defined herein), on an as-exchanged basis (assuming a hypothetical exercise of Deed Poll Exchange Rights (as defined herein) immediately upon the completion of this offering and an initial public offering price of

$             per share, which is the midpoint of the price range set forth on the cover page of this prospectus), the EB Investors would own             % of our company immediately upon completion of the exchange of the Exchangeable Bonds, and you will incur dilution at such time. For more information, see “Related Party Transactions — Vingroup Exchangeable Bonds.”

Risks Relating to Investments in Singapore Companies

Singapore take-over laws contain provisions which may vary from those in other jurisdictions.

We are subject to the Singapore Take-Over Code. The Singapore Take-Over Code contains certain provisions that may possibly delay, deter or prevent a future take-over or change in control of us. Under the Singapore Take-Over Code, except with the consent of the Securities Industry Council of Singapore (“SIC”), any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with him, in 30% or more of our voting rights, is required to extend a take-over offer for all the relevant class(es) of shares in our capital in accordance with the Singapore Take-Over Code. Except with the consent of the SIC, such a take-over offer is also required to be made if a person holding between 30% and 50% (both inclusive) of our voting rights, either on his own or together with parties acting in concert with him, acquires additional voting shares representing more than 1% of our voting rights in any six-month period. In the case where our company has more than one class of equity share capital, a comparable take-over offer must be made for each class of shares in accordance with the Singapore Take-Over Code and the SIC should be consulted in advance in such cases. While the Singapore Take-Over Code seeks to ensure an equality of treatment among shareholders in take-over or merger situations, its provisions could substantially impede the ability of the shareholders to benefit from a change of control and, as a result, may adversely affect the market price of the ordinary shares and the ability to realize any benefit from a potential change of control. In addition, an offeror must treat all shareholders of the same class in an offeree company equally. This concentration of ownership could accelerate, delay, defer or prevent a change in control of us or a successful offer under the Singapore Take-Over Code by another person.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Industry,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations, including international expansion and the development of manufacturing operations overseas;

•	our expectations regarding demand for EVs;

•	changes in technology;

•	our expectations regarding our relationships with our customers, third-party merchants, strategic business partners, and other third parties;

•	competition in our industry;

•	our proposed use of proceeds;

•	relevant government policies and regulations relating to our business; and

•	general economic and business conditions in the markets where we operate and seek to expand.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The pre-owned consumer electronics market may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ordinary shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $                , or approximately $                if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $                per ordinary share, which is the midpoint of the price range shown on the front page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $                per ordinary share would increase (decrease) the net proceeds to us from this offering by $                , assuming the number of ordinary shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We plan to use the net proceeds of this offering to repay the remaining outstanding Share Acquisition P-Notes issued in connection with the Reorganization, in part or in full, depending on the size of the offering. As of the date of this prospectus, the amount outstanding under the Share Acquisition P-Note held by Vingroup was approximately $1,078.8 million on a consolidated group basis. The Share Acquisition P-Notes do not bear interest and mature on March 1, 2025. See “Corporate History and Structure — Reorganization” for more information.

In accordance with the terms of the Reinvestment Agreement (as described in “Corporate History and Structure – Reorganization), Vingroup will reinvest the offering proceeds that it receives from the Share Acquisition P-Note into VinFast Vietnam (the “IPO Proceeds Reinvestment”) less VND6.0 trillion ($251.0 million) corresponding to the advance capital contribution made by Vingroup to VinFast Vietnam in March 2022. We plan to use the IPO Proceeds Reinvestment and any net proceeds from this offering remaining after the repayment of the outstanding Share Acquisition P-Notes as follows:

•	investments in research and development of products, services and technology sales (approximately % of the net proceeds of this offering);

•	investments in sales and marketing and expansion of sales channels (approximately % of the net proceeds of this offering);

•	investments in the development of our manufacturing facilities (approximately % of the net proceeds of this offering); and

•

the balance for working capital and general corporate purposes, which may include potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering and the IPO Proceeds Reinvestment. Our management, however, will have broad discretion to apply such proceeds. If an unforeseen event occurs or business conditions change, we may use such proceeds differently than as described in this prospectus.

Pending our use of the net proceeds from this offering and the IPO Proceeds Reinvestment as described above, we intend to invest such proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments. No assurance can be given that we will invest such proceeds in a manner that produces income or that does not result in a loss in value. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ordinary shares. See “Risk Factors — Risks Relating to the Ownership of Our Securities — There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares” and “Taxation — Certain U.S. Federal Income Taxation Considerations — Passive Foreign Investment Company Considerations.”

DIVIDEND POLICY

We currently have not adopted a dividend policy with respect to future dividends and we do not have any present plan to pay any dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facilities or other debt instruments), capital requirements, business prospects and other factors our board of directors may deem relevant.

While we do not have any present plan to pay any dividends on our ordinary shares in the foreseeable future after this offering, we may, in the future, by ordinary resolution, declare dividends at a general meeting of our shareholders, but no dividend shall be payable except out of our profits available for distribution, as derived from the standalone audited financial statements of our company and not from our audited consolidated financial statements. The amount of any such dividend shall not exceed the amount recommended by our board of directors. Subject to our constitution and in accordance with the Singapore Companies Act, our board of directors may, without the approval of our shareholders, declare and pay interim dividends but any final dividends we declare must be approved by an ordinary resolution at a general meeting of our shareholders. VinFast Auto Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. Regulations in certain markets where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2022:

•	on an actual basis;

•

on an as adjusted basis to reflect completion of the ICE Assets Disposal, consisting of: (i) the assignment of VND24.2 trillion ($1,012.9 million) of the Share Acquisition P-Note held by VIG to VinFast Vietnam in June 2022, which, upon completion of the ICE Assets Disposal in November 2022, satisfied a portion of the ICE Assets Disposal consideration owed to us from VIG and eliminated our payment obligations relating to the Share Acquisition P-Note assigned by VIG, and (ii) the payment of the remaining ICE Assets Disposal consideration of approximately VND2.8 trillion ($116.8 million), which VIG intends to pay in cash no later than 15 business days after the completion of the offering; and

•

on an as further adjusted basis to reflect: (i) the sale of                 ordinary shares by us in this offering at an assumed initial public offering price of $                 per ordinary share, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option, (ii) the use of the net proceeds from this offering by us to repay the remaining VND25.8 trillion ($1,078.8 million) outstanding under the Share Acquisition P-Note held by Vingroup, in part or in full, depending on the size of the offering, and (iii) the application of those net proceeds received by Vingroup to make the IPO Proceeds Reinvestment (less VND6.0 trillion ($251.0 million) corresponding to the advance capital contribution from Vingroup in March 2022) in accordance with the terms of the Reinvestment Agreement.

	As of September 30, 2022
	Actual		As Adjusted for the ICE Assets Disposal				As Further Adjusted for this Offering and the IPO Proceeds Reinvestment
	VND (in billions)	USD (in millions)	VND (in billions)		USD (in millions)		VND (in billions)	USD (in millions)
Cash and cash equivalents	1,854.6	77.6		(1)		(1)
Debt
Short-term and current portion of long-term interest-bearing loans and borrowings(2)	25,066.0	1,048.8
Long-term interest-bearing loans and borrowings (A)	34,486.2	1,442.9

	59,552.2	2,491.7
Amount due to related parties (short-term)
Share Acquisition P-Notes(3)	49,990.5	2,091.7
Short-term borrowings from related parties	17,662.7	739.0
Short-term amounts due to related parties, excluding borrowings from related parties and Share Acquisition P-Notes	8,960.4	374.9

	76,613.6	3,205.6
Amount due to related parties (long-term)
Long-term borrowings from related parties	13,723.5	574.2
Long-term amounts due to related parties, excluding borrowings from related parties	15,024.6	628.6

	28,748.1	1,202.9

	As of September 30, 2022
	Actual		As Adjusted for the ICE Assets Disposal		As Further Adjusted for this Offering and the IPO Proceeds Reinvestment
	VND (in billions)	USD (in millions)	VND (in billions)	USD (in millions)	VND (in billions)	USD (in millions)
Equity
Ordinary share — VinFast Auto (2,411,764,800 shares issued and outstanding as of September 30, 2022)	553.9	23.2
Accumulated losses	(111,915.0)	(4,682.6)
Additional paid-in capital	6,646.7	278.1
Other comprehensive loss	(55.6)	(2.3)
Equity attributable to equity holders of the parent	(104,770.0)	(4,383.7)
Non-controlling interests	(52.0)	(2.2)
Total deficit (B)	(104,822.1)	(4,385.9)
Total capitalization (B) + (A)(4)	(70,335.9)	(2,943.0)

Notes:

(1)

The balance of consideration for the ICE Assets Disposal amounting to VND2.0 trillion ($83.7 million) was paid in June 2022. See Note 2.1[a] to the unaudited pro forma consolidated financial information included elsewhere in this prospectus.

(2)	A portion of our short-term and current portion of long-term interest bearing loans and borrowings were repaid subsequent to September 30, 2022. See below for details.
(3)

Consists of VND25.8 trillion ($1,078.8 million) of the Share Acquisition P-Note held by Vingroup and VND24,208.3 billion ($1,012.9 million) of the Share Acquisition P-Note held by VIG as of September 30, 2022.

(4)	Calculated as total deficit plus long-term interest-bearing loans and borrowings.

As of September 30, 2022, we had short-term loans to related parties of VND545.4 billion ($22.8 million) consisting of a loan to Vinpearl and other balances due from related parties of VND2,362.2 billion ($98.8 million) outstanding from various Vingroup affiliates. See note 9 to our unaudited historical interim condensed consolidated financial statements included elsewhere in this prospectus for more information.

Our short-term and current portion of long-term interest-bearing loans and borrowings as of September 30, 2022 consist of VND10.0 trillion ($417.4 million) of domestic bonds, VND9.0 trillion ($375.8 million) of the current portion of long-term loans and VND6.1 trillion ($255.6 million) of loans from banks. From October 1, 2022 through December 5, 2022, we have repaid VND5.5 trillion ($230.0 million), which includes VND3.0 trillion ($127.2 million) of domestic bonds that were due in November 2022 and are due in December 2022. The amounts repaid to date were funded through related party loans and available cash. We expect to fund our other near-term debt obligations primarily through related party loans, supplemented by cash generated from operations.

On April 29, 2022 and June 4, 2022, our company and Vingroup entered into the Vingroup EB Subscription Agreements (as defined herein) with certain investors pursuant to which Vingroup issued to such investors, and such investors agreed to subscribe for, $625.0 million in aggregate principal amount of Exchangeable Bonds (as defined herein). Vingroup contributed an aggregate VND13,995.4 billion ($585.6 million) of net proceeds from the Exchangeable Bonds issuance to VinFast Vietnam by subscribing for certain dividend preferred shares of VinFast Vietnam in May and June 2022. On July 1, 2022, we entered into a put option agreement (as amended and supplemented) with Vingroup, pursuant to which Vingroup will have the right to require our company to purchase the dividend preferred shares (or such other VinFast Vietnam shares into which such preferred shares may be converted) held by Vingroup at any time elected by Vingroup after Vingroup has received of a notice to redeem the Exchangeable Bonds, but no later than the maturity date of the Exchangeable Bonds. As of September 30, 2022, the aggregate principal amount of outstanding Exchangeable Bonds was $625.0 million, and we had recorded VND15.3 trillion ($641.7 million) in financial liabilities in respect of the dividend preference shares issued by VinFast Vietnam in connection with the transaction. Bondholders have Deed Poll Exchange Rights (as defined herein) to exchange their Exchangeable Bonds for a specified number of ordinary shares in our company at the Deed Poll Exchange Rate (as defined herein), which will be determined at the time of exchange and was initially set based on a valuation of our company of $30 billion in April 2022 at the time that the first EB Subscription Agreements were signed. Based on the unadjusted initial Deed Poll Exchange Rate, on an as-exchanged basis (assuming a hypothetical exercise of Deed Poll Exchange Rights immediately upon the completion of this offering and an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus), the EB Investors would own             % of our company immediately upon completion of the exchange of the Exchangeable Bonds. For more information, see “Related Party Transactions — Vingroup Exchangeable Bonds.”

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Other than as set forth above, there has been no material change in our capitalization since September 30, 2022.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2022 was approximately $(4,448.9) million, representing $(1.8) per ordinary share as of that date. Net tangible book value per share represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities, divided by the number of all of our issued and ordinary shares outstanding as of September 30, 2022. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of $                 per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes net tangible book value after September 30, 2022, other than to give effect to our sale of the ordinary shares offered in this offering at the assumed initial public offering price of $                 per ordinary share, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2022 would have been $                 , or $                 per ordinary share and $                 per ordinary share. This represents an immediate increase in net tangible book value of $                per ordinary share and $                 per ordinary share to the existing shareholders and an immediate dilution in net tangible book value of $                per ordinary share and $                per ordinary share to investors purchasing ordinary shares in this offering. The following table illustrates such dilution:

Per Ordinary Share
Assumed initial public offering price	$
Net tangible book value as of September 30, 2022		$(1.8)
Amount of dilution in net tangible book value to new investors in this offering	$
Percentage of dilution in net tangible book value to new investors in this offering		%

A $1.00 increase (decrease) in the assumed initial public offering price of $                per ordinary share would increase (decrease) our net tangible book value after giving effect to this offering by $                , the net tangible book value per ordinary share after giving effect to this offering by $                per ordinary share and the dilution in net tangible book value per ordinary share to new investors in this offering by $                per ordinary share, assuming no change to the number of ordinary share offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as of September 30, 2022, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased			Total Consideration				Average Price Per Ordinary Share
	Number	Percent		Amount		Percent
Existing shareholders			%	$			%	$
New investors			%	$			%	$

Total		100.0%			$	100.0%

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ordinary shares and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

Singapore

We are incorporated under the laws of the Republic of Singapore, and certain of our officers and directors are residents outside the U.S. In addition, a significant portion of our operations and business is conducted, and a substantial portion of our assets are located, outside the U.S.

Although we are incorporated outside the U.S., we have agreed to accept service of process in the U.S. through Cogency Global Inc., our agent designated for that purpose, located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Nevertheless, since a substantial portion of the assets owned by us are located outside the U.S., any judgment obtained in the U.S. against us may not be collectible within the U.S.

An investor may or may not be able to commence an original action against us or our directors or officers, or any person, before the courts outside the U.S. to enforce liabilities under U.S. federal securities laws, depending on the nature of the action.

There is no treaty between the U.S. and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. In making a determination as to enforceability of a foreign judgment, the Singapore courts need to be satisfied that the foreign judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless procured by fraud, or if the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or if the enforcement thereof would be contrary to the public policy of Singapore, or if the judgment would conflict with earlier judgments from Singapore or earlier foreign judgments recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws.

Civil liability provisions of the federal and state securities law of the U.S. permit the award of punitive damages against us, our directors and officers. The Singapore courts do not allow the enforcement of foreign judgments which amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the U.S. awarding such punitive damages would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such determination has yet to be made by a Singapore court in a reported decision.

In addition, holders of book-entry interests in our ordinary shares will be required to be registered as shareholders in our register of members in order to have standing to bring a shareholder suit and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts, subject to applicable Singapore laws. A holder of book-entry interests in our ordinary shares may become our registered shareholder by exchanging its interest in our ordinary shares for certificated ordinary shares and being registered in our register of members. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceeding or enforcement action.

Vietnam

Vietnam is a party to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the “New York Convention”), and a few bilateral treaties relating to the recognition and enforcement of foreign judgments but not to any other multinational treaty in this regard. Foreign arbitral awards can be enforceable in Vietnam under the New York Convention after being recognized by Vietnamese courts in accordance with statutory procedures. However, in principle, Vietnam’s Civil Procedure Code provides that a civil judgment or decision of a foreign court is enforceable in Vietnam only if there is a treaty in this regard between Vietnam and such foreign country (including international treaties) or on a reciprocal basis. Vietnam’s Civil Procedure Code also sets out several grounds for Vietnamese courts to refuse the recognition and enforcement of foreign judgments and decisions or foreign arbitral awards. Therefore, it may be difficult to enforce in Vietnam any judgment or decision issued by a U.S. court against us or our directors and officers who are citizens of Vietnam.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We commenced operations in June 2017 in Hanoi, Vietnam, through VinFast Vietnam. In May 2018, VinFast Vietnam changed its name to VinFast Trading and Production Limited Liability Company and our head office was relocated to Hai Phong, Vietnam. The construction of our electric scooter manufacturing plant was completed in April 2018 and we started production of our first electric scooter model, branded Klara, in November 2018. We broke ground on our automobile manufacturing plant in September 2017 and officially launched the plant in June 2019.

In December 2021, VinFast Vietnam was converted into a joint stock company under the name, VinFast Trading and Production Joint Stock Company.

Reorganization

To facilitate our initial public offering in the U.S., we established our offshore holding structure through a series of transactions that resulted in VinFast Vietnam’s operations being reorganized under the Singapore-incorporated registrant, VinFast Trading & Investment Pte. Ltd. Prior to the effective date of this Registration Statement, we will convert to a Singapore public limited company. Upon such conversion, we will be known as VinFast Auto Ltd. We refer to these transactions, which are described below, collectively as the “Reorganization.”

To effect the Reorganization, Vingroup and VIG made initial equity capital contributions in cash in the registrant. The registrant acquired an aggregate 99.9% voting interest in VinFast Vietnam in January 2022 from its controlling shareholders, in consideration for cash equivalent to the initial equity capital contributions into the registrant as well as promissory notes with an aggregate principal amount of approximately VND50.0 trillion (the “Share Acquisition P-Notes”) issued by the registrant to the controlling shareholders of VinFast Vietnam. As of September 30, 2022, the amount outstanding under the Share Acquisition P-Notes was approximately VND50.0 trillion ($2,091.7 million). The Share Acquisition P-Notes do not bear interest and mature on March 1, 2025. As a result of these transactions, the former majority shareholders of VinFast Vietnam, being Vingroup and VIG, became the majority shareholders of the registrant and VinFast Vietnam became a subsidiary of the registrant. The current shareholders of VinFast Auto Ltd. as of the date of this prospectus are Vingroup, VIG and another affiliate of VIG.

VinFast Vietnam also entered into a reinvestment agreement (as amended and supplemented, the “Reinvestment Agreement”) with our shareholders pursuant to which each shareholder has agreed to reinvest all proceeds that it receives from the Share Acquisition P-Notes (as applicable) into VinFast Vietnam in return for the issuance of deferred preference shares in VinFast Vietnam. Each shareholder’s reinvestment obligation under the Reinvestment Agreement is unsecured. In March 2022, Vingroup made an advance capital contribution to VinFast Vietnam of VND6.0 trillion ($251.0 million) through a subscription for deferred preference shares of VinFast Vietnam. The amount of proceeds from this offering that Vingroup receives from the Share Acquisition P-Note and reinvests pursuant to the Reinvestment Agreement will be reduced by the amount of such capital contribution. The deferred preference shares will entitle the holders to annual dividends of 0.01% of the subscription price per share, the payment of which may be deferred at VinFast Vietnam’s discretion, and are transferrable, but are non-convertible, non-redeemable and carry no voting rights nor any right to claim on net assets of VinFast Vietnam upon its liquidation, dissolution or winding up (except, in the case of the VND6.0 trillion of deferred preference shares issued referred to above, where such deferred preference shares would have been converted into ordinary shares of VinFast Vietnam), such that we do not expect any material dilution to the registrant’s dividend rights in VinFast Vietnam. Our company will continue to exercise all control and management of VinFast Vietnam, notwithstanding any deferred preference shares of VinFast Vietnam held by our controlling shareholders.

In June 2022, VIG assigned all of the Share Acquisition P-Note that it held, amounting to VND24.2 trillion ($1,012.9 million), to VinFast Vietnam to partially settle its payment obligations to us pursuant to the ICE Assets

Disposal Agreements. In November 2022, our payment obligations related to such assigned Share Acquisition P-Note were subsequently eliminated on a consolidated group basis when we completed the ICE Assets Disposal. Accordingly, the amount that remains outstanding to our existing shareholders under the Share Acquisition P-Notes has been reduced to VND25.8 trillion ($1,078.8 million), and the Share Acquisition P-Note that remains outstanding is held by Vingroup.

We plan to repay the remaining Share Acquisition P-Note held by Vingroup, in whole or in part, using the proceeds from this offering, depending on the size of the offering. In accordance with the terms of the Reinvestment Agreement, Vingroup will reinvest all proceeds that it receives from the Share Acquisition P-Note, less VND6.0 trillion ($251.0 million) corresponding to the advance capital contribution it made to VinFast Vietnam in March 2022.

The effect of the Reorganization, the repayment of the Share Acquisition P-Note held by Vingroup and Vingroup’s performance of the Reinvestment Agreement is to provide that all of the proceeds from this offering that we use to repay the remaining outstanding Share Acquisition P-Note held by Vingroup (after deducting the amount of the March 2022 advance capital contribution from Vingroup) are reinvested into VinFast Vietnam and used to invest in our business and implement our growth strategy.

Phase-out of ICE Vehicle Production

Our company was established in Vietnam in 2017 and commenced the production of ICE vehicles in 2019. Our operations prior to 2021 have focused primarily on the manufacture and sale of ICE vehicles and e-scooters. Our ICE vehicle models are: the Fadil (A-segment), the Lux A (E-segment), the Lux SA (E-segment SUV) and the President (E-segment SUV). Since commencing vehicle production in 2019, the majority of the nearly 88,000 vehicles that we have delivered through the end of September 2022 have been ICE vehicles. We sold approximately 24,200 ICE vehicles in 2020 and 35,600 in 2021. Three of our ICE vehicle models, Fadil, Lux A 2.0 and Lux SA 2.0, ranked first in terms of total shipment volume in 2021, according to Frost & Sullivan.

We ceased all production of ICE vehicles in early November 2022 in connection with our strategic decision to transform into an EV-only manufacturer. As part of this transformation into an EV-only manufacturer, in 2022, we entered into a series of agreements with VIG (as amended, the “ICE Assets Disposal Agreements”) to transfer a portion of our assets used exclusively in the production of ICE vehicles (the “ICE Assets”) to VIG. We refer to these ICE assets disposal transactions as the “ICE Assets Disposal.” We completed the ICE Assets Disposal in early November 2022.

The ICE Assets that we transferred to VIG comprise certain machinery, equipment, tooling and production lines that are used exclusively in the production of our ICE vehicles and that we have determined cannot be retooled for EV production, as well as other technologies used in the production of our ICE vehicles. The consideration for the ICE Assets was VND28,999.0 billion ($1,213.3 million), inclusive of taxes, which was the amount agreed among the parties with reference to the estimated book value of the ICE Assets under Vietnamese accounting standards.

VIG settled a portion of the consideration for the ICE Assets Disposal amounting to VND24.2 trillion ($1,012.9 million) through the assignment of the Share Acquisition P-Note held by VIG to VinFast Vietnam and a payment of VND2.0 trillion ($83.7 million) to VinFast Vietnam in June 2022. Our payment obligations related to the assigned Share Acquisition P-Note were subsequently eliminated when we completed the ICE Assets Disposal in early November 2022. Accordingly, as of the date of this prospectus the amount of consideration for the ICE Assets Disposal which remains outstanding is approximately VND2.8 trillion ($116.8 million). This amount is required to be paid within 24 months from the completion of the transfer. VIG intends to pay in cash no later than 15 business days after the completion of this offering.

Under the Reinvestment Agreement, in the event that VIG disposes of the ICE Assets to any independent third-party (by reference to ownership or management control) for cash (the terms and timing of which we do not control), it is required to reinvest in VinFast Vietnam any and all of the portion of net disposal proceeds that exceeds the amount of the cash payments that VIG has made and will make to VinFast Vietnam, as described above.

Notwithstanding the ICE Assets Disposal and the cessation of production of ICE vehicles in early November 2022, our results of operations in 2022 include results of our ICE vehicle manufacturing business because we delivered ICE vehicles during the year. We have retained all servicing, warranty and other obligations and liabilities related to ICE vehicles that we have produced and we have retained all rights, obligations and liabilities under ICE vehicle-related supplier contracts that we are not able to novate to VIG, Vingroup or other parties outside of our Group.

We have incurred and will incur additional costs associated with break fees or settlement costs related to our outstanding obligations under such contracts, which will be recorded in our consolidated statements of operations as compensation expenses.

We will retain the balance of our ICE Assets that are not transferred to VIG, which comprise our rights, interests and obligations under various license agreements with international car manufacturers related to licenses used in the production of our ICE vehicles. We expect our amortization expenses to increase, particularly in the year ending December 31, 2022, as the phase out of our ICE vehicle production represents the end of these assets’ useful lives.

Vingroup Exchangeable Bonds due 2027

On April 29, 2022 and June 4, 2022, our company and Vingroup entered into the Vingroup EB Subscription Agreements (as defined herein) with certain investors pursuant to which Vingroup agreed to issue to such investors, and such investors agreed to subscribe for, $625.0 million in aggregate principal amount of Exchangeable Bonds (as defined herein). The Exchangeable Bonds were issued on May 10, 2022 and June 10, 2022, but form a single series and rank equally in all respects. As of September 30, 2022, the aggregate principal amount of outstanding Exchangeable Bonds was $625.0 million. For more information, see “Related Party Transactions — Vingroup Exchangeable Bonds.”

Organizational Structure

The following chart summarizes our corporate structure setting forth our ownership interest and the country of incorporation for each of our principal operating subsidiaries as of the date of this prospectus.

Notes:

(1)

The registrant is currently a Singapore private limited company operating under the name “VinFast Trading & Investments Pte. Ltd.” Prior to the effective date of this Registration Statement, the registrant will convert to a Singapore public limited company. Upon such conversion, the registrant will be known as VinFast Auto Ltd.

(2)	Based on proportion of voting power held. The registrant owns 87.7% of this subsidiary’s total outstanding share capital, including non-voting preferred shares.

SELECTED CONSOLIDATED FINANCIAL DATA

The financial information in this prospectus as of December 31, 2020 and for the year then ended has been derived from the consolidated financial statements of VinFast Trading and Production Joint Stock Company, which are included elsewhere in this prospectus. The financial information in this prospectus as of December 31, 2021 and for the year then ended and as of September 30, 2021 and for the nine months ended September 30, 2021 and 2022 has been derived from the consolidated financial statements of VinFast Trading & Investment Pte. Ltd., which are included elsewhere in this prospectus. The financial statements of VinFast Trading and Production Joint Stock Company and VinFast Trading & Investment Pte. Ltd. are prepared in accordance with U.S. GAAP.

We ceased all production of ICE vehicles in early November 2022 in connection with our strategic decision to transform into an EV-only manufacturer. Accordingly, our historical results for any prior period are not necessarily indicative of results expected in any future period.

You should read this Selected Consolidated Financial Data section together with the consolidated financial statements included elsewhere in this prospectus and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Selected Consolidated Balance Sheet Data

	As of December 31,			As of September 30,
	2020	2021		2022
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	USD (in millions)
Cash and cash equivalents	827.7	3,024.9	126.6	1,854.6	77.6
Inventories, net	5,352.2	6,683.7	279.7	12,514.2	523.6
Short-term amounts due from related parties	8,840.5	1,997.2	83.6	2,862.5	119.8
Total current assets	20,449.5	26,692.5	1,116.8	36,857.1	1,542.1
Property, plant and equipment, net	52,089.7	51,788.3	2,166.9	61,498.8	2,573.2
Other investments	11,031.3	—	—	—	—
Total assets	92,905.9	85,321.5	3,569.9	105,380.8	4,409.2
Amounts due to related parties	3,171.4	56,035.3	2,344.6	76,613.6	3,205.6
Total current liabilities	20,040.8	87,305.3	3,652.9	126,989.4	5,313.4
Long-term interest-bearing loans and borrowings	46,352.8	31,343.1	1,311.4	34,486.2	1,442.9
Total non-current liabilities	66,685.0	74,957.4	3,136.3	83,213.5	3,481.7
Ordinary Shares — VinFast Auto (2,411,764,800 shares issued and outstanding as of September 30, 2022; 2,411,764,800 shares issued and outstanding as of December 31, 2021)(1)	—	553.9	23.2	553.9	23.2
Contributed charter capital — VinFast Vietnam(2)	38,707.3	—	—	—	—
Accumulated losses	(44,356.2)	(77,416.9)	(3,239.2)	(111,915.0)	(4,682.6)
Capital reserve — VinFast Vietnam	11,753.2	—	—	—	—
Equity attributable to equity holders of the parent	6,150.1	(76,926.5)	(3,218.7)	(104,770.0)	(4,383.7)

Notes:

(1)	In January 2022, the Company effected a 100-for-one split of its ordinary shares. Amounts prior to the share split have been revised on a retroactive basis to give effect to the share split.
(2)

Following the Reorganization, the consolidated statements of shareholders’ equity for the year ended December 31, 2021 represented changes of equity components from VinFast Vietnam to our company. The consolidated statements of shareholders’ equity for the year ended December 31, 2020 represented equity components of VinFast Vietnam, the predecessor.

Selected Consolidated Statements of Operations

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2020	2021		2021	2022
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	VND (in billions)	USD (in millions)
Revenues
Sales of vehicles	11,771.7	13,898.6	581.5	9,550.0	8,779.7	367.3
Sales of merchandise	1,436.1	1,405.4	58.8	1,122.7	46.4	1.9
Sales of spare parts and components	343.0	538.2	22.5	356.7	1,463.6	61.2
Rendering of services	22.0	96.6	4.0	74.5	159.8	6.7
Rental income
Revenue from leasing activities	117.5	89.4	3.7	74.0	51.0	2.1
Revenues (*)	13,690.3	16,028.2	670.6	11,177.9	10,500.5	439.4
Cost of vehicles sold	(18,618.8)	(23,327.0)	(976.0)	(16,166.9)	(17,485.1)	(731.6)
Cost of merchandise sold	(1,388.8)	(1,398.3)	(58.5)	(1,115.4)	(46.2)	(1.9)
Cost of spare parts and components sold	(234.0)	(437.2)	(18.3)	(292.7)	(1,310.1)	(54.8)
Cost of rendering services	(11.2)	(65.4)	(2.7)	(51.0)	(193.5)	(8.1)
Cost of leasing activities	(132.6)	(56.1)	(2.3)	(40.9)	(42.8)	(1.8)
Cost of sales	(20,385.5)	(25,284.0)	(1,057.9)	(17,666.8)	(19,077.8)	(798.2)

Gross loss	(6,695.1)	(9,255.8)	(387.3)	(6,489.0)	(8,577.3)	(358.9)
Operating expenses:
Research and development costs	(3,929.8)	(9,255.4)	(387.3)	(5,266.5)	(14,041.6)	(587.5)
Selling and distribution costs	(1,346.6)	(2,203.8)	(92.2)	(1,268.4)	(3,361.2)	(140.6)
Administrative expenses	(1,206.5)	(2,424.6)	(101.4)	(1,702.7)	(1,981.2)	(82.9)
Compensation expenses	—	(4,340.3)	(181.6)	—	—	—
Net other operating (expenses)/income	(67.5)	412.5	17.3	714.0	(1,475.3)	(61.7)

Operating loss	(13,245.5)	(27,067.4)	(1,132.5)	(14,012.5)	(29,436.5)	(1,231.7)
Finance income	248.7	446.1	18.7	376.9	91.9	3.8
Finance costs	(4,553.9)	(4,598.2)	(192.4)	(3,182.6)	(5,454.8)	(228.2)
Net (loss)/gain on financial instruments at fair value through profit or loss	(1,494.6)	(1,710.0)	(71.5)	(1,858.3)	1,277.3	53.4
Investment gain	224.8	956.6	40.0	909.5	—	—
Share of losses from equity investees	(42.0)	(36.8)	(1.5)	(35.1)	—	—

Loss before income tax expense	(18,862.5)	(32,009.7)	(1,339.3)	(17,802.2)	(33,522.2)	(1,402.6)
Tax expense	(87.8)	(209.2)	(8.8)	(197.9)	(1,013.3)	(42.4)

Net loss for the year/period	(18,950.2)	(32,219.0)	(1,348.1)	(18,000.1)	(34,535.4)	(1,445.0)

(*)

Including sales to related parties in 2020, 2021, the nine months ended September 30, 2021 and 2022, of VND56.4 billion, VND516.5 billion ($21.6 million), VND131.1 billion and VND1,650.8 billion ($69.1 million), respectively.

Selected Consolidated Cash Flows Data

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2020	2021		2021	2022
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	VND (in billions)	USD (in millions)
Net cash flows used in operating activities	(9,349.2)	(28,969.1)	(1,212.1)	(22,661.4)	(25,528.8)	(1,068.1)
Net cash flows (used in)/from investing activities	(1,839.0)	2,420.1	101.3	2,797.2	(11,102.5)	(464.5)
Net cash flows from financing activities	10,453.8	28,855.2	1,207.3	21,405.6	35,452.7	1,483.4
Net (decrease)/increase in cash and cash equivalents	(734.4)	2,306.2	96.5	1,541.4	(1,178.6)	(49.3)
Cash and cash equivalents at the end of the year/period	827.7	3,024.9	126.6	2,277.9	1,854.6	77.6

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated balance sheet as of September 30, 2022 gives effect to (i) the phase-out of ICE vehicle production (“ICE Production Phase-out”) described under the heading “Corporate History and Structure—Phase-out of ICE Vehicle Production,” and (ii) this offering and its subsequent use of a portion of the proceeds from the offering for the IPO Proceeds Reinvestment as described under the heading “Use of Proceeds” (the “Offering”) as if they had occurred on September 30, 2022. The following unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2022 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2021 give effect to the ICE Production Phase-out and the Offering as if they had occurred on January 1, 2021.

We have derived the unaudited pro forma consolidated financial information for the nine months ended September 30, 2022 and the unaudited pro forma consolidated statement of operation for the year ended December 31, 2021 from the unaudited historical interim condensed consolidated financial statements of the Company and its subsidiaries as of and for the nine months ended September 30, 2022 and the audited historical consolidated financial statements of the Company and its subsidiaries as of and for the year ended December 31, 2021, included elsewhere in this prospectus. The unaudited pro forma consolidated financial information is qualified in its entirety by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate History and Structure” and the unaudited historical interim condensed consolidated financial statements, the audited historical consolidated financial statements as of and for the year ended December 31, 2021 and related notes included elsewhere in this prospectus.

The pro forma adjustments related to the ICE Production Phase-out, which we refer to as the “ICE Production Phase-out Accounting Adjustments,” are described in the notes to the unaudited pro forma consolidated financial information.

The pro forma adjustments related to the Offering, which we refer to as the “Offering Adjustments,” are described in the notes to the unaudited pro forma consolidated financial information and principally include the IPO Proceeds Reinvestment, comprising:

•

the issue of ordinary shares to the purchasers in this offering in exchange for net proceeds of approximately $                million, which assumes that the shares are offered at $                per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses;

•

the use of                % or                 million out of the net proceeds to repay the remaining Share Acquisition P-Notes in whole or part, depending on the size of the Offering, which were issued in connection with the Reorganization as described in our “Corporate History and Structure”; and

•

the issuance of                deferred preference shares (the “DPS”) through the subsequent reinvestment into VinFast Vietnam pursuant to a reinvestment agreement (as amended and supplemented) as described in our “Corporate History and Structure”.

VINFAST TRADING AND INVESTMENT PTE. LTD.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS

September 30, 2022

	Currency: VND million
	Historical VinFast Auto	ICE Production Phase-out Accounting Adjustments		Offering Adjustments		Pro forma VinFast Auto
ASSETS

CURRENT ASSETS
Cash and cash equivalents	1,854,601	—			[f]
Trade receivables	331,083	—
Advances to suppliers	10,371,897	—
Inventories, net	12,514,181	—
Short-term prepayments and other receivables	5,327,082	—
Short-term derivative assets	572,887	—
Short-term amounts due from related parties	2,862,483	—
Assets classified as held for sale	3,019,128
Other current assets	3,736	—

Total current assets	36,857,078	—

NON-CURRENT ASSETS
Property, plant and equipment, net	61,498,787	(12,574,385)	[b]
Intangible assets, net	1,287,065	(149,186)	[c]
Goodwill	272,203	—
Operating lease right-of-use assets	4,044,097	—
Finance lease right-of-use assets	96,582	(96,582)	[b]
Long-term derivative assets	833,194	—
Long-term advances to suppliers	44,270	—
Long-term amounts due from related parties	45,128	—
Other non-current assets	402,357	—

Total non-current assets	68,523,683	(12,820,153)

TOTAL ASSETS	105,380,761	(12,820,153)

VINFAST TRADING AND INVESTMENT PTE. LTD.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS

September 30, 2022 (continued)

	Currency: VND million
	Historical VinFast Auto	ICE Production Phase-out Accounting Adjustments		Offering Adjustments		Pro forma VinFast Auto
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	25,066,042	—
Trade payables	11,360,388	—
Deposit and down payment from customers	1,445,222	—
Short-term accruals	7,428,421	—
Other current liabilities	4,436,009	—	[d]
Current operating lease liabilities	639,718	—
Amounts due to related parties	76,613,562	(24,308,611)	[a]		[g]

Total current liabilities	126,989,362	(24,308,611)

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	34,486,181	—
Long-term derivative liabilities	15,336,249	—
Other non-current liabilities	607,167	—
Non-current operating lease liabilities	2,856,238	—
Long-term deferred revenue	165,009	—
Deferred tax liabilities	1,014,497	—
Amounts due to related parties	28,748,136	—

Total non-current liabilities	83,213,477	—

EQUITY
Ordinary shares – VinFast Auto (2,411,764,800 shares issued and outstanding as of September 30, 2022)	553,892	—			[f]
Accumulated losses	(111,914,975)	(149,036)	[c]
Additional paid-in capital	6,646,655	11,626,006	[e]
Other comprehensive loss	(55,612)	—

Equity attributable to equity holders of the parent	(104,770,040)	11,476,970
Non-controlling interests	(52,038)	11.637	[e]
		(149)	[c]		[g]

Total deficit	(104,822,078)	11,488,458

TOTAL EQUITY AND LIABILITIES	105,380,761	(12,820,153)

VINFAST TRADING AND INVESTMENT PTE. LTD.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

For the nine months ended September 30, 2022

	Currency: VND million

	Historical VinFast Auto	ICE Production Phase-out Accounting Adjustments		Offering Adjustments	Pro forma VinFast Auto
Revenues
Sales of vehicles	8,779,656	(6,377,433)	[h]
Sales of merchandise	46,414	—
Sales of spare parts and components	1,463,614	(193,932)	[h]
Rendering of services and leasing activities	210,788	—

Revenues	10,500,472	(6,571,365)
Cost of vehicles sold	(17,485,112)	9,785,831	[h]
Cost of merchandise sold	(46,245)	—
Cost of spare parts and components sold	(1,310,118)	191,247	[h]
Cost of rendering services and leasing activities	(236,305)	—

Cost of sales	(19,077,780)	9,977,078

Gross loss	(8,577,308)	3,405,713

Operating expenses:
Research and development costs	(14,041,574)	164,243	[i]
Selling and distribution costs	(3,361,210)	408,461	[j]
Administrative expenses	(1,981,183)	—
Net other operating loss	(1,475,251)	(207,912)	[k]
Operating loss	(29,436,526)	3,770,505
Finance income	91,861	—
Finance costs	(5,454,794)	—

Net gain on financial instruments at fair value through profit or loss	1,277,296	—
Loss before income tax expense	(33,522,163)	3,770,505
Tax expense	(1,013,254)	—

Net loss for the period	(34,535,417)	3,770,505

Net loss attributable to non-controlling interests	(37,360)	3,771	[l]

Net loss attributable to controlling interest	(34,498,057)	3,766,734

Proforma net loss per share (VND)
Basic [m]	(14,304)
Diluted [m]	(14,304)

	Unit: shares
Weighted average number of shares used in loss per share computation
Basic	2,411,764,800
Diluted	2,411,764,800

VINFAST TRADING AND INVESTMENT PTE. LTD.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2021

	Currency: VND million

	Historical VinFast Auto	ICE Production Phase-out Accounting Adjustments		Offering Adjustments	Pro forma VinFast Auto
Revenues
Sales of vehicles	13,898,621	(12,759,931)	[h]
Sales of merchandise	1,405,368	—
Sales of spare parts and components	538,216	(187,339)	[h]
Rendering of services	96,577	—
Rental income
Revenue from leasing activities	89,400	—

Revenues	16,028,182	(12,947,270)
Cost of vehicles sold	(23,326,953)	20,221,662	[h]
Cost of merchandise sold	(1,398,339)	—
Cost of spare parts and components sold	(437,195)	180,891	[h]
Cost of rendering services	(65,376)	—
Cost of leasing activities	(56,095)	—

Cost of sales	(25,283,958)	20,402,553

Gross loss	(9,255,776)	7,455,283
Operating expenses:
Research and development costs	(9,255,376)	131,977	[i]
Selling and distribution costs	(2,203,839)	345,031	[j]
Administrative expenses	(2,424,560)	—
Compensation expenses	(4,340,322)	4,340,322	[k]
Net other operating income	412,472	—
Operating loss	(27,067,401)	12,272,613
Finance income	446,139	—
Finance costs	(4,598,235)	—
Net loss on financial instruments at fair value through profit or loss	(1,710,029)	—
Investment gain	956,588	—
Share of loss from equity investees	(36,786)	—

Loss before income tax expense	(32,009,724)	12,272,613
Tax expense	(209,237)	—

Net loss for the year	(32,218,961)	12,272,613

Net loss attributable to non-controlling interests	(35,234)	12,273	[l]

Net loss attributable to controlling interest	(32,183,727)	12,260,340

Proforma net loss per share (VND)
Basic [m]	(19,432)
Diluted [m]	(19,432)

	Unit: shares
Weighted average number of shares used in loss per share computation
Basic	1,656,188,563
Diluted	1,656,188,563

VINFAST TRADING AND INVESTMENT PTE. LTD.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

1.	Basis of presentation

The unaudited pro forma consolidated financial information has been prepared in accordance to Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Business,” based on the unaudited interim historical condensed financial statements and audited historical financial statements of the Company included elsewhere in this prospectus and is presented based on information currently available and assumptions that we believe are reasonable. The unaudited pro forma consolidated financial information has been provided for illustrative purposes only and may not be indicative of the operating results or financial position had the ICE Production Phase-out and the Offering occurred on the dates indicated above and do not reflect all actions that may be undertaken by us in connection with the ICE Production Phase-out and the Offering. The impacts to our unaudited interim historical condensed financial statements and audited historical statement of operations arising from the ICE Production Phase-out and the Offering will depend on a number of factors, including additional information available on the closing date. Therefore, our actual results will differ from the pro forma adjustments, and the differences may be material. In addition, the unaudited pro forma consolidated financial information may not be indicative of our results of operations and financial position for any future period.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

2.	Notes to Unaudited Pro Forma Consolidated Balance Sheet

2.1.	ICE Production Phase-out

As part of the ICE Production Phase-out event, the Company entered into a series of ICE Assets Disposal Agreements with VIG, a party under common control of Mr. Pham Nhat Vuong (the founder and Chairman of Vingroup), as described under the heading “Corporate History and Structure — Phase-out of ICE Vehicle Production.” The Company has analogized the accounting for the ICE Assets Disposal agreements from the perspective of a transferring entity using the common control transaction guidance from the perspective of the receiving entity under ASC 805-50. Accordingly, since the Company is the transferring entity, the difference between the consideration receivables (excluding VAT) from VIG and the net book value of the ICE Assets transferred will be recognized as an equity transaction (i.e. a deemed contribution) in accordance with the guidance provided under ASC 805-50.

The income taxes from the ICE Assets Disposal Agreements are incurred on the basis of local Vietnam GAAP taxable income. Since the Company and its subsidiaries have accumulated tax losses which can be used to offset the taxable income from the ICE Assets Disposal Agreements, the Company is not expected to incur any income tax liabilities in connection with the disposal of the ICE Assets. Accordingly, no pro forma adjustments related to income tax liabilities are included with regards to the transfer of assets under the ICE Assets Disposal Agreements. Furthermore, the unaudited interim condensed consolidated statements of operations of the Company and its subsidiaries for the nine months ended September 30, 2022 and the audited consolidated statements of operations of the Company and its subsidiaries for the year ended December 31, 2021 were under a loss making position and did not incur any income tax expenses related to ICE production activities. Accordingly, no pro forma adjustments related to tax expense exclusion are considered to be necessary.

As described under the heading “Corporate History and Structure — Phase-out of ICE Vehicle Production,” the Company and its subsidiaries have retained the balance of ICE Assets that were not transferred to VIG, which comprise rights, interests and obligations under various license agreements with international car manufacturers related to licenses used in the production of ICE vehicles. As the phase out of our ICE vehicle production will represent the end of these assets’ useful lives, we expect these ICE Assets to be fully amortized by the date that the ICE Production Phase-Out event has been completed according to the guidance of ASC 350 – Intangibles – Goodwill and other.

Consequently, the impacts from the ICE Production Phase-out event have been included in the unaudited pro forma consolidated statement balance sheet as follows:

[a] Reflects the remaining consideration to be received under the ICE Assets Disposal Agreements. According to the Transfer Agreements and subsequent amendments, the consideration will be determined at the transfer date but shall not be less than VND27,465.7 billion before value added tax (“VAT”). As we assume that the transfer date had occurred on September 30, 2022 for the purpose of the pro forma, the VAT-exclusive consideration is assumed to be the minimum amount of VND27,465.7 billion less the monthly fixed amount payable to VIG from July 2022 to the transfer date, which is the lease back period. As of September 30, 2022, VinFast Vietnam has received advance payment from VIG in the amount of VND2,000 billion in cash, of which VND1,455 billion was used to settle VAT which was payable based on local tax regulation, and VND444.7 billion was used to settle payment for those components of the ICE Assets that were transferred before September 30, 2022. The remaining advance amount of VND100.3 billion is recorded as “Amounts due to related parties” in the historical unaudited interim condensed balance sheet as at September 30, 2022.

For the purpose of the proforma, out of the total remaining VAT-inclusive consideration for the ICE Assets Disposal, VND24,208.3 billion is expected to be settled by the Share Acquisition P-Note assigned to VinFast Vietnam, VND100.3 billion is expected to be offset against the advance payment from VIG and the remainder is required to be paid within 24 months from the completion of the transfer. VIG intends to pay the remaining amount in cash no later than 15 business days after the completion of the offering. Accordingly, the amount to be settled by P-notes and advance payment is represented as a deduction to the “Amounts due to related parties”, whereas the remainder has not been reflected in pro forma consolidated balance sheet. Subject to the completion of the offering, we will reflect the remaining balance in the “cash and cash equivalents” account.

[b] Reflects the presumed disposal of the ICE Assets under the scope of the ICE Assets Disposal Agreements, which is based on the carrying amount of the assets as reported in the U.S. GAAP-based historical unaudited interim condensed balance sheet of the Company as of September 30, 2022.

[c] Reflects the presumed write-off of certain ICE Assets related to the ICE Production Phase-out event but not included under the ICE Assets Disposal Agreements (which comprise our rights, interests and obligations under various license agreements with international car manufacturers related to licenses used in the production of our ICE vehicles) with corresponding adjustment to “Accumulated loss” and “Non-controlling interests” account in the pro forma consolidated balance sheet, which is based on the carrying amount of the assets as reported in the US GAAP-based unaudited interim historical condensed financial statements of the Company as of September 30, 2022.

[d] As of September 30, 2022, VAT payable and deductible have been incurred based on local tax regulation (i.e., invoice declaration). Accordingly, no pro forma adjustments related to tax payable are necessary.

[e] Reflects the deemed contribution from the shareholders and non-controlling shareholders interests, which is the assumed differences between the carrying amount of assets transferred and the assumed consideration received under the scope of the ICE Assets Disposal Agreements. The difference between the total consideration (excluding VAT) and the carrying amount of assets transferred would be recorded as an equity transaction (specifically, a contribution), with corresponding adjustments to “Additional Paid-in Capital” and “Non-controlling interests” accounts in the unaudited pro forma consolidated balance sheet).

2.2.	Offering Adjustments

The impacts from the Offering adjustments have been included in the unaudited pro forma consolidated statement of financial position as follows:

[f] We estimate net proceeds of approximately $                million from the offering, assuming an initial public offering price of $                per ordinary share, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

[g] Reflects the reinvestment of Reinvestment Investors into DPS issued by VinFast Vietnam, using the proceeds from Share Acquisition P-Notes (after netting off the consideration for the ICE Assets Disposal and subscription consideration paid by Vingroup for the dividend preference shares of VinFast Vietnam in the amount of VND6.0 trillion in March 2022), which will be recognized as a non-controlling interest in the consolidated financial statements of the Company and its subsidiaries.

3.	Notes to Unaudited Pro Forma Consolidated Statements of Operations

The impacts from the ICE Production Phase-out event have been included in the unaudited pro forma consolidated statement of operation for the nine months ended September 30, 2022 as follows:

[h] Reflects the exclusion of revenue and direct cost of goods sold associated with of the sale of ICE vehicles and related spare part and components as reported in the unaudited interim historical condensed financial statements of the Company and its subsidiaries for the nine months ended September 30, 2022 under the assumption that the ICE Production Phase-out event occurred on January 1, 2021 and all ICE production activities ceased from that date.

[i] Reflects the exclusion of R&D expenses related to ICE vehicles as reported in the unaudited interim historical condensed financial statements of the Company and its subsidiaries for the nine months ended September 30, 2022 under the assumption that the ICE Production Phase-out event has occurred on January 1, 2021 and the corresponding research and development would not be recurring after the transfer date. The ICE Production Phase-out accounting adjustments are made to exclude: (1) the R&D expenses specifically related to ICE vehicles and (2) the specific ED&D parts/contracts related only to ICE vehicles. No adjustments are made for recurring R&D expenses such as laboratory expense (including payroll) and ED&D parts/contracts which were incurred for ICE vehicles and where these resources can be repurposed/reallocated for EV production after the cessation of ICE vehicle production activities.

[j] Reflects the exclusion of VND408.5 billion in selling and distribution costs directly incurred with respect to sales of ICE vehicles (e.g. direct logistic expenses, promotion and advertisement for ICE vehicles, warranty expenses relating to the extension of the ICE warranty policy for all ICE cars sold since 2019 to the end of 2021 to the earlier of 10 years or the first 200,000 kilometers) as reported in the unaudited interim historical condensed financial statements of the Company and its subsidiaries for the nine months ended September 30, 2022 under the assumption that the ICE Production Phase-out event has occurred on January 1, 2021 and corresponding selling and distribution costs will not be recurring after the transfer date. No adjustments are made for recurring selling and distribution costs such as salary expenses and rental fees which were incurred for ICE vehicles and where these resources can be repurposed/reallocated for EV production after the cessation of ICE vehicle production activities.

[k] Reflects the exclusion of the subsequent foreign exchange gain of amount payables to supplier relating to compensation for the cessation of ICE vehicle production for the nine months ended September 30, 2022, which is considered a material non-recurring item affected by the ICE Production Phase-out event. Under the assumption that the ICE Production Phase-out event occurred on January 1, 2021 and these payables will be settled within 12 months, we do not expect such expense to be recurring. The compensation costs of settlement with suppliers of $181.6 million in relation to the cessation of ICE vehicle production have been excluded in adjustment [k] in the pro forma consolidated statement of operation for the year ended December 31, 2021.

[l] Reflects the impact of excluding income and expense related to the cessation of ICE activities as mentioned above to net loss attributable to non-controlling interest.

[m] Pro forma basic net loss per ordinary share is computed by dividing the pro forma net loss available to ordinary shareholders by the pro forma weighted-average ordinary shares outstanding during the period. Pro forma diluted net loss per ordinary share is calculated by adjusting the pro forma net loss available to ordinary shareholders and the pro forma weighted-average ordinary shares outstanding to give effect to potentially dilutive securities using the if-converted method, as applicable.

(in million, except share and per share amounts)	Nine months ended September 30, 2022
Basic and diluted net loss per share
Numerator:
Net loss attributable to ordinary shares
Denominator:
Weighted-average ordinary shares prior to this offering
Ordinary shares of common stock sold in this Offering

Pro forma weighted-average ordinary shares outstanding—basic

Pro forma basic and diluted net loss per share attributable to ordinary shares

The impacts from the ICE Production Phase-out event have been included in the pro forma consolidated statement of operation for the year ended December 31, 2021 as follows:

[h] Reflects the exclusion of revenue and direct cost of goods sold associated with of the sale of ICE vehicles and related spare part and components as reported in the historical financial statements of the Company and its subsidiaries for the year ended December 31, 2021 under the assumption that the ICE Production Phase-out event has occurred on January 1, 2021 and all ICE production activities has ceased from that date.

[i] Reflects the exclusion of R&D expenses related to ICE vehicles as reported in the historical financial statements of the Company and its subsidiaries for the year ended December 31, 2021 under the assumption that the ICE Production Phase-out event has occurred on January 1, 2021 and the corresponding R&D would not be recurring after the transfer date. The ICE Production Phase-out accounting adjustments are made to exclude: (1) the R&D expenses specifically related to ICE vehicles and (2) the specific ED&D parts/contracts related only to ICE vehicles. No adjustments are made for recurring R&D expenses such as laboratory expense (including payroll) and ED&D parts/contracts which were incurred for ICE vehicles and where these resources can be repurposed/reallocated for EV production after the cessation of ICE vehicle production activities.

[j] Reflects the exclusion of VND345.0 billion in selling and distribution costs directly incurred for the sales of ICE vehicles (e.g. direct logistic expenses, promotion and advertisement for ICE vehicles) as reported in the historical financial statements of the Company and its subsidiaries for the year ended December 31, 2021 under the assumption that the ICE Production Phase-out event has occurred on January 1, 2021 and corresponding selling and distribution costs will not be recurring after the transfer date. No adjustments are made for recurring selling and distribution costs such as salary expenses and rental fees which were incurred for ICE vehicles and where these resources can be repurposed/reallocated for EV production after the cessation of ICE vehicle production activities.

[k] Reflects the exclusion of the compensation costs of settlement with suppliers in relation to the cessation of ICE vehicle production, which is considered a material non-recurring item affected by the ICE Production Phase-out event. Under the assumption that the ICE Production Phase-out event occurred on January 1, 2021, we do not expect such costs to recurring.

[l] Reflects the impact of excluding income and expense related to cessation of ICE activities as aforementioned to net loss attributable to non-controlling interest.

[m] Pro forma basic net loss per ordinary share is computed by dividing the pro forma net loss available to ordinary shareholders by the pro forma weighted-average ordinary shares outstanding during the period. Pro forma diluted net loss per ordinary share is calculated by adjusting the pro forma net loss available to ordinary shareholders and the pro forma weighted-average ordinary shares outstanding to give effect to potentially dilutive securities using the if-converted method, as applicable.

(in million, except share and per share amounts)	Year ended December 31, 2021
Basic and diluted net loss per share
Numerator:
Net loss attributable to ordinary shares
Denominator:
Weighted-average ordinary shares prior to this offering
Ordinary shares of common stock sold in this Offering

Pro forma weighted-average ordinary shares outstanding—basic

Pro forma basic and diluted net loss per share attributable to ordinary shares

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are an innovative, full-scale mobility platform focused primarily on designing and manufacturing premium EVs, e-scooters and e-buses. Our initial EV product line is an all-new range of fully-electric A- through E-segment SUVs, the first of which began production in December 2021. We focus strategically and exclusively on EVs and have phased out all remaining ICE product lines over the course of 2022, in order to execute on our vision of creating an e-mobility ecosystem built around customers, community and connectivity, alongside our new vehicle roll-out.

Deliveries of our first fully-electric SUV, the VF e34, began in Vietnam in December 2021. The VF 8 and VF 9, which are now available for reservation in North America and Europe and will be the first fully-electric VinFast SUVs available for purchase in the North American and European markets, were introduced globally at the Los Angeles Auto Show in November 2021, displayed along with our full suite of vehicles at CES in January 2022 the New York Auto Show in April 2022 and the Paris Motor Show in October 2022. Our VF 8 and VF 9 models are fully-electric D-segment and E-segment SUVs, respectively, designed for the global consumer market. We had reservations for approximately 58,000 VF 8 and VF 9 EVs globally as of September 30, 2022, of which approximately 20% were reservations with non-refundable reservation fees and the remainder are cancellable reservations with small refundable reservation fees. We began delivering the VF 8 in September 2022 in Vietnam and shipped the first batch of the VF 8 to the U.S. in November 2022. We expect first deliveries of the VF 8 to be made in the U.S. in December 2022 and in Europe in early 2023 and first deliveries of the VF 9 to be made in the U.S. and Europe in early 2023. We currently offer two trims of the VF 8 and VF 9: Eco and Plus. We plan to introduce new trims for the VF 8 and VF 9 in the next two years to provide a comprehensive and higher-end product offering, focusing on sustainable materials and adding more premium features such as higher-end interior materials, elevated smart features and enhanced ADAS. In addition, we expect to launch the VF 5, VF 6 and VF 7, our A- through C-segment vehicles in 2023. The VF 5 is an A-segment EV SUV for the Vietnam market that offers dynamic youthful styling, targeting first time, budget conscious buyers. The VF 6 is a B-segment EV SUV for the family-oriented driver. The VF 7 is characterized as a driver centric C-segment EV SUV, accentuated by its futuristic styling. For the VF 6 and VF 7, we plan to offer Eco and Plus trims in both Left Hand Drive and Right Hand Drive versions to target international markets.

Key Factors Affecting Our Results of Operations

The key factors that have affected and that we expect will continue to affect our results of operations as we strive to develop a comprehensive full-scale smart mobility platform comprising electric vehicles, e-scooters and e-buses are set out below. The growth and future success of our business will depend on many factors beyond those discussed below, including those in the section of this prospectus titled “Risk Factors.”

•

Ability to Develop and Launch New Offerings. Our growth is dependent on our ability to achieve our vehicle delivery targets, including an ability to attract orders from customers, most of whom will be purchasing a VinFast vehicle for the first time. We were able to start the production of our initial line of ICE vehicles within 21 months from our inception. In order to successfully grow our EV production and sales as we phase out the production of all remaining ICE product lines in the second half of 2022, we must continue to design and produce new and quality EV models that are safe, reliable and incorporate new EV technologies and advanced technological capabilities, such as ADAS and smart infotainment. Our future success will also depend on our ability to further develop and leverage our technology platform through research and development by us, our Vingroup affiliates and our other partnerships in order to deliver driver-friendly applications in our vehicles and ecosystem. It is critical for us to successfully manage production ramp-up and quality control so as to deliver vehicles to customers in adequate volume and quality.

•

Ability to Execute Effective Marketing. The growth of our orders will largely depend on our ability to execute effective marketing initiatives, which in turn depends on prospective customers’ perception of our brand. We plan to raise brand awareness with a significant social media presence, and through traditional advertisements and in-person showrooms that drive customer engagement. Effective marketing can help amplify our efforts in boosting vehicle sales with efficient costs. Our ability to expand our sales network across the globe, price our EVs competitively and adjust our prices effectively are also essential for us in attracting customer orders. We review our pricing strategies and customer incentives based on various factors, including demand for our vehicles. We expect average prices for our vehicles to increase over the long term, based on our assumptions regarding market opportunity, demand for our vehicles, more premium trims, input costs, inflation and other factors. As part of our competitive sales policy, we offer customers the ability to reserve a vehicle by placing a small reservation fee, while offering a free cancelation and full refund policy, which encourages customers to submit orders. In addition, our Battery Subscription Program is intended to supplement our primary model of outright sale of the full chassis and battery and to provide a flexible alternative that makes our EVs accessible at a lower, inclusive price point. However, we currently expect a majority of our sales going forward to be for EVs with batteries included.

•

Ability to Maintain and Improve Operating Efficiency. Our results of operations are affected by our ability to maintain and improve our operating efficiency, as measured by our total operating expenses as a percentage of our revenues. We have been able to realize certain competitive advantages by locating our manufacturing facility in Vietnam, which has favorable export treaties under several free trade agreements that allow us to export EVs with minimal duties. We also exercise direct control over production costs, time to market and product quality at our manufacturing facility. By scaling our business and increasing our sales volumes while controlling our costs, we can improve our margins and achieve profitability as our business matures. We expect our selling and distribution costs and administrative expenses to increase for the foreseeable future as we continue to scale as a company, build out our service and sales operations as well as our showrooms globally. At the same time, we expect our selling and distribution costs and administrative expenses as percentage of revenue to decrease over time due to economies of scale and improving operational efficiency. We believe that expected economies of scale will also enable savings on bills of materials cost to improve over time, which would facilitate our cost of goods sold decreasing as a percentage of revenue, and based on current production volume growth expectations, subject to market opportunities and demand, we expect this would translate to improving margins over time. We currently expect gross profit to improve over time due to, among other things, optimization of bills of materials cost and efficiencies, as we ramp up total production.

•

Ability to Control Production, Distribution and Construction Costs. Our profitability significantly depends on our ability to control our costs of sales, mainly comprised of cost of vehicles sold, which is affected by fluctuations in raw material prices, labor costs, foreign exchange rates and energy costs. As we expand outside of Vietnam, we will also incur significant capital expenditure to fund the expansion of our sales and distribution infrastructure, including the opening of new direct stores across major markets, the construction of a new manufacturing facility in the U.S., and global marketing campaigns to market our products and enhance our brand reputation. We expect our depreciation and amortization expenses to increase (relative to current levels after taking into account the ICE Assets Disposal) for the foreseeable future as our base of depreciable assets increase as we expand our operations, while we will likely incur higher operating and labor costs in connection with the operation of our new manufacturing facility in the U.S. and we expect to continue to incur significant operating expenses for the foreseeable future. To keep pace with ever evolving technologies and maintain the competitiveness of our products, we will incur substantial R&D expenses in the near term to conduct research on and continue developing our ADAS technology, smart services and other EV technologies in addition to improving and upgrading our existing vehicles and developing new models, and we expect our R&D expenses to decrease after the completion of the planned new vehicle introductions.

•

Ability to Develop and Manage a Resilient Supply Chain. Our ability to manufacture vehicles and develop future solutions is dependent on the continued supply of input materials, including metals, battery cells and semiconductors. Fluctuations in the cost of materials, supply interruptions, or material shortages could materially impact our business. We have experienced and may continue to experience cost fluctuations or disruptions in supply of input materials that could impact our financial performance. For example, the recent global semiconductor supply shortage is having wide-ranging effects across the automotive industry, and has impacted our operations and financial performance, along with those of many automotive suppliers and manufacturers that incorporate semiconductors into their products. In addition, following the launch of a military action in Ukraine by Russia in February 2022, commodity prices, including the price of oil, gas, nickel, copper and aluminum, increased. The ongoing military action between Russia and Ukraine, sanctions and other measures imposed against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic by the U.S. and other countries and bodies around the world, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, could result in further significant volatility in commodity prices and supply of raw materials and energy resources.

Key Components of Results of Operations

Revenues

We generate revenues from (i) sales of vehicles, (ii) sales of merchandise, (iii) sales of spare parts and components, (iv) rendering of services and (v) leasing activities. In 2020 and 2021, substantially all of our revenue was generated from our operations in Vietnam.

Sales of vehicles. We began generating revenue from the sale of EVs in December 2021 when we began delivering our first EV model, the VF e34. We have also generated revenue in 2021 from the sale of e-buses.

We have generated revenues from the sale of e-scooters since 2018 and from sales of ICE vehicles since 2019. Notwithstanding our cessation of ICE vehicle production in 2022, our results of operations in 2022 will continue to include the results of our ICE vehicle manufacturing business because we delivered ICE vehicles during the year. For more information, see “Corporate History and Structure — Phase-out of ICE Vehicle Production.”

Our affiliate, Vinhomes, from time to time provides vouchers to Vinhomes’ new customers which may be used towards payment for the purchase of our vehicles as part of certain co-marketing programs that we conduct exclusively in Vietnam. The VinFast vouchers have a face value ranging from VND10 million to VND200 million. When a vehicle is sold and a voucher is applied, we recognize revenue from the sale (including the value of the voucher) and receive a payment from the customer equivalent to the selling price of the vehicle, minus the value of the voucher. Until the time that a voucher is used or expires, it is recorded as a short-term payable to a related party. As of December 31, 2021 and September 30, 2022, we had VND1,502.5 billion ($62.9 million) and VND4,089.9 billion ($171.1 million) in short-term payables to a related party relating to vouchers, respectively. If vouchers expire without being used, certain co-marketing programs require us to refund the value of the unused vouchers to our affiliate, while under other co-marketing programs voucher payments are non-refundable, in which case we recognize other income in respect of the unused and expired voucher. In 2021 and the nine months ended September 30, 2022, we had VND197.8 billion ($8.3 million) and VND48.0 billion ($2.0 million) of other income from unused and expired vouchers that were nonrefundable as most vouchers were used to pay for the purchase of our vehicles.

Sales of merchandise. Revenues from our automobile trading business, whereby we purchased new and used automobiles manufactured by third parties as inventory and resold as a distributor, as well as smartphones. While we expect to continue generating revenue from the sale of used automobiles, we ceased the sale of new automobiles manufactured by third parties in the first quarter of 2021 and the sale of smartphones in fourth quarter of 2021.

Sales of spare parts and components. Revenues from sales of spare parts and components consist of revenue from sales of automobile spare parts and components to other car distributors and end customers, revenue from sales of battery packs installed in our EVs sold in Vietnam and revenue from sales of battery components to VinES. The majority of our EV sales through September 30, 2022 has been sales of VF e34 vehicles in Vietnam. In the first quarter of 2022, we sold all of the battery packs installed in our EVs to VinES, who in turn leased the batteries to the VF e34 purchasers under a battery subscription program that was available up until October 31, 2022 through VinES for the EVs that we sold in Vietnam.

Rendering of services. We generate revenue from providing after-sales services to end customers and other services, including maintenance services for the ICE vehicles that we manufacture and sell and other services.

Leasing activities. We generate revenue from leasing activities, comprising revenue from the leasing of automobiles and e-scooters to our customers and fees generated from the leasing of e-scooter batteries. For our automobile and e-scooter rental program, we charge customers a fixed daily or monthly fee, which varies by the type of vehicle rented.

We also generate revenue from leasing portions of our manufacturing park to captive suppliers that produce vehicle components or parts for our vehicles manufactured on-site. We enter into operating leases with such suppliers which are required to pay three months’ rent upfront as well as a deposit equal to three months’ rent that is maintained throughout the term. We do not expect to generate any revenue from leasing activities following completion of the project transfer to VHIZ JSC as discussed in “Related Party Transactions.”

Cost of Sales

Our cost of sales comprises costs of (i) vehicles sold, (ii) merchandise sold, (iii) spare parts and components sold, (iv) rendering services and (v) leasing activities.

Cost of vehicles sold. Cost of vehicles sold consists of costs of purchasing direct parts and materials, labor costs processing fees related to labor costs, manufacturing overhead (including depreciation of assets associated with the production), reserves for estimated warranty expenses and other production-related expenses. Cost of vehicles sold also includes material price adjustments, compensation due to volume shortfalls, which is compensation for purchasing below our agreed commitment volume, charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and reserves for obsolete inventories.

Cost of merchandise sold. Cost of merchandise sold consists of costs of acquiring automobiles and smartphones that we subsequently resell, including transportation costs (inbound cost), and reserves for estimated warranty expenses.

Cost of spare parts and components sold. Cost of spare parts and components consists of costs of purchasing spare parts that we subsequently resell to customers, and related goods, including transportation costs (inbound cost). It also includes the cost of the battery components sold to VinES and the battery packs installed in our VF e34 vehicles sold in Vietnam which were sold to VinES. VinES in turn leased the batteries to VF e34 purchasers under a battery subscription program that was available up until October 31, 2022 through VinES for the EVs that we sold in Vietnam.

Cost of rendering services. Cost of rendering services consists of materials and labor costs related to maintenance and other services that we provide, charging station costs and the depreciation expenses of the assets used in providing these services.

Cost of leasing activities. Cost of leasing activities consists of the depreciation cost of leased assets, including vehicles, e-scooters, batteries and facilities, such as manufacturing parks. As we have completed the transfer of the Transfer Assets (as defined therein) to VHIZ JSC, we do not expect to generate significant costs from the leasing of manufacturing parks in the future. For more information, see “Related Party Transactions — Asset Transfer to VHIZ JSC.”

Operating Expenses

Our operating expenses consist of (i) research and development costs, (ii) selling and distribution costs, (iii) administrative expenses, (iv) compensation expenses and (v) net other operating (expenses)/income.

Research and development costs. Research and development, or R&D, costs primarily consist of charges for R&D and consulting work performed by third parties; salaries, bonuses and benefits for employees engaged in research, design and development activities; license expenses related to intellectual property for designing and developing cars; and allocated costs, including depreciation and amortization costs and utility fees.

Selling and distribution costs. Selling and distribution costs consist primarily of labor costs for marketing personnel, marketing and advertising expenses, warehouse and showroom rental fees, transportation fees and salaries and other expenses related to sales and marketing personnel, as well as extended warranty expenses for ICE vehicles sold from 2019 up to December 31, 2021. Advertising expenses consist primarily of the cost of our promotional and product marketing activities.

Administrative expenses. Administrative expenses consist primarily of wages and salaries for employees responsible for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions, such as rental fees, transportation fees and internet, phone and electricity fees; technology-related fees, including software subscription and license fees; depreciation and amortization of fixed assets used for administration purpose, such as our office building and office equipment; and expenses for external services such as consulting services.

Compensation expenses. Compensation expenses consist of compensation costs derived from early termination of contracts with suppliers in connection with the planned phase-out of our ICE business. We are currently in the process of negotiation with some of our suppliers to finalize the total amount of compensation. For more information, see “Corporate History and Structure — Phase-out of ICE Vehicle Production.”

Net other operating (expenses)/income. Net other operating expenses consist primarily of gains and losses on disposals of assets, break fees paid to suppliers and other third parties and net foreign exchange gains and losses.

Tax expense

Our tax expense consists primarily of current and deferred portions of income taxes on our taxable revenues from operations, taking into account the effect of preferential tax rates, foreign tax rates differentials, non-deductible interest expenses and other non-deductible expenses, changes in valuation allowance, lease back transactions with VHIZ JSC and revaluations gains or losses on financial instruments to fair value and amortized cost. In the future, we expect to incur tax expenses in jurisdictions outside Vietnam where we expand our operations.

We have benefitted from more favorable tax concessions and benefits in certain jurisdictions. For example, in Vietnam, we are entitled to corporate income tax incentives for investment projects in certain economic zones under Vietnam’s Law on Investment and the Law on Corporate Income Taxes (and its implementing regulation), pursuant to which we are subject to a tax rate of 10% until 2032 (15 years from the date on which we began generating revenue from our manufacturing operations in 2018), in addition to receiving four years of tax holiday starting from the fourth year of operation (2021-2024) and a 50% tax reduction for the following nine years from 2025 to 2033.

Finance income

Our finance income consists primarily of interest income on loan receivables. These loans relate to arrangements between our subsidiaries and our affiliates within Vingroup. A small portion of our finance income is also derived from interest income on sales-type leases that we enter into in the ordinary course of business.

Finance costs

Our finance costs consist primarily of contractual coupons on loans and borrowings, as well as changes in amortized costs of financial instruments measured at amortized cost other than nominal interest.

Investment gain

Our investment gain consists primarily of fair value gain from equity instruments measured at fair value through profit and loss. These equity instruments primarily relate to our investments in Vinhomes and Vingroup.

Share of losses from equity investees

Our share of losses from equity investees relates to (i) a previous car plastic manufacturing joint venture that we fully acquired the remaining equity interest in and converted into a subsidiary which was subsequently merged into VinFast Vietnam in 2021 and (ii) our previous investment in VinFast Lithium Battery Pack Limited Liability Company (“VinFast Lithium”), which we divested in 2021.

Impact of COVID-19

Our business demonstrated resilience and continued growth in 2020 and 2021 despite temporary disruptions during periods of short-term spikes in COVID-19 cases. In 2021, sales of vehicles increased 18% against the preceding year. The resilience of our business over the past two years reflects our successful adoption of new sales methods that prioritize consumer safety, such as our online consultations, offline-to-online shift in sales strategy, test drive at home program and home delivery service. These new sales methods resulted in operational expenses savings in 2021. We have also benefitted from various government support initiatives, including extensions for tax payments (special consumption tax resulting in a lower tax rate in Vietnam), and lower interest rates from commercial banks.

Vietnam has experienced five major waves of COVID-19 infections over 2020 and 2021 across the country: the first in March and April 2020, the second in July and August 2020, the third from January to March 2021, the fourth from May to June 2021, and the fifth in July and August 2021. Each wave resulted in containment, social distancing, lockdown measures, border closures, cancelations of gatherings and events and closures of schools, universities, restaurants, stores and other businesses, nationally or regionally. In turn, these measures caused short-term operational disruptions to our business. For example, during the height of the lockdown, we experienced difficulties hiring foreign workers due to more restrictive government-imposed regulations and policies related to expatriate and foreign worker permitting, and the resulting reluctance on the part of potential or existing employees to travel across borders. In addition, due to government-imposed lockdowns that created work permit issuance and renewal delays at relevant authorities, a small number of our foreign workers located in Vietnam were not able to timely obtain or renew their necessary work permits. We have since obtained or renewed all requisite work permits for these employees. The fourth wave of infection in 2021 also led to delays in planned showroom rollouts and showroom closures in the third quarter of 2021. Nevertheless, 2021 third quarter sales of our three most popular ICE vehicle models, the Fadil, Lux A and Lux SA, were approximately four times higher than our monthly sales average for the year 2020.

As a result, we have experienced disruptions to and delays in our operations, including shortages and delays in the supply of certain parts, including semiconductors and other materials and equipment instrumental to the production of our vehicles. In response, we have adapted various internal designs and processes to mitigate the impact of such disruptions and delays on our production timeline, which has resulted in higher operating costs. For example, we have implemented COVID-19 prevention measures and ensure that all of our employees are fully vaccinated. We have also increasingly adopted automation technologies in our facilities to reduce our reliance on manpower and the risk of production stoppages and delays. Furthermore, in order to prevent supply shortages, we worked closely with our partners to place advance orders for certain key components in 2020 and 2021.

As Vietnam emerged from the pandemic in 2022, re-opened its economy and removed most of its COVID-related restrictions, the pandemic did not have a significant impact on our business or results of operations for the nine months ended September 30, 2022.

Comparability of Results

In January 2022, we announced our strategic decision to cease ICE vehicle production to transform into a pure-play manufacturer of EVs. In early November 2022, we ceased all production of ICE vehicles and completed the ICE Assets Disposal to our affiliate, VIG. Our results of operations for the nine months ended

September 30, 2021 primarily reflect the results of our legacy ICE vehicle manufacturing operations, whereas our results of operations for the nine months ended September 30, 2022 reflect the phasing-out of our legacy

ICE vehicle manufacturing operations, our R&D investment for new EV models and our initial deliveries of the VF e34 and VF 8 in Vietnam. During that period, we also grew our footprint outside of Vietnam and began accepting reservations for the VF 8 and VF 9 in North America and Europe. Accordingly, we believe that our results of operations during these two nine-month periods are not comparable.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2020		2021			2021		2022
	(VND in billions)%		(VND in billions)	(USD in millions)%		(VND in billions)%		(VND in billions)	(USD in millions)%
Revenues
Sales of vehicles	11,771.7	86.0	13,898.6	581.5	86.7	9,550.0	85.4	8,779.7	367.3	83.6
Sales of merchandise	1,436.1	10.5	1,405.4	58.8	8.8	1,122.7	10.0	46.4	1.9	0.4
Sales of spare parts and components	343.0	2.5	538.2	22.5	3.4	356.7	3.2	1,463.6	61.2	13.9
Rendering of services	22.0	0.2	96.6	4.0	0.6	74.5	0.7	159.8	6.7	1.5
Rental income
Revenue from leasing activities	117.5	0.8	89.4	3.7	0.5	74.0	0.7	51.0	2.1	0.5

Revenues	13,690.3	100.0	16,028.2	670.6	100.0	11,177.9	100.0	10,500.5	439.4	100.0
Cost of vehicles sold	(18,618.8)	(136.0)	(23,327.0)	(976.0)	(145.5)	(16,166.9)	(144.6)	(17,485.1)	(731.6)	(166.5)
Cost of merchandise sold	(1,388.8)	(10.1)	(1,398.3)	(58.5)	(8.7)	(1,115.4)	(10.0)	(46.2)	(1.9)	(0.4)
Cost of spare parts and components sold	(234.0)	(1.7)	(437.2)	(18.3)	(2.7)	(292.7)	(2.6)	(1,310.1)	(54.8)	(12.5)
Cost of rendering services	(11.2)	(0.1)	(65.4)	(2.7)	(0.4)	(51.0)	(0.5)	(193.5)	(8.1)	(1.8)
Cost of leasing activities	(132.6)	(1.0)	(56.1)	(2.3)	(0.4)	(40.9)	(0.4)	(42.8)	(1.8)	(0.4)

Cost of sales	(20,385.5)	(148.9)	(25,284.0)	(1,057.9)	(157.7)	(17,666.8)	(158.1)	(19,077.8)	(798.2)	(181.7)
Gross loss	(6,695.1)	(48.9)	(9,255.8)	(387.3)	(57.7)	(6,489.0)	(58.1)	(8,577.3)	(358.9)	(81.7)
Operating expenses:
Research and development costs	(3,929.8)	(28.7)	(9,255.4)	(387.3)	(57.7)	(5,266.5)	(47.1)	(14,041.6)	(587.5)	(133.7)
Selling and distribution costs	(1,346.6)	(9.8)	(2,203.8)	(92.2)	(13.7)	(1,268.4)	(11.3)	(3,361.2)	(140.6)	(32.0)
Administrative expenses	(1,206.5)	(8.8)	(2,424.6)	(101.4)	(15.1)	(1,702.7)	(15.2)	(1,981.2)	(82.9)	(18.9)
Compensation expenses	—	—	(4,340.3)	(181.6)	(27.1)	—	—	—	—	—
Net other operating (expenses)/income	(67.5)	(0.5)	412.5	17.3	2.6	714.0	6.4	(1,475.3)	(61.7)	(14.0)

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2020		2021			2021		2022
	(VND in billions)%		(VND in billions)	(USD in millions)%		(VND in billions)%		(VND in billions)	(USD in millions)%
Operating loss	(13,245.5)	(96.8)	(27,067.4)	(1,132.5)	(168.9)	(14,012.5)	(125.4)	(29,436.5)	(1,231.7)	(280.3)
Finance income	248.7	1.8	446.1	18.7	2.8	376.9	3.4	91.9	3.8	0.9
Finance costs	(4,553.9)	(33.3)	(4,598.2)	(192.4)	(28.7)	(3,182.6)	(28.5)	(5,454.8)	(228.2)	(51.9)
Net (loss)/gain on financial instruments at fair value through profit or loss	(1,494.6)	(10.9)	(1,710.0)	(71.5)	(10.7)	(1,858.3)	(16.6)	1,277.3	53.4	12.2
Investment gain	224.8	1.6	956.6	40.0	6.0	909.5	8.1	—	—	—
Share of losses from equity investees	(42.0)	(0.3)	(36.8)	(1.5)	(0.2)	(35.1)	(0.3)	—	—	—

Loss before income tax expense	(18,862.5)	(137.8)	(32,009.7)	(1,339.3)	(199.7)	(17,802.2)	(159.3)	(33,522.2)	(1,402.6)	(319.2)
Tax expense	(87.8)	(0.6)	(209.2)	(8.8)	(1.3)	(197.9)	(1.8)	(1,013.3)	(42.4)	(9.6)

Net loss for the year/period	(18,950.2)	(138.4)	(32,219.0)	(1,348.1)	(201.0)	(18,000.1)	(161.0)	(34,535.4)	(1,445.0)	(328.9)

Comparison for the Nine Months Ended September 30, 2021 and 2022

Revenues

Our revenues decreased by VND677.4 billion, or 6.1%, to VND10,500.5 billion ($439.4 million) for the nine months ended September 30, 2022 compared to VND11,177.9 billion for the nine months ended September 30, 2021, primarily due to a decrease in revenue from sales of merchandise and vehicles, partially offset by an increase in revenue from sales of spare parts and components, and the rendering of services.

•

Sales of vehicles. Our revenue from sales of vehicles decreased by VND770.4 billion, or 8.1%, to VND8,779.7 billion ($367.3 million) for the nine months ended September 30, 2022 compared to VND9,550.0 billion for the nine months ended September 30, 2021 primarily due to a decrease in ICE vehicle sales volume in Vietnam to approximately 16,800 ICE vehicles for the nine months ended September 30, 2022, from approximately 25,500 ICE vehicles for the nine months ended September 30, 2021 due to our phasing out of production of ICE vehicles in furtherance of our plan to fully transform into a pure EV player. This decrease was partly offset by revenue from initial deliveries of VF e34 and VF 8 vehicles in Vietnam and strong sales of e-motorcycles in connection with the launch of our new models, in particular Klara S2, Feliz S, Tempest and Vento. We sold approximately 18,900 ICE vehicles and EVs and approximately 43,600 e-scooters for the nine months ended September 30, 2022 compared to approximately 25,500 ICE vehicles and EVs and approximately 29,400 e-scooters for the nine months ended September 30, 2021.

•

Sales of merchandise. Our revenue from sales of merchandise decreased by VND1,076.2 billion, or 95.9%, to VND46.4 billion ($1.9 million) for the nine months ended September 30, 2022 compared to VND1,122.7 billion for the nine months ended September 30, 2021. The decrease was primarily due to fewer used vehicles sold as we shifted our business strategy for the vehicle trade-in program in 2022 to only purchasing used VinFast vehicles and no longer purchase used vehicles from other brands. The cessation of sales of smartphones in the U.S. market from the fourth quarter of 2021 also contributed to the decrease in revenue from sales of merchandise for the nine months ended September 30, 2022.

•

Sales of spare parts and components. Our revenue from sales of spare parts and components increased by VND1,106.9 billion, or 310.3%, to VND1,463.6 billion ($61.2 million) for the nine months ended September 30, 2022, compared to VND356.7 billion for the nine months ended September 30, 2021 primarily due to an increase in the volume of spare parts and components sold, for the nine months ended September 30, 2022 as compared to the same period in the prior year. This includes revenue from sales of finished car batteries for the nine months ended September 30, 2022 in the amount of VND503.8 billion ($21.1 million) relating to batteries installed in our VF e34 vehicles sold in Vietnam and revenue from sales of battery components to VinES for the nine months ended September 30, 2022 in the amount of VND386.3 billion ($16.2 million). In the first quarter of 2022, we sold all of the installed batteries to VinES, who in turn leased the batteries to VF e34 purchasers under a battery subscription program that was available up until October 31, 2022 through VinES for the EVs that we sold in Vietnam. We did not record any revenue from sales of finished car batteries in the comparative period as we did not deliver any EVs during that period.

•

Rendering of services. Our revenue from the rendering of services increased by VND85.3 billion, or 114.6%, to VND159.8 billion ($6.7 million) for the nine months ended September 30, 2022 compared to VND74.5 billion for the nine months ended September 30, 2021 mainly due an increase in factory management and operation services provided to Vinsmart Research and Manufacture Joint Stock Company (“Vinsmart”) from January to May 2022, as well as maintenance services provided at our service centers.

•

Revenue from leasing activities. Our revenue from leasing activities decreased by VND23.0 billion, or 31.1%, to VND51.0 billion ($2.1 million) for the nine months ended September 30, 2022 compared to VND74.0 billion for the nine months ended September 30, 2021 primarily attributable to a decrease in revenue from the leasing of cars and e-scooters, which was mainly due to a decline in the number of cars and e-scooters on lease, and a decrease in revenue from the leasing of manufacturing parks as we completed the transfer of such assets to VHIZ JSC in February 2022. See “Related Party Transactions — Asset Transfer to VHIZ JSC.”

Cost of sales

Our cost of sales increased by VND1,410.9 billion, or 8.0%, to VND19,077.8 billion ($798.2 million) for the nine months ended September 30, 2022 compared to VND17,666.8 billion for the nine months ended September 30, 2021, primarily due to an increase in the cost of vehicles, spare parts and components sold.

•

Cost of vehicles sold. Our cost of vehicles sold increased by VND1,318.2 billion, or 8.2%, to VND17,485.1 billion ($731.6 million) for the nine months ended September 30, 2022 compared to VND16,166.9 billion for the nine months ended September 30, 2021, primarily attributable to an increase in the cost of e-scooters sold in line with an increase in e-scooter sales, an increase in depreciation expenses relating to our ICE licenses that were not transferred to VIG, an increase in charges to write-down the carrying value of our inventories in relation to the ICE Production Phase-out, and an increase in charges to write-down the carrying value of our inventories that exceeded its estimated net realizable value attributable to an increase in inventories reserved for EV production and certain promotion programs for VinFast’s customers. This increase was partially offset by a decrease in the total cost of ICE vehicles sold, due to the decrease in ICE vehicle sales volume in furtherance of our plan to fully transform into a pure EV player.

•

Cost of merchandise sold. Our cost of merchandise sold decreased by VND1,069.1 billion, or 95.9%, to VND46.2 billion ($1.9 million) for the nine months ended September 30, 2022 compared to VND1,115.4 billion for the nine months ended September 30, 2021. The decrease was primarily due to a decrease in the cost of used vehicles sold, which was primarily attributable to a decline in the volume of used vehicles sold as we shifted our business strategy for the vehicle trade-in program in 2022 to only purchasing used VinFast vehicles, and a decrease in the cost of smartphones sold as we ceased selling smartphones from the fourth quarter of 2021.

•

Cost of spare parts and components sold. Our cost of spare parts and components sold increased by VND1,017.4 billion, or 347.6%, to VND1,310.1 billion ($54.8 million) for the nine months ended September 30, 2022, compared to VND292.7 billion for the nine months ended September 30, 2021 primarily due to an increase in the volume of battery components and finished batteries sold to VinES for the nine months ended September 30, 2022 as compared to the same period in the prior year.

•

Cost of rendering services. Our cost of rendering services increased by VND142.5 billion, or 279.4%, to VND193.5 billion ($8.1 million) for the nine months ended September 30, 2022 compared to VND51.0 billion for the nine months ended September 30, 2021 primarily due to an increase in factory management and operation services provided to Vinsmart from January to May 2022 and maintenance services provided at our service centers for the nine months ended September 30, 2022 as compared to comparative period.

•

Cost of leasing activities. Our cost of leasing activities slightly increased by VND1.9 billion, or 4.7%, to VND42.8 billion ($1.8 million) for the nine months ended September 30, 2022 compared to VND40.9 billion for the nine months ended September 30, 2021.

Gross loss

For the reasons described above, our gross loss increased by VND2,088.3 billion, or 32.2%, to VND8,577.3 billion ($358.9 million) for the nine months ended September 30, 2022 compared to VND6,489.0 billion for the nine months ended September 30, 2021.

Research and development costs

Our R&D costs increased by VND8,775.1 billion, or 166.6%, to VND14,041.6 billion ($587.5 million) for the nine months ended September 30, 2022 compared to VND5,266.5 billion for the nine months ended September 30, 2021. The increase was primarily due to an increase in R&D costs paid to external suppliers (including taxes on expenses paid out to suppliers) and other costs relating to the expansion of our R&D activities for EVs.

Selling and distribution costs

Our selling and distribution costs increased by VND2,092.8 billion, or 165.0%, to VND3,361.2 billion ($140.6 million) for the nine months ended September 30, 2022 compared to VND1,268.4 billion for the nine months ended September 30, 2021. The increase was primarily due to an increase in labor costs, which was primarily attributable to our efforts to scale up our sales operations in the U.S., Europe and Canada, including the opening of new showrooms, and an increase in our marketing and advertising expenses, which was principally due to our participation in the New York International Auto Show 2022, Consumer Electronic Show 2022 and EVS 35 Oslo, and product showcases in the U.S., Canada and Europe. The selling and distribution costs for the nine months ended September 30, 2022 also included extended warranty expenses for ICE vehicles sold from 2019 up until December 31, 2021.

Administrative expenses

Our administrative expenses increased by VND278.5 billion, or 16.4%, to VND1,981.2 billion ($82.9 million) for the nine months ended September 30, 2022 compared to VND1,702.7 billion for the nine months ended September 30, 2021. The increase was primarily due to an increase in labor costs and an increase in the cost of external services as we expanded our administrative operations within our oversea subsidiaries, while the remaining increase was due to an increase in depreciation and amortization expenses and other costs.

Net other operating (expenses)/income

For the nine months ended September 30, 2022, we recorded net other operating expenses of VND1,475.3 billion ($61.7 million), as compared to net other operating income of VND714.0 billion for the nine months ended September 30, 2021. This increase in net other operating expenses was primarily due to an increase in net foreign exchange losses which was attributable to an adverse change in foreign exchange rates for the nine months ended September 30, 2022.

Operating loss

For the reasons described above, our operating loss increased by VND15,424.0 billion, or 110.1%, to VND29,436.5 billion ($1,231.7 million) for the nine months ended September 30, 2022 compared to VND14,012.5 billion for the nine months ended September 30, 2021.

Finance income

Our finance income decreased by VND285.0 billion, or 75.6%, to VND91.9 billion ($3.8 million) for the nine months ended September 30, 2022 compared to VND376.9 billion for the nine months ended September 30,

2021. This decrease was primarily due to a decrease in interest income on loan receivables attributable to a decline in financing activities between our subsidiaries and our affiliates within Vingroup for the nine months ended September 30, 2022.

Finance costs

Our finance costs increased by VND2,272.2 billion, or 71.4%, to VND5,454.8 billion ($228.2 million) for the nine months ended September 30, 2022 compared to VND3,182.6 billion for the nine months ended September 30, 2021. This increase was primarily due to an increase in our interest-bearing loans and borrowings and an increase in interest expenses due to rising interest rates.

Net gain on financial instruments at fair value through profit or loss

We had net gain on financial instruments at fair value through profit or loss of VND1,277.3 billion ($53.4 million) for the nine months ended September 30, 2022 as compared to net loss on financial instruments at fair value through profit or loss of VND1,858.3 billion for the nine months ended September 30, 2021. This gain was primarily due to changes in the fair value of our cross-currency interest rate swap contracts and changes in the fair value of the financial liabilities in respect of certain deferred preference shares issued by VinFast Vietnam.

Investment gain

We had no investment gain for the nine months ended September 30, 2022 compared to VND909.5 billion for the nine months ended September 30, 2021. During the nine months ended September 30, 2021, the investment gain was primarily attributable to the fair value gain from equity instruments measured at fair value through profit or loss from changes in the prices of the shares of Vinhomes and Vingroup that we held until March 2021. In March 2021, we effected a demerger transaction following which we no longer held those shares.

Share of losses from equity investees

We did not record a share of losses from equity investees for the nine months ended September 30, 2022 compared to VND35.1 billion for the nine months ended September 30, 2021, primarily due to a step-up acquisition of an equity investee to our subsidiary, which was subsequently merged into us, and our disposal of the remaining equity investee in 2021.

Tax expense

Our tax expenses increased by VND815.3 billion, or 411.9%, to VND1,013.3 billion ($42.4 million) for the nine months ended September 30, 2022 compared to VND197.9 billion the nine months ended September 30, 2021. This increase was primarily due to an increase in deferred tax expenses incurred in connection with our lease back of the automobile manufacturing plant and the related infrastructure transferred to VHIZ JSC and the realization of deferred tax liabilities in 2020 arising from a fair value gain on cross-currency interest rate swap contracts, partially offset by a decrease in deferred tax expenses that was largely attributable to investment gains recorded for the nine months ended September 30, 2021 from changes in the prices of the shares of Vinhomes and Vingroup (as described above) and a decrease in income tax expenses attributable to a decrease in our taxable profit in certain subsidiaries for the nine months ended September 30, 2022.

Net loss for the period

For the reasons described above, our net loss for the year increased by VND16,535.3 billion, or 91.9%, to VND34,535.4 billion ($1,445.0 million) for the nine months ended September 30, 2022 compared to VND18,000.1 billion for the nine months ended September 30, 2021.

Comparison of the Years Ended December 31, 2020 and 2021

Revenues

Our revenues increased by VND2,337.8 billion, or 17.1%, to VND16,028.2 billion ($670.6 million) for the year ended December 31, 2021 compared to VND13,690.3 billion for the year ended December 31, 2020, primarily due to an increase in revenue from sales of vehicles.

•

Sales of vehicles. Our revenue from sales of vehicles increased by VND2,126.9 billion, or 18.1%, to VND13,898.6 billion ($581.5 million) for the year ended December 31, 2021 compared to VND11,771.7 billion for the year ended December 31, 2020 due to an increase in ICE vehicles sales volume in Vietnam. We sold approximately 35,600 ICE vehicles and approximately 41,900 e-scooters in 2021 compared to approximately 24,200 ICE vehicles and approximately 32,800 e-scooters in 2020. In our car business, we experienced strong demand in 2021 for the Fadil, our A-segment model, and the Lux A and Lux SA, our D- and E-segment models, driven by our successful marketing initiatives, including Vingroup ecosystem voucher programs and flexible promotion programs. In our e-scooter business, we experienced strong demand in 2021 for our new models, the Klara A2 and Feliz, due to strong sales generation from our voucher programs and e-commerce sales on third-party platforms.

•

Sales of merchandise. Our revenue from sales of merchandise decreased by VND30.7 billion, or 2.1%, to VND1,405.4 billion ($58.8 million) for the year ended December 31, 2021 compared to VND1,436.1 billion for the year ended December 31, 2020. The decrease was due to the cessation of our automobile trading business from the beginning of 2021 and fewer used vehicles sold, which was partially offset by an increase in revenue from the sale of smartphones. We subsequently ceased the sale of smartphones in the fourth quarter of 2021.

•

Sales of spare parts and components. Our revenue from sales of spare parts and components increased by VND195.2 billion, or 56.9%, to VND538.2 billion ($22.5 million) for the year ended December 31, 2021, compared to VND343.0 billion for the year ended December 31, 2020 due to an increase in the volume of spare parts and components sold in 2021 as compared to the prior year, which was primarily attributable to an increase in the sales of our vehicles.

•

Rendering of services. Our revenue from the rendering of services increased by VND74.6 billion to VND96.6 billion ($4.0 million) for the year ended December 31, 2021 compared to VND22.0 billion for the year ended December 31, 2020 mainly due to an increase in maintenance services provided at our service centers.

•

Revenue from leasing activities. Our revenue from leasing activities decreased by VND28.1 billion, or 23.9%, to VND89.4 billion ($3.7 million) for the year ended December 31, 2021 compared to VND117.5 billion for the year ended December 31, 2020 due to a VND37.9 billion decrease in revenue from the leasing of cars, e-scooters and batteries, which was primarily attributable to a decline in the number of e-scooters on lease. This decrease was partially offset by a VND9.8 billion increase in revenue from real estate leasing activities.

Cost of sales

Our cost of sales increased by VND4,898.5 billion, or 24.0%, to VND25,284.0 billion ($1,057.9 million) for the year ended December 31, 2021 compared to VND20,385.5 billion for the year ended December 31, 2020, primarily due to an increase in the cost of vehicles sold.

•

Cost of vehicles sold. Our cost of vehicles sold increased by VND4,708.1 billion, or 25.3%, to VND23,327.0 billion ($976.0 million) for the year ended December 31, 2021 compared to VND18,618.8 billion for the year ended December 31, 2020 primarily due to the increase in the sales volumes of vehicles that we sold in 2021. Our cost of vehicles sold as a percentage of revenue from sales of vehicles increased year-on-year mainly due to promotional activities in 2021 which led to lower average selling prices in 2021 as compared to 2020.

•

Cost of merchandise sold. Our cost of merchandise sold increased slightly by VND9.5 billion, or 0.7%, to VND1,398.3 billion ($58.5 million) for the year ended December 31, 2021 compared to VND1,388.8 billion for the year ended December 31, 2020. The marginal increase was due to a VND851.2 billion increase in the cost of smartphones sold in line with the increase in the number of smartphones sold during the year. This increase was partially offset by a VND760.7 billion decrease in the cost relating to our automobile trading business, which was attributable to our discontinuation of that business in 2021, and a VND81.0 billion decrease in cost of used vehicles sold, which was primarily attributable to a decline in the volume of used vehicles sold.

•

Cost of spare parts and components sold. Our cost of spare parts and components sold increased by VND203.2 billion, or 86.8%, to VND437.2 billion ($18.3 million) for the year ended December 31, 2021, compared to VND234.0 billion for the year ended December 31, 2020 primarily due to an increase in the volume of spare parts and components sold during the year.

•

Cost of rendering services. Our cost of rendering services increased by VND54.2 billion to VND65.4 billion ($2.7 million) for the year ended December 31, 2021 compared to VND11.2 billion for the year ended December 31, 2020 due to an increase in maintenance services and other services rendered in 2021 as compared to 2020.

•

Cost of leasing activities. Our cost of leasing activities decreased by VND76.5 billion, or 57.7%, to VND56.1 billion ($2.3 million) for the year ended December 31, 2021 compared to VND132.6 billion for the year ended December 31, 2020 primarily due to a decrease in the number of e-scooters on lease.

Gross loss

For the reasons described above, our gross loss increased by VND2,560.6 billion, or 38.2%, to VND9,255.8 billion ($387.3 million) for the year ended December 31, 2021 compared to VND6,695.1 billion for the year ended December 31, 2020.

Research and development costs

Our R&D costs increased by VND5,325.6 billion, or 135.5%, to VND9,255.4 billion ($387.3 million) for the year ended December 31, 2021 compared to VND3,929.8 billion for the year ended December 31, 2020. The increase was primarily due to a VND5,073.9 billion increase in R&D costs paid to external suppliers (including taxes on expenses paid out to suppliers) and a VND251.7 billion increase in in-house salaries and other costs, which was primarily attributable to the expansion of our R&D activities for EVs.

Selling and distribution costs

Our selling and distribution costs increased by VND857.3 billion, or 63.7%, to VND2,203.8 billion ($92.2 million) for the year ended December 31, 2021 compared to VND1,346.6 billion for the year ended December 31, 2020. The increase was primarily due to a VND347.3 billion increase in labor costs, which was primarily attributable to our efforts to scale up our sales operations in the U.S., Europe and Canada, and a VND334.5 billion increase in our marketing and advertising expenses, which was principally due to our participation in the 2021 Los Angeles Auto Show and CES to introduce our products. The remaining increase is attributable to an increase in rental, depreciation and amortization and other costs.

Administrative expenses

Our administrative expenses increased by VND1,218.0 billion, or 101.0%, to VND2,424.6 billion ($101.4 million) for the year ended December 31, 2021 compared to VND1,206.5 billion for the year ended December 31, 2020. The increase was primarily due to a VND172.1 billion increase in labor costs and a VND476.1 billion increase in the cost of external services as we expanded our administrative operations within our overseas subsidiaries. The remaining increase was attributable to an increase in depreciation and amortization expenses and other costs.

Compensation expenses

We recorded compensation expenses of VND4,340.3 billion ($181.6 million) for the year ended December 31, 2021 as we estimated and made provisions for the compensation costs to be paid to certain of the suppliers of our ICE business for the early termination of our contracts with them in connection with the planned phase-out of our ICE business. We remain in discussion with some of these suppliers to finalize the total amount of compensation payable. For more information, see “Corporate History and Structure — Phase-out of ICE Vehicle Production.”

Net other operating (expenses)/income

In the year ended December 31, 2021, we recorded net other operating income of VND412.5 billion ($17.3 million), as compared to net other operating expenses of VND67.5 billion in the year ended December 31, 2020. This increase was primarily due to a VND369.5 billion increase in net foreign exchange gains (being foreign exchange gains less foreign exchange losses), which was attributable to a favorable change in foreign exchange rates in 2021, and a VND211.5 billion increase in other operating income, which was primarily attributable to VND197.8 billion of income recognized on vouchers issued to customers that expired in 2021. The increase was partially offset by an increase in loss from disposal of long-lived assets of VND113.4 billion ($4.7 million) in the year ended December 31, 2021 in relation to the disposal of certain production equipment and other assets that had carrying values that exceeded their selling prices on the disposal date.

Operating loss

For the reasons described above, our operating loss increased by VND13,821.9 billion, or 104.4%, to VND27,067.4 billion ($1,132.5 million) for the year December 31, 2021 compared to VND13,245.5 billion for the year ended December 31, 2020.

Finance income

Our finance income increased by VND197.4 billion, or 79.4%, to VND446.1 billion ($18.7 million) for the year ended December 31, 2021 compared to VND248.7 billion for the year ended December 31, 2020. This increase was primarily due to a VND199.5 billion increase in interest income on loan receivables attributable to an increase in financing activities and arrangements between our subsidiaries and our affiliates within Vingroup in 2021.

Finance costs

Our finance costs increased by VND44.3 billion, or 1.0%, to VND4,598.2 billion ($192.4 million) for the year ended December 31, 2021 compared to VND4,553.9 billion for the year ended December 31, 2020. This marginal increase was primarily due to a VND303.9 billion increase in change in amortized costs of financial instruments measured at amortized cost other than nominal interest, largely relating to a VND292.5 billion increase in amortized costs from upfront payments made on a business cooperation contract with an affiliate starting in September 2020. The increase was partially offset by a decrease in contractual coupons on loans and borrowings of VND259.6 billion ($10.9 million) in the year ended December 31, 2021 primarily due to a decrease in our weighted average interest rate compared to 2020 and the higher amount of capitalization of financing costs relating to our property, plant and equipment.

Net loss on financial instruments at fair value through profit or loss

Our net loss on financial instruments at fair value through profit or loss increased by VND215.4 billion, or 14.4%, to VND1,710.0 billion ($71.5 million) for the year ended December 31, 2021 compared to VND1,494.6 billion for the year ended December 31, 2020. This increase was primarily due to unfavorable changes in the fair value of our cross-currency interest rate swap contracts.

Investment gain

Our investment gain increased by VND731.8 billion, or 325.5%, to VND956.6 billion ($40.0 million) for the year ended December 31, 2021 compared to VND224.8 billion for the year ended December 31, 2020. This increase was primarily due to a VND655.0 billion increase in fair value gain from equity instruments measured at fair value through profit or loss that is attributable to an increase in the quoted price of the common stock of Vinhomes, which resulted in a VND781.3 billion increase in investment gain. This increase was partially offset by a VND126.3 billion decrease in the quoted price of the common stock of Vingroup due to fluctuations in its stock price.

Share of losses from equity investees

Our share of losses from equity investees decreased by VND5.2 billion, or 12.4%, to VND36.8 billion ($1.5 million) for the year ended December 31, 2021 compared to VND42.0 billion for the year ended December 31, 2020. This decrease was primarily due to a step-up acquisition of an equity investee which became our subsidiary and was subsequently merged into us and our disposal of the remaining investee in 2021.

Tax expense

Our tax expenses increased by VND121.5 billion, or 138.4%, to VND209.2 billion ($8.8 million) for the year ended December 31, 2021 compared to VND87.8 billion for the year ended December 31, 2020. This increase was primarily due to a VND44.5 billion increase in current income tax expense attributable to an increase in taxable profits from some of our subsidiaries in 2021 and a VND77.0 billion increase in deferred income tax expense primarily attributable to a VND143.6 billion increase from investment gains from changes in the price of common stock of Vinhomes and Vingroup. This increase was partially offset by a VND57.2 billion decrease from a realization of deferred tax liabilities arising in 2020 from a fair value gain on cross-currency interest rate swap contracts.

Net loss for the year

For the reasons described above, our net loss for the year increased by VND13,268.7 billion, or 70.0%, to VND32,219.0 billion ($1,348.1 million) for the year ended December 31, 2021 compared to VND18,950.2 billion for the year ended December 31, 2020.

Liquidity and Capital Resources

We have had negative net cash flows from operating activities and expect our cash flows to remain negative at least for the near term as we scale and ramp up production and sales of our vehicles, establish our manufacturing operations and expand our marketing, sales and service network in our target markets outside of Vietnam. Since our inception, we have financed our operations primarily though debt and equity financing activities, including support from our parent company, Vingroup, for borrowings, corporate loan guarantees, and capital contribution.

We had net losses of VND18,950.2 billion and VND32,219.0 billion ($1,348.1 million) in 2020 and 2021, respectively. We had net losses for the period of VND18,000.1 billion and VND34,535.4 billion ($1,445.0 million) for the nine months ended September 30, 2021 and 2022, respectively. We had net cash flows used in operating activities of VND9,349.2 billion and VND28,969.1 billion ($1,212.1 million) in 2020 and 2021, respectively. We had net cash flows used in operating activities of VND22,661.4 billion and VND25,528.8 billion ($1,068.1 million) for the nine months ended September 30, 2021 and 2022, respectively. We expect to continue to incur operating and net losses in the near term as we scale the production of our VF e34 (C-segment), VF 5 (A-segment), VF 6 (B-segment), VF 7 (C-segment), VF 8 (D-segment) and VF 9 (E-segment) vehicles, establish our manufacturing operations and expand our marketing, sales and service network in our target markets outside of Vietnam. In addition, we had total current liabilities of VND87,305.3 billion ($3,652.9 million) and VND126,989.4 billion ($5,313.4 million) and accumulated losses of VND77,416.9 billion ($3,239.2 million) and VND111,915.0 billion ($4,682.6 million) as of December 31, 2021 and September 30, 2022, respectively.

As of December 31, 2021 and September 30, 2022, we had cash and cash equivalents of VND3,024.9 billion ($126.6 million) and VND1,854.6 billion ($77.6 million), respectively. We hold and maintain cash and cash equivalents taking into account our current business plans, expected monthly cash flows from operations and expected monthly cash outlays on a monthly basis. Cash equivalents as of December 31, 2021 were held in financial institutions on short-term deposit with an original maturity ranging from seven to 10 days.

As of December 31, 2021 and September 30, 2022, we had VND7,497.5 billion ($313.7 million) and VND3,182.0 billion ($133.1 million) of undrawn lines of credit for short-term financing under our existing credit facilities, respectively, and VND3,024.9 billion ($126.6 million) and VND1,854.6 billion ($77.6 million) in cash and cash equivalents, respectively, of which 41.0% and 12.5% was held in Vietnamese Dong and the remaining 59.0% and 87.5% were held in foreign currencies, such as U.S. dollars, euros, Australian dollars, Canadian dollars and Singapore dollars. Our primary requirements for liquidity are to finance working capital, capital expenditures and general corporate purposes. See “Description of Certain Indebtedness.”

Our capital expenditures (which are our purchases of property, plant and equipment and intangible assets) paid during the years ended December 31, 2020 and 2021 and the nine months ended September 30, 2021 and 2022 were VND9,672.2 billion, VND6,007.9 billion ($251.4 million), VND4,142.2 billion and VND12,674.4 billion ($530.3 million), respectively. In 2020, our capital expenditures primarily consisted of purchases of machinery and equipment and construction of building and structures for the Hai Phong facility. In 2021, our capital expenditures primarily comprised the purchase of machineries and equipment for our EV projects. For the nine months ended September 30, 2022, our capital expenditures primarily consisted of purchases of machineries and equipment for our EV projects, construction of showrooms and charging stations at target markets and construction of the factory in the U.S. As of September 30, 2022, we had committed capital expenditures of VND13,667.7 billion ($571.9 million), which was primarily related to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance and construction of factories, showrooms and charging stations.

In addition to opening showrooms that are fully owned by us, we plan to roll out showrooms in collaboration with our dealers to reduce our capital expenditures. Subject to market opportunities, demand and availability of financing, we currently anticipate our cumulative spending on capital expenditures in 2023 and 2024 to be approximately $3.0 billion to support our production capacity expansion in both Vietnam and the U.S., showroom roll-out, our Battery Subscription Program, and other items. The capital expenditure for batteries will depend on the take up rate of our Battery Subscription Program. In the medium-term, we expect to continue to invest in our distribution and manufacturing capacities. We expect to finance our capital expenditures through a combination of debt and equity financing, which may include such financing from our major shareholders and affiliates. We expect that our working capital needs to continue to increase in the short- to medium-term to support the growth of our company.

In 2022, we entered into a series of agreements with North Carolina state authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. We expect our capital expenditures for the development of phase 1 of this manufacturing center will be approximately $1.4 billion, of which approximately $86.5 million has been incurred and recorded as construction in progress as of September 30, 2022. Such estimate remains subject to market opportunities, demand and availability of financing. Our investments in the center to date have been financed through shareholder loans. Our funding sources for our future capital requirements for the center’s development may include further loans from our major shareholders and affiliates as well as other debt and equity financing.

We believe that our existing loans and borrowings and the net proceeds we expect to receive from this offering, including through the Reinvestment Agreement, together with our cash on hand and expected financial support from Vingroup, will be sufficient to meet our working capital requirements and committed capital expenditures for at least the next 12 months. We expect to require significant external debt and/or equity financing in the future and intend to access both public and private markets for such financing to complete our manufacturing infrastructure investments, including the construction of our North Carolina manufacturing center, and to fund our expected growth plans. The sale of additional equity would result in dilution to our shareholders. The incurrence of debt financing would result in debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that are more restrictive than those contained in our existing loans and borrowings. See also “Risk Factors — Risks Related to Relationship with Vingroup — We have relied on Vingroup for financial support and are dependent on Vingroup affiliates for key aspects of our business. Accordingly, we have engaged in various related party transactions with Vingroup, and any potential conflicts of interest could have an adverse effect on our business and results of operations. Due to our close association with Vingroup and its affiliates, we could also be impacted by matters affecting their reputation, including litigation, regulatory or other matters” and “Risk Factors — Risks Relating to Our Business and Industry — We will require significant additional capital to support business growth. We expect to fund our capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in our company.” In addition, our future capital requirements and results of operations may vary materially from those currently planned and will depend on many factors, including the timing of new products and services introductions, market acceptance of our offerings, the expansion of manufacturing activities, the extent of spending on R&D efforts and other growth initiatives and overall economic conditions.

The following table presents summary cash flows information for the periods presented:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2020	2021		2021	2022
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	VND (in billions)	USD (in millions)
Net cash flows used in operating activities	(9,349.2)	(28,969.1)	(1,212.1)	(22,661.4)	(25,528.8)	(1,068.1)
Net cash flows (used in)/from investing activities	(1,839.0)	2,420.1	101.3	2,797.2	(11,102.5)	(464.5)
Net cash flows from financing activities	10,453.8	28,855.2	1,207.3	21,405.6	35,452.7	1,483.4
Net (decrease)/increase in cash and cash equivalents	(734.4)	2,306.2	96.5	1,541.4	(1,178.6)	(49.3)
Cash and cash equivalents at the end of the year/period	827.7	3,024.9	126.6	2,277.9	1,854.6	77.6

Net cash flows used in operating activities

Net cash flows used in operating activities for the nine months ended September 30, 2022 were VND25,528.8 billion ($1,068.1 million). The difference between our net cash flows used in operating activities and our net loss for the period of VND34,535.4 billion ($1,445.0 million) for the nine months ended September 30, 2022 was primarily the result of adjustments for the following items: VND4,287.3 billion ($179.4 million) of provision related to purchase commitment, compensation expenses, assurance-type warranties and write-downs of inventories, VND2,930.2 billion ($122.6 million) of depreciation of property, plant and equipment, VND2,141.1 billion ($89.6 million) of amortization of intangible assets, VND1,453.9 billion ($60.8 million) of unrealized foreign exchange losses and VND1,450.5 billion ($60.7 million) of change in amortized costs of financial instruments measured at amortized cost other than nominal interest. Net cash flows used in operating activities for the nine months ended September 30, 2022 also reflected a VND3,656.1 billion ($153.0 million) increase in working capital, primarily attributable to an increase in inventories of VND9,516.7 billion ($398.2 million) largely due to our reservation of raw materials for EV production in the fourth quarter of 2022 and the beginning of 2023 and an increase in trade and other receivables of VND3,586.0 billion ($150.0 million) largely due to our advances to suppliers for the purchase of materials and R&D costs of our EV projects. This increase was partially offset by an increase in trade and other payables of VND9,798.7 billion ($410.0 million) due to an increase in our payables to suppliers of EV supplies and raw materials.

Net cash flows used in operating activities for the nine months ended September 30, 2021 were VND22,661.4 billion. The difference between our net cash flows used in operating activities and our net loss for the period of VND18,000.1 billion for the nine months ended September 30, 2021 was primarily the result of adjustments for the following items: VND2,877.3 billion of depreciation of property, plant and equipment, VND1,958.4 billion of provision related to purchase commitment, assurance-type warranties and write-downs of inventories and VND1,858.3 billion of net losses on financial instruments at fair value through profit or loss, partially offset by VND909.5 billion of investment gain. Net cash flows used in operating activities for the nine months ended September 30, 2021 also reflected a VND12,162.2 billion increase in working capital, primarily attributable to an increase in trade and other receivables of VND6,651.9 billion largely due to our advances to suppliers for the purchase of materials and an increase in inventories of VND5,209.4 largely due to our reservation of raw materials for ICE production in the fourth quarter of 2021 and the beginning of 2022.

Net cash flows used in operating activities in 2021 were VND28,969.1 billion ($1,212.1 million). The difference between our net cash flows used in operating activities and our net loss for the year of VND32,219.0 billion ($1,348.1 million) for the year ended December 31, 2021 was primarily the result of adjustments for the following items: VND6,513.5 billion ($272.5 million) of provision related to purchase commitment, compensation expenses, assurance-type warranties and write-downs of inventories, VND3,981.4 billion ($166.6 million) of depreciation of property, plant and equipment, VND897.6 billion ($37.6 million) of amortization of intangible assets, VND1,710.0 billion ($71.5 million) of net loss on financial instruments at fair value through profit or loss and VND1,156.1 billion ($48.4 million) of change in amortized costs of financial instruments measured at amortized cost other than nominal interest, partially offset by VND956.6 billion ($40.0 million) of investment gain. Net cash flows used in operating activities also reflected a VND10,561.6 billion ($441.9 million) increase in working capital, primarily attributable to an increase in trade and other receivables of VND7,406.1 billion ($309.9 million), primarily due to an increase in our advances to suppliers for the purchase of materials and R&D costs of EV projects, and an increase in inventories of VND3,857.7 billion ($161.4 million) primary due to our reservation of raw materials for EV production in 2022. This increase was partially offset by a VND760.1 billion ($31.8 million) increase in trade and other payables due to an increase in our payables to suppliers of EV supplies and raw materials.

Net cash flows used in operating activities in 2020 were VND9,349.2 billion. The difference between our net cash flows used in operating activities and our net loss for the year of VND18,950.2 billion for the year ended December 31, 2020 was primarily the result of adjustments for the following items: VND3,568.8 billion of depreciation of property, plant and equipment, VND720.5 billion of amortization of intangible assets, VND2,504.7 billion of provision related to purchase commitment, assurance-type warranties and write-downs of inventories and VND1,494.6 billion of net losses on financial instruments at fair value through profit or loss. Net cash flows used in operating activities also reflect a VND567.2 billion decrease in working capital, primarily attributable to a VND4,075.3 billion decrease in inventories related to vehicles sold due to improved raw materials inventory management, partially offset by a VND2,940.2 billion decrease in trade and other payables primarily due to the decrease in inventories.

Net cash flows used in/from investing activities

Net cash flows used in investing activities for the nine months ended September 30, 2022 were VND11,102.5 billion ($464.5 million), consisting primarily of purchase of property, plant and equipment, and intangible assets, such as machineries and equipment for EV projects, construction of showrooms and charging stations at target markets and construction of the factory in the U.S. of VND12,674.4 billion ($530.3 million), in addition to our repayment under a business investment and cooperation contract (“BCC”) in an amount equal to the capital contribution received from VHIZ JSC net of the consideration for the transfer of various infrastructural assets to VHIZ JSC in the amount of VND968.8 billion ($40.5 million), partially offset by the collection of loans of VND1,017.9 billion ($42.6 million) relating to loan receivables from related parties.

Net cash flows from investing activities for the nine months ended September 30, 2021 were VND2,797.2 billion, consisting primarily of the collection of loans of VND9,766.8 billion relating to collection of loans from related parties, partially offset by purchase of property, plant and equipment and intangible assets, such as machineries and equipment for EV projects and the supplier park in our Hai Phong facility, of VND4,142.2 billion and disbursement of loans to related parties of VND3,202.7 billion.

Net cash flows from investing activities in 2021 were VND2,420.1 billion ($101.3 million), consisting primarily of net collection of loans of VND7,835.5 billion ($327.8 million) (equal to the collection of loans minus the disbursement of loans) related to loan receivables from related parties, partially offset by the purchase of property, plant and equipment and intangible assets, such as machineries and equipment for EV projects and the supplier park in our Hai Phong facility, of VND6,007.9 billion ($251.4 million).

Net cash flows used in investing activities in 2020 were VND1,839.0 billion, consisting primarily of the disbursement of loans of VND10,353.0 billion and purchase of property, plant and equipment and intangible assets, such as Lang Lang Proving Ground (Australia), supplier park and machineries and equipment for ICE projects, of VND9,672.2 billion, partially offset by a VND17,005.0 billion deposit received under a BCC related to the transfer of various infrastructural assets to VHIZ JSC.

Net cash flows from financing activities

Net cash flows from financing activities for the nine months ended September 30, 2022 were VND35,452.7 billion ($1,483.4 million), consisting of proceeds from borrowings of VND53,244.3 billion ($2,227.8 million), capital contribution from owners of VND6,000.0 billion ($251.0 million) for the financing of our business operations (which includes repayment of borrowings and to fund our capital and revenue expenditures) and deemed distribution contribution from owners of VND646.7 billion ($27.1 million), which were partially offset by our repayment of borrowings of VND24,438.2 billion ($1,022.5 million) related to syndicated loans and loans from commercial banks and related parties.

Net cash flows from financing activities for the nine months ended September 30, 2021 were VND21,405.6 billion, primarily consisting of proceeds from borrowings of VND26,989.4 billion and capital contribution from owners of VND6,029.2 billion for the financing of our business operations (which includes repayment of borrowings and to fund our capital and revenue expenditures), which were partially offset by our repayment of borrowings of VND11,575.9 billion related to syndicated loans and loans from commercial banks and related parties.

Net cash flows from financing activities in 2021 were VND28,855.2 billion ($1,207.3 million), primarily consisting of proceeds from borrowings of VND38,042.8 billion ($1,591.8 million) and capital contribution from owners of VND9,988.5 billion ($417.9 million) for the financing of our business operations (which includes repayment of borrowings and to fund our capital and revenue expenditures), which were partially offset by our repayment of borrowings of VND18,677.2 billion ($781.5 million) related to syndicated loans and loans from commercial banks and related parties.

Net cash flows from financing activities in 2020 were VND10,453.8 billion, consisting of proceeds from borrowings of VND19,904.9 billion and capital contribution from owners of VND9,862.1 billion for the financing of our business operations (which includes repayment of borrowings and to fund our capital and revenue expenditures), which were partially offset by our repayment of borrowings of VND19,313.2 billion related to syndicated loans and loans from commercial banks and related parties.

Contractual Obligations

We have signed contracts related to the purchase and installation of machinery and equipment, information technology systems and the deployment of site clearance, direct costs to acquire land, construction of factories, showrooms, charging stations and development of products. The estimated committed amount under these contracts was VND14,588.4 billion ($610.4 million) and VND19,228.5 billion ($804.5 million), as of December 31, 2021 and September 30, 2022, respectively, most of which we expect to be payable through the end of 2023.

In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. Commissioning of the facility is targeted for the second half of 2024. We expect our capital expenditures for the development of phase 1 of this manufacturing center will be approximately $1.4 billion, of which approximately $86.5 million has been incurred and recorded as construction in progress as of September 30, 2022. Such estimate remains subject to market opportunities, demand and availability of financing. Our investments in the center to date have been financed through shareholder loans. Our funding sources for our future capital requirements for the center’s development may include further loans from our major shareholders and affiliates as well as other debt and equity financing.

We have signed contracts with certain suppliers, pursuant to which we have agreed to a minimum purchase volume. In case of a purchase shortfall, such suppliers shall have the right to revise the price quota and component pricing or require us to compensate them for the shortfall.

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2021 and September 30, 2022, we had bank guarantees of VND201.4 billion ($8.4 million) and VND189.1 billion ($7.9 million), respectively, and drawn lines of credit of VND214.7 billion ($9.0 million) and VND48.9 billion ($2.0 million), respectively. The bank guarantees and letters of credit are used in purchase of machinery and equipment for our ordinary course operations.

Except as disclosed above, as of September 30, 2022, we did not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in accordance with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Our management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates. The critical accounting policies and estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue recognition

Sales of vehicles (automobiles, e-scooters)

We identify the individuals and distributors who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by us. Proceeds from customers are recognized in revenue at the point in time when control of the vehicles is transferred to the customers, usually upon the delivery of the vehicles. From January 2022 onwards, we provide extended warranty in addition to the standard manufacturer’s warranty for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer. See “— Warranty provisions.”

Contracts with customers may include multiple performance obligations. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. We generally determine standalone selling prices based on observable price of the goods and services (i.e. actual selling prices charged to customers for EVs). If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration that we expect to receive in exchange for transferring the promised goods or services to the customer (i.e. cost plus expected margin). Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact revenue recognition. As for the extended warranty, we will recognize the deferred revenue over time based on a straight-line method initially, and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

Exchange of used automobiles

We receive used automobiles from certain customers in exchange for new automobiles. The fair value of such non-cash consideration received from the customers is used as part of consideration and is offset with the transaction price of new automobiles and measured when we obtain control of the used automobiles.

We estimate the fair value of the non-cash consideration by reference to its market price. If the fair value cannot be reasonably estimated, the non-cash consideration is measured indirectly by reference to the stand-alone selling price of the used automobiles sold by us.

Interest support program

We offer an interest support program for customers who pay in installments for the products using bank loans. We pay the interest payable on the loans directly to the banks for a period up to 24 months. The amount payable by us to the bank under the interest support program is treated as consideration payable to customer and deducted against revenue.

Sales of merchandise (automobiles, smartphones)

Proceeds from sales of automobiles and smartphones previously acquired for resale purpose are recognized in revenue upon transfer of control of the merchandise to the customer and the related merchandise carrying value in inventory is recognized in cost of sales.

Under contracts for sale of smartphones, the customer has the right to return defect products for cash refund. We use the most likely amount method to estimate the variable consideration arising from rights of return. As at the reporting date, management assesses that the right of return is unlikely to be exercised by the customers and thus no corresponding adjustments for right of return is recognized in the consolidated financial statements.

Sales of spare parts and components

Proceeds from sales of spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the good is transferred to the distributor or the customer, usually upon the delivery of the spare parts and components.

Rendering of services

Revenue from rendering of maintenance services is recognized over time based on the level of work completion when the outcome of all contracts can be reasonably ascertained.

Contract balances under ASC 606

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before we transfer the related goods or services. Contract liabilities are recognized as revenue when we perform under the contract (i.e., transfers control of the related goods or services to the customer).

Warranty provisions

We provide a standard manufacturer’s warranty on all new vehicles at the time of vehicle sale. We accrue a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and average costs of future claims. Warranty cost is recorded as a component of cost of sale in the consolidated statements of operations. We re-evaluate the adequacy of the warranty accrual on a regular basis.

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs. However, because we only commenced volume production of VinFast vehicles in June 2019, management’s experience with warranty claims regarding vehicles or with estimating warranty reserves is limited. We could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our financial condition, results of operations, and prospects.

Fair value measurement

We apply ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2-Includes other inputs that are directly or indirectly observable in the marketplace.

•	Level 3-Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments include cash and cash equivalents, trade receivables, certain other receivables, short-term derivative assets, other investments, long-term derivative assets, amounts due from related parties, certain other non-current assets, accounts payable, accruals, short-term derivative liabilities, short-term loans, long-term borrowings, long-term derivative liabilities, amounts due to related parties, and certain other current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of long-term borrowings approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

For fair value measurements categorized within Level 3 of the fair value hierarchy, we use its valuation processes to decide its valuation policies and procedures and analyze changes in fair value measurements from period to period. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting.

Impairment of long-lived assets

We evaluate our long-lived assets, including fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value.

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment are calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and structures	3 – 49 years
Machinery and equipment	3 – 25 years
Vehicles	5 – 12 years
Office equipment	3 – 10 years

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal (i.e. at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of operations when the asset is derecognized. The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Construction in progress is included within property, plant and equipment and is not amortized until the related asset is ready for its intended use.

The useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

Amortization of Intangible assets

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of operations in the expense category that is consistent with the function of the intangible assets.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful life of each asset as follows:

License	3 years and 4 months
Software	3 –8 years
Others	3 –15 years

Compensation expenses

We have estimated and made provisions for compensation expenses arising from the early termination of our contracts with suppliers of our ICE business as a result of our planned phase-out of our ICE business. Such estimation is based on the agreements and negotiations between us and the relevant suppliers. We remain in discussions with some of these suppliers to finalize the total amount of compensation payable.

Internal Control Over Financial Reporting

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and we are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of December 31, 2021 and for the year then ended, our management and our independent registered public accounting firm identified deficiencies that represented material weaknesses in our internal control over financial reporting. The material weaknesses identified relate to (i) insufficient comprehensive accounting policies and procedures to facilitate preparation of U.S. GAAP consolidated financial statements; and (ii) insufficient financial reporting and accounting personnel with appropriate knowledge, skills, and experience in the application of U.S. GAAP and SEC rules to prepare consolidated financial statements and related disclosures completely and accurately.

As a result of the foregoing, we developed several key remedial and improvement measures to strengthen our accounting operations and financial reporting functions. The measures that we have implemented and are implementing include:

•

we hired additional personnel with appropriate knowledge of, skills and experience in U.S. GAAP, to strengthen our accounting team’s capabilities and ensure that we comply with U.S. GAAP and SEC reporting requirements;

•

we implemented and continue to conduct regular and routine training programs, including engaging third-party U.S. GAAP experts to provide routine updates on the U.S. GAAP reporting process, SEC reporting requirements and procedures and industry expertise in order to upskill our financial reporting and accounting personnel;

•

we engaged external consulting firms to establish and enhance our documentation of financial reporting control testing procedures and entity-level controls in compliance with the internal control requirements under Section 404 of the Sarbanes-Oxley Act;

•	we engaged industry experts and consultants to help us prepare for complex transactions in compliance with U.S. GAAP requirements;

•

we established and will continue to update clear roles and responsibilities for accounting and financial reporting staff across different accounting processes, especially for our lead personnel, to address accounting and financial reporting matters under U.S. GAAP;

•	we are designing and implementing direct monitoring controls over the closing of the general ledger and the preparation of financial statements to enhance control layers;

•

we are in the process of developing, communicating and implementing a U.S. GAAP accounting policy manual for the Company’s accounting and financial reporting personnel which will govern recurring transactions and period-end close processes;

•

we are enhancing regular, periodic, separate and standalone components of the financial statements close processes, including in our overseas subsidiaries, incorporating procedures for the reconciliation of local GAAP and U.S. GAAP, to facilitate the preparation of U.S. GAAP consolidated financial statements;

•

we are preparing and adopting accounting policies and guidelines governing the financial statement close process to be applied consistently across each market within the Group in order to facilitate the preparation of U.S. GAAP consolidated financial statements;

•	we continue to enhance the use of the SAP system to increase the automation of the process for preparing financial statements under U.S. GAAP;

•

we are enhancing procedures for the continuous review and updating of U.S. GAAP consolidated financial statements based on changes to accounting standards and regulations, including through the continued engagement of outsourced specialists to assess the impact of newly issued standards, codifications and interpretations under U.S. GAAP and SEC reporting requirements;

•

we are improving coordination between the accounting department and other related departments across the Group in pooling necessary information for preparation of complete and accurate financial statements in a timely and consistent manner and with well-established quality control protocols;

•

we have and are continuing to enhance the documenting process and testing control procedures used in the preparation of financial statements, with the guidance of external advisors, to comply with the requirements of Section 404 of the Sarbanes-Oxley Act by establishing process guidelines, information technology general control processes, a risk and control matrix and a guideline for evaluating the effectiveness of internal control over financial reporting; and

•	in preparation for this offering, we are working with external advisors to assist us in the implementation of the compliance commitments of the Sarbanes-Oxley Act.

We expect to complete the major steps of the remediation plan by the end of 2023. However, the material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that these controls are operating effectively.

While we believe the steps taken to date and those planned for implementation will improve the effectiveness of our internal control over financial reporting, particularly enhancing our accounting policies and procedures for the preparation of U.S. GAAP consolidated financial statements and the knowledge, skills and experience of our financial reporting and accounting personnel in the application of U.S. GAAP and SEC rules, we are only in the process of implementing such remedial measures. Therefore, we will continue to monitor the effectiveness of our internal control over financial reporting in the areas affected by the material weaknesses described above and perform additional procedures prescribed by management. See “Risk Factors — Risks Relating to Our Business and Industry — If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately and timely report our financial condition, results of operations or cash flows, which may adversely affect investor confidence.”

Seasonality

In Vietnam, sales are generally higher in the two months before the Tet holiday, which is usually in December and January of the next year. Demand for new vehicles in Vietnam typically declines in July, which is the “ghost month” and between late January and early March following the Tet holiday, or Lunar New Year. Our limited operating history as an international EV manufacturer makes it difficult for us to judge the exact nature or extent of the impacts of seasonality on our business.

Inflation

Our functional and reporting currency is VND. We incur some of our revenues and expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries where we transact or conduct business, other than Vietnam, will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries. To date, we have been affected by changes in the rate of inflation or the exchange rates of other countries’ currencies compared to the VND, and we cannot assure you that we will not be adversely affected in the future. Inflation impacts our operating costs. A prolonged period of inflation could cause interest rates, fuel, wages, commodity prices, raw material costs, shipping and freight costs, labor costs and other costs to increase. For example, inflationary pressures in 2021 and 2022 increased our commodity, freight and raw material costs and the effects of inflation may have an adverse impact on these and other costs, margins and profitability in the future. We implement initiatives from time to time to alleviate inflationary pressures, such as flexible supply arrangements, including an index-based pricing mechanism and dual-supplier approach, advance purchase arrangements, localization of certain vehicle components and parts to leverage lower manufacturing and labor costs in Vietnam and our partnership with VinES to optimize battery costs. For more information, see “Risk Factors—Risks Relating to Our Business and Industry—We may be unable to adequately control the costs associated with our operations.”

Quantitative and Qualitative Disclosures about Market Risk

Our future income, cash flows and fair values related to financial instruments are subject to interest rate risk, foreign currency risk and liquidity risk.

Interest rate risk

We are exposed to interest rate risk due to our debt obligations with floating interest rates. As of December 31, 2021 and September 30, 2022, VND42,211.6 billion ($1,766.2 million) and VND44,246.6 billion ($1,851.3 million), or 89.0% and 74.0% of our total debt had floating interest rates, respectively. We define “total debt” as the sum of our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties. We hedge a portion of this risk by entering into interest rate swaps for certain loans and borrowings. The recent rise in interest rates has led to increases in interest rates of our floating interest loans, leading to increases in finance costs. To manage this risk, we monitor market movements to select the appropriate time and terms to consider when entering into these interest rate swaps transactions.

As of September 30, 2022, the benchmark used in the majority of our floating rate loans was LIBOR (3M or 6M) plus a margin ranging from 0.75% to 3.5% per year. An increase or decrease in the LIBOR of 0.05%, holding all other variables constant, would result in an approximately increase or decrease of VND27.3 billion in our net loss for the year ended December 31, 2021. Meanwhile, pursuant to swap contracts, certain of our floating rate loans have swapped for fixed interest rates ranging from 4.1% to 9.15% per year.

Foreign exchange risk

Our functional and reporting currency is Vietnamese Dong. We are exposed to foreign exchange risk in respect of our operating activities, including the import of some supplies and components used in the manufacture of our EVs, which includes the chassis, powertrain, and electrical and electronic parts, and our loans and borrowings denominated in non-VND currencies, in particular U.S. dollars. As of December 31, 2021 and September 30, 2022, 66.35% and 49.8% of our total debt (which consists of our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) were denominated in U.S. dollars and 33.59% and 47.7% were denominated in Vietnamese Dong and 0.06% and 2.58% was denominated in euros. Our exposure to foreign exchange risk will increase as revenue from the sales of EVs and the provision of related services in other markets, such as the U.S. and Europe, which are denominated in foreign currencies, contribute a greater share of our revenue. We hedge a portion of this risk by entering into foreign exchange rates swap and foreign exchange forward contracts for certain loans and borrowings.

Liquidity risk

We are exposed to liquidity risk. As of December 31, 2021, we had cash and cash equivalents of VND3,024.9 billion ($126.6 million) and VND7,497.5 billion ($313.7 million) of undrawn lines of credit for short-term financing under our existing credit facilities, as compared to a total debt of VND47,169.8 billion

($1,973.6 million) and contractual commitments of VND14,588.4 billion ($610.4 million), including VND6,469.3 billion ($270.7 million) of committed capital expenditures. As of September 30, 2022, we had cash and cash equivalents of VND1,854.6 billion ($77.6 million) and VND3,182.0 billion ($133.1 million) of undrawn lines of credit for short-term financing under our existing credit facilities, as compared to a total debt of VND59,552.2 billion ($2,491.7 million) and contractual commitments of VND19,228.5 billion ($804.5 million), including VND13,667.7 billion ($571.9 million) of committed capital expenditures. We have managed this liquidity risk by arranging for long-term credit facilities with the banks, seeking financial support from Vingroup, including in the form of debt financing, corporate loan guarantees and capital contributions, or issuing long-term corporate bonds, to ensure that our outstanding loans and bonds will be repaid after we complete this offering and roll out our EV business and expansion initiatives.

Commodity price risk

We utilize various commodities in the manufacture of our vehicles, including steel, aluminum and resin, while our battery suppliers, including VinES, also utilize such commodities in the production of battery cells. This exposes us, directly and indirectly, to commodity price risk, as commodity prices are subject to fluctuations due to various factors beyond our control, including market conditions, global demand for these materials and escalations of hostilities, such as the launch of a military action in Ukraine by Russia on February 24, 2022.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(h) to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

Introduction

The global economy is expected to continue to recover with the easing of COVID-19 restrictions. According to Frost & Sullivan, the GDP per capita in major advanced economies, such as the U.S. and Europe, is expected to increase at CAGRs of 4.3% and 4.2% from 2021 to 2027 which, coupled with increased spending power lays a solid foundation for the recovery of the global passenger vehicle market. In addition, the reopening of manufacturing facilities and efforts to restore supply chains should further increase the production of passenger vehicles in the long run. Frost & Sullivan also expects that the passenger vehicle shipment is expected to recover to pre-COVID level by 2024 and to reach 76.8 million units in 2027, representing a CAGR of 3.1% from 2021 to 2027. The U.S. and Europe markets will account for 18.6% and 23.2% of global market in 2027, respectively, according to Frost & Sullivan.

Annual Shipment of Passenger Vehicles (by regions), Global, 2019-2027E

Source: Frost & Sullivan Report

By offering premium quality EVs with luxury-level features at a competitive price point, we believe we are uniquely placed to penetrate our addressable markets, gain market share in the EV market and potentially convert more ICE customers to new EV users. Therefore, our TAM1 which comprises the overall passenger vehicle markets in the U.S., Canada, Europe and Vietnam, is expected to reach $1.3 trillion, representing an annual shipment of approximately 35.0 million vehicles by 2027, according to Frost & Sullivan. Frost & Sullivan also reported that passenger vehicles with prices over $60,000 are expected to become the fastest growing segment, with annual shipment expected to increase from 6.3 million units in 2021 to 9.3 million units in 2027, representing a CAGR of 6.7% from 2021 to 2027. Vehicles within this price segment can offer more satisfying user experience to customers in terms of driving performance, interior designs, and value-added services.

[1]

VinFast’s TAM refers to the annual sales revenue of all passenger vehicles, within all segments and including SUVs, sedans and multi-purpose vehicles, in VinFast’s focus markets. Unless otherwise specified, VinFast’s focus markets refer to markets in the U.S., Canada, Europe and Vietnam.

We stand to benefit from favorable industry trends in the EV market. We expect to unlock further growth of the EV market by addressing key pain points in the EV industry including consumers’ anxiety associated with charging duration and range, limitations on charging infrastructures, cost of battery ownership and high upfront costs. To address these pain points, we are offering several innovative solutions. For example, our Battery Subscription Program is expected to reduce the burden of and anxiety over battery ownership and lower the TCO of purchasing and owning EVs. As part of the program, we offer battery replacement as part of a warranty that we offer for the duration of the battery lease with our Battery Subscription Program and maintenance cover as part of the monthly payment. Battery replacement is offered once the charging capacity falls below 70%. Our at-home smart charging solutions coupled with access to a dense charging network through our E-Mobility platform is expected to reduce charging anxiety for customers.

In terms of product portfolio, we anticipate that our focus on electric SUVs will allow us to capitalize on the strong growth of the electric SUV segments in our focus markets which, according to Frost & Sullivan, have an estimated CAGR of 43.2% from 2021 to 2027 in terms of annual shipment, and are expected to increase its market share from 48.0% in 2021 to 64.9% in 2027. At the initial phase of our global roll-out, our focus will be on the fast growing large-sized vehicle (C-E) segments.

Growth Trends in the EV Market

The growth of EV market far outpaced the overall market and is expected to further accelerate in the near term

The share of global EVs as a percentage of total passenger vehicles has tripled from 2.1% in 2019 to 6.7% in 2021, and is expected to reach 28.6% in 2027, according to Frost & Sullivan. Frost & Sullivan also reported that the shipment of EVs in North America, Europe and Vietnam reached 1.5 million in 2021, with a share of 5.3%, and is expected to reach 9.5 million shipments in 2027, with a share of 27.2%. By 2027, the annual shipment of EV in the U.S. and Europe is expected to account for over 40% of the global EV market.

Annual Shipment of EV Markets (by regions), Global, 2019-2027E

Source: Frost & Sullivan Report

C, D and E EV segments are expected to show particularly strong growth prospects

All EV segments are expected to grow at high double-digits in our focus markets and this trend is expected to be even stronger for C, D and E segments due to their longer driving range, larger passenger space, and better interior design, according to Frost & Sullivan. We are launching our VF 8 and VF 9 models to capture the fastest-growing D- and E-segments in 2022, followed by our VF 7 model for C-segment and our VF 5 and VF 6 models for A- and B-segments, respectively, to capture the rapid growth in these segments. The basic models of VF 8 and VF 9 with battery subscription are also priced within the cross-over ranges of segments C and D, D and E, respectively, allowing our cars to capture a larger TAM because of their competitive price points.

Annual Shipment of EV Market (by segment), Focus Markets, 2019-2027E

*Note: Others include F-segment vehicles and multi-purpose vehicles.

Source: Frost & Sullivan Report

Electric-SUV markets outgrow other vehicle types

According to Frost & Sullivan, consumers are more willing to purchase EVs with higher quality and performance, more intelligent functions, and smarter interior design, which include features such as longer lasting battery, longer driving range, larger passenger space, ADAS, in-car entertainment, and 4G/5G connectivity. Compared with other vehicle types, electric-SUVs with higher performance capabilities can better support consumers’ various usage scenarios like family transportation, off-road driving and long road trips. In our focus markets, the market share of electric-SUV’s in relation to the overall EV shipment is expected to increase from 48.0% in 2021 to 64.9% in 2027, according to Frost & Sullivan.

Annual Shipment of EV Market (by type), Focus Markets, 2019-2027E

Source: Frost & Sullivan Report

EVs within the price segment of $60,000 or above offer better driving experience

According to Frost & Sullivan, the annual shipment of EVs with prices over $60,000 is expected to increase from 0.6 million in 2021 to 3.5 million in 2027, which would represent a market share of 37.0% in 2027 and the largest segment in terms of annual shipment. According to Frost & Sullivan, EVs within this price segment can offer better driving experience in terms of powertrain, interior and exterior designs, and overall experience of ownership, which consumers are increasingly willing to pay for.

Key Industry Tailwinds and Growth Drivers

Development of charging infrastructure

Increasing availability of charging infrastructure has become an industry trend as the EV market continues to grow, addressing one of the concerns of consumers making the switch to EV. Although there are various stakeholders, such as OEMs and charging service providers, that are increasing their investments into charging infrastructure, governments are still key drivers leading the development of charging infrastructures. For example, in the U.S., the Bipartisan Infrastructure Law will invest $7.5 billion to build a national network of EV chargers. This investment will support President Biden’s goal of building a nationwide network of 500,000 EV chargers to accelerate the adoption of EVs. According to Frost & Sullivan, the charging network in the U.S. is expected to expand rapidly with number of charging points increasing from 0.1 million in 2021 to over 1.4 million in 2027 at a CAGR of 46.9%. In Europe, between 2021 and 2027, the number of charging points is expected to expand from 0.5 million to over 2.7 million at a CAGR of 33.6%. Ultra-fast charging is also expected to be the next generation of charging solutions with majority of global EV manufacturers already considering ultrafast charging (150 kW to 350 kW), which will reduce charging time from 30 minutes to 15 minutes.

Increase in battery density and reduction in costs of battery packs backed by enhancement of battery technologies

In recent years, battery energy density has been increasing mainly due to the application of higher performance cathode materials, such as high nickel NCM/NCA materials, lithium-rich manganese bases, and anode materials. In 2019, the energy density of battery cells was only between 217 to 252 Wh/kg. In comparison, currently, the energy densities of a number of battery cells have exceeded 300 Wh/kg. Coupled with improvement in operating temperature range, charging efficiency and safety performance, the increase in battery energy density has significantly improved driving range.

According to Frost & Sullivan, battery cost accounts for 30-40% of the total electric vehicle cost and pricing is one of the most important considerations for consumers in choosing to adopt EV. With current improvements in battery technologies, coupled with the ability to achieve economies of scale by battery suppliers, the average price of NCM/NCA battery cells is expected to decrease from $95/kWh in 2021 to $68/kWh in 2027 and the average price of LFP battery cells is expected to decrease from $76/kWh in 2021 to $58/kWh in 2027. As a result, the average price of battery packs is expected to decrease from $127/kWh in 2021 to $101/kWh in 2027. Battery pack prices of around $100/kWh to $110/kWh are usually considered as necessary for EV to reach price parity with comparable ICE vehicles, and is expected from 2025 to 2027.

Lower sales cost and direct access to consumers powered by an O2O sales model

Instead of utilizing the traditional dealership distribution network, new EV OEMs are increasingly adopting an O2O sales model, where consumers get to experience the products in a physical showroom and place their orders online with the vehicle delivered to their home. The O2O sales model, a form of D2C sale model, is disrupting the incumbent automotive marketing network and empowers new EV OEMs with unique competitive advantages. The O2O sales model provides new EV OEMs with significant cost advantages in sales and distribution, leading to higher profit margin and operational flexibility. Traditional distribution in the automotive industry represents a considerable portion of the value chain, which costs between 25% and 30% of the vehicle list price according to Frost & Sullivan. Furthermore, the offline showroom is usually operated directly by new EV OEMs, which allows for a more direct communication channel between the OEMs and their customers. This is expected to lead to a better tailored service and user experience. However, there may be some considerable challenges for OEMs in term of the cost management of O2O sales model when they are attempting to expand to and fulfill an increasingly larger market in the future.

A battery subscription program removes the burden of battery ownership

Although the purchase price of EVs is still significantly influenced by battery costs, battery life and the potential high maintenance costs of the battery continue to be important concerns. These two barriers to EVs adoption can be mitigated by a battery subscription program. Under a battery subscription program, consumers only need to pay for the fixed monthly battery subscription payments for unlimited miles instead of purchasing the battery pack. This helps to reduce the pricing gap between EV and its equivalent ICE models, and lower the upfront cost. According to Frost & Sullivan, battery subscription programs, such as ours, could reduce the upfront cost of an EV by 15% to 35%. Together with the improvement of energy efficiency and development of used car resale market, the TCO may be further reduced by approximately 5%. In addition, the battery subscription program typically provides some form of guarantee against battery capacity degradation, which further alleviates concerns regarding battery life and maintenance.

Favorable policies in our key markets

In the U.S., a number of policies were issued which were favorable for EV. These policies include raising emission standards, providing government subsidies and increasing consumer incentives for EV adoption. For example, the IRA is a significant legislation that seeks to accelerate mobility electrification in the U.S. Key provisions of the Act revise and expand tax credits for EVs, including providing a new tax credit of up to $4,000 for used EVs and an extension of tax credits of up to $7,500 for purchasers of eligible new EVs. OEMs which are planning to establish their production lines in the U.S., such as VinFast, may also be able to benefit from the IRA credits once they start manufacturing in the U.S., gaining certain competitive advantages. The Safer Affordable Fuel-Efficient (“SAFE”) Vehicles Rule, issued by National Highway Traffic Safety Administration (“NHTSA”) and the Environmental Protection Agency (the “EPA”), sets fuel economy and carbon dioxide standards that increase 1.5% in stringency each year from 2021 to 2026. The Clean Energy for America Act also proposed massive tax credits for EV manufacturers. In addition, the U.S. Government also sets an aggressive target of 50%

electrification by 2030. At the state level, there are also many policies promoting EV adoption. For example, California Air Resources Board (“CARB”) issued the zero-emission vehicle (“ZEV”) program, which requires auto manufacturers to produce a certain number of ZEVs and plug-in hybrids each year, based on the total number of cars sold in California, ranging from 4.5% in 2018 to 22% by 2025. Moreover, California is committed to phasing out sales of new ICE vehicles by 2035.

In Europe, many countries issued policies like the Auto Industry Rescue Plan and the UK Vehicle Scrappage Scheme to provide subsidies for the purchase of EVs in the United Kingdom. The German Government issued recovery and resilience plan to subsidize the purchase of more than 560,000 decarbonized vehicles and promote the development of charging infrastructure by financing the installation of 50,000 publicly accessible charging points and 400,000 charging points in residential buildings. The French Government sets a domestic production target of two million EVs by 2030. Similarly, the Denmark Government also sets to have at least 0.8 million EVs by 2030. In addition, the EU Parliament has approved bans on new ICE vehicles starting from 2035. The Netherlands, supported by their national climate policy, has also set an aggressive target of zero-emission for passenger vehicles by 2030. The Norwegian Parliament has decided on a national goal that all new passenger vehicles and light-duty vans sold by 2025 should be electrical with zero emission through the implementation of the green tax system.

The Vietnamese government has proposed policies to reduce the usage of motorcycles, to combat pollution issues and reduce traffic congestion. The reduction in the usage of motorcycles creates opportunities for substitute modes of transportation such as EVs. For example, the Vietnamese government has called for the restrictions or suspension of motorcycles in major downtown areas in 5 major cities (i.e., Hanoi, Hai Phong, Da Nang, Can Tho, Ho Chi Minh City) after 2030 and a ban on any motorcycles that fail to meet the proposed emission standards from accessing certain areas of Hanoi. To stimulate demand for EV production, a number of preferential tax policies were also approved, including special excise tax exemption and reduction. Accordingly, EVs with nine seats or less will be subject to the reduced excise tax rate of 3%, compared to 15% previously, from March 1, 2022 until the end of February 28, 2027. In comparison, ICE vehicles with ten seats or less are subject to an excise tax of 40-60%.

Competitive Landscape in the Global Passenger Vehicles Market

Strong receptivity to foreign brands in our focus markets

The U.S. market has been very receptive to foreign automotive brands and has been importing cars from other countries, particularly Asia, for decades. According to Frost & Sullivan, in North America, 77.1% of passenger vehicles are foreign brands. Asian brands in particular have achieved notable success in our focus markets and account for 59.0% of total passenger vehicle shipment to the U.S. market in 2021.

According to the F&S Customer Survey, over 59.7% of the U.S. based respondents (328 out of 549) indicate that they have either a preference for foreign brands or no preference between foreign and domestic brands.

New EV brands are emerging with more focus on customer experience and technology

With continuous investments in charging infrastructure and innovations in charging technologies, the overall charging network and charging efficiency have improved significantly compared to the first time EVs entered the market more than 10 years ago. As such, new EV brands today are able to utilize relatively well-established charging networks instead of relying completely on building their own proprietary charging infrastructure as their predecessors did.

As the consumers’ attention shifts from driving range and charging facilities to in-car entertainment systems and autonomous driving functions, new EV brands with superior ADAS capabilities and advanced infotainment systems are expected to be more competitive. New EVs generally offer better driving experience and technologies to consumers, mainly because of their culture of innovation, leading products design, R&D capabilities, and their direct-to-consumer business model.

New EV brands usually adopt a D2C business model, which allows new EV brands to have the opportunity to not only better reach consumers and introduce their products, but also understand the market dynamics and the changing consumer trends. D2C business model enables OEMs to tap into consumer trends on a deeper level and establish agile product development cycles, which will further contribute to the faster release of new models by new EV OEMs.

Comparison of Key EV Brands

VinFast has a track record of rolling out its vehicle platforms at an industry-leading pace and is rapidly expanding its business globally.

Comparison of Speed-to-market

Note: VinFast: VF 8 was delivered in September 2022 in the Vietnam market. VF 8 is expected to be delivered in the U.S. in 2022 and in Europe and Canada in 2023, VF 9 is expected to be delivered in the U.S., Canada and Europe in 2023 and VF 5, VF 6 and VF 7 are expected to be delivered in 2023; Tesla: A new hatch back model is expected to be delivered within 2023; NIO: ET7, ET5 and ES7 are expected to be delivered within 2022; Xpeng: G9 is expected to be delivered within 2022; Fisker: Fisker Ocean is expected to be delivered within 2022.

Source: Frost & Sullivan Report

Comparison of Key EV Models

VinFast has established its positioning as a premium quality product at an inclusive price. Its VF 8 and VF 9 models generally have a higher range-to-price ratio, and are also equipped with full-stack ADAS and smart infotainment features. Furthermore, VF 8 and VF 9 models with the Battery Subscription Program offer the most attractive range-to-price ratio as the Battery Subscription Program lowers upfront costs.

Note: The “Range to Price” ratio is a metric that measures the performance and price of different EVs. It is calculated by dividing the driving range of an EV by its manufacturer’s suggested retail price (“MSRP”). The higher the ratio is, the greater cost advantages the EV has. The World harmonized Light-duty vehicles Test Procedure (“WLTP”) driving range is the range of fully electric vehicles determined by a global harmonized standard. WLTP range estimates are typically greater than EPA range estimates. MSRP refers to the starting price of the base models in the U.S. before any tax incentives and subsidies. VinFast VF 8 battery subscription and VF 9 battery subscription are priced with Battery Subscription Program participation. VinFast VF 8 chassis+battery and VF 9 chassis+battery are priced with battery purchased. The MSRP and target range of VinFast VF8 and VF 9 is for the Eco trim with enhanced range.

Source: Frost & Sullivan Report

IHS Markit, now a part of S&P Global, compared the VF 8 and VF 9 models to their closest competitors in the mid-sized and full-sized SUV categories. VF 8 and VF 9 are expected to deliver a high level of performance in terms of wheelbase, battery capacity, driving range, NCAP rating and other core features relative to our competitor’s vehicle offerings. VF 8 and VF 9 also offer a comprehensive set of advanced ADAS capabilities (e.g. automated parking, automated lane change and highway assist) and unique smart infotainment features (e.g. heads-up display, virtual personal assistant, in-car commerce and mobile office) in our standard package. In terms of services, VF 8 and VF 9 offer the best-in-class warranty of 10 years or 125,000-miles. Our premium quality and services all are offered at an attractive MSRP relative to our competitor’s EV offerings. Furthermore, according to the F&S Customer Survey, VF 8 and VF 9’s attractive design and outstanding technology are two of the top three factors influencing customers’ decision to reserve a VinFast vehicle.

VF 8 Benchmarking

VF 9 Benchmarking

Note: *Standard: included in MSRP; **Available as an option: not included in MSRP; VinFast offers both VF 8 and VF 9 models with the Battery Subscription Program, which could reduce upfront purchase cost, and the regular chassis plus battery sale; HUD: Heads-up Display; VPA: Virtual Personal Assistant; In-car Commerce: customers may need to pay for extra data or third-party e-commerce platform surcharges; MSRP: The MSRPs of the peers are the starting prices in the U.S.; The charging time refers to the time needed to charge from 10% to 70% for VF 8 and VF 9, from 10% to 50% for Tesla Y, Tesla X and Rivian R1S, from 10 % to 70% for Kia EV6, from 10% to 95% for Ford Mustang, and from 10% to 80% for the remaining comparables. The MSRP and target range of VinFast VF8 and VF 9 is for the Eco trim with enhanced range.

Source: IHS Markit, now a part of S&P Global

TCO Comparison

The key components of TCO are depreciation cost and out-of-pocket expenses, which contribute to 40-70% and 30-60% of the overall TCO, respectively. Depreciation cost is the difference between purchase price and estimated residual value after five years. Out-of-pocket expenses include 1) estimated annual cost of electricity or fuel, given annual driving distance of 15,000 miles (24,000 kilometers) and energy consumption rates for different SUV models; 2) estimated annual maintenance and repair cost for different SUV models; 3) estimated annual insurance cost for different SUV models.

According to Frost and Sullivan, the TCO of VF 8 is lower than the average TCO of other EVs and ICE vehicles in the mid-sized SUV category and significantly lower than mid-sized SUVs like Tesla. VF 9 has the lowest TCO amongst the EVs, PHEV and ICE vehicles in the full-sized SUV category. The MSRPs of VF 8 and VF 9 used in the TCO analysis are inclusive of our standard offering for advanced capabilities (e.g. automated parking, automated lane change, etc.) and unique smart infotainment features (e.g. heads-up display, virtual personal assistant, in-car commerce and mobile office), which are not included or available on most of our competitor’s offerings, according to IHS Markit, now a part of S&P Global.

Five-year TCO of Mid-sized SUVs in the U.S.

Five-year TCO of Full-sized SUVs in the U.S.

*Note: TCO is calculated based on the MSRP, which refers to the starting prices of base models in the U.S., after estimated Government and State incentives**. The depreciation period is assumed to be five years. The following assumptions are used to calculate the TCO of VinFast VF 8 and VF 9: 1) VinFast VF 8 battery subscription and VF 9 battery subscription are sold with Battery Subscription Program; 2) no depreciation related to battery accounted in the total depreciation cost for VF 8 battery subscription and VF 9 battery subscription; 3) the battery subscription fees are included in the out-of-pocket expenses of VF 8 battery subscription and VF 9 battery subscription. The MSRP and target range of VinFast VF8 and VF 9 is for the Eco trim with enhanced range.

**For the incentives, Frost & Sullivan assumes in the TCO calculations that the California Clean Fuel Reward program is highly likely to resume in January 2023 and the reward amount of all EV and PHEV models equal to $750. Frost & Sullivan also assumes EV models, with starting MSRP below $60,000, enjoy tax credits of $2,000 from California Clean Vehicle Rebate Project. However, Frost & Sullivan assumes none of the above models are eligible for the Clean Vehicles Credit of $7,500 under the IRA due to (i) the uncertainty surrounding who will ultimately be able to claim this tax credit, (ii) the fact that certain income brackets of customers are not eligible, and (iii) the uncertainty surrounding regulations governing the requirements for critical minerals and battery components, which affect the maximum potential credit. Customers’ eligibility for this tax credit is determined based on their income brackets. If the modified adjusted gross income of a married couple filing jointly is greater than $300,000 or greater than $150,000 for a single person, no credits will be available.

Source: Frost & Sullivan Report

Vietnam as a Global Manufacturing Hub

Vietnam has played a more significant role in supporting global manufacturing. This is evidenced by Vietnam’s increasing manufacturing value added, which is the net output of all resident manufacturing activities, as a percentage of the global manufacturing value added.

Manufacturing Value Added, Vietnam, 2015-2021

Source: Frost & Sullivan Report

Competitive labor costs

Competitive labor costs in Vietnam should continue to provide automobile manufacturers in Vietnam with a cost advantage. This will serve to further promote Vietnam’s status as a global manufacturing hub. In Vietnam, in 2021, the average labor cost in the manufacturing industry was approximately $2.0 per hour, while the labor cost in France, Germany, the U.S. and the U.K. were all significantly higher, with a range of 12 to 16 times compared to Vietnam. Even when compared to China, Vietnam still has a cost advantage. In 2021, the labor cost in China was three times higher than Vietnam. As a result, many companies have relocated their manufacturing bases to Vietnam.

Integrated supply chain ecosystem

The Vietnamese government has been committed to improving the domestic supply chain for the manufacturing industry and approved Resolution 115/NQ-CP (“Resolution 115”) in August 2020, to promote various industries in Vietnam, such as the automobile industry. Resolution 115 sets out targets for Vietnamese enterprises that produce industrial products along the supply chain, such as meeting at least 45% and 70% of the demand from domestic production and consumption by 2025 and 2030, respectively. According to Frost & Sullivan, the supply chain for the automobile industry, including electrical components, engine and engine details, lubrication systems, cooling systems and power transmission systems, is one of the key focus areas. According to Frost & Sullivan, we are the market leader in the Vietnamese automobile industry in terms of having an integrated supply chain, with approximately 60% of the components of our EVs (excluding batteries) being sourced from suppliers in Vietnam, including components supplied domestically by ZF, FORVIA and Lear Corporation. This brings a significant cost advantage and logistical efficiency to our supply chain.

Favorable export policies from Vietnam into the U.S., Europe, and other regions

With several multilateral trade agreements in place, Vietnamese exports will have streamlined access to many of the world’s largest markets, with few tariffs or restrictions. The EU-Vietnam Free Trade Agreement provides opportunities to increase trade for both countries by eliminating 99% of all tariffs, reducing regulatory barriers and opening up services and public procurement markets.

The U.S.-Vietnam Bilateral Trade Agreement allows Vietnamese products to be assessed with much lower tariffs, dropping from an average of 40% to 3% when they enter the U.S. Vietnam has also committed to reform its trade and investment regime to provide a much better environment for U.S. companies and products in Vietnam.

The Comprehensive and Progressive Agreement for Trans-Pacific Partnership also eliminates more than 98% of tariffs between member countries, which includes Japan, Malaysia, Chile, Singapore, Vietnam, Peru, Brunei, Canada and Mexico.

BUSINESS

Who We Are

We are VinFast, and our goal is to be a leader in the future of Smart Mobility through our intelligent, thoughtful and inclusive EV platform. We aim to foster a cleaner and more sustainable approach to 21st century mobility that is evolutionary and revolutionary.

We are bold, decisive and eager to advance our product and platform.

We aim to constantly push boundaries in our approach to technology, service innovation, customer engagement and manufacturing excellence, all for the sake of delivering an exceptional customer experience.

Our mission is to help create a more sustainable future for all. We aim to help sustain our planet by accelerating the switch to electric vehicles with an inclusive, premium product line and unique service platform. We envision a world where a top-tier electric vehicle-driving experience is accessible to all. We have already begun delivering on that vision today with our line of all-electric SUVs, readying us for the new era of VinFast, one focused on global expansion and creating a sustainable future.

At VinFast, our motto is “boundless together.” It is representative of the adventurous and inspired feeling we want our drivers to experience every time they take the wheel, a precept of our approach to manufacturing, an affirmation of our limitless desire to reach new heights with the products we create, our effort to build a sustainable future and our enthusiastic re-shaping of the electric vehicle driver experience. In that spirit, we are breaking boundaries by focusing on the future, setting out on new journeys as one team (maker, driver, partners) and sharing the VinFast vision along the way. We are constantly innovating from a technology and driver experience perspective and are ready to push forward towards a sustainable future. With that said, we recognize that we cannot do this alone, and we urge those who share this desire to unite with us on our journey to a brighter and greener future.

Come join the charge with us.

Our Business

We are an innovative, full-scale mobility platform focused primarily on designing and manufacturing premium EVs, e-scooters and e-buses. Our initial EV product line is an all-new range of fully-electric A- through E-segment SUVs, the first of which began production in December 2021. We focus strategically and exclusively on EVs and have phased out all remaining ICE vehicle products over the course of 2022, in order to execute on our vision of creating an e-mobility ecosystem built around customers, community and connectivity alongside our new vehicle roll-out. We plan to deliver on this strategy by leveraging our manufacturing expertise and strong track record of producing ICE vehicles and e-scooters. We started producing e-scooters in 2018, passenger cars in 2019 and e-buses in 2020. We have delivered nearly 88,000 vehicles (primarily ICE vehicles) and over 145,000 e-scooters through the end of September 2022. Innovation is at the heart of everything we do. We focus on achieving operational efficiency and technological integration, and we seek to continuously improve our processes to deliver world-class products.

We plan to sell our line of electric SUVs in key global markets, specifically targeting North America (primarily the U.S. and Canada) and Europe, in addition to our existing market in Vietnam. Our target markets are expected to offer an expected TAM of $1.3 trillion by 2027, which would represent an annual shipment of approximately 35 million vehicles, according to Frost & Sullivan. We see these geographies as vital to our strategy, with significant momentum and positive forces driving the switch to EVs across vehicle segments. Specifically, we believe the A- through E- electric SUV segments will lead the EV revolution and drive profitable growth in the near and long term across the automotive market. While we are currently focused on these segments, we continue to evaluate the full spectrum of vehicle types for future product development. We believe our vehicles are differentiated, especially across the emerging EV space, through our low cost structure relative to our peers, as well as our premium-quality product offering, including advanced technology and new-mobility features for our drivers, a fashionable and luxurious design, and our comprehensive Smart Services solution. We expect to remain competitive by focusing on SUVs, the most popular consumer vehicle segment, and including in our products top tier technology and luxurious outfitting that is not standard for similar vehicles at our price points. We strongly believe in the future of smart mobility and strive to provide the VinFast platform as an access point to that future.

Our VF 8 and VF 9 models are fully-electric D-segment and E-segment SUVs, respectively, designed for the global consumer market. We had reservations for approximately 58,000 VF 8 and VF 9 EVs globally as of September 30, 2022, of which approximately 20% were reservations with non-refundable reservation fees and the remainder are cancellable reservations with small refundable reservation fees. We shipped the first batch of the VF 8 to the U.S. in November 2022. We expect first deliveries of the VF 8 to be made in the U.S. in December 2022 and in Europe in early 2023 and first deliveries of the VF 9 to be made in the U.S. and Europe in early 2023. We currently offer two trims of the VF 8 and VF 9: Eco and Plus. We plan to introduce new trims for the VF 8 and VF 9 in the next two years to provide a comprehensive and higher-end product offering, focusing on sustainable materials and adding more premium features such as higher-end interior materials, elevated smart features and enhanced ADAS. In addition, we expect to launch the VF 5, VF 6 and VF 7, our A- through C-segment vehicles in 2023. The VF 5 is an A-segment EV SUV for the Vietnam market that offers dynamic youthful styling, targeting first time, budget conscious buyers. The VF 6 is a B-segment EV SUV for the family-oriented driver. The VF 7 is characterized as a driver centric C-segment EV SUV, accentuated by its futuristic styling. For the VF 6 and VF 7, we plan to offer Eco and Plus trims in both Left Hand Drive and Right Hand Drive versions to target international markets. See “Risk Factors — Risks Relating to Our Business and Industry — Our long-term results depend upon our ability to successfully introduce and market new products and services, which may expose us to new and increased challenges and risks.”

We have achieved a great deal in our short history. Following the founding of our company in 2017, we achieved start of production of our first ICE vehicle in only 21 months. As a new entrant and the first Vietnamese automotive OEM, we have partnered with top-tier global companies, including Magna, Tata Technologies, ZF and Pininfarina to accelerate the integration of industry best practices into our processes. Deliveries of our first fully-electric SUV, the VF e34, began in Vietnam in December 2021. We began delivering the VF 8 in September 2022. The VF 8 and VF 9, which are now available for reservation in North America and Europe and will be the first fully-electric VinFast SUVs available for purchase in the North American and European markets, were introduced globally at the Los Angeles Auto Show in November 2021, displayed along with our full suite of vehicles at CES in January 2022, the New York Auto Show in April 2022 and the Paris Motor Show in October 2022. Additionally, we have and are planning to continue to showcase our products in other auto conventions, including the EVS35, Mobile World Congress, EV Experience and the IFA.

We quickly established significant brand recognition in Vietnam and within 18 months from product launch, we gained the leading market share in Vietnam for each of our product segments, based on management’s analysis of publicly available data. This share was acquired from the incumbent global vehicle brands from Asia, Europe and North America that have historically dominated the Vietnamese market prior to our arrival. Since our establishment, we have gained significant experience in manufacturing at scale, which has helped us swiftly incorporate EVs into our existing assembly lines. Like other entities within the Vingroup family of companies, turning early-stage businesses into market leaders through top-tier execution and leadership is a hallmark of our approach to business.

We are a majority-owned affiliate of Vingroup, one of the largest companies listed on the Ho Chi Minh Stock Exchange with a combined market capitalization of approximately $24.0 billion as of November 30, 2022 across Vingroup and all of its listed subsidiaries, which together contributed 1.5% to Vietnam’s GDP in 2021 based on their 2021 consolidated revenue. Led by Chairman Pham Nhat Vuong, Vingroup is the largest conglomerate in Vietnam with market-leading, fast-growing businesses that span the industrials, technology, real estate and social services sectors in Vietnam. Vingroup has a nearly 30-year operating history and strong track record of improving the daily lives of consumers through applied technology. As of September 30, 2022, approximately $7.5 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. Vingroup remains a committed sponsor of our growth and success. We believe our ongoing relationship with Vingroup is a significant competitive advantage, most notably through shared expertise and software co-development among more than 1000 engineers in the Vingroup ecosystem who collectively help produce differentiated technology for VinFast vehicles.

Technology is at the core of our platform, and we have invested significantly in our group technology platform to provide the safest, most driver-friendly experience possible for our drivers – what we refer to as “technology for life.” We believe vehicle technology should be convenient and fully integrated into our drivers’ day-to-day lives. “Connecting intelligence globally” is a cornerstone of our growth plan: our R&D and product innovations differentiate the VinFast EV experience on the world stage with premium features, including infotainment, driver assist, ADAS and other enhancements expected in a top-end EV ownership experience, that are available in all of our vehicles. The VinFast R&D team includes more than 800 in-house professionals (including 140 software engineers) and leverages the expertise of engineers and developers across the related technology companies within the Vingroup ecosystem. We also encourage our technical teams and R&D leads to partner with leading global experts to undertake product development projects when doing so is more time and cost efficient than in-house R&D. Central to our partnership model is our ability to maintain control and/or ownership over intellectual property. Notwithstanding multiple partners participating throughout the value chain, the product rollout and intellectual property underlying each individual system is created, managed and/or mastered by our internal team of engineers and technology professionals. Under this model, outside of Vingroup, we have collaborated with cutting-edge technology companies to leverage our existing core competencies, including collaborations with NVIDIA, ZF, and Mobileye on our ADAS and Amazon Alexa for our Virtual Assistant. In October 2022, we also entered into an MOU with CATL to collaborate in the development and production of CIIC skateboard chassis products that integrate battery packs, electric motors and other core systems and components of an EV into a single layer at the bottom of the vehicle, with the goal of reducing manufacturing costs, vehicle weight and energy consumption and maximizing cabin space. Similarly, we source our battery components from a variety of suppliers including Samsung SDI, CATL, and Gotion. We have a strategic partnership with VinES, a subsidiary of Vingroup, spanning the full spectrum of battery R&D, manufacturing, testing, performance and cost optimization and battery recycling. VinES plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. As affiliates in the Vingroup ecosystem, VinES is expected to grow in lockstep with us to remain a tier 1 supplier of batteries to us as we expand. To that end, another of our Vingroup affiliates has made an investment in ProLogium, a manufacturer of next-generation solid-state batteries, which we believe will lead to future opportunities for us and VinES to collaborate in applying next-generation solid-state battery technology to VinFast vehicles. We believe our partnership with VinES reduces uncertainties associated with reliance on unrelated third parties outside of the Vingroup ecosystem for batteries. VinES is in the process of constructing a gigafactory in Central Vietnam to expand its battery pack production capabilities. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion. In October 2022, VinES and Li-Cycle entered into a global recycling partnership, which includes exploring global recycling solutions for VinES and VinFast that support the companies’ ESG strategy and shared vision to advance a sustainable, closed-loop battery supply chain. As part of the partnership, VinES and Li-Cycle entered into an LOI regarding potential opportunities to establish recycling facilities.

We seek to build a strong connection between our drivers, our brand and our service ecosystem to create the “VinFast Lifestyle,” facilitated by the technology framework we have created. As part of this lifestyle, we want to ensure that every driver experiences a true sense of community and is a swipe-of-an-app away from reliably connecting with our service network. Our technology framework aims to remove the anxieties associated with owning an electric vehicle, which is paramount to the VinFast Lifestyle. Our VinFast Services program, called “Invisible Service,” evokes a seamless and ever-ready suite of service products and offerings conveniently available at the driver’s fingertips through our companion app. Our unique 10-year / 125,000-mile warranty offering demonstrates our commitment to quality and reliability in our vehicles and underpins the trust we seek to establish between our brand and community.

With the VinFast Lifestyle in mind, we aim to deliver greater flexibility to our drivers when choosing to own a VinFast EV. To that end, we offer our customers the option to purchase our vehicles with the battery as well as the flexibility to participate in our Battery Subscription Program, which allows a customer to lease the battery in their EV from VinFast, rather than own it. According to Frost & Sullivan, battery subscription programs such as ours, could reduce the upfront cost of an EV by 15% to 35%. Our Battery Subscription Program is intended to supplement our primary model of outright sale of the full chassis and battery and to provide an alternative that makes our EVs accessible at a lower, more inclusive up-front price point. We believe that our Battery Subscription Program provides customers with a worry-free battery experience: customers pay a fixed monthly battery subscription that allows for unlimited driving mileage each month. We expect that the fixed payment monthly subscription fee in the U.S. will initially start at $110 per month for the VF 8 and $160 per month for the VF 9 (prices may vary by country). In Vietnam, customers that placed reservations before September 2022 may select between fixed and variable monthly subscription fees under our prior sales policy. Under the program, we plan to offer customers a replacement battery once charging capacity falls below 70% as part of a warranty that we offer for the duration of the battery lease with our Battery Subscription Program. We plan to monitor market demand and peers’ product offerings on an ongoing basis and adjust our go-to-market strategy dynamically with an aim of ensuring that VinFast EVs and the VinFast Lifestyle remain accessible.

Our service experience will utilize both a remote diagnostic and mobile in-person approach, allowing for ease of digital access and the reliability of a physical service presence. We expect that the majority of our service interventions will take place directly where our drivers are located, either through mobile service or remote, OTA updates. We expect our mobile service to be supported by our fleet of EV vans and our technicians are expected to carry out most of their work where the customer is located. We believe our customers will also benefit from the technical capabilities of our directly owned and operated centers. We have also partnered with Urgent.ly to provide roadside assistance during the 10-year / 125,000-mile warranty period to our customers in the U.S. and Canada.

Our companion app is expected to be at the center of our service offering, leveraging our cloud-based digital ecosystem to create a simple and comprehensive interface for drivers with support for service requests, charging station locations and access to remote safety or control features of their vehicles, such as starting the engine remotely. The companion app is designed to provide end-to-end digital features, defined by seven key feature categories, including sales, vehicle controls, charging, navigation, invisible service (e.g. booking service appointments, roadside assistance and firmware for OTA updates), smart vehicle functions (e.g. remote valet and smartphone mirroring) and smart ownership functions (e.g. managing driver profiles, facilitating monthly subscription payments, payments for charging services and paid-OTA updates). Our companion app and in-vehicle navigation system are also expected to be integrated with Electrify America’s API data feed. This enables our customers in the U.S. to locate the nearest charging stations, authenticate charging transactions, set charge levels, make payments, check the charging status of their vehicles and obtain transaction history. We pay Electrify America a recurring annual fee for these non-exclusive API services. See “Business — Integrated Service Offering.”

Meanwhile, our VinFast Power Solutions program is expected to enable stress-free at-home smart charging and seamless connectivity to an extensive charging network through our companion app when away from home. Our U.S. customers will have access to the Electrify America network of EV charging stations. Our non-exclusive charging network program agreement with Electrify America also entitles our customers to discounts and other promotional benefits such as complimentary charging sessions when using Electrify America’s charging station network.

Our vehicles are manufactured at our highly automated manufacturing facility in Hai Phong, Vietnam, which is the third-largest city in the country and situated just over 60 miles outside of Hanoi. Opened in 2019, our automobile manufacturing facility currently has a maximum production capacity rate (i.e. maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 EVs per year, is situated in a land area of 348 hectares, and is a beneficiary of multiple tax incentives being located in the Dinh Vu-Cat Hai Economic Zone. This facility, which we believe is one of the most highly automated and modern manufacturing facilities in Southeast Asia, is equipped with over 1,400 robots and has the capacity for highly automated production lines that reach automation levels of 90% and 95% for press and paint shop, respectively. The press shop is capable of producing up to 38 frames per hour. We believe this automation is a hallmark of our integrated capabilities across VinFast. This facility was used in the past to produce our legacy ICE vehicle lineup and now exclusively produces our VinFast EVs (currently the VF e34, VF 8 and VF 9), e-scooters and e-buses. When our factory was built, we designed our manufacturing facility to incorporate a high degree of operational flexibility to accommodate the parallel production of our full suite of vehicle models. This foresight has allowed us to seamlessly switch from ICE to EV production and will be critical to our expected operational flexibility for producing multiple SUV models on the same assembly line simultaneously. From a logistics perspective, we are confident in our outbound shipping capabilities to global locations from our Hai Phong facility, given it is directly next to the Lach Huyen port in Vietnam, with significant access to global roll-on/roll-off cargo shipping partners. The Lach Huyen deep-sea port, which opened in 2018 with 14 meters of depth and has a capacity of 100,000 DWT, is one of the deepest and largest ports in the country.

Bolstering our manufacturing operations in Vietnam is an on-site, integrated supplier park that facilitates reliable and cost-effective collaboration with our partner-suppliers, as well as logistical efficiency for parts and supply to our factory shops. Our manufacturing operations in Vietnam have a significant cost advantage for sourcing key supplies and components because we source approximately 60% of the components for our EVs (excluding batteries) from suppliers in Vietnam, most of which are established international suppliers, based on the total value of parts produced or packed in Vietnam as a percentage of the total free-on-board cost of our vehicles (excluding batteries) as of September 30, 2022. There are a number of key suppliers on-site in Hai Phong, including ZF, FORVIA and Lear Corporation. We also have plans to expand our integrated supplier park in Hai Phong with additional suppliers from Korea and China. In addition to the supplier park, some of our suppliers are located directly on our general assembly line, ensuring full integration and alignment across the manufacturing process. Outside of our on-site park, we have relationships with approximately 620 additional suppliers globally. One of our most important partners and a subsidiary of Vingroup, VinES, is a key battery pack supplier to us and is in the process of developing battery cell production capabilities in Vietnam. We intend for VinES-produced battery cells to eventually be included in the battery packs that VinES supplies to us. VinES is in the process of constructing a gigafactory in Central Vietnam to expand its battery pack production capabilities. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion. The supplier park and strategic supply chain have been beneficial to us in navigating and mitigating supply chain issues in the automobile industry in recent months. We believe we have been early and proactive in managing our supply chain and are focused on a diversified approach, particularly in our battery sourcing. We also have a dual-design approach to chip integration, which allows us to achieve the same functionality across vehicles with a variety of chip manufacturers. The flexibility we have built into our vehicles allows for diversification across the supply chain, without reliance on a single supplier for critical vehicle parts.

We believe that we have laid the groundwork to achieve future profitable growth through automation, access to a low-cost labor pool in Vietnam, and the ability to achieve economies of scale through our mass market approach and volume efficiencies with suppliers. Our existing and fully automated manufacturing facility has the potential to be a significant competitive advantage for us as we roll out new vehicle platforms in the coming years. Relative to other geographies, Vietnam offers a very competitive cost of labor and a technically-skilled labor force, and we believe we have ample experience in automotive production, supplier management and optimizing operating efficiencies to produce greater margin benefits. We believe that targeting the highest-growing segments of the market, with our ability to produce vehicles at scale, will provide clear economies of scale from a supply and production standpoint. Our investments in our operational and manufacturing capabilities have allowed us to create structural levers for growth and give us confidence in our path to profitability.

In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 712 hectares in Chatham County, North Carolina. Commissioning of the facility is targeted for the second half of 2024. The facility is expected to have an annual capacity of 150,000 vehicles per year. We believe this facility will help to diversify our manufacturing footprint in a critical growth market where we plan to expand and can enable us to take advantage of available state and local incentives. Additionally, our customers in the United States may be able to take advantage of U.S. federal tax credits once our North Carolina facility commences operations and final assembly of our vehicles, subject to, among other things, their income eligibility as well as our ability to meet requirements on battery components and critical minerals. We aim to replicate the successes of our Hai Phong facility as we extend our manufacturing footprint to the United States. We intend for our North Carolina facility to have the same high level of automation and flexibility as our Hai Phong facility, closely situated supplier-partners and an integrated supplier park and supply chain.

To launch our products in international markets, we are employing a D2C sales model built around a personalized and approachable experience, whether via our customer app, online through our virtual showrooms and VinFast website, or alternatively, in person at one of our branded, fully-owned VinFast showrooms across the globe. Our global roll-out plan will focus on North America and Europe in the medium-term, and we plan to have 15 showrooms in the U.S., 13 showrooms in Europe (within Germany, France and the Netherlands) and eight showrooms in Canada by the end of 2022. We have opened six showrooms in the U.S., all of which are in California, one showroom in Paris, France, one showroom in Cologne, Germany and two showrooms in Toronto and Quebec, Canada. In Vietnam, we have 87 showrooms, of which 56 showrooms are owned and operated by us and the remaining are opened in collaboration with our dealers. We plan to roll out three different showroom models (1S, 2S and 3S), each adapted for the intended customer experience, with smaller showrooms for consumer education in high footfall traffic areas and more traditional showrooms with test-driving capabilities in targeted areas. Our showrooms serve as a place for customers to experience the VinFast brand and products, to meet as members of the VinFast community and as a hub for VinFast service solutions. This O2O sales model is a key facet of our business strategy.

Our commitment to ESG initiatives is institutionalized through a thoughtful, comprehensive and forward-thinking ESG strategy. Our products are meticulously designed with a low-to-zero emission framework and to minimize impact on the environment. We have adopted industry best practices to reduce our carbon footprint and target best-in-class environmental standards. As we lead the charge to a brighter, greener and safer future, we plan to leverage our social and governance policies as key catalysts for achieving our vision. Our social policies reflect our commitment to our customers, employees and communities, while our governance structure reflects our core values of fairness, efficiency, accountability and transparency. We seek to periodically validate our progress in honoring our ESG commitment and to identify areas for improvement. As part of this effort, in 2022, we engaged Morningstar Sustainalytics to perform a broad-based Corporate ESG Assessment of our company covering seven distinct ESG categories: carbon — product and services; human capital; product governance; business ethics; carbon-own operations; human rights — supply chain; and corporate governance. We received an overall indicative Corporate ESG Assessment score of 23.3, which places us in the “medium risk” category as of July 2022. Our indicative score would place us in the top ten (9th ranked out of 72) of automobile companies and having the top ESG rating (lowest potential risk) compared with other pure EV car companies, in each case among companies assessed by Sustainalytics.

We are led by a keenly focused management team that is highly motivated to deliver on our mission of making EVs smarter and more inclusive. Our Global CEO, Le Thi Thu Thuy, also holds the position of Vice Chairwoman of Vingroup and was one of the key Vingroup executives behind the push into vehicle manufacturing. She was responsible for the formation of VinFast and led the execution of a startup plan from the ground up in 2017, with our first vehicles delivered only 21 months later. She has built a highly experienced, diverse and globally sourced team to execute our strategy. This team includes veterans from the automotive and technology industries with an average of 23 years of relevant industry experience. Our entrepreneurial and innovative culture from the top down in our organization is driven by our core belief that we are “boundless together.”

We had net losses of VND18,950.2 billion and VND32,219.0 billion ($1,348.1 million) in 2020 and 2021, respectively, and total debt (which is our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowing from related parties) of

VND47,169.8 billion ($1,973.6 million) as of December 31, 2021. We had net losses for the period of VND17,793.8 billion and VND33,663.2 billion ($1,408.5 million) for the nine months ended September 30, 2021 and 2022, respectively, and total debt of VND25,066.0 billion ($1,048.8 million) as of September 30, 2022.

Smart Mobility and the VinFast Differentiators

Our full-service driver and ownership experience is a hallmark of the VinFast brand and built around the concept of Smart Mobility, which we believe differentiates us from our competitors. To us, Smart Mobility encompasses the following:

•	Premium Quality Product

•	Thoughtful design for a boundless premium experience – We evoke EMOTION and PASSION between driver and car

•	Top-of-the-line vehicle lineup – We offer a LUXURIOUS and STYLISH product line with skilled craftsmanship in every detail

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“TECHNOLOGY FOR LIFE” – We embrace PERSONALIZATION and CONNECTIVITY with a full suite of standard smart infotainment features including a heads-up display, virtual personal assistant, in-car commerce and mobile office capabilities, creating a space for lifestyle between home and office

•	Sustainability – We aim to deliver our products RESPONSIBLY to help promote a greener world for us all

•	Steadfast focus on meeting world-class safety standards – We focus unwaveringly on SAFETY

•	Inclusive Price

•	ACCESSIBILITY – We seek to offer our products in a more approachable and accessible way relative to closest EV peers to help increase opportunities for greater EV adoption globally

•	We offer high performance, luxurious features, premium quality, an advanced suite of enhanced technology and cutting-edge engineering execution at a COMPETITIVE price point

•	FLEXIBLE purchase options, including own, lease, and our Battery Subscription Program to suit any customer’s preference

•	Peace-of-Mind Ownership Experience

•	Our goal is to provide BEST-IN-CLASS after-sale service with 10-year / 125,000-mile warranty and 24/7 roadside assistance

•	WORRY-FREE experience through our “INVISIBLE SERVICE” model with remote and mobile service offerings

•	EASE-OF-ACCESS to our network of service showrooms and integrated suite of EV charging solutions through VinFast Power Solutions and partners such as Electrify America and Bosch

Our Business Strengths

We believe we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

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Comprehensive Mobility Ecosystem with Strategic Focus on High Growth Segments: We boast a broad EV mobility platform, including electric cars, e-scooters and e-buses. We believe we have achieved a leading market share across each of our vehicle segments in Vietnam. We have strategically targeted the highest-growth segments and have formulated our growth outlook with data from reputable global automotive industry consultants in building our international expansion plan. Not only do we forecast an increasing secular shift to EVs, but we have also studied our key growth markets and targeted the SUV segment initially, the segment of the passenger light vehicle market with the highest expected growth in demand. As customer demand increases for long distance travel, larger in-vehicle space and larger storage space, Frost & Sullivan expects the C, D, and E vehicle segments to grow globally at 3.4%, 3.8% and 3.8% CAGRs, respectively, from 2021 to 2027. Our TAM is forecasted to reach $1.3 trillion, representing an annual shipment of approximately 35 million vehicles, by 2027, according to Frost & Sullivan. We believe we are reaching the fastest growing market at a competitive price point relative to our closest EV peers. The F&S Customer Survey conducted in February 2022 found that customers who have placed reservations for VinFast EVs prefer our vehicles over those of direct peers mainly for our attractive design, inclusive price (taking into account our optional Battery Subscription Program) and outstanding technology, with more than 74% of respondents selecting these as the most important factors influencing their reservation decision. We believe our pricing model, providing luxury-level features and premium quality at a competitive price point, positions our EV platform for achievable penetration of our addressable market, through the potential for conversion of a greater number of ICE drivers into new EV drivers. We have seen success in this conversion effort thus far. A majority of our U.S. customers who placed reservations for VinFast EVs and participated in the F&S Customer Survey are switching from ICE vehicles to a VinFast EV. Over 69% of F&S Customer Survey respondents currently owning at least one car and over 89% of respondents own ICE vehicles. Given our strategic focus on EVs, we have tailored our business model to target segments that we believe will achieve the highest growth and profitability across the EV spectrum.

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Attractive Lineup of Skillfully Engineered, Luxurious EV SUVs: Our comprehensive lineup of EVs, highlighted by the VF 8 and VF 9, enhances and complements the lives of our drivers through their lifestyle-friendly design. Incorporating high quality craftsmanship, alongside our proprietary tech-forward infotainment system, we aim to provide a luxurious, advanced and customizable offering of the features that EV drivers have come to desire. Every decision that we make in the design of our vehicles is framed with the driver in mind – from our spacious seats to the colored heads-up display, simplistic dashboard and personal assistant interface, we expect the VinFast system to become fully integrated into our drivers’ lives. On the exterior, our signature lighting that frames our “V” logo sweeps out to the corners of the car and powerfully exudes our brand. The overarching character of our vehicles provides a comfortable and modern feel, while making a powerful statement on the VinFast Lifestyle. In addition, we plan to introduce new trims for the VF 8 and VF 9 in the next two years to provide a comprehensive and higher-end product offering, focusing on sustainable materials and adding more premium features such as higher-end interior materials, elevated smart features and enhanced ADAS.

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Innovation-Driven, Technology-Centric Platform: We offer integrated, state-of-the-art technology across our vehicle segments and in our associated mobile application platform. Our platform was built with the philosophy of “technology for life,” driven by the belief that technology should enable the safest, most driver-friendly experience possible. To us, “technology for life” involves being thoughtful with our design features and R&D efforts, while maintaining a strategic focus on the highest value and most practical features to support our customers’ needs. Our development teams work with well-established engineering service providers and suppliers of high-quality components to build differentiated and personalized features, such as virtual assistants, in-car e-commerce, in-car entertainment, facial recognition, voice biometrics and more to create a truly personalized driving experience. With safety being of paramount importance, our heads-up-display, standard across all VinFast EV models, helps to ensure drivers’ eyes remain on the road to avoid the distraction of looking at consoles or panels below. In addition, we are focused on including the latest practical safety features through our ADAS implementation. Each of the vehicles that we currently plan to launch are planned to be offered with ADAS Level 2 capabilities. We plan to implement components of ADAS Level 3 in our vehicles in early 2024 and thereafter progress to ADAS Level 4 capabilities. Our technology platform provides ancillary revenue stream opportunities for VinFast over the ownership cycle, including features available for a monthly subscription fee.

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Differentiated Ownership Experience to Drive Brand Loyalty: Our vision is to transform the traditional vehicle ownership model into a customized experience for our drivers, thereby increasing brand loyalty and adding more value to our drivers. We aim to do this through four key initiatives: our cloud-based companion app, unique warranty offer, “invisible service” program and VinFast Power Solutions. We intend for our app to allow for a fully-connected experience and act as a hub for owner-to-owner interaction, vehicle service, infotainment connectivity and more. Our 10-year / 125,000-mile comprehensive warranty, including our roadside assistance package, demonstrates our commitment to the quality of our products. Our “invisible service” program will aim to bring best-in-class convenience to our customers through remote care (diagnostics and virtual repairs), mobile services (provided by a fleet of EV vans) and roadside assistance, all of which will be accessible through our customer app and our 24/7 service centers. Finally, through our VinFast Power Solutions, we aim to alleviate anxiety around charging and autonomy by offering at-home smart charging solutions coupled with access to an extensive charging network through our E-Mobility platform.

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Flexible Offering at an Inclusive Price Point: We believe that providing a flexible, high-quality product offering at an inclusive price point is critical to our “boundless together” philosophy. This philosophy offers the benefits of EVs to a broader population than possible today, which we believe will provide flexibility for us to capture market share. Our inclusive pricing model differentiates us from most OEMs in the market today that are pursuing the higher-priced premium segment. We target a broader market and offer a lower TCO proposition compared to the average of our peers, without compromising on our design or technology suite. In short, we believe we offer the greatest value per mile of driver range relative to our peers. We believe we deliver this value not only through our competitive pricing relative to peers but also through our flexible ownership options, including our Battery Subscription Program, to reach a broader driver and ownership base. We have multiple advantages that allow us to maintain price competitiveness, including our highly-automated manufacturing facility, our access to a low-cost labor base in Vietnam, our well-diversified supplier base, relatively favorable tax environment and established trade agreements between Vietnam and the U.S., European Union and other major global markets. These relative strengths have allowed us to build a competitive cost structure that enables our inclusive pricing model.

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Demonstrated Speed to Market and Ability to Execute: We have demonstrated our ability to deliver on market capture and brand building within Vietnam. With our initial line of ICE vehicles, we reached start of production within 21 months from company inception. Within 18 months from product launch, we gained the leading market share in Vietnam for each of our product segments, based on management’s analysis of publicly available data, taking market share from global automotive OEMs from Europe, the U.S. and Asia who have historically dominated these segments. From a product launch perspective, we had great success with the launch of our VF e34, Vietnam’s first EV that we pioneered last year, setting records in Vietnam by receiving over 25,000 reservations after 3 months, and receiving more than 417,500 organic discussions on social media in the two days following the announcement. The VF e34 was voted the “Green vehicle of 2022” and “Favorite C-segment CUV in 2022” by Otofun and recognized as one of the top 10 best-selling vehicles in Vietnam in June 2022 according to VAMA, TC Group and our public sales report. Similarly, our “The Future is Now” delivery event for the VF 8 at our manufacturing facility in Hai Phong in September 2022 has been featured by over 700 news outlets and has received over 8.5 million views on social media platforms. We believe our success in Vietnam has been enabled by our flat organizational structure, quick decision-making, and strong cooperation with internal and external parties. Our appearance at CES in January 2022 where we unveiled our VF 8 and VF 9 models, which was posted on various social media platforms and websites, received 7.7 million views in aggregate across social media platforms and websites within the first 48 hours of the unveiling. We have been featured by approximately 2,500 international and local media outlets, reaching a global audience of approximately 10 million with over 21 million impressions. After we debuted our planned EV lineup at CES in January 2022, we began accepting reservations globally for our VF 8 and VF 9 models and received approximately 24,000 reservations in the first 48 hours. As of September 30, 2022, we had reservations for approximately 58,000 VF 8 and VF 9 EVs globally, of which approximately 20% were reservations with non-refundable reservation fees and the remainder are cancellable reservations with small refundable reservation fees. At present, we are concurrently developing four new EV models, which we plan to roll out in the international markets within the next two years.

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Highly Automated Manufacturing Capabilities: We produce vehicles out of our factory in Hai Phong, which we believe is one of the most highly automated and modern manufacturing facilities in Southeast Asia. Our automobile manufacturing facility opened in 2018 and has supported the production of seven vehicle models (four ICE models, one e-bus model and three EV models) and nine e-scooter models with 16 different variants. The automobile manufacturing factory has a maximum production capacity rate (i.e. maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 EVs per year and a lean production capacity rate (i.e. the number of vehicles that can be constantly manufactured in a year without additional shifts) of up to 250,000 vehicles per year. In order to facilitate volume expansion that we expect to achieve, we currently plan to expand our global maximum production capacity to a rate of up to 1,100,000 vehicles per year by 2026, and we anticipate the utilization rates to improve in line with our growing global production capacity and demand for VinFast vehicles. Both production volumes and capacity would be subject to market opportunities, demand, feasibility study, the availability of financing and timely completion of our capacity expansion projects. We believe our proven manufacturing capabilities will enable us to deliver on a global scale. In addition, we benefit from an integrated supplier park at our Hai Phong facility with our key partners on site, including ZF, FORVIA, Lear Corporation and others, which helps us to achieve economies of scale, drive manufacturing optimization and reduce costs. We source approximately 60% of the components for our EVs (excluding batteries) from suppliers in Vietnam, most of which are established international suppliers, based on the total value of parts produced or packed in Vietnam as a percentage of the total free-on-board cost of our vehicles (excluding batteries) as of September 30, 2022. Our location in Hai Phong, the third-largest city in Vietnam and home to one of its largest deep-sea ports, provides a competitive advantage in logistics as we ship our vehicles across the globe. Additionally, in 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 712 hectares in Chatham County, North Carolina. Commissioning of the facility is targeted for the second half of 2024.

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Foundational Support from Vingroup: Our relationship with our corporate parent, Vingroup, affords us a superior competitive footing relative to other peers entering the electric vehicle market, especially through the partnership channels of Vingroup. Vingroup, together with VinFast’s shareholders, has provided substantial financial and strategic support to VinFast since our founding. As of September 30, 2022, approximately $7.5 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. We have benefited from access to the full range of IP and R&D capabilities in the Vingroup technology ecosystem. One of the Vingroup companies that we expect will continue to play an integral role in our operation is VinES, one of our key battery partners. We have sourced battery packs from VinES since VinES commenced production of battery packs in the second quarter of 2022. VinES plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. As affiliates in the Vingroup ecosystem, VinES is expected to grow in lockstep with us to remain a tier 1 supplier of batteries to us as we expand. To that end, another of our Vingroup affiliates has made an investment in ProLogium, a manufacturer of next-generation solid-state batteries, which we believe will lead to future opportunities for us and VinES to collaborate in applying next-generation solid-state battery technology to VinFast vehicles. We believe this may reduce uncertainties associated with reliance on unrelated third parties outside of the Vingroup ecosystem for batteries. VinES is in the process of constructing a gigafactory in Central Vietnam to expand its battery pack production capabilities. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion.

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Experienced, Diverse and Entrepreneurial Management: Our leadership team is singularly focused on achieving the original goals set out by Vingroup when VinFast was founded: to establish a high-quality, globally recognized e-mobility EV manufacturer in Vietnam. We are led by Global CEO, Le Thi Thu Thuy, who also holds the position of Vice Chairwoman of Vingroup. With 25 years of experience, Ms. Le was one of the key Vingroup executives instrumental in the push for the creation of a tech-forward vehicle manufacturing company. She has assembled a deep bench of talent from the automotive, technology and finance industries, unified by the spirit of “boundless together” and dedicated to driving the electric vehicle revolution for VinFast. We also benefit from the diverse experiences of our senior management team who come from different industries, including those that have previously served in different roles in leading automotive and technology companies, such as BMW, Ford, General Motors, McLaren and Microsoft.

Our Key Focus Areas and Long-Term Growth Strategies

Our long-term growth strategy is anchored on the following key pillars:

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Increase Global Reach to Meet Demand: Our strategy is to continue growing our global footprint into areas where we expect high EV demand growth. North America (the U.S. and Canada) and Europe, represent the largest addressable markets for our EVs, together expected to represent approximately 42% of the global EV market by 2027, according to Frost & Sullivan. We plan to target these markets concurrently as we roll out our initial line of EVs and expand our sales network through new showroom openings. Based on our current growth strategy and the expected market opportunity, we anticipate that the U.S. and Europe will be of similar significance to us in the medium to long-term. Based on our current outlook for growth in demand for our vehicles, particularly in the B, D and E segments, we expect the VF 6s and VF 8s to account for the majority of our sales volume and the VF 8s and VF 9s to account for the majority of our EV revenue in the near-term.

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We plan to expand both our physical showrooms and other sales efforts so that we can continue to provide greater access to our products and price points as market conditions warrant. In Phase One of our global roll-out, we are beginning in the U.S., Canada, Germany, France, the Netherlands and Vietnam. Concurrently, we expect to roll out our online platform across the globe to execute on our digital strategy to complement the in-person experience. Our website will allow for full customization of the vehicle and use virtual reality to allow for a near-tangible buying experience from the comfort of our customers’ homes. We plan to open more than 70 showrooms across North America and Europe by the end of 2023, which will either be owned and operated by us or opened in collaboration with our dealers. In Phase Two, we plan to expand our penetration in our initial target markets of the U.S., Canada, Germany, France, the Netherlands and Vietnam and to begin distributing VinFast vehicles in other markets globally through partnerships with strategically selected distributors. In addition, we continue to build out our B2B strategy of entering into business relationships with large corporations and well-known leasing, mobility and short-term rental suppliers. Since the beginning of our global rollout, we have evaluated potential demand from the B2B customer segment and identified it as a meaningful contributor to our strategic vision. We believe that short-term rentals serve as valuable test drive opportunities for our vehicles that can drive more future owners to our online sales channel. In addition, we plan to offer insurance and maintenance services to expand our revenue streams, and may evaluate pre-owned and remarketing opportunities to further service our customers and financial service providers as part of our overall B2B strategy.

Notes:

1.	Including VinFast-owned showrooms and partnership showrooms.
2.	Pre-construction work for phase 1 of the Manufacturing Center in North Carolina commenced in the third quarter of 2022, with commissioning targeted for the second half of 2024.

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Continue Augmenting our “Technology for Life” Offering: We intend to remain at the forefront of automotive technology through our in-house R&D and external partnerships. We seek to deliver the best experience for our drivers with innovative customer-centric applications inside and outside the vehicles. We plan to continuously make our vehicles smarter over time through OTA system updates, and we intend to leverage the power of data to understand and serve our drivers better through AI. Through a network of renowned partners in various industries, we aim to continue creating a technology ecosystem that allows us to seamlessly adapt to the changing technology landscape broadly, and develop features with the driver in mind, such as adding additional languages on our voice assistant, more connectivity with mobile phones and more. We have more technologies and applications still in the pipeline (such as enhanced autonomous features with ADAS) and plan to incorporate them into our vehicles to constantly provide a state-of-the-art driving experience that we believe will attract new drivers to our brand, build brand loyalty with existing drivers and help VinFast stand out as a leader among our peers. Each of the vehicles that we currently plan to launch are planned to be offered with ADAS Level 2 capabilities. We plan to implement components of ADAS Level 3 in our vehicles in early 2024 and thereafter progress to ADAS Level 4 capabilities.

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Innovate Our Commercial Approach to Drive Incremental Market Share: We intend to rapidly expand our sales network across the globe, while simultaneously building out after-sales infrastructure to support our drivers. We intend to approach the market with a significant social media presence, as well as traditional advertising and in-person showrooms. A large tenet of our growth strategy will come from our O2O customer engagement strategy, with the aim of allowing a high level of customization and personalization for our drivers. Customers will be able to engage with us online through our website and companion app, while our showroom network will provide an offline, tangible in-person experience. We believe continued direct engagement is important, not only though our membership program, but also through multiple touchpoints on social media. We believe the insights gained through direct interaction with our drivers will allow us to respond efficiently to customer needs in future vehicle feature development. Additionally, we plan to work with VinES on an ongoing basis to optimize our battery costs, in order to maintain our price point differentiation in the EV market.

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Expand Our Product Offering: We plan to continually evaluate the benefits of expanding our portfolio into other high-growth, high-demand EV segments in the future. We plan to introduce new trims for the VF 8 and VF 9 in the next two years. Our forthcoming “green” trim is expected to be made from sustainable materials and serve as a more eco-friendly option for drivers. Our forthcoming “lux” trim is expected to be made with higher-end materials to offer drivers a more luxurious surrounding and feature elevated E/E performance, interior design, infotainment and ADAS features. We also intend to evaluate expansion into segments such as sedans, pickup trucks and commercial electric vehicles. We have a track record of rolling out our vehicle platforms at a fast pace and aim to capitalize on market opportunities complementary to our platform. Our in-house development of new products is based on research on the demands of our drivers, and we are built to be nimble in responding to market opportunities. With respect to our current anticipated all-electric SUV product line, in addition to the VF e34 (C-segment) rolled out in 2021 and the VF 8 (D-segment) rolled out in 2022, we plan to launch the VF 9 (E-segment) in early 2023, followed by the VF 5 (A-segment), VF 6 (B-segment) and VF 7 (C-segment) in 2023. These vehicles are being released in high-growth markets that we have researched for size and demand opportunity, and we will use the same level of scrutiny in conducting our market research to determine how and when to expand into new product lines and relevant markets. The VF 5, VF 6 and VF 7 were recognized on Forbes Wheels’ list of “The 10 coolest cars from CES 2022.”

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Enhance and Refine Our Service Offering: Building on our customer-centric mindset throughout our development and commercial processes, we plan to continue expanding and improving our service offering. As we continue to expand into additional geographies globally, we plan to build upon our service network and mobile service platform to ensure on-demand coverage for all drivers. Given our vehicles are OTA-upgrade enabled, we intend to continue developing technology to make servicing a remote or hands-free process to the greatest extent possible. Along with expanding our service offering, we expect to add incremental charging partners to our network, ensuring seamless and accessible charging.

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Pursue Enhanced Manufacturing Automation and Capacity Expansion: We plan to expand our global maximum production capacity to a rate of up to 1,100,000 vehicles per year by 2026 (assuming the realization of expected growth in demand for our EVs and the availability of financing for, and timely and on-budget completion of, capacity expansion projects). This expansion is expected to come in the form of investments in technology, equipment and infrastructure to add manufacturing capacity within our existing facility in Hai Phong, as well as opening an additional factory in the U.S. In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. Pre-construction work for phase 1 of the factory commenced in the third quarter of 2022, with commissioning targeted for the second half of 2024. Phase 1 of the facility is expected to have an initial capacity of 150,000 vehicles per year, with the site, layout and infrastructure of the facility designed to accommodate further capacity expansion to 250,000 vehicles per year upon completion of phase 2. We believe this facility will help diversify our manufacturing footprint in a critical growth market where we plan to expand and take advantage of applicable state and local incentives. We plan to continue to manufacture our vehicles in Vietnam and export them to the U.S. to fill U.S. orders until our North Carolina facility commences production and meets our U.S. volume requirements. In addition, we plan to continue improving the efficiency of our manufacturing process with the implementation of additional automated technology throughout the entire manufacturing value chain, which we believe is already conforming to Industry 4.0 standards of interconnectivity, automation, machine-learning and real-time data processing incorporation.

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Broaden Our Ancillary Revenue Streams: Our vehicles’ built-in features provide a large opportunity for ancillary revenue streams in the future. We envision the following potential ancillary revenue streams in addition to our primary revenue focus on vehicle and aftermarket sales: licensing of higher-tech autonomy features, licensing the use of advanced infotainment and data sharing features, “invisible service” program, vehicle financing and subscription services through our infotainment platform. From a data collection perspective, we see a large opportunity to develop increased features and functionalities by sharing our collective intelligence with partners as well.

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Drive Intelligent Growth through Organic and Inorganic Opportunities: We plan to pursue potential organic and inorganic growth opportunities which align with our business strategy. We plan to put capital to work to grow in new organic channels, including broadening and improving upon our current portfolio offering (such as potential supplier integration and additional vehicle segments). We plan to also explore potential avenues of inorganic growth in furtherance of the mission of Smart Mobility. To date, we and our affiliates have made investments in early-stage technology companies that could be additive to our platform in the future, including: StoreDot, which plans to manufacture extremely fast charging lithium-ion battery cells; ProLogium, which is developing solid-state battery cells; and Autobrains, a developer of AI for autonomous driving. We look forward to the possibility of building relationships with other companies that share our entrepreneurial, innovative spirit and plan to continue making relevant investments to expand the VinFast ecosystem by bringing strategic partners together with meaningful capital.

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Continue to Promote and Invest in our ESG Framework: As we continue to expand in new global markets, we acknowledge global warming and climate related risks. As a company, we are resiliently pursuing zero-emission vehicles both through innovation and sustainability. We have declared our commitment to sustainability as a signer of the COP26 ZEV declaration and The Climate Pledge. We have set a target to be carbon neutral by 2040 in all our operations. Recognizing the need for green and clean energy, we ceased all production of ICE vehicles in early November 2022 and converted our manufacturing entirely to EV vehicles in line with our journey to reduce our carbon footprint and pursue environmental stewardship. Apart from the inherent environmental benefits of our product line, we plan to strategically collaborate with VinES to operate a battery recycling program in the pursuit of achieving zero waste to landfill. We conduct social outreach programs in the communities where we operate in support of local enterprises and social economic upliftment and for our employees and stakeholders, as a key component of our operations. From a governance perspective, we continue to serve the best interests of our shareholders through a balanced board of directors with a focus on diversity, equity and inclusion in our leadership and complying with the latest index and regulatory requirements. We expect promoting this ESG framework will generate recognition for our brand, while also promoting a well-rounded and inclusive environment that we expect will be attractive to current and future VinFast stakeholders.

Our Electric Vehicles

Our electric vehicles are designed for the lifestyle of the modern EV adopter: tech-forward, high-end, and constantly-evolving. We are passionate about providing high-quality, clean, sleek and practical vehicles, tailored specifically to the end markets we are targeting on a vehicle-by-vehicle basis. We have worked with our globally-recognized design partners, primarily Pininfarina, to ensure each of our vehicles offers a distinctive and unique style. Our designs feature our signature lighting that frames our “V” logo and sweeps out to the corners of the car. This design element communicates our brand day and night. Each vehicle segment is creatively designed to fit the key characteristics and wants of drivers in that specific segment; including various proportions, in-cabin seating options, wheelbases and other key features. The overarching character of our vehicles provides a comfortable and modern feel, while powerfully representing the VinFast brand.

Inside the vehicles, there is a unique blend of simplified technology and hand-craftsmanship. One of the highlights of the interior is our proprietary, full-color heads-up display to put information directly in the driver’s line of sight to keep attention on the road. A large, high-quality touchscreen minimizes the number of physical buttons and simplifies the user interface. The soft interior trim in each VinFast vehicle is hand-cut and sewn, creating a customer-tailored and luxurious driver experience.

Vehicle Overview

Outside of our EV platform, we will also continue to produce e-buses and e-scooters.

Our e-scooter platform has been highly successful in Vietnam, with over 145,000 e-scooters delivered from inception through September 30, 2022. The scooters are also highly tech-enabled and convenient for riders, with batteries manufactured by LG Chem. We plan to roll out new e-scooter platforms domestically in Vietnam and in relevant international markets as we continue to scale.

Our e-bus platform is the first e-bus manufactured in Vietnam. It has a battery capacity of 281 kWh, is capable of traveling up to 175 miles on a single charge and is highly environmentally friendly, with zero emissions and little noise pollution. We have delivered nearly 170 e-buses from our inception through September 30, 2022. We plan to bring the e-bus platform to relevant international markets as well once we open our manufacturing facility in the U.S. and grow the sale of e-buses.

We have delivered nearly 88,000 vehicles (including ICE vehicles, VF e34, VF 8 and e-buses) since we started producing passenger cars in 2019 through the end of September 2022.

Battery Technology and Solutions

We believe that an integrated battery solution is important for our go-forward strategy of providing high-quality EVs at an inclusive price point for our global customers. To that end, VinFast and VinES have entered into a consultancy service agreement pursuant to which VinFast will be able to leverage VinES’s expertise and specialization on battery R&D, manufacturing, testing, performance and cost optimization and battery recycling. VinES provides EV battery packs for our vehicles, while VinFast remains the point of customer engagement for both sales and aftersales service. VinES directly invests in and owns the manufacturing facilities and the intellectual property associated with its battery cell and battery pack production.

VinES plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. We believe that these advancements by VinES can assist in reducing the battery supply chain uncertainty of third party providers that are outside of the Vingroup ecosystem and potentially enhance our overall value proposition to our drivers. We believe that our partnership with VinES will continue to provide an important strategic benefit in the management of a key input cost as we grow, as well benefits to drivers of our EVs in terms of day-to-day maintenance and functionality.

While we expect the majority of our drivers will choose to purchase or lease their VinFast with the battery included, we expect some drivers may prefer to purchase our EVs through our Battery Subscription Program. Our Battery Subscription Program is intended to supplement our primary model of outright sale of the full chassis and battery and to provide a flexible alternative that makes our EVs accessible at a lower, inclusive price point. Removing the price of the battery, which is among the largest components of the price of a typical EV, from the vehicle purchase price, and instead allowing for a monthly subscription fee to lease the battery, lowers the retail price of our EVs. We view this as a near-term strategy that will help facilitate early adoption by more drivers and bridge the transition to a lower-cost EV battery and long-term widespread adoption of EVs. It also highlights our ability and willingness to adopt innovative business models, prioritizing flexibility for our customers. We believe that our Battery Subscription Program provides customers with a worry-free battery experience: customers pay a monthly battery subscription that allows for unlimited driving mileage each month. We expect that the fixed payment monthly subscription fee in the U.S. will initially start at $110 per month for the VF 8 and $160 per month for the VF 9 (prices may vary by country). In Vietnam, customers that placed reservations before September 2022 may select between fixed and variable monthly subscription fees under our prior sales policy. We plan to monitor market demand and peers’ product offerings on an ongoing basis and adjust our go-to-market strategy dynamically with an aim of ensuring that VinFast EVs and the VinFast Lifestyle remain accessible.

Customers will enter into battery lease contracts with us and pay a fixed monthly battery subscription fee for unlimited miles, with payments facilitated via our customer app. Under the program, we would offer customers a replacement battery once charging capacity falls below 70% as part of a warranty that we offer for the duration of the battery lease with our Battery Subscription Program. We replace the battery free-of-charge at a VinFast service location – a convenient process that on average takes approximately one hour of service time. Once replaced, we plan to collect the batteries for repair, recycling or repurposing. If a car is sold in the secondary market, the battery subscription contract will also be assigned to the new owner, allowing for a seamless transition and continuity of maintenance cover.

Technology

A core component of our Chairman’s vision when founding VinFast was integrating the concept of “technology for life” into our vehicles. We believe technology should help enable the safest, most driver-friendly experience possible, and we focus relentlessly on improving that. We have endeavored to make owning, driving or riding in a VinFast a seamless experience between home, workspace and everything in between. We achieve this primarily through a unified driving experience built around the driver and enabled through technology. This is exemplified through our driver-friendly 15.6” central console screen, benefiting from an on-windshield heads-up-display, summoning the car from car-park to curb, self-parking capability, voice-activated command systems and AI-powered driver-assist and ADAS capabilities. We offer a robust suite of tech-enabled features that come standard across our produced segments as part of the VinFast experience and will provide additional enhancements to meet our drivers’ preferences for an additional cost. The VinFast technology ecosystem extends beyond the car itself via our companion app, as well as with an online networking experience through the VinFast community of drivers, reflecting the emphasis on Smart Mobility and Connectivity at all levels of the VinFast driving experience.

Underlying our technology design philosophy is an intense focus on standardization and the interrelationship of key designs and parts to deploy innovation as cost-effectively as possible. We proactively engineer as much of our ecosystem to be interchangeable across models as possible and practical so that when we engineer or innovate one piece of technology, it can be integrated with little additional cost or operational friction. This has enabled us to rapidly launch new products within the EV market. This permeates our overall production schedule and enables us to keep control of product quality and cost as we continue to grow and innovate.

Integrated Partnership Model

We deliver top-tier technology using a well-practiced screening approach to integrate and own a specific technology capability in-house when economically feasible. Otherwise, we align with leading partners who have a competitive advantage of production for certain technology or components that will improve our production efficiencies. We safeguard our technological innovation with intellectual property patents, whether developed within VinFast or sourced through well-vetted partnerships, to ensure that VinFast controls the key decision-making technology powering our vehicles. This relationship management framework includes in-house capabilities developed over the years at VinFast and the Vingroup family of companies.

We aim to keep in-house certain critical components of electric vehicles, including our electric motor, infotainment software, ADAS software, and battery management system design. We seek margin benefit and economy-of-scale uplift by outsourcing production of certain hardware components where our partners can provide us a competitive advantage. We also commit a significant amount of resources, budget and time to finding and sourcing the best possible partnerships across global suppliers and continuously review these contracts and arrangements to ensure optimal terms, information-sharing and operational efficiencies in our partnership network.

Connected Car, Connected Driver, Connected Lifestyle

We have created a proprietary infotainment system that provides a seamless, integrated and fully-connected experience for our drivers. Our goal is to bring “technology for life” to our drivers and provide an unmatched experience in terms of convenience, customization and community. This begins as soon as our driver steps into the vehicle. Our vehicles use facial recognition to automate changes to climate control, lighting and seat settings so that our customers are effortlessly comfortable. Deep learning AI technology and data analysis of drivers’ faces facilitates our ability to further understand and adapt vehicle settings to their lifestyle profile. Additionally, through a single, large central screen and a heads-up display, drivers can access multiple applications and services through a unified and intuitive platform. Software updates occur seamlessly through an OTA update mechanism, powered through edge network computing supplied in collaboration with a technology partner.

VinFast vehicles and their integrated technology offerings save drivers’ time by maximizing flexibility as a “Live and Work” hub. This allows drivers the conveniences of checking emails and messages, with safety remaining the top priority. Mobile Home features include multiple virtual assistants, smart home control, video streaming and karaoke.

Key features of our infotainment system include:

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Personal Voice Assistant - Natural language conversation in the driver’s native language with integration from key technology partners, such as Amazon Alexa / Cerence, and the ability to speak six languages, starting with those of our key global rollout markets

•	Facial Recognition - Automates seat settings, climate control, lighting and infotainment profile

•	Mobile Office - Calendar and to-do-list management, email sending/receiving by voice

•	Integration with Key Mobile Operating Systems - Mobile projection into system through Apple CarPlay and Android Auto

•	Remote Control - Allows for the ability to start the vehicle remotely, set the temperature, lock/unlock the vehicle and set theft prevention technology

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Advanced AI and Machine Learning - The advanced voice assistance uses natural language processing techniques to predict and adapt to the drivers’ most used commands by deploying advanced AI and machine learning to constantly build knowledge and understanding of the drivers’ preferences

•	Firmware Over-The-Air (“FOTA”) - Updates software over the air providing feature enhancement and performance improvement throughout the vehicle lifecycle

The VinFast Infotainment and Connected Driver systems is capable of learning and understanding the driver’s preferences to optimize their driving experience. We place significant focus on cybersecurity in order to securely protect our drivers’ personal data.

Within our infotainment system, we have a variety of standard features, as well as an expanding portfolio of value added services and features that will enable ancillary revenue streams via subscriptions or on-demand features, such as geo-fencing, live traffic alerts, satellite view, Q&A with virtual assistant, smart home control, text-to-speech, speech-to-text and eCommerce.

Safety and ADAS

Safety is the most important pillar of our investment in technology. We want VinFast drivers to experience the safest possible mobility environment. The integrated heads-up display replaces the traditional driver console to keep drivers always informed without distracting their eyesight from the road. This system notifies drivers with information, ranging from regular vehicle alerts to specific warnings or notifications permitting the vehicle to act on the driver’s behalf, to actual triggers that are tied to the vehicle’s ADAS that will take over to act in the event of an emergency.

We design and develop our ADAS and Autonomous Driving software with a primary focus on safety and an equivalent emphasis on providing the latest advancements in autonomy. Our vehicles will be launched with Level 2 ADAS technology, including Active Safety and Highway Assist+ capabilities. This includes autonomous emergency braking, lane change assist, remote parking and summon abilities. Our driver facial recognition technology assists with driver-alertness safety features and automatic emergency calls. Our in-house team focuses on providing quality control and helping to co-develop unique features. We also leverage the Vingroup technology ecosystem in our ADAS development, including image processing from VinAI and natural language processing from VinBigData.

Autonomous Driving (Level 3 and above) promises to revolutionize the user experience in vehicles, improving the Smart Services offering while ensuring safety. Starting in 2024, we expect that our vehicles will have a Level 3 Traffic Jam Pilot, which will allow customers to take their hands, eyes and mind off of the road, under certain circumstances. When the Traffic Jam Pilot is active, the driver can enjoy our Smart Services offerings. We are also working on a Level 4 Auto Valet parking functionality, which is expected to enable drivers to immediately exit their vehicle upon arrival at a destination. A driverless VinFast vehicle will be able to find a parking spot and notify customers when it is successfully parked through our companion app. The driver can also summon their vehicle when they are ready to leave.

Electric Drive System / Powertrain

The VinFast Electric Drive System (“EDS”) is comprised of three main components: inverter, permanent magnet synchronous electric motor and gear box. Extensive research and development activities ranging from simulation, modeling and dynamometer to bench testing were carried out in-house to develop our EDS. High-efficiency, liquid-cooled permanent magnet synchronous (“PMS”) motors are designed to deliver high power and torque, while maintaining a competitive power-to-weight ratio and upholding the highest global safety standards. Our R&D activities have allowed us to reduce our overall development cycle time compared to competitors and produce a series of motors which are compact, powerful and robust in structure, and have a wide range of power output. VinFast patented technology paved the way to meet global thermal and noise, vibration and harshness (“NVH”) requirements of electric motors.

Our motor series has been tested through various duty cycles to replicate real driving conditions, controlled with our sophisticated software to meet our goals of driver comfort and tech-forward vehicles, while remaining competitive on a global scale. From an electromagnetic perspective, our motors are equipped with different types of winding per various levels of compactness, thermal requirements, cost and NVH attributes, among other features. In addition to compact design and short development cycle, the ease of manufacturing and optimized mounting points for simple integration and installation of the EDS system to the vehicles remain high priorities during the development cycle. We are also constantly looking for means of enhancing and innovating our powertrain systems, for example optimizing key hairpin motor technology and improving existing components, including cooling systems.

In our EDS software, we have integrated control algorithms for PMS motor control such as maximum torque per ampere (“MTPA”) which reduces copper loss in the electric motor, maximum torque per voltage (“MTPV”) which increases voltage utility capability of the high voltage (“HV”) battery pack and maximum torque per watt (“MTPW”) which optimizes the power of the HV battery pack. All of these advanced control algorithms increase the efficiency and performance of our powertrain system. Our software comes standard with safety features to meet ASIL-C (ISO26262) and integrated Cybersecurity (Level 3).

E/E Architecture

We have built a modern take on traditional E/E architecture to support our initial global vehicle rollout, allowing swift time-to-market with our E/E design that leverages global peers and is integrated across each of our current models. This approach allows us to scale back electronic control units as necessary in order to meet our desired cost level in bill of materials. We will have a standard architecture from the B- through E-segments, with the ability to remove feature sets as more basic models are manufactured. Our next-generation E/E architecture is currently in development, which will have the ability to support Level 3+ ADAS and set the standard globally with a domain-based architecture.

Battery Design and Battery Management System Design

The batteries in our vehicle are packed by our partner VinES, which is also a subsidiary of Vingroup, and other third party suppliers. We source battery components from a variety of third-party suppliers including Samsung SDI, CATL, and Gotion. We have sourced battery packs from VinES since VinES commenced production of battery packs in the second quarter of 2022. VinES plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. As affiliates in the Vingroup ecosystem, VinES is expected to grow in lockstep with us to remain a tier 1 supplier of batteries to us as we expand. To that end, another of our Vingroup affiliates has made an investment in ProLogium, a manufacturer of next-generation solid-state batteries, which we believe will lead to future opportunities for us and VinES to collaborate in applying next-generation solid-state battery technology to VinFast vehicles. This can help us reduce uncertainties associated with reliance on unrelated third parties outside of the Vingroup ecosystem for batteries. VinES is in the process of constructing a gigafactory in Central Vietnam to expand its battery pack production capabilities. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion.

VinES packs batteries, modules and other related power electronics to meet our requirements and provide optimal performance. The battery systems provide a high level of energy, allowing VinFast vehicles to achieve competitive performance ranges while optimizing for production and cost. For example, the usage of battery systems reduces the costs to run our vehicles’ heating and air-conditioning systems when compared to equivalent ICE models. The batteries utilize the high energy density and performance of Samsung 21700 NCA cells and side-cooling channels to maximize cell usage performance and safety. The cells are first packaged into the modules and then into the battery packs by VinES, which undergo extensive testing to achieve our standard level of reliability and endurance.

The battery design leverages the common architecture among vehicles and will initially consist of lithium-ion nickel cobalt aluminum chemistry. In the future, the batteries may include other advanced or more cost-effective battery chemistries to address unique needs and requirements of different markets. Our in-house developed battery management system (“BMS”) hardware and software monitors the status of the battery pack and manages its functionalities. The BMS has been designed with ruggedness in mind to facilitate operation across a range of operating conditions. Its adaptive algorithm monitors the health of the battery pack in real-time and optimizes its performance. The BMS comes with integrated support for future cybersecurity and intended cloud smart features, which can be easily customized to our EV models to provide exceptional safety, accuracy and performance optimization based on battery status, operating conditions and driver behavior. Our software and integration with our vehicle control unit (“VCU”) is designed to allow drivers to upgrade the batteries in their vehicles with higher-power batteries as they are developed in the future through a simple software update upon installation.

VinES has a battery testing and validation center which ensures product quality and guarantees its products are tested and meet international quality standards. VinES intends to further develop its technologies to provide better performance, including proprietary cell design, advanced module-less pack architecture and advanced smart functions that extend the features of the connected car. VinES also intends to adapt its engineering to latest-available battery innovations as soon as economically practical for the VinFast product range. We believe that the investments that VinES has made into the cell and pack manufacturing capabilities has positioned VinES to be able to support our growth plans.

VinFast Companion App and the VinFast Driver Network

Accessibility is key to enabling our technology ecosystem. Enabling interaction anytime and anywhere with our vehicles is top of mind from our design approach. We plan to launch our mobile companion app along with the delivery of our vehicles to our customers. Our mobile companion app will integrate our customers into the VinFast ecosystem from day one of the vehicle life cycle. The app will also act as VinFast’s portal to an ecosystem in which drivers can connect with VinFast for service, vehicle information and exclusive offers.

The companion app is designed to provide end-to-end digital features, defined by seven key feature categories, including sales, vehicle controls, charging, navigation, invisible service (e.g. booking service appointments, roadside assistance and firmware for OTA updates), smart vehicle functions (e.g. remote valet and smartphone mirroring) and smart ownership functions (e.g. managing driver profiles, facilitating monthly battery subscription fees, payments for charging services and paid-OTA updates).

Integrated Service Offering

Our approach to our integrated services offering is to create a customer-centric system that ensures the best care and responsiveness for our customers. This is incorporated through our companion app, which handles our end-to-end digital features of the ownership experience. We aim to provide a full-service ownership experience based on four key pillars:

We have tailored our offering to what we expect customers are looking for in a vehicle ownership experience. In a random survey we commissioned in 2022, of customers who reserved either the VF 8 or VF 9, we found that customers chose us primarily due to our attractive design, inclusive price, outstanding technology and wide range of aftersales services. The most important VinFast offering to customers was the charging solution, addressed by our VinFast Power Solutions program. Our 10-year / 125,000-mile warranty has also proven to be a differentiator, as it was our highest rated aftersales service.

To reflect our confidence in our product, we offer a unique 10-year / 125,000-mile warranty, including, among other things, basic powertrain coverage and high-voltage battery. This is a comprehensive warranty which is transferrable to the next owner, and which we expect will support the higher residual value for our vehicles. Our uniquely long and extensive warranty is intended to not only protect our customers but signal our confidence in the quality of our vehicles.

We want maintenance to be as seamless as possible for our customers. We plan to build out a network of our directly-operated and authorized service centers in each of our key markets where on-site technicians perform warranty, repair, and maintenance routine services. We intend to support these customer-facing service centers with a network of service factories where more resource-intensive services are performed. We expect remote care through OTA diagnostics and assistance will minimize interventions on the vehicle while providing fully personalized support. Our mobile service is supported by our fleet of vans and our technicians are expected to carry out most interventions directly at our owners’ locations or provide road-side assistance for certain possible repairs. We believe our customers will also benefit from the technical capacities of our directly operated centers and authorized service network in the near future. We also have partners in each of our active markets to provide roadside towing services to our customers in case of incidents covered by a warranty.

We understand our customers’ concerns over range anxiety and the availability of charging solutions. To ensure a stress-free journey for our vehicle owners, we expect that VinFast Power Solutions will provide a comprehensive suite of charging solutions easily accessible through the infotainment system and companion app.

We have entered into arrangements with strategic partners for the supply of home charging units. Early customers are eligible for the Charge Up program, which provides VinFast EV purchasers with a VinFast branded home charger that offers easy installation and delivers high performance charging at no additional cost. For public charging, we plan to provide a branded E-Mobility platform accessible through our companion app and directly from the vehicle’s navigation. In Vietnam, we have the distinct advantage of being an early mover in establishing an extensive charging infrastructure. As of October 3, 2022, our charging network coverage encapsulates 63 cities and provinces in Vietnam and includes all five types of charging stations (DC 250kW, DC 150kW, DC 60kW, DC 30kW and AC 11kW) and three types of home and portable chargers (AC 7.4kW, AC 3.5kW and AC 2.2 kW). We had approximately 1,300 charging stations and 50,000 charging points for EVs and e-scooters across Vietnam as of November 30, 2022. We plan to have 3,000 charging stations and 150,000 charging points in Vietnam by the end of 2023 and have partnered with gasoline stations in Vietnam to increase access to our charging ports. In North America and Europe, our E-Mobility platform will be integrated with widely available charging networks while providing an easy experience through Plug & Charge. Our U.S. customers will have access to the Electrify America network of EV charging stations. Our non-exclusive charging network program agreement with Electrify America also entitles our customers to discounts and other promotional benefits such as complimentary charging sessions when using Electrify America’s charging station network. We pay Electrify America an annual access fee based on our number of EVs sold or leased for the year. In addition, Electrify America provides its API data feed to support integration with our companion app and in-vehicle navigation to enable our customers to locate the nearest charging stations, authenticate charging transactions, set charge levels, make payments, check the charging status and obtain transaction history. We pay Electrify America a recurring annual fee for these non-exclusive API services. The agreement expires in March 2025 and may be extended by mutual agreement.

We want the VinFast ownership experience to be connected; connections between us, our vehicle owners and the VinFast community. This owner’s community will be accessible for interaction through our companion app, in-vehicle features and through our in-person showrooms and centers. All of our smart services will be accessible within one-touch and will provide a seamless end-to-end journey through our cloud-based ecosystem. Our contact center and VinFast advisors will be there to meet the demands of our owner’s community. The graphic below exhibits our end-to-end service platform accessible on our companion app:

The VinFast Go-To-Market Strategy

Putting our customers at the center of everything we do, we plan to employ a multi-channel model in our global rollout. We aim to deliver a best-in-class digital customer journey and seamless experience across our digital platforms along with strategically located brick-and-mortar showrooms in our key target markets outside of Vietnam.

Our approach is to integrate a digital, online opportunity to experience and customize the vehicles and then to support that interaction with the option to interact directly with the vehicles in brick-and-mortar showrooms, as well as through test drives and other customer touch-points. Our vehicles are easy to find, incorporating search engine optimization to our targeted audience. We offer 360 degree car configurations to customize vehicles online and in-store and compare models through our “build and price” feature. Customers will create online profiles to enable preferences and a personalized sales approach.

The entire seamless and personalized O2O process will continue to expand into the delivery, after-sales services and maintenance of the VinFast ownership experience. The unique VinFast ID for each customer will connect and synchronize their engagement data with the brand on all the channels: website, companion app and physical showrooms.

Our in-person experience will be encapsulated by our self-owned offline distribution network, including strategically located showrooms with after-sales services and capabilities. We are building out three different showroom variations, depending on the location and size of our space. We think it is important for our drivers to have a tangible location to not only purchase our vehicles, but also gather and interact in the context of our overall VinFast ecosystem.

We plan to replicate the same level of versatility and service of our showrooms in Vietnam to the U.S. and other geographies. Each of our showroom models outside of Vietnam will serve different purposes for our ecosystem:

3S Showroom • A One-Stop-Shop for customers • Sales, Services, Spare parts	2S Showroom • Services, Spare parts

1S Showroom • Sales • Located in high traffic areas / shopping malls

In each market where we have showrooms, we also plan to utilize third-party dealers in order to broaden our distribution model to reach a greater number of potential customers. We envision indirect sales through dealers increasing in the medium to long-term, while the majority of sales in our initial rollout would be through our multi-channel direct sales model.

We utilize an experiential marketing strategy that places customers at the core of all marketing touch points and provides them with an authentic brand experience that creates a trusting and emotional connection with us. Our experiential marketing initiatives include showcasing our vehicles at major industry events (e.g. auto shows and technology conferences), hosted events (e.g. factory visits, showcase tours in major cities and VinFast showroom openings), through digital experience platforms (e.g. website car configuration) and through social media. We reward customer loyalty through promotional campaigns for pioneers. We create trust in our brand through brand evangelists, such as media influencers, key opinion leaders and existing customers who have enjoyed their journey with VinFast.

Our reservation program for our VF 8, and VF 9 requires customers to place a small reservation fee with their reservation. Each reservation fee is cancellable and fully refundable without penalty until the customer enters into a sale and purchase agreement for the vehicle they select.

In Vietnam, as of September 30, 2022, we had approximately 90 showrooms under our hybrid sales model, where we use both a D2C approach with our own showrooms as well as through dealers.

Strategic Partnerships

As part of our business strategy, we identify and enter into strategic partnerships with top tier business partners that possess expertise in areas that complement our business. To ensure that our resources are optimally allocated, we choose partners that can offer greater benefits than if we were to invest in such capabilities ourselves.

We have entered into a consultancy service agreement with VinES, a subsidiary of Vingroup, to leverage VinES’s expertise and specialization across the full spectrum of battery R&D, manufacturing, testing, performance, cost optimization and recycling. See “Related Party Transactions — Transactions with Vingroup Affiliates — Agreements with VinES Relating to the Battery Business.” We have partnered with top-tier global companies, including Magna, Tata Technologies, ZF and Pininfarina to accelerate the integration of best practices into our processes. We entered into a consultancy services agreement with Magna dated December 30, 2017, pursuant to which Magna agreed to support us in the conceptual and technical development of our ICE vehicles between January 1, 2018 to December 31, 2019 for a fixed service fee. On July 26, 2019, we further amended the consultancy services agreement with Magna to provide additional engineering services relating to the implementation of a V8 engine and vehicle elongation for our LUX SA model for an additional fixed fee. On August 26, 2021, we entered into an engineering services agreement with Magna Steyr Automotive Technology (Shanghai) Ltd. for engineering development services relating to our EVs in exchange for a fixed fee. The agreement was further amended on September 24, 2021 to expand the scope of work to cover lightweight competitive level evaluation, weight tracking in the design phase and support weight homologation for an additional fee. The agreement expires on December 31, 2022 and may terminate upon written notice. In addition, we entered into an agreement with Pininfarina dated April 12, 2022, for Pininfarina to review and advise us on the standards and design of our showrooms and stores. The agreement does not have a fixed termination date but may be terminated by either party upon written notice. Pininfarina is also our primary design partner to ensure each of our vehicles offers a distinctive style.

Share Commitment to Our Environment, Society and Governance

Our ESG Strategy

VinFast’s commitment to ESG initiatives is institutionalized through a thoughtful and forward-looking ESG strategy. We seek to adopt industry leading practices to reduce our carbon footprint and target best-in-class environmental standards. As we believe that our business can be a key part of the charge to a brighter, greener and safer future, we leverage ESG policies as key catalysts for achieving our vision. Our environmental and social policies reflect our commitment to our customers, employees and communities, while our governance structure reflects our core values of fairness, efficiency, accountability and transparency.

Additionally, we recognize the importance of measuring and monitoring the resources that are consumed through the lifecycle of our products. As part of our commitment to transparency we will begin reporting our sustainability information under the automotive framework of the Value Reporting Foundation (formerly the Sustainability Accounting Standards Board) and will carefully consider the changing regulatory frameworks and best practices on ESG reporting requirements, including any reporting requirements regarding climate-related matters and consideration of the provision of climate-related risks and opportunities consistent with the Task Force on Climate-related Financial Disclosures. VinFast is committed to contributing to the climate solution and seeks to be a leader in green business practices.

We seek to periodically validate our progress in honoring our ESG commitment and to identify areas for improvement. As part of this effort, in 2022, we engaged Morningstar Sustainalytics to perform a broad-based Corporate ESG Assessment of our company covering seven distinct ESG categories: carbon – product and services; human capital; product governance; business ethics; carbon-own operations; human rights – supply chain; and corporate governance. We received an overall indicative Corporate ESG Assessment score of 23.3, which places us in the “medium risk” category as of July 2022. Our indicative score would place us in the top ten (9th ranked out of 72) of automobile companies and having the top ESG rating (lowest potential risk) compared with other pure EV car companies, in each case among companies assessed by Sustainalytics.

Environmental

VinFast believes that an environmentally sustainable business model creates long-term value for our shareholders as well as all our stakeholders, suppliers, policymakers and our customers. Environmental sustainability is helping inform our decision making, and is helping drive our transition from being a manufacturer of ICE vehicles to a pure play electric mobility company focusing on EVs. This transition allows us to be hyper-focused on endeavoring to deliver next generation transportation that can have a positive impact on the environment and the societies we interact with.

We place great emphasis on energy conservation and carbon reduction policies in our production process as a means to play our part in the global effort towards mitigating the impacts of climate change. In 2021, we reduced our Scope 1 and 2 greenhouse gas (“GHG”) emissions by 20% when compared to 2019. In addition, various measures have been taken in the VinFast factory – such as using entirely LED lighting, and installing timers for outdoor and landscape lighting – to help reduce energy consumption. The factory also takes advantage of thermal inertia to adjust the switch-on / switch-off time of paint cure ovens and liquid-based cooling systems at the end of each work shift. In our ongoing operations, we aim to raise staff awareness on environmental protection measures, address climate change, and manage waste treatment systems at our facilities. These steps help support our efforts to reduce our carbon footprint and to target best in class environmental standards that seek to minimize energy use and moderate water consumption.

We are cognizant of emissions throughout the lifecycle of our product and have various initiatives to help us monitor them. One of the ways is through our strategic partnership with VinES, a subsidiary of Vingroup. VinES is not only the supplier of batteries in our vehicles, but also seeks to become a developer of sustainable energy solutions as a battery cell producer. We seek to promote the ethical handling of batteries at the end of their useful life, and VinES plan to assist with the disposal and recycling of batteries. Under our Battery Subscription Program, once it becomes known that the battery capacity has fallen below 70%, we will replace the battery free of cost for customers, collect the old batteries, and determine whether to repair, recycle or repurpose the old batteries in consultation with VinES.

We target leading industry practices in our manufacturing process, by looking to limit the impact of waste and placing strict controls on waste treatment processes and systems. For instance, we have installed exhaust filters and heat circulation systems to control the release of pollutants from our operations. Additionally, we have put in place a centralized wastewater treatment system at our automotive paint shop, coupled with a non-water and non-chemicals-based paint separation system, in an effort to minimize effluent discharge into the environment. We are committed to each of our projects complying with International Finance Corporation Performance Standards for environmental and social sustainability and continue to promote the effective use of our limited natural resources.

VinFast remains committed to supporting environmental stewardship in Vietnam through research into new technologies that can further our offering of Vietnamese-branded electric cars, scooters and buses in the future. As we scale our business further, we believe we are well-positioned to leverage the environmental policies in place to build a sustainable business that contributes to the transition of the world to a low-carbon future.

Social

Commitment to Society

Our slogan “Boundless Together” affirms our desire to partner with communities in driving the EV revolution. A core pillar of our mission and vision is improving the communities in which we operate. From the planning phase of our development, we sought to align our efforts with international best practice social performance standards. We have also adopted lessons learned from Vingroup’s experience of corporate social responsibility efforts to drive positive social impact. VinFast supports local communities by providing medical support to local health authorities, prioritizing local residents in recruiting and supporting the conservation of local cultural sites. Our social management system sets the foundation for our ambition to further our social and charitable efforts.

Commitment to Data Privacy

Given the amount of personal data and information integrated into our VinFast Infotainment and Connected Driver systems, we place a considerable level of focus on cybersecurity in order to seek to securely protect our drivers’ personal data. All data is be stored in our cloud-based secure warehouse, and all payment information will be facilitated through customized blockchain-powered payments without relying on traditional credit-card payment details.

Product Safety

As our name suggests (“Vietnam – Style – Safety – Creativity – Pioneer” in Vietnamese), safety for drivers and pedestrians is of utmost importance to VinFast. We have implemented facial recognition features that enable our system to learn the driver’s behavior and detect driver drowsiness, as well as automatic emergency call functions. Our VF 8 and VF 9 models have been designed to meet 5-star NHTSA and EURO N-CAP safety ratings, leveraging our technology and the partnerships we have developed. In 2020, our unwavering commitment to the highest class of safety ratings was applauded by industry experts who presented us with the “Excellent Award for New Manufacturer Safety Commitment.” By embracing innovation and accelerating the advancement of technology, we are committed to pushing the boundaries of the customer experience while helping to inspire a safer tomorrow.

Commitment to our Employees

“Boundless Together” is a mindset, attitude and way of living. Respect for our employees is a key pillar of this mindset and stems from Vingroup’s historical track record of outstanding human resource policies. In 2020, Vingroup was honored by the Prime Minister of Vietnam as one of Vietnam’s Outstanding Enterprises for Employees.

Commitment to Diversity, Equity and Inclusion

Our vision of a cleaner, smarter and more accessible future underpins our commitment to diversity, equity and inclusion. VinFast promotes fairness, transparency and teamwork to create a workplace with boundless possibilities. We manage and promote employees on the basis of their performance, providing equal opportunity for every individual. VinFast is committed to providing an inclusive work environment where all individuals can succeed and grow. We do not tolerate harassment or discrimination on the basis of race, color, religion, religious creed, sex, national origin, ancestry, age, physical or mental disability, medical condition, genetic information, military and veteran status, marital status, pregnancy, gender, gender identity or expression, sexual orientation, or any other characteristic protected by local law, regulation or ordinance. VinFast takes gender parity seriously and women comprised up to 50% of the VinFast board of directors. In addition to competitive compensation and benefits, we provide to our employees over 750 online and offline courses in leadership management and training. In 2021, we delivered approximately 180,000 hours of professional training to our employees.

Commitment to Employee Safety

Our desire to break through existing boundaries inspires us to adopt a comprehensive approach to safety training. In addition to adhering to Vietnamese laws and applicable regulatory standards within the countries we operate, we provide robust pre-employment training, undertake regular risk assessments, perform regular workplace safety monitoring, audit (internal and external) and training. Our health and safety policy is ISO 45001 compliant. Our philosophy on employee safety measures is rooted in taking a proactive approach to identifying potential hazards and developing corrective and preventative measures.

Supply Chain

Our mission to ‘create a more sustainable future for all’, influences our supply chain decisions. How we make things and who we partner with carries as much importance as the end product itself. We work hard to keep our relationships with our suppliers robust, respectful, and resilient so that our supply chain can make a real difference in the drive toward innovation and lighter impact on the environment. This requires collaboration, trust, deep understanding, transparency, and a focus on the well-being of people who help make our products. Each supplier selected by VinFast must meet a number of criteria, including legal compliance, quality standards, capacity, labor relations, social impact and environmental protection.

VinFast has a Supplier Code of Conduct which provides a framework for suppliers in regards to their responsible business conduct and set out steps to help mitigate any adverse effects on human rights, labor rights, environmental protection and anti-corruption practices. As of September 30, 2022, 76% of our suppliers have adopted international standards as part of their environmental management systems. VinFast, as part of its ongoing approach to ESG matters, will continue to consider emerging and relevant issues for incorporation into its Supplier Code of Conduct and that are particularly relevant to VinFast’s relationships with its suppliers.

Governance

We believe that setting a high bar for corporate governance is an important way for a newly US-listed Vietnamese company to create long term stakeholder value for our founders, shareholders, employees and community. The governance structure established by VinFast is based on the principles of transparency and accountability and provides for continuous improvement. Our board will consist of six directors, including two who qualify as independent within the requirements of Rule 10A-3 under the Exchange Act.

Committees of the board include the audit, compensation and nominating and corporate governance committee. Each member of the audit committee has been determined to be “independent” per Rule 10A-3(b)1 under the Exchange Act and meet the requirements for financial literacy under the applicable rules and regulations of the SEC. Our committees have established charters which clearly outline responsibilities and roles.

The governance model guides the managerial system to allow for the management plan to continue to serve the interests of our company and its shareholders, as well as to balance the interests of other stakeholders. VinFast’s corporate governance drives our company’s strong growth, high efficiency, and sustainable development while maintaining our company’s core values of fairness, efficiency, accountability and transparency. These values are aligned with our mission and inspired by the success of our parent, Vingroup.

We plan for ESG issues to be represented at the highest level of decision making and to be reported to be a standing item at every board meeting. The nominating and corporate governance committee of the board of directors will oversee ESG matters pursuant to its charter. VinFast’s Deputy CEO, advised by a committee of senior management, is responsible for monitoring, managing and setting targets related to environmental and social initiatives. Corporate governance is overseen by the Board of Directors. Our director qualification standards and selection criteria reflect the importance of building a highly-experienced, diverse and globally-sourced team. Up to 50% of our directors identify as women, reflecting our focus on gender-diversity and equality.

VinFast has prioritized protecting the ability of our founders to continue driving toward that vision by retaining majority shares to allow for a thoughtful calibration of long-term objectives with short-term demands. Upon the completion of this offering, our board will consist of six directors, including two independent directors who qualify as independent within the independence requirements of Rule 10A-3 under the Exchange Act and the independence requirements of Nasdaq.

We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics applies to all of our executive officers, board members and employees. As a part of our business code of conduct, we have a separate policy which governs prevention of money-laundering, bribery and corruption, internal transaction controls and sanctions of laws of other countries to be compiled with, to avoid impact on VinFast operations. The policy applies to all employees, including trainees and may apply to suppliers and related persons.

Further details about our governance policies and procedures can be found in “Management — Committees of the Board of Directors.”

Our People

As of December 31, 2021 and September 30, 2022 we had 7,164 and 12,426 employees, respectively. The following table sets forth a breakdown of our employees categorized by function as of September 30, 2022:

Function	Number of Employees	Percentage
Research and Development	827	7%
Sales and Marketing	1,961	16%
Manufacturing	8,753	70%
General and Administration	560	5%
Operation	325	3%

Total	12,426	100%

As of September 30, 2022, approximately 97% of our employees were based in Vietnam, and 3% of our employees were based in our international offices.

Our success depends on our ability to attract, retain and motivate qualified employees. We offer employees competitive compensation packages and a positive, dynamic and creative work environment. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. No collective bargaining agreement has been put in place.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with all of our employees.

Facilities

We manufacture our vehicles at our manufacturing facility in Hai Phong, Vietnam, which we have leased from our affiliate, VHIZ JSC, since February 2022 when we transferred the facility to VHIZ JSC. For more information, see “Related Party Transactions — Asset Transfer to VHIZ JSC.” The manufacturing facility is located on a 348 hectare land area, the majority of which will be leased by VHIZ JSC from the Department of Natural Resources and Environment of Hai Phong City (as authorized by the People’s Committee of Hai Phong City) as a result of the project transfer to VHIZ JSC. The Hai Phong manufacturing facility has a production site spanning over nine million square feet. As of December 31, 2021, the utilization rate of our Hai Phong manufacturing facility was approximately 27%.

Our manufacturing facility in Hai Phong houses an integrated, on-site production line which includes, metal assembly, plastic molding, interior component production, and electronic device manufacturing. These shops contribute the majority of the final parts to our vehicles and supply much of the structures, housings, and components for our batteries and e-motors. Through the use of more than 500 specialized tools and systems across metal sub-assembly and press lines, our metal assembly shop can supply metal parts to approximately 130,000 vehicles per year. Our injection plastic shop supplies 90% of the plastic components installed in our EVs, which increases our localization rates and reduces our costs and waste from unnecessary packaging and transportation. Our interior shop uses an integrated robotic system to manufacture seats, instrument panels, door trims and consoles for up to approximately 60,000 vehicles per year. We plan to expand our interior shop’s capacity by more than four times the current capacity. Finally, our electronic device shop can produce electronic EV components for approximately 250,000 vehicles per year. We believe this vertically-integrated manufacturing set-up provides us with multiple cost-saving levers due to increased control over sourcing, redesign flexibility, improved production planning and quality control.

We intend to expand our Hai Phong facility and open additional factories globally in order to expand our global maximum production capacity to a rate of up to 1,100,000 vehicles per year by 2026 (assuming the realization of expected growth in demand for our EVs and the availability of financing for, and timely and on-budget completion of, capacity expansion projects). In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina. The facility is expected to be built across a site that covers an area of approximately 712 hectares, with three main areas: (i) VinFast EV and e-bus production and assembly; (ii) on-site EV battery production, which will be operated by VinES; and (iii) an on-site integrated supplier park to support our production operations. Consummation of the definitive agreements relating to the project is subject to due diligence and government approval. Pre-construction work for phase 1 of the factory commenced in the third quarter of 2022, with commissioning targeted for the second half of 2024. The initial capacity of phase 1 is expected to be 150,000 vehicles per year, with the site, layout and infrastructure of the facility designed to accommodate further capacity expansion to 250,000 vehicles per year upon completion of phase 2. Vehicles expected to be produced at the site include, but are not limited to, the VF 8 and VF 9. We expect our capital expenditures for the construction of the Triangle Innovation Point manufacturing center will be approximately $1.4 billion for the first phase of the center’s development, of which $86.5 million has been incurred and recorded as construction in progress as of September 30, 2022.

Intellectual Property

We protect, use and defend our IP in support of our business objectives to increase our return on investment, enhance our competitive position and create shareholder value. We rely on a combination of owned, jointly owned and licensed patents, trade secrets, copyrights, service marks, trademarks, domains, contractual terms and enforcement mechanisms across various international jurisdictions to establish and protect intellectual property rights related to our current and future business and operations.

Pursuant to the intercompany intellectual property license agreement with Vingroup, Vingroup has granted us a perpetual, exclusive, sub-licensable, royalty-bearing license to exercise various trademarks that we use in our business. Such trademarks include our trade name, our logo, our EV names, such as VINFAST VF 5, VINFAST VF 6, VINFAST VF 7, VINFAST VF 8 and VINFAST VF 9, and our e-scooter names, such as Klara, Theon and Feliz. See “Related Party Transactions — Transactions with Vingroup Affiliates — IT, IP Licensing and R&D Agreements.” Vingroup has registered our tradename, logo and V line design worldwide, while our EV and e-scooter names have been registered in our target markets. The validity period of each trademark registration varies based on the regulations of the country in which it is registered and generally ranges from 10 to 20 years. Such trademark registrations are renewable on an ongoing basis during the relevant validity period.

We and Vingroup have submitted and registered our industrial designs for various car models in our key markets, including the U.S., Europe and Southeast Asia. Our VF 5, VF 6, VF 7 and VF 8 industrial design are submitted and registered under us, whereas our VF 9 industrial design is submitted and registered under

Vingroup. The validity period of each registration certificate varies based on the regulations of the country in which it is registered but is typically five years and may be renewed for additional five-year periods, up to a maximum of 15 to 25 years.

We partner with third-party technology partners by entering into various service and development agreements to develop advanced technologies that complement our own technology R&D activities (“Developed Technology”). Pursuant to such agreements, we may acquire sole or joint ownership over the resulting patents or other intellectual property rights. The Developed Technology includes:

1.

software, hardware and intellectual property rights developed pursuant to a purchase order dated October 5, 2021, relating to the development of the ADAS system for use in vehicle projects for Eco and Plus variants of our vehicle models, which we acquired all necessary, perpetual and complete licenses for global use of any of the provider’s intellectual property incorporated into the services or deliverables solely for the purpose of obtaining the benefit of such services or deliverables;

2.

inventions, intellectual property, copy rights and source codes developed pursuant to an engineering service contract dated August 26, 2021 (as amended) relating to engineering development services for our EVs, which we acquired sole ownership of such technology. In addition, we received a license to use the intellectual property incorporated in the technology;

3.

know-how, inventions and patents (excluding software) developed (“Foreground IP”) pursuant to service contracts dated December 9, 2020 (as amended), and July 16, 2021, relating to the development of the EDS system for use in our EV platform in the U.S. Market in A-, B- and C-segment EVs, which we have received an exclusive intellectual property right for the Foreground IP. We have also received a non-exclusive, royalty-free right to use any software generated through the Foreground IP. In addition, we also received a non-exclusive, royalty free right to use the intellectual property incorporated in the technology;

4.

inventions and intellectual property developed pursuant to development agreements dated January 26, 2021 (as amended) and April 22, 2021 (as amended) relating to a vehicle engineering design and development and an aftersales engineering design, to which we received exclusive rights. In addition, we received a non-exclusive right to use, and title over, the intellectual property incorporated in the technology;

5.

software developed pursuant to purchase orders dated January 27, 2022, March 25, 2022 and April 15, 2022, relating to the development of a cybersecurity EDS controller, infotainment-related engineering consultancy services and offshore engineering activities, for which we acquired sole ownership. In addition, we received a non-exclusive, non-transferable, royalty-free license to use the intellectual property incorporated in such technology;

6.

software developed pursuant to an automotive master license and services agreement dated June 29, 2021 (as amended) relating to the development of infotainment features and the integration of such features with cloud bundles and apps for the eCockpit Android platform, for which we received a non-exclusive, non-transferrable, worldwide and irrevocable right to use. The license is effective from the date of the agreement until June 30, 2027 and shall automatically renew for additional one-year terms unless either party terminates the agreement;

7.

works, inventions, designs, specifications, project documents, and any other materials developed pursuant to a vehicle design and development engineering turnkey services agreement dated November 23, 2021, relating to the design and development of our VF 5 model, which we acquired sole ownership of. In addition, we received the title and interest over the intellectual property incorporated in such technology;

8.

works, copyright and intellectual property developed pursuant to a master service agreement dated October 12, 2021, relating to the engineering development support of the electrical & electronic delivery and the full vehicle turnkey engineering for our EV, which we acquired sole ownership. In addition, we received a license to use the intellectual property incorporated in such technology; and

9.

intellectual property developed pursuant to purchase orders dated October 6, 2021, October 7, 2021 and March 17, 2022, relating to the electrical and electronics testing and validation of our EV and ADAS L3 development support, which we acquired sole ownership. In addition, we received a non-exclusive, non-transferable, royalty-free license to use our technology partner’s background or proprietary intellectual property incorporated in such technology.

We have also entered into a number of technology transfer transactions and license agreements with various experienced business partners for the acquisition of various technologies, licenses, intellectual properties and know-hows (“Licensed Technology”) to design, develop, manufacture, sell, distribute and service our vehicles (including EVs). The Licensed Technology include:

1.

technology, know-how and intellectual property rights relating to the production of a certain type of e-motor for use in EVs, for which we acquired an irrevocable, non-cancellable, perpetual and non-exclusive license to use such technology pursuant to a product development and technology transfer agreement dated May 18, 2020, as amended;

2.

technology, know-how, trade secrets and intellectual property rights relating to the production of an in-hub brushless DC electric motor for use in electric motorcycles, for which we have received an irrevocable, non-cancellable, perpetual and non-exclusive license to use such technology pursuant to a technology transfer agreement effective July 2, 2020;

3.

software, design files, technical documentation and associated intellectual property rights relating to a certain electric and electronic architecture for use in automobiles, and the production of a “3-in-1 product” comprising an energy management unit with a combined on-board charger, DC-DC converter and high voltage power distribution unit (excluding the cold block), for which we have received a non-exclusive, irrevocable, non-sub-licensable and non-transferable license to use such technology and manufacture the 3-in-1 product, pursuant to a technology license agreement effective March 3, 2022. The license is valid for a period of 10 years from the date of the agreement; and

4.

intellectual property rights relating to E/E architecture parts and systems, for which we acquired irrevocable, non-exclusive, world-wide, perpetual, non-transferable and non-assignable license to use pursuant to a license agreement dated April 6, 2022.

In addition, we have access to certain technical assistance related to the Licensed Technology, such as direct access to the licensor’s component and spare parts suppliers. These arrangements aid in accelerating the development and commercialization of our technology.

Insurance

We have limited liability insurance coverage for our products and business operations. We maintain commercial general liability, commercial automobile liability, product liability, excess liability, workers’ compensation, employment practices liability and directors’ and officers’ insurance policies as well as a plan to cover all mandatory insurance policies, Pursuant to Vietnam regulations, we provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees based in Vietnam. We also purchase additional commercial health insurance to increase the insurance coverage of our employees. We do not maintain business interruption insurance or key-man insurance. We believe that our insurance coverage is in line with industry standards and are adequate to cover our key assets, facilities and liabilities.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION

Certain of our operations, properties and products are subject to stringent and comprehensive national, federal, state, and local laws and regulations governing matters including the release or discharge of materials into the environment, including air emissions and wastewater discharges, environmental protection, occupational health and safety and data privacy. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory and remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas.

We are also subject to permitting, registration, and other government approval requirements under environmental, health and safety laws and regulations applicable in the jurisdictions in which we operate. Those requirements obligate us to obtain permits, registrations, and other government approvals from one or more governmental agencies to conduct our operations and sell our products. The requirements vary depending on the location where our regulated activities are conducted.

Canada

Licensing and Permitting

At this stage, in Canada, we are focusing on British Columbia (“BC”), Ontario (“ON”), and Quebec (“QC”). In order to sell vehicles directly to consumers, as well as dealers, in BC and ON, a manufacturer must register as a motor vehicle dealer in each such province. If the manufacturer’s activities will be limited to selling vehicles to other licensed dealers in BC and ON, it may register as a wholesaler in BC and ON. The registration requirements and process for a wholesaler in BC and ON are the same as for a retail dealer, except that retail premises are not required in the case of a wholesaler registration.

In BC, applications to register as a motor vehicle dealer must also be accompanied by an application for a salesperson license for each of the premises that it operates, as the sale of a motor vehicle to a consumer must be completed through a licensed salesperson. In ON, individuals employed by a motor vehicle dealer to trade or sell motor vehicles must also be registered as a sales person. In both BC and ON, motor vehicle dealers must maintain a business premise to display motor vehicles and a motor vehicle repair facility, or, in the case of BC, evidence a service contract providing access to motor vehicle repair facilities which are satisfactory to the registrar. In addition, the Ontario Motor Vehicle Industry Council requires all dealers in ON to provide a valid municipal permit allowing the sale/display of vehicles, a premises lease that permits the sale/inventory of vehicles and provides unrestricted access to the premises by the dealer and evidence of compliance with the Compulsory Automobile Insurance Act.

Meanwhile, in order to sell vehicles directly to consumers or commercial customers in QC, a manufacturer must register as a road vehicle dealer in QC. Such registration will also permit the manufacturer to sell vehicles to other licensed dealers as well. Road vehicle dealers are required to have an establishment in QC. Moreover, to have a road vehicle dealer permit, the motor vehicle dealer is required to have a municipal certificate for each location and make a payment of a surety bond for each location as well.

Data privacy

The collection, disclosure, use and retention of personal information by companies is regulated in Canada. Companies must ensure they remain transparent, respect individuals’ rights regarding their personal information, obtain appropriate consents and put in place security safeguards before processing personal information of Canadians. A company must designate certain individual(s) that are tasked with ensuring compliance with applicable Canadian privacy laws. Specific requirements may apply depending on the sensitivity of the personal information processed. For instance, in Quebec, biometric databases must be disclosed to the supervisory authority and the use of biometric data is subject to specific requirements. The federal Personal Information Protection and Electronic Documents Act regulates the processing of personal information in the private sector. In addition, each province can also adopt their own laws as is the case for Quebec, British Columbia and Alberta.

Quebec has recently adopted Bill-64, an amendment of the Act Respecting the Protection of Personal Information in the Private Sector. The first set of amendments from Bill 64 took effect in September 2022, and the remaining two phases will come into force in September 2023 and 2024. Since September 2022, companies are required to (1) delegate a person in charge of the protection of personal information in the organization and publish their contact information on the organization’s website; and (2) set up a process for mandatory reporting of “Confidential Incidents” whereby the Commission d’accès à l’information du Quebec and individuals affected by incidents involving personal information that present a risk of serious injury will be addressed and notified of such incidents. In September 2023, most of the changes under Bill-64 will come into force. Organizations doing business in Quebec will notably need to put in place a privacy compliance program to address the requirements of this act. Notably, transparency obligations related to the processing of personal information will be strengthened, the transfer of personal information outside the province of Quebec will be subject to various conditions and every project involving the processing of personal information will be subject to privacy impact assessments. Breach of this act can result in penalties of up to the greater of CAD $25,000,000 CAD or 4% of the company’s worldwide turnover for the preceding fiscal year. Administrators, directors and representatives of the company can be held accountable for any offenses under this act and may be subject to penalties of up to CAD $100,000.

Under Canadian law, upon the occurrence of a breach of privacy that can create a risk of harm to individuals, companies must disclose details of such incident to the impacted individuals and the applicable supervisory authority, the Privacy Commissioner of Canada, the Privacy Commissioner of Alberta or the Commission d’accès à l’information du Quebec.

Distribution and Retail

Manufacturers and their distributors are exempt from the foregoing license and permit requirements.

The sale of automobiles is subject to consumer protections that vary by province. Each province has consumer protection legislation that details the disclosure that must be included in a sales agreement, as well as specific consumer protection legislation relating to auto-repair services that require that consumers be provided with written estimates, upfront pricing and details of repair and labor in the sales agreement. Sales agreements are binding and do not provide for a cooling-off period. However, dealers are required to provide the most accurate information available regarding the vehicle’s history and key features. Omission of certain information provides buyers with a period of 90 days in which to cancel the sales agreement.

Additional consumer protections apply when the purchase of the vehicle is financed. The Canadian Motor Vehicle Arbitration Plan is a free arbitration program from participating manufacturers that assist consumers in handling disputes about manufacturing defects. Vehicle dealers must inform the buyer if the purchased vehicle qualifies for this program.

Under the Canadian Competition Act, unilateral pricing decisions by a manufacturer can be investigated by the Competition Bureau as a civil matter if they rise to the level of being an abuse of dominant position by that manufacturer.

Charging Stations

In BC, the installation of EV charging stations is governed by local building, electrical and safety regulations. In addition to the BC Electrical Safety Regulation and the Occupation Health and Safety Regulations, each region may also have various applicable regulations, codes, and standards.

The BC Charger Rebate Program offers provincial rebates for the purchase and installation of EV chargers. In order to apply for the BC Charger Rebate Program, a company must obtain a charger installation approval form from the authority having jurisdiction over the property. After obtaining a permit and completing the installation, a certificate of inspection issued by the appropriate authority will be given, which can be submitted for the rebate.

In ON, the installation of an EV charging station requires the filing of a notification of work/permit with the Electrical Safety Authority. Installation must be carried out by a licensed electrical contractor in compliance with the ON Electrical Safety Code. Once complete, if installation meets the ON Electrical Safety Code and the equipment is certified for use in Canada by a nationally recognized certification agency, the ESA will issue a Certificate of Acceptance.

In QC, the installation of EV charging stations is subject to several laws and regulations which stipulate requirements for a professional engineer or master electrician, as well as installation codes and standards. Charging stations must be certified under the Québec Construction Code and comply with the Québec Construction Code, including displaying the required markings, among other requirements.

There are no provincial regulations around maintenance and repair requirements.

Environmental

Vehicular GHG in respect of light-duty vehicles are regulated under the federal Canadian Environmental Protection Act, 1999 (“CEPA”). In May 2018, the federal government introduced new regulations under the CEPA establishing more stringent greenhouse gas emission standards for heavy-duty vehicles and engines. Imported vehicles must be compliant with regulations aimed at air pollutants and greenhouse gas emissions. A manufacturer will need to provide evidence of its vehicles’ conformity with applicable emission standards (i.e., a certificate of conformity) and submit an import declaration confirming that all prescribed standards and requirements are met and that the importer will have a certificate of conformity for the regulated vehicle and/or engine. The import declaration can be submitted on a transactional basis or in bulk format for a specified duration.

In 2017, a federal government agency, Environment and Climate Change Canada (“ECCC”), released a regulatory framework outlining the proposed design of Canada’s Clean Fuel Standard (“Standard”), which is aimed at helping Canada meet its goal of lowering GHG to 30% below 2005 levels by 2030 as part of Canada’s participation in the Paris Agreement. The Standard includes reducing the carbon footprint of transportation fuels and requires increases in renewable fuel content or the purchase of credits that can be generated through the deployment of energy sources that offset fossil fuels, such as electric vehicles.

Incentives

Federal Incentives for Electric Vehicles

All Canadian purchasers (including individuals, businesses, duly registered not-for-profit organizations and provincial, territorial and municipal governments) qualify for a government subsidy on the purchase of new eligible vehicles. Eligible vehicles include battery-electric vehicles (“BEVs”), hydrogen fuel cell vehicles (“FCVs”) and plug-in hybrid electric vehicles (“PHEVs”). Eligible passenger cars must have a MSRP of less than CAD $55,000 for the base model and CAD $65,000 or less for higher priced versions. Station wagons, pickup trucks (light trucks), sport utility vehicles (SUVs), minivans, vans, and special purpose vehicles with an MSRP of less than CAD $60,000, as well as vehicles with an MSRP of up to CAD $70,000 are also eligible for purchase incentives. There is an incentive of CAD $5,000 off the purchase price of a new fully electric or longer range (greater than 50 kilometers) PHEV and CAD $2,500 off the purchase price of a new shorter range (less than 50 kilometers) PHEV. In order to receive the full amounts of the government incentives, the consumer must purchase the car outright or enter into a lease with a minimum duration of 48 months. The incentive will be prorated for lease duration of less than 48 months (e.g., for a 24-month lease, half of the incentive for that vehicle will be available). The purchase incentive will be applied at the point-of-sale, whether at the dealerships or online. To arrange for the reimbursement of incentive, the dealership must register with Transport Canada and submit the necessary forms to a dedicated online portal.

The program has been extended to March 2025 and is on a first-come, first-serve basis while funding lasts. Individuals are entitled to received only one incentive per calendar year under this program. Businesses and provincial and municipal governments operating fleets may only receive up to 10 incentives per calendar year under this program.

Federal Tax Write-Off for Businesses

Businesses purchasing zero-emission light-, medium- and heavy-duty vehicles, including a PHEV with a battery capacity of at least 7 kWh or a fully electric vehicle, may qualify for a 100% tax write-off in the year of purchase. This applies to eligible vehicles purchased on or after March 19, 2019 and before January 1, 2024. Where the price of the vehicle exceeds CAD $55,000, the tax write-off will be capped to CAD $55,000 plus the federal and provincial sales tax that would have been paid if the vehicle was purchased for CAD $55,000. Vehicles in respect of which an incentive has been paid in connection with the purchase are not eligible for the tax write-off.

Incentives for Electric Vehicles in ON

In ON, PHEVs, BEVs and FCVs are eligible for green vehicle license plates, which provide access to all high occupancy vehicle lanes and free access to all high occupancy toll lanes on the highways, even if there is only one person in the vehicle.

Incentives for Electric Vehicles in BC

Clean Energy Vehicle for BC (“CEV for BC”)

BC provides a point-of-sale incentive program for new clean energy vehicles, including light duty BEVs, FCVs, PHEVs and extended range electric vehicles, to eligible purchasers, including individuals, businesses, non-profit organizations and public entities who are residents of British Columbia, based in British Columbia or have British Columbia-based affiliates. Under the program, BEVs, FCVs and PHEVs with a battery range of 85 kilometers or higher are eligible for an incentive of up to CAD $4,000, and PHEVs with a battery range of less than 85 kilometers are eligible for an incentive of up to CAD $2,000. A passenger car must have an MSRP of less than CAD $55,000 and larger vehicles (station wagons, mini-vans, SUVs, small and standard pickup trucks and passenger vans) must have an MSRP of less than CAD $70,000. Prospective purchasers must first apply to the government of British Columbia to determine if they meet an income means test requirement to determine the incentive amount they are entitled. Consumers can apply for the CEV incentive program through dealerships that sell or lease qualifying vehicles. The British Columbia Ministry of Energy and Mines maintains a list of approved vehicles. Manufacturers must submit an application to the Ministry to have their vehicle considered for program eligibility. The Ministry reserves the right to adjust the incentive amounts as necessary based on market performance. The program will run until funds are exhausted.

Exemption from Increase in Provincial Sales Tax Rates

In BC, vehicles with a value of CAD $55,000 or less are subject to a provincial sales tax (“PST”) of 7%, and vehicles that exceed CAD $55,000 are subject to a PST of 8% to 20%. As of February 28, 2022, BEVs, FCVs and PHEVs with a value up to CAD $75,000 are exempt from the increased PST for luxury vehicles and are taxed at the 7% rate. However, BEVs and FCVs that exceed CAD $75,000 are subject to a PST of between 8% to 20%.

Incentives for Electric Vehicles in QC

New Electric Vehicle Incentive

The Québec government provides individuals, businesses, organization and Québec municipalities a rebate of up to CAD $7,000 on the purchase or lease of a new and eligible BEV, PHEV or FCVs with an MSRP of less than CAD $65,000. The program will be maintained until at least March 31, 2027.

Charging Station Rebates

An owner or lessee of an electric vehicle is eligible to receive CAD $600 in financial assistance for the purchase of a new eligible Level 2 home charging station. Multi-unit residential buildings, businesses, municipalities and certain public bodies can also obtain financial assistance of up to CAD $5,000 to fund the acquisition, lease and installation costs of a new eligible Level 2 charging station.

Transport Green: Technology Acquisition Stream

The Technology Acquisition Stream of Transport Green program offers various financial assistance for the acquisition of green technology that is not covered by other governmental measures by Québec. This financial assistance is available for FCVs with an MSRP over CAD $60,000 and low speed vehicles.

Exemption from Luxury Vehicle Registration Fee

In QC, vehicles with a value exceeding CAD $40,000 are generally subject to an additional registration fee for luxury vehicles of 1% of the excess value. However, BEVs, FCVs and PHEVs with a value up to CAD $75,000 are exempt from the additional registration fee for luxury vehicles. BEVs and FCVs valued between CAD $75,000 to CAD $125,000 are only levied an additional registration fee of 1% of the excess value over CAD $75,000.

Vietnam

Environment, Social and Compliance

On January 1, 2022, the new 2020 Environmental Protection Law came into force. The law requires manufacturers of motor vehicles who discharge wastewater, dust or emission or hazardous waste to obtain an environment permit issued by the Ministry of Natural Resources and Environment. The environment permit imposes various requirements on the manufacturer, including the source and volume of wastewater, dust or emission or hazardous waste permitted to be discharged into the environment; hazardous waste treatment facilities and equipment system required to be put in place; the volume of hazardous waste permitted to be treated; and various other environment protection measures required to be put in place. Under the new 2020 Environmental Protection Law, manufacturers of batteries with a capacity of 600 tons or 200,000 KWh per year, may also be required to prepare an Environmental Impact Assessment Report (“EIAR”), subject to certain conditions.

Manufacturers of motor vehicles in Vietnam are also required to collect and separate ordinary solid waste at the source and enter into a service contract for the collection, transportation and disposal of solid waste. Where the manufacture generates hazardous waste, it is required to collect and classify hazardous waste at the source and re-use, recycle or dispose of hazardous waste or enter into a service contract for the collection, transportation and disposal of hazardous waste.

Manufacturers of motor vehicles in Vietnam are also required to obtain a certificate certifying its compliance with technical safety quality and environmental protection requirements from the Vietnam Register, in accordance with the regulations on the technical safety and environmental safety inspection in the manufacture and assembly of motor vehicles issued by the Ministry of Transport of Vietnam.

Manufacturers or importers of recyclable products (including vehicles, batteries, engine lubricants, tires and electronic or electric devices) must recycle them according to the mandatory recycling rate and specifications, except for products and packages that are exported, temporarily imported or produced or imported for research, learning or testing purposes.

Emissions

In 2021, the Ministry of Transport issued a national technical regulation governing the emission of fifth level gaseous pollutants for newly assembled, manufactured and imported automobiles, which is the equivalent of the Euro 5 emission standard issued in September 2014. The national technical regulation applies to our current ICE vehicles. Two of our vehicle models, VinFast Lux SA2.0 and Lux A2.0, have been tested and confirmed to meet the Euro 5 emission standard.

In respect of emission regulations for electric cars, the Vietnam Register is in the process of drafting a regulation to amend and supplement national technical regulations on quality, technical safety and environmental protection for automobiles. Such regulations on EVs are intended to serve as a basis for the inspection, assessment, and certification of vehicle quality.

In addition, the Vietnamese government also adopted regulations on GHG emission reduction and adaptation measures to cope with climate change. Under Decree No. 06/2022/ND-CP of the Government on GHG emission reduction and Ozone layer protection, which came into effect on January 07, 2022 (“Decree 06/2022”), GHG-emitting facilities, including our manufacturing facilities, which reach statutory GHG emission thresholds shall conduct an inventory of its GHG emissions and report it to the relevant competent authorities. According to Decree 06/2022, between 2021 to 2025, it is not mandatory to reduce GHG emissions; and from 2026 to 2030, GHG-emitting facilities must conduct an inventory of its GHG emissions, and develop and implement a GHG emission reduction plan according to the allocated GHG emission quota. The exchange, purchase and sale of emission quotas and carbon credits on the domestic carbon market are permitted. As an electric vehicle manufacturer devoted exclusively to producing zero-emission vehicles, we will benefit from these regulations and will be able to sell our carbon credits to other manufacturers in the domestic carbon market.

Incentives

Special Consumption Tax

To stimulate demand for electric vehicle production, a number of preferential tax policies for electric vehicles have been adopted by the National Assembly under Law No. 03/2022/QH15 dated January 11, 2022 (which took effect on March 1, 2022), including a special consumption tax exemption and reduction. Under such tax policies, battery-powered electric vehicles with nine seats or less will be subject to a special consumption tax rate of 3% from March 1, 2022 to the end of February 28, 2027, and 11% from March 1, 2027 onwards. In comparison, the special consumption tax on ICE vehicles with nine seats or less ranges from 35% to 150%, depending on cylinder capacity.

Registration Fee

Customers buying vehicles in Vietnam must pay a registration fee to the tax authority before they may register ownership of and utilize the vehicle. According to Decree No. 10/2022/ND-CP dated January 15, 2022 (which took effect on March 1, 2022), new battery-powered electric vehicles are subject to a first-time registration fee of 0% for 3 years, starting from March 1, 2022. In the following two years (March 2025 to March 2027), the applicable registration fee will be 50% of that of petrol and diesel cars with the same number of seats. The first-time registration fee rate on ICE vehicles is between 10% to 15%, subject to the discretion of the provincial/ municipal People’s Council. Used electric vehicles which are being registered for the second time under a new owner’s name will be subject to a registration fee of 2%, similar to the rate applicable to ICE vehicles.

Corporate Income Tax (“CIT”) and Land Rental

In the Dinh Vu-Cat Hai economic zone, we enjoy attractive tax incentive schemes designed to encourage long-term industry growth in Hai Phong, a province which the Vietnamese government has designated as an industrial manufacturing and import-export hub. The Vietnamese government currently allows investment projects in economic zones to enjoy a favorable CIT of 10% for 15 years, commencing from the first year in which a company generates income (as compared to the general corporate income tax rate of 20%), and CIT exemption for the first four years, commencing from the first year in which our company generates taxable income, and a 50% reduction on the applicable CIT rate for the following nine years.

According to the new Decree No. 08/2022/ND-CP dated January 10, 2022, manufacturers of vehicles consuming electricity or renewable energy, vehicles with low fuel consumption, or vehicles with low or no emissions will benefit from a CIT of 10%. Official guidance from the tax authorities to provide further clarification on this decree is pending.

In addition, the Vietnamese government issued Decree No. 91/2022/ND-CP (“Decree 91”) dated October 30, 2022 which amended and supplemented Decree No. 126/2020/ND-CP relating to laws on tax administration, including an adjustment on the temporary CIT payment rate. Under Decree 91, the total CIT temporarily paid is increased to four quarters, from the previous three quarters, and cannot be less than 80% of the amount of CIT payable in the final settlement years, compared to the previous threshold of 75%. Late payments of CIT are subject to interest accruing from the date the due date to the date immediately preceding the payment of the outstanding CIT amount.

The Vietnamese government also provides incentives in the form of exemptions from land rental fees for a period of 19 years. In particular, our company was exempted from paying land rental for a total of 22 years, including an exemption of three years during the construction of its manufacturing facility.

Data Privacy

Vietnam does not currently have any specialized laws regulating data privacy. Regulations on personal data protection are provided in a number of legal regulations, including but not limited to Vietnam’s Constitution, Vietnam’s Civil Code 2015, the Law on Electronic Transactions No. 51/2005/QH11, the Law on Information Technology No. 67/2006/QH11, the Law on Protection of Consumers’ Rights No. 59/2010/QH12, the Law on Cybersecurity No. 24/2018/QH14, the Law on Cyberinformation Security No. 86/2015/QH13, the Law on Access to Information No. 104/2016/QH13 and the respective implementing regulations.

The Ministry of Information and Communication (“MIC”) is the supervisory authority for information security.

The fundamental principles for the processing of personal data are as follows: (i) collection, storage, use, disclosure and transfer of any information which are the personal data of any individual must be notified to and consented by such individual, unless otherwise required by the competent authority or by law; (ii) the scope and purpose of the collection and use of the personal data of an individual must be clearly and openly notified to and consented by such individual; and (iii) the collected information must be kept confidential and must be used in line with the consented purposes.

The collection, processing and use of personal data in the network environment are also subject to the following additional principles: (i) the relevant individual must be informed of the following details: the form and place of data collection and processing, and the scope and purpose of the collection and use of the personal data; (ii) the collected personal data must only be stored for a given period as required by law or as agreed by the relevant parties; (iii) necessary managerial and technical measures must be taken to ensure that personal data shall not be lost, stolen, disclosed, modified or destroyed; and (iv) necessary measures must be immediately taken upon the receipt of a request to re-inspect, correct or destroy information; such personal data should not be provided or used until such matter is corrected.

The collection, disclosure and transfer of information regarding customers’ cyberinformation, e-commerce activities, and banking activities (applicable to credit institutions or branches of credit institutions) do not require customer consent in the following cases: (i) information was publicized on e-commerce websites; (ii) customers’ data is collected, disclosed and transferred for the purposes of signing, modifying or performing contracts in which customers use information, products or services in the network environment; (iii) calculating charges for use of information, products or services in the network environment; and (iv) performing obligations required by law or by competent authorities in accordance with regulations.

On February 9, 2021, the Ministry of Public Security issued a draft decree on personal data protection. This Decree, after being promulgated, will be Vietnam’s first comprehensive law on personal data and shall regulate personal data processing, personal data protection measures, the Personal Data Protection Commission, the handling of personal data breaches and the responsibility of relevant agencies, organizations and individuals in respect of personal data protection. On March 7, 2022, the Government issued a resolution to approve, amongst others, the contents of the draft decree on personal data protection by the Ministry of Public Security, following which the decree on personal data protection is expected to be put into effect in the near future.

United States

Licensing

While distribution laws vary from state to state, a distribution entity is generally required in order to distribute automobiles in the U.S. The distribution entity may be a subsidiary or affiliate of an OEM. The dealer must be licensed by the state in which vehicles are sold and be physically present in that state. To obtain a dealer license, a new vehicle dealer must have an agreement with an OEM or the distributors of the vehicles they will sell. Other common dealership requirements include surety bonds, physical requirements for dealership locations (office space, display space, signage, etc.), completion of educational courses by dealer employees, fingerprints and background checks for dealer leadership, and insurance requirements. Dealership requirements are set by state agencies (typically state Departments of Motor Vehicles (“DMV”)) so requirements vary depending on the dealership location. In California, the distribution entity needs to obtain a California distributor’s license from the California DMV to distribute new vehicles.

In addition to a distribution entity, a dealership entity is also generally required to be set up. This new dealership entity must obtain a dealer’s license from the California DMV for an initial dealership location to sell vehicles in California. Each subsequent dealership location in California will need its own branch dealership license from the California DMV. To obtain the dealership license, the location must be inspected by a California DMV and it must meet certain requirements and be properly zoned for automotive sales. In California, it is dealership entities that open vehicle showrooms.

Additional local licensing requirements may apply depending on the location of the dealership, including environmental permits related to the disposal of waste products and tires. Different local municipalities will have different requirements for the types of licenses needed to operate a sales and service location.

Nonetheless, a dealer entity will typically require:

•

business permit for automotive sales and services – if the location is not in an area zoned for the sale and service of automobiles, the dealer would need to petition the local authorities for special zoning permission;

•	environmental permits;

•	seller permit – a state sales tax certificate relating to the collection and payment of sales tax;

•	building location permits – depends on the location of the dealer and type of lease;

•

salesperson license – salespersons may be required to pass a background check and apply for a license with a state agency, with requirements varying by state. In California, any employee of a dealer that sells vehicles or vehicle contracts or supervises vehicle sales or contracts, must be licensed;

•	US Environmental Protection Agency range testing;

•	Insurance Institute for Highway Safety crash testing and rating of vehicle safety performance;

•	registered fictitious business name if operating under a name other than the registered legal entity name; and

•	public display of the licenses of the vehicle salespersons and dealers in the showrooms.

Emissions

The EPA and the CARB have comprehensive regulations for passenger vehicles and light duty trucks that apply throughout the full useful life of the vehicle. Since the 1970s, the EPA has established mandatory emissions standards for ‘criteria pollutants’ (e.g., NOx, PM, CO, and HC) that have become progressively more stringent. Since the 1980s, the National Highway Traffic Safety Administration (“NHTSA”) has enforced fleet-wide standards for fuel economy. More recently, the EPA and CARB started to regulate GHG through progressively more rigorous mandatory fleet-wide standards. In addition, California has established a zero emissions vehicle program requiring manufacturers’ annual sales to include a certain fraction of electric or hybrid vehicles. Both the EPA and CARB have warranty requirements for emission-related components and require reporting and potential penalties or recalls for emission-related defects.

Pursuant to the Clean Air Act, emissions certifications are granted by the EPA on an annual basis for all vehicles sold in a given model year. The State of California has developed its own separate emissions certification and enforcement program for new vehicles sold in the state of California, which requires the submission of a separate application and test results for vehicles sold in California. In recent years, a number of states have adopted the California certification program pursuant to Section 177 of the Clean Air Act (“Section 177 States”), which has historically imposed more stringent emissions standards for certain pollutants. New automobiles can only be sold in the U.S. after the receipt of a Certificate of Conformity from the EPA, or, in California or a Section 177 State after receiving approving executive orders from CARB.

While electric vehicles are arguably not required to comply with the Clean Air Act because they do not produce exhaust emissions, by subjecting their vehicles to EPA scrutiny and standards, electric vehicle manufacturers may generate federal GHG emissions credits, which are available to foreign or domestic vehicle manufacturers who over-comply with federal GHG emission standards. Such credits may be sold to other manufacturers. California and the Section 177 States have additional programs under which manufacturers may generate credits for selling and distributing ZEVs, BEVs, FCEVs and PHEVs based on battery capacity, including electric vehicles and vehicles that over-comply with the California emissions standards. Manufacturers who produce more ZEV credits than they are required to hold under the ZEV mandate may bank or sell their excess credits to other manufacturers for a profit through private negotiations.

Under the California and Section 177 States credit program, foreign and domestic vehicle manufacturers may also receive GHG credits for meeting more stringent GHG emissions standards for their vehicles sold and distributed in California or a Section 177 State. Manufacturers with excess California and Section 177 States credits may sell them to other manufacturers for a profit through private negotiations. State GHG emissions credits retain their value for up to five model years going forward, and may be used to cover a credit deficit or noncompliance up to five years prior.

If any emission-related defects are found in twenty-five or more vehicles of the same model year, the manufacturer must notify the EPA within fifteen working days. A manufacturer may decide to conduct a voluntary recall, or the EPA may require a recall, to address the emission-related defect. California has its own emissions defect reporting and recall requirements, which are similar to the federal provisions. The CARB requires manufacturers to file emission warranty information reports when warranty claims for an emission-related part reach 25% of the vehicles in an engine family or 1% of the vehicles in a test group during a quarter.

If the warranty claims rate reaches higher targets, additional reporting is required, including field information reports and emissions information reports.

Labeling and Advertisements

Once a vehicle is certified as meeting all applicable federal motor vehicle safety standards (“FMVSS”), a certification label affirming compliance with FMVSS standards is applied to the vehicle.

In addition to the certification label, a number of other labeling requirements may apply to vehicles or replacement parts, including:

•	Proposition 65, California’s “right-to-know” chemical warning law – mandates certain warnings for products that are known to cause exposure to certain listed hazardous chemicals;

•	NHTSA New Car Assessment Program Rating requirement – requires new vehicles to display a label indicating its safety rating based on NHTSA testing or that the rating is not yet available;

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Country of origin – new vehicles must be labeled with information about the country of origin of the vehicle parts, the final assembly point for the vehicle and the country of origin for the engine and transmission;

•	Pricing label – shows pricing information and other information known as a “Monroney label;”

•	Fuel economy label – indicates the vehicle’s fuel economy and greenhouse gas emission performance;

•

Theft prevention labels – certain vehicle parts and replacement parts, such as the engine, fender, door and bumper, must be labeled with the vehicle’s VIN in order to facilitate tracing and recovery of stolen parts, subject to certain exemption; and

•	Airbag warning – the NHTSA crash protection standard, FMVSS 208, includes requirements for sun visor and dashboard labels warning of the dangers of airbags for child occupants.

In the U.S., advertising and promotional activities are regulated at both the state and federal level. At the state level, state attorneys general enforce requirements such as “truth in advertising” and other consumer protection provisions. At the federal level, the Federal Trade Commission (“FTC”) enforces standards aimed at preventing fraud, deception and unfair business practices. The FTC Act prohibits unfair or deceptive advertising, and requires that advertising to be truthful and claims be substantiated.

Incentives

There are no significant incentives targeted specifically at investment in the U.S. auto market beyond various federal incentives for production of alternative fuel vehicles or investments in the infrastructure to support such production. For example, purchasers of electric vehicles currently may receive a tax credit which varies based on the energy density of the battery, to encourage demand, and in turn, production of such vehicles. Until 2022, each manufacturer was allowed 200,000 of these credits, with sales counted cumulatively beginning with model year 2010. Once that limit was surpassed, the sum of the credit was expected to be reduced through a one-year transition period before ending. However, pursuant to the newly enacted Inflation Reduction Act of 2022, automakers are no longer capped at 200,000 credits but vehicles are now subject to several new eligibility requirements including final assembly of vehicles in North America, MSRP caps, restrictions on country of origin of battery components and more.

The IRA provides tax credits in connection with the purchase of certain EVs through 2032. However, in order for the purchase of an EV to qualify for such credits, the EV must satisfy certain requirements, including, among others, that a specified percentage of the value of the battery components in the EV be manufactured or assembled in the U.S., the final assembly of the vehicle be conducted in the U.S., the retail price of the vehicle not exceed a specified threshold which varies by vehicle type and eligible taxpayers must have incomes below certain thresholds. Our EVs currently produced in Vietnam for export to the U.S. are not qualified for the tax credits under the IRA. In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 712 hectares in North Carolina. Commissioning of the facility is targeted for the second half of 2024. Once this facility commences operations and final assembly of our EVs, our customers in the U.S. may be able to be entitled to this tax credit, subject to, among other things, their income eligibility as well as our ability to meet requirements on battery components and critical minerals. We are monitoring for the issuance of the detailed guidance on these requirements by the U.S. Treasury, which is expected by the end of 2022, and will evaluate its implications on our supply chain ecosystem in order to satisfy such requirements.

In some cases, state and local governments may provide additional incentives.

For example, in California, rebates are available at the state and county levels for consumers who purchase (or in some cases, lease) qualifying zero emission vehicles, including electric vehicles. Under the state-run Clean Vehicle Rebate Project, qualifying consumers may receive up to $2,000 or more (depending on their household income) for purchasing or leasing a plug-in electric vehicle. Manufacturers must apply to CARB to have their vehicles included in the program, which is expected to be effective through at least 2023. Similar state programs exist in other states, such as New York, Maryland and Colorado, though there may be some limitations on vehicle price.

Environmental

The following requirements for environmental permitting apply to companies engaged in manufacturing or other industrial activities in the U.S.:

•	air permits for stationary sources of air pollutants under the Clean Air Act or state/local air permitting regulations;

•	wastewater treatment permits for wastewater discharges from industrial facilities under the Clean Water Act or state/local water permitting regulations; and

•	waste disposal permits for any hazardous wastes under the Resource Conservation and Recovery Act or state/local hazardous waste disposal regulations.

Data Privacy

U.S. data privacy law is a mix of national, state and local privacy laws and regulations, and there is no comprehensive national privacy law in the U.S. The U.S. does however have privacy and data security laws at the federal level that are sector-specific, as well as privacy laws at the state (and local) level. Federal privacy laws and regulations generally apply to financial institutions, telecommunications companies, credit reporting agencies and healthcare providers, as well as to driving records, children’s privacy, email marketing and telemarketing. The Federal Trade Commission may bring enforcement actions against companies that engage in the collection, use or other processing of personal data that constitutes unfair or deceptive trade practices, or that violates a company’s privacy policies. Additionally, laws, regulations and standards covering marketing and advertising activities conducted by telephone, email, mobile devices and the Internet, may be applicable to businesses.

Several U.S. states also have privacy and data security laws and regulations that are more restrictive than the federal sector-specific laws. Generally, each state’s laws apply to personal data about residents of that state or activities that occur within that state. For instance, California has a number of state privacy and data security laws, including the California Consumer Privacy Act, which imposes restrictions on the collection, use and disclosure of personal data, and which has been further amended through the California Consumer Privacy Rights Act.

European Union

Licensing

There are no harmonized rules under EU law stipulating any general requirements for starting business operations in Europe, such as general business or trading licenses, registrations or approvals. Where a company starts business activities in Germany this will trigger the obligation to make a general business registration with the competent local authority by means of a trade registration (Gewerbeanmeldung) as per the requirements set out under the German Trade Regulation (Gewerbeordnung). This registration requirement generally applies to any kind of business operations conducted in Germany (i.e., including, but not limited to, automotive-related businesses). The German Trade Regulation is neither a permit nor a license, but just a registration. There is no registration requirement to start business operations in France.

There is no general trade registration or trading license requirements for doing business in Netherlands. However, each company in the Netherlands must register with the Dutch trade register. Technically speaking there is no legal requirement, but in practice “acknowledgements” from the National Vehicle and Driving License Registration Authority (“RDW”) are required for adequately selling vehicles.

Distribution

The legal rules governing commercial agency relationships (agents who promote sales in the name of and on behalf of the principal) are to some extent harmonized under the European Commercial Agency Directive (86/653/EEC) (“CAD”). The CAD governs various aspects of the commercial agency relationship, including commission claims, minimum notice periods, compensation or indemnity claims upon termination of the agency contract and post-contractual non-compete obligations. The CAD is an EU Directive and as such, is not directly applicable in the EU Member States but needs to be transposed into the laws of each EU Member State. Individual national laws may provide for additional rules and national interpretations of the CAD.

The distribution of new vehicles is generally regulated via Art. 101 and 102 of the Treaty of the Functioning of the European Union (“TFEU”), the respective Block Exemption Regulations (EU Regulation 2022/720 of May 10, 2022 on the application of Article 101(3) of the TFEU to categories of vertical agreements and concerted practices and Regulation n°461/2010 relative to after sales activities) and Motor Vehicle Regulation No 461/2010 which came into force on June 1, 2010 and will expire on May 23, 2023. Under the Block Exemption Regulations, OEMs and principals must not prevent members of a selective distribution system from selling spare parts to independent repairers, prevent a supplier of spare parts from selling its goods to operators outside the network or to end users, or prevent a supplier of components from placing its trademark or logo on a component supplied for the initial assembly of a motor vehicle.

Other than the Block Exemption Regulations, the rules governing distributorship relationships vary by EU member state. For example, in Germany, there are laws governing minimum notice periods for termination of a distributorship, indemnity claims upon termination and take back obligations for unsold vehicles. French distributorship laws and case laws also cover minimum notice periods and indemnity claims upon termination, though they do not impose a take back obligation for unsold vehicles.

Directive 2000/53/EC provides specific regulatory requirements for the take-back of end-of-life vehicles, such as material coding, treatment obligation, collection system obligation, information and monitoring requirements. Directive 2006/66/EC provides regulatory requirements for batteries and accumulators, and respective end-of-life processes to be followed.

Type Approval and Emissions

In the EU, under Framework Regulation (EU) 2018/858, the placing on the market, registration or entry into service of vehicles, including systems, components and technical units, require type-approval. Type-approvals granted under the EU type-approval system are recognized throughout the European Union. An EU type-approval will not expire so long as all relevant type-approval requirements are complied with.

Pursuant to Regulation (EU) 2019/631, a manufacturer must ensure that its average carbon dioxide emission does not exceed its set carbon dioxide emission targets for a fleet of newly registered vehicles. The carbon dioxide emission values are measured during the type-approval process to verify the carbon dioxide emission values declared by the manufacturer for a specific vehicle type. Based on the registrations made by a manufacturer in a given year, where the manufacturer’s average specific CO2 emissions exceed its specific emissions target, the EU Commission imposes an excess emissions premium of €95 per g CO2/kilometer of excess emission per newly registered vehicle. However, manufacturers responsible for fewer than 1,000 newly registered vehicles per year are generally exempted from meeting a specific emissions target.

Vehicles can only be made available on the market, registered or enter into service if they are accompanied by a valid certificate of conformity. The manufacturer must issue a certificate of conformity to accompany each vehicle manufactured. Further, the manufacturer must establish appropriate procedures that ensure that the series production of vehicles, systems and components conforms with the procedure required for the approved vehicle type.

As part of the type-approval process, manufacturers must also obtain an approval with respect to emissions (“ETA”). In order to obtain such approvals, the manufacturer must demonstrate compliance with specified limit values for regulated pollutants through test reports issued by an accredited technical service, such as the WLTP.

There are other regulatory regulations relevant for the automotive sector, particularly with regard to environmental protection and safety, which are harmonized at the European Union level.

Incentives

Almost all EU Member States have adopted various measures to stimulate demand for BEVs, PHEVs and FCEVs.

For example, in Germany, consumers may receive up to €9,000 in environmental bonuses (depending on purchase price and subject to partial coverage by the manufacturer) for the purchase and lease of certain new and used BEVs, PHEVs and FCEVs registered before December 31, 2022. State support will be gradually phased out between 2023 and 2024 based on current government plans.

Newly registered BEVs are also exempt from vehicle taxes for a period of 10 years, with such program set to expire on December 31, 2030. If the vehicle changes hands within these 10 years, the new vehicle owner will also enjoy the tax exemption for the remaining period. Meanwhile, since July 1, 2020, electric company cars with a gross list price of up to €60,000 is only taxed at 0.25% of the gross list price. PHEVs and electric vehicles with a higher gross list price are subject to a tax of 0.5%. In comparison, the tax on private use company cars with combustion engines is 1.0% of the gross list price of the car. There are also no taxes on charging services for BEVs and PHEVs provided to employees on the employer’s premises until the end of 2030.

In the Netherlands, the subsidy scheme for private individuals’ electric passenger vehicles (“SEPP”) provides certain incentives for the purchase of electric passenger vehicles, even if the battery is leased. Meanwhile, under the Private Motor Vehicle and Motorcycle Tax (“BPM”) Act, tax benefits are determined based on carbon dioxide emissions. For fully electric cars, no BPM or motor vehicle tax is payable. Such tax benefits are available until 2024.

In France, different levels of ecological bonuses are available until the end of December 2022, though such expiry date is expected to be extended pursuant to a government announcement. Ecological bonuses range from €1,000 to €5,000, depending on the purchase price of the vehicle and the consumer type, and are subject to change annually. In addition to these bonuses, there is also a conversion bonus of up to €5,000, plus an additional bonus up to €1,000 under certain revenue conditions and incentives for vehicle scrappage subject to certain conditions.

In addition, some member states of the European Union offer state-funded vehicle scrappage schemes that provide financial incentives for the replacement of old vehicles with new vehicles.

There are also a number of government-funded research and development programs in the automotive industry within the European Union. Many of these programs focus on projects related to electric mobility and autonomous driving.

Data Privacy

European data privacy requirements are mainly based on the principle right of informational self-determination and the processing the personal data of European Union data subjects is strictly regulated by the General Data Protection Regulation (EU) 2016/679 (the “GDPR”), which went into effect in May 2018. Following the United Kingdom’s exit from the European Union, the GDPR has been transposed into the national laws of the United Kingdom (the “UK GDPR”). The GDPR/UK GDPR applies to any operations in the European Union and United Kingdom and any processing of the personal data of European Union and United Kingdom data subjects, including customer and prospect data, employee data or data related to connected vehicles. The GDPR includes the seven principles of (i) lawfulness, fairness and transparency, (ii) purpose limitation, (iii) data minimization, (iv) accuracy, (v) storage limitation, (vi) integrity and confidentiality (security) and (vii) accountability. The GDPR/UK GDPR contains strict rules limiting, amongst others, the transfer of data from the European Economic Area (EEA) and the United Kingdom, to countries in which a comparable level of protection cannot be ensured unless the parties to the transfer have established a legal basis for the transfer and implemented specific safeguards to protect the transferred personal data. Following the invalidated EU-U.S. Privacy Shield framework, the European Commission’s Standard Contractual Clauses (along with an international data transfer addendum to the European Commission’s Standard Contractual Clauses for United Kingdom international data transfers) or the United Kingdom International Data Transfer Agreement can lawfully be used for personal data transfers from Europe/United Kingdom to countries without an adequacy decision.

A variety of marketing techniques and practices, including email and social media marketing, online targeted advertising and cookie-based Processing to sell products and services and to attract new consumers, are subject to various current and future data protection laws and obligations that govern marketing and advertising practices. Governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools.

In the European Union and United Kingdom, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive, as implemented under national laws. In the European Union, the ePrivacy Directive is meant to be replaced by an ePrivacy Regulation, the timing of which is still uncertain.

While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process. The current draft of the ePrivacy Regulation imposes additional opt-in e-marketing rules with limited exceptions for business to business communications within the European Union and significantly increases fining powers to €10 million or 2% of the annual global revenues of the noncompliant company, whichever is greater. The United Kingdom has implemented the ePrivacy Directive into national law through the U.K. Privacy and Electronic Communications Regulation 2003, however the ePrivacy Regulation when it comes into effect will have no bearings on the United Kingdom following its withdrawal from the European Union. This introduces the possibility that Companies will be subject to, and required to comply with, a separate and additional legal regime with respect to ePrivacy, which may result in substantial costs and may necessitate changes to business practices, which in turn may otherwise adversely affect a business, reputation, legal exposures, financial condition, results of operations and prospects.

Companies that must comply with the GDPR/UK GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements, an order prohibiting processing of European or United Kingdom data subject personal data and potential and separate administrative fines for noncompliance of up to €20 million/£17.5 million or 4% of the annual global revenues of the noncompliant company or group of companies, whichever is greater. Companies may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs and fees, diversion of internal resources, and reputational harm.

Specific regulations concerning connected vehicle data are currently under development but have not yet been adopted by the EU Council.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Pham Nhat Vuong	54	Chairman and Director
Le Thi Thu Thuy	48	Managing Director and Global CEO
Ngan Wan Sing Winston	61	Independent Director
Ling Chung Yee, Roy	45	Independent Director
Pham Nguyen Anh Thu	41	Director
Nguyen Thi Van Trinh	48	Director
David Thomas Mansfield	46	Chief Financial Officer (“CFO”)
Michael Scott Johnson	60	Deputy CEO responsible for Global Manufacturing
Le Mai Tuyet Trinh	47	Deputy CEO responsible for Information Technology
Stuart Iain Taylor	50	Deputy CEO responsible for Smart Services

Unless otherwise indicated, the business address of each director and executive officer is Dinh Vu – Cat Hai Economic Zone, Cat Hai Islands, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam.

Pham Nhat Vuong. Mr. Pham has served as the Chairman of our board of directors since March 2022, and previously served as Chairman of the board of directors of Vingroup. He has a long track record as an entrepreneur both inside and outside Vietnam. He established Vingroup’s core businesses, starting with its two initial brands, Vinpearl Joint Stock Company (“Vinpearl”) and Vincom in 2001 and 2002, respectively. He is also the founder of Technocom Co. Ltd., Ukraine. Mr. Pham received his bachelor’s degree in geoeconomic engineering from Russian State Geological Prospecting University.

Le Thi Thu Thuy. Ms. Le has served as a member of our board of directors, the Managing Director of our board of directors and our Global CEO since March 2022. She also holds the position of Vice Chairwoman of Vingroup. Ms. Le is also a Chartered Financial Analyst Charter holder. Previously, Ms. Le was a Vice President at Lehman Brothers for Japan, Thailand and Singapore from 2000 to 2008. Ms. Le received her bachelor’s degree economics from Hanoi Foreign Trade University and her Master of Business Administration, with a major in Finance, from the International University of Japan.

Ngan Wan Sing Winston. Mr. Ngan has served as a member of our board of directors since March 2022. He is an Independent Non-Executive Director of HSBC Bank (Singapore) Limited and Azalea Asset Management Pte. Ltd. since March 2021 and January 2022, respectively. He also serves as a member of the Board of Trustee of SNEC Health Research Endowment Fund and a committee member of the SingHealth Fund-SNEC Institute Fund. In addition, he is a member of the Institute of Singapore Chartered Accountants and the Chartered Professional Accountants of Ontario, Canada. He is a certified public accountant in Australia. Previously, Mr. Ngan was the Non-Executive President of the Society for the Physically Disabled and a partner and the Head of Audit of Financial Services Singapore and ASEAN at Ernst & Young LLP. Mr. Ngan received his bachelor of science degree in electronic and electrical engineering from Loughborough University of Technology, United Kingdom, where he graduated with first class honors, and received his Master of Business Administration (Accounting) from York University, Canada.

Ling Chung Yee Roy. Mr. Ling has served as a member of our board of directors since March 2022 and was previously an Independent Director at Vingroup. He is the Chief Executive Officer and Founder of FollowTrade Pte. Ltd. since May 2021. He is an Independent Board Director at several listed companies in Asia, such as Amplefield Ltd. since February 2019, United Food Holdings Ltd. since November 2015, and Ley Choon Group Holdings Ltd. since September 2015. He is also an Adjunct Professor in Finance at the SKEMA Business School and an Academic Program Director at SMU Academy. Mr. Ling was previously an Independent Board Director at various listed companies, including Vingroup, Debao Property Development Ltd. From February 2019 to October 2022, Sino Grandness Food Industry Group Ltd. from December 2019 to October 2020, Ace Achieve Infocom Ltd. from 2018 to 2020, Pine Capital Group Ltd. January 2018 to March 2019, Arion Entertainment Singapore Ltd. from February 2013 to July 2018, Chaswood Resources Holdings Ltd. from December 2017 to June 2018 and China Flexible Packaging Holdings Ltd. from March 2013 to October 2017. Mr. Ling is a seasoned corporate finance veteran and held senior positions with JPMorgan, Lehman Brothers, Goldman Sachs and Salomon Smith Barney. His expertise is in digital finance, sustainable investing and Asia real estate, and he completed some of the highest-profile advisory and capital market transactions in the region. Mr. Ling is a former Board Director of the CFA Society of Japan. Mr. Ling received a bachelor’s degree in business administration from the National University of Singapore, where he graduated with honors, and received his Global Executive Master of Business Administration from INSEAD.

Pham Nguyen Anh Thu. Ms. Pham has served as a member of our board of directors since March 2022. Previously, Ms. Pham held several positions within Vingroup, including Chief Investment Officer since March 2017. Ms. Pham’s past experience includes serving as the Head of Investment Banking for Vietnam with Barclays Bank PLC, and fixed income investment analyst at OCBC Bank and Lion Global Investors in Singapore. Ms. Pham is also a Chartered Financial Analyst Charter holder. Ms. Pham received her bachelor’s degree in engineering from the National University of Singapore, where she graduated with first class honors.

Nguyen Thi Van Trinh. Ms. Nguyen has served as a member of our board of directors since March 2022. Ms. Nguyen has served as the Director of Asian Star Trading & Investment Pte. Ltd. (Singapore) since March 2006. She is also a director at several companies in Singapore, including Vingroup Global Pte. Ltd. since May 2019, Vingroup Investment Pte. Ltd. since April 2019 and Affinitee Holding Pte. Ltd. since February 2018. Ms. Nguyen received her bachelor’s degree in international commercial trade from the Foreign Trade University in Vietnam.

David Thomas Mansfield. Mr. Mansfield has served as our CFO since February 2022. Prior to his appointment in our company, he held the position of Deputy CEO of Finance & Investment of VinFast Vietnam since February 2021. Prior to these roles, Mr. Mansfield held various senior positions at financial institutions, including Managing Director at BlueFire AI from November 2018 to March 2020, Managing Director, Head of APAC Corporate Derivatives Trading at JP Morgan from January 2012 to November 2018 and Director, Head of APAC Delta 1 trading at Credit Suisse from March 2008 to October 2011. Mr. Mansfield received his bachelor’s degree in mathematics from Dublin University, Trinity College, where he graduated first class.

Michael Scott Johnson. Mr. Johnson has served as our Deputy Chief Executive Officer responsible for Global Manufacturing since October 2022. Mr. Johnson joined VinFast Vietnam in April 2022 as Head of U.S. Automotive Manufacturing Plant in charge of the North Carolina Plant until August 2022. He then served as Deputy Chief Executive Officer in charge of the Vietnam Automotive Manufacturing Plant of VinFast Vietnam from August 2022 to October 2022, before assuming the position of Deputy Chief Executive Officer responsible for Global Manufacturing at VinFast Vietnam in October 2022. Prior to that, he served as Chief Manufacturing Officer at ICONIQ from February 2019 to April 2022, Director of Global Production Control and Logistics at Faraday Future from April 2016 to January 2019 and Director of Production Control and Logistics at Detroit Manufacturing Systems from May 2015 to March 2016. Mr. Johnson also held various senior international positions at Ford Motor Company between 1985 and 2015, including Manager of Material Planning and Logistics, Regional Manager, General Manager and Director. Mr. Johnson received his bachelor of science degree in industrial engineering and management science from Northwestern University, and his Master of Business Administration/Marketing Management from Northwestern University’s Kellogg School of Management.

Le Mai Tuyet Trinh. Ms. Le has served as our Deputy Chief Executive Officer responsible for Information Technology since October 2022. She has also served as Chief Executive Officer of VIN3S Joint Stock Company (“VIN3S”) since May 2021 and Chief Information Officer at Vingroup from November 2015 to May 2021. Prior to these roles, Ms. Le was Country Leader at Deloitte Consulting Vietnam from January 2011 to November 2015 and Senior Manager at Deloitte Consulting Southeast Asia from January 2005 to January 2011. She received her bachelor’s degree in English linguistics from Vietnam National University Ho Chi Minh City.

Stuart Iain Taylor. Mr. Taylor has served as our Deputy Chief Executive Officer responsible for Smart Services since October 2022. He joined VinFast Vietnam in August 2022 as Head of Smart Services. Previously, Mr. Taylor served as the Chairman and a member of the board of directors of Autonomic from May 2020 to July 2022. He also held various senior positions at Ford Motor Company between 2005 and 2022, including Executive Director of Enterprise Connectivity from May 2020 to July 2022, Director of Electrical & Electronics Systems Engineering from December 2019 to May 2020 and Director of Infotainment & Connectivity Engineering from October 2016 to December 2019. Between 2004 and 2016, Mr. Taylor held Executive and Director roles for Ford Motor Company in Australia, Brazil, China and the United States. Mr. Taylor received his bachelor’s degree in engineering, specializing in Automotive Electronics, from the University of the West of England, United Kingdom.

Composition of the Board of Directors

Upon the completion of this offering, our board will consist of six directors, including two independent directors who qualify as independent within the independence requirements of Rule 10A-3 under the Exchange Act and the independence requirements of Nasdaq. The number of directors may be changed from time to time by ordinary resolution of our shareholders at general meetings, but shall in any event be not less than two. A director need not be a shareholder of our company and shall not be required to hold any shares of our company by way of qualification.

Term of Office for Directors

We may, by ordinary resolution, remove any director before the expiration of his or her period of office, notwithstanding anything in our constitution or in any agreement between us and such director. We may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing.

Our constitution provides that our shareholders by ordinary resolution, or our board of directors shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with our constitution.

Duties of Directors

Under Singapore law, members of the board of directors of a Singapore company owe certain fiduciary duties towards the company, including a duty to act in good faith in the interests of the company, a duty to act honestly and to use reasonable diligence in the discharge of the duties of their office. Directors generally owe fiduciary duties to the company, and not to the company’s individual shareholders. Our shareholders may not have a direct cause of action against our directors. The company has a right to seek damages if a duty owed by directors is breached.

Subject to applicable law and our constitution, the directors may at their discretion exercise all powers of our Company to borrow or otherwise raise money, to mortgage, charge or hypothecate all or any of the property or business of our Company including any uncalled or called but unpaid capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party.

Subject to the Singapore Companies Act, every director who is, in any way, whether directly or indirectly, interested in a transaction or proposed transaction with our Company must as soon as is practicable after the relevant facts have come to his or her knowledge declare the nature of his or her interest at a meeting of the directors of the company, or send a written notice to the company containing details on the nature, character and extent of his or her interest in the transaction or proposed transaction with the company. Under our constitution, every director shall observe such provisions of the Singapore Companies Act relating to the disclosure of the interests in transactions or proposed transactions with our Company or of any office or property held by him which might create duties or interests in conflict with his duties or interests as a director. Notwithstanding such disclosure, a Director shall not vote in regard to any transaction or arrangement or any other proposal whatsoever in which he has directly or indirectly a personal material interest. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

Committees of the Board of Directors

Following the completion of this offering, we will be a “foreign private issuer” under the securities laws of the U.S. and Nasdaq’s corporate governance standards. Under the securities laws of the U.S., foreign private issuers are subject to different disclosure requirements than US-domiciled registrants, as well as different financial reporting requirements. Under Nasdaq’s corporate governance standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the corporate governance standards permit a foreign private issuer to follow its home country practice in lieu of certain listing requirements of Nasdaq. Accordingly, in the future you may not have the same protections afforded to holders of securities of companies that are subject to all of the corporate governance requirements. See also “Risk Factors — Risks Related to the Ownership of Our Securities — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Audit Committee

Our audit committee will consist of Mr. Ling Chung Yee Roy and Mr. Ngan Wan Sing Winston. Mr. Ling Chung Yee Roy will be the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that Mr. Ngan Wan Sing Winston is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Act (where applicable), the SEC rules and the corporate governance rules of Nasdaq.

The audit committee’s responsibilities will include:

•	recommending the appointment and termination of our independent auditors, subject to approval of the shareholders;

•	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•

overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under applicable law;

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•

recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Act (where applicable) as well as approving the yearly or periodic work plan proposed by the internal auditor;

•	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•

identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•

reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between our company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of our company’s business and deciding whether to approve such acts and transactions if so required under the Companies Act;

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees; and

•

discussing policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which our exposure to such risks is handled, and overseeing management of enterprise risk, including financial and cybersecurity risks and risks related to supply chain, suppliers and service providers.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least once during each fiscal quarter. The audit committee will meet at least once per year with our independent accountant, without our executive officers being present.

Compensation Committee

Our compensation committee will consist of Mr. Pham Nhat Vuong, Mr. Ling Chung Yee Roy and Ms. Pham Nguyen Anh Thu. Mr. Pham Nhat Vuong will be the chairman of our compensation committee.

The compensation committee’s responsibilities will include:

•

recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Act (where applicable) as well as other compensation policies, incentive- based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Act (where applicable);

•	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;

•

reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•

administering our equity-based compensation plans, including without limitation, making awards to eligible persons under the plans and determining the terms of such awards, and recommending for approval by the board: (i) the adoption of such plans, and (ii) the amendment and interpretation of such plans and the awards and agreements issued pursuant thereto;

•	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders;

•	exempting, under certain circumstances, a transaction with our Chief Executive Officer from the approval of our shareholders; and

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Act (where applicable).

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Ms. Nguyen Thi Van Trinh, Mr. Pham Nhat Vuong and Ms. Le Thi Thu Thuy. Ms. Le Thi Thu Thuy will be the chairwoman of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee.

The nomination and corporate governance committee’s responsibilities will include:

•	overseeing and assisting our board of directors in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board of directors;

•

establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our business, including but not limited to, the constitution and the charters of our company’s other committees;

•	overseeing our ESG risks, strategies, policies, programs and practices to further our business purpose, strategy, culture, values and reputation; and

•

performing an annually evaluation of the performance of the committee as well as reviewing and reassessing its charter and submitting any recommended changes to the board of directors for its consideration.

Board’s Role in Risk Oversight

Our board of directors is primarily responsible for developing our risk management framework and overseeing the risk management processes in place across our group. Our board of directors, as a whole, determines our appropriate level of risk, assesses the specific risks that we face and reviews management’s strategies for adequately mitigating and managing the identified risks. Risks that the board of directors considers include those relating to cybersecurity, supply chain, suppliers and service providers. Cybersecurity risk is a key consideration in our board’s management of operational risk, and our board of directors oversees compliance with applicable data protection and data security laws, rules and regulations and promotes a culture of data protection accountability and awareness throughout our company.

In addition to our board of directors administering this risk management oversight function, the audit committee of our board of directors supports our board of directors in discharging its oversight duties. The audit committee considers our company’s policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which our exposure to risk is handled, and oversees management of our enterprise risk, including financial and cybersecurity risks and risks related to supply chain, suppliers and service providers.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics applies to all of our executive officers, board members and employees.

Employment Agreements and Indemnification Agreements

We, or certain of our subsidiaries, have entered into employment agreements with each of our executive officers, which set forth the terms and conditions of each executive’s employment, including base salary, performance-based variable pay compensation and benefit plan participation. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment without notice, at any time, for certain acts of the executive officer, such as serious, repeated or continuing breach of our internal policies or guidelines on conduct, any act or conduct which would bring the officer or our company into disrepute, any serious misconduct, unreasonable absenteeism or willful disobedience of our company’s lawful orders, willful refusal to perform all or any duties, insubordination, breach of company secrecy, or violation of the laws and regulations of Singapore. We may also terminate an executive officer’s employment with advanced written notice. The length of such notice period is set out in each contract in accordance with the applicable law of Singapore. Without delivering an advanced written notice, we may also terminate an executive officer’s employment by paying to such officer salary in lieu of notice for the remainder of the relevant notice period. The executive officer may resign at any time by delivering to us an advanced written notice.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iii) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We plan to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, and subject to the terms thereof being in compliance with the Singapore Companies Act, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

The aggregate compensation paid to our directors and executive officers in cash and benefits in kind was VND22.7 billion ($1.0 million) and VND99.2 billion ($4.1 million) for the year ended December 31, 2021 and the nine months ended September 30, 2022, respectively. We and our subsidiaries have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our directors are not entitled, pursuant to their service contracts with us or any of our subsidiaries, to receive any benefits upon termination or resignation from their respective positions as directors. Our executive officers are eligible to participate in our health and welfare plans, including medical benefits, accidental death and disability insurance.

VinFast Incentive Award Plan

In connection with, and subject to the completion of, this offering, we will adopt a VinFast incentive award plan (the “VinFast Award Plan”), under which we may grant cash and equity incentive awards to eligible service providers in order to attract, retain and motivate the talent for which we compete. The material terms of the VinFast Award Plan are summarized below.

Eligibility and Administration. Our employees, consultants and directors, and employees and consultants of our subsidiaries will be eligible to receive awards under the VinFast Award Plan. The VinFast Award Plan will be administered by our board of directors, which we expect will delegate its duties and responsibilities to the compensation committee of our board of directors (referred to as the plan administrator below), subject to certain limitations that may be imposed under applicable law and stock exchange rules. The plan administrator will have the authority to make all determinations and interpretations under the VinFast Award Plan and set the terms and conditions of all awards granted thereunder.

Limitation on Awards and Shares Available.                 ordinary shares will initially be reserved for issuance under the VinFast Award Plan. The shares that we issue under the VinFast Award Plan may be newly issued shares or treasury shares. If an award is forfeited, expires or is settled for cash, any shares subject to such award may be used again for new grants under the VinFast Award Plan.

Awards. The VinFast Award Plan will provide for the grant of options, share appreciation rights (“SARs”), restricted shares, dividend equivalents, restricted share units, and other share or cash based awards. All awards under the VinFast Award Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms, post-termination exercise limitations and expiration dates. Any award may be granted subject to vesting and/or payment based on the attainment of specified performance criteria that the plan administrator will be able to select.

Certain Transactions. The plan administrator will have broad discretion to take action under the VinFast Award Plan to prevent the dilution or enlargement of intended benefits, to facilitate certain corporate transactions or events affecting our ordinary shares or to give effect to a change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the VinFast Award Plan and replacing or terminating awards under the VinFast Award Plan. In addition, in the event of certain non-reciprocal transactions with our shareholders, the plan administrator will make equitable adjustments to awards outstanding under the VinFast Award Plan as it deems appropriate to reflect the transaction.

Plan Amendment and Termination. Our board of directors may amend or terminate the VinFast Award Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the VinFast Award Plan, may materially and adversely affect an award outstanding under the VinFast Award Plan without the consent of the affected participant. Further, the plan administrator may, without the approval of our shareholders, amend or exchange any outstanding option or SAR to reduce its price per share (a repricing) or cancel any outstanding option or SAR in exchange for cash or an option or SAR with an exercise price that is less than the exercise price of the original option or SAR. Shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws.

Following the adoption of the VinFast Award Plan and the closing of this offering, we intend to grant to certain of our directors, officers and employees, including certain members of our senior management team, subject to the approval of our board of directors, a number of restricted stock units equal to $             divided by the initial offering price, which based on the mid-point of the range on the cover of this prospectus would result in the grant of              restricted stock units. These restricted stock units would vest over four years on each anniversary of the date of their grant, subject to continued employment with our company.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus and as adjusted to reflect the sale of our ordinary shares in this offering (assuming the underwriters do not exercise their option to purchase additional ordinary shares), for:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than five percent of our ordinary shares.

The calculations in the table below are based on 2,411,764,800 ordinary shares issued and outstanding as of September 30, 2022, and also assumes the issuance and sale of                 ordinary shares by us in this offering and no exercise of the underwriters’ option to purchase additional ordinary shares from us.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all ordinary shares that they beneficially owned as of September 30, 2022. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of September 30, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is Dinh Vu – Cat Hai Economic Zone, Cat Hai Islands, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%	Number	%
Directors and executive officers:
Pham Nhat Vuong(1)	2,411,764,800	100.0
Le Thi Thu Thuy	—	—
Ngan Wan Sing Winston	—	—
Ling Chung Yee, Roy	—	—
Pham Nguyen Anh Thu	—	—
Nguyen Thi Van Trinh	—	—
David Thomas Mansfield	—	—
Michael Scott Johnson	—	—
Le Mai Tuyet Trinh	—	—
Stuart Iain Taylor	—	—

All directors and executive officers as a group

5% shareholders:
Vingroup(2)	1,242,594,100	51.5
VIG(3)	807,405,900	33.5
Asian Star Trading & Investments Pte. Ltd.(4)	361,764,800	15.0

(1)

Consists of (i) 1,242,594,100 ordinary shares held of record by Vingroup, a public company listed on the Ho Chi Minh Stock Exchange, in which Mr. Pham Nhat Vuong, directly and through a majority-owned affiliate, holds a majority interest, (ii) 807,405,900 ordinary shares held of record by VIG, a joint stock company organized in Vietnam and a majority-owned affiliate of Mr. Pham Nhat Vuong and (iii) 361,764,800 ordinary shares held of record by Asian Star Trading & Investments Pte. Ltd. (“Asian Star”), a Singapore private company and a wholly-owned affiliate (direct and indirect) of Mr. Pham Nhat Vuong. Mr. Pham Nhat Vuong may be deemed to have beneficial ownership over the shares and exercises voting and investment control over the shares held by Vingroup, VIG and Asian Star.
(2)

Consists of 1,242,594,100 ordinary shares held of record by Vingroup, a public company listed on the Ho Chi Minh Stock Exchange, in which Mr. Pham Nhat Vuong, directly and through a majority-owned affiliate, holds a majority interest. Mr. Pham Nhat Vuong may be deemed to have beneficial ownership over the shares and exercises voting and investment control over the shares held by Vingroup. The address of Vingroup is No 7, Bang Lang 1 Street, Viet Hung Ward, Long Bien District, Hanoi, Vietnam.

(3)

Consists of 807,405,900 ordinary shares held of record by VIG, a joint stock company organized in Vietnam and a majority-owned affiliate of Mr. Pham Nhat Vuong. Mr. Pham Nhat Vuong may be deemed to have beneficial ownership over the shares and exercises voting and investment control over the shares held by VIG. The address of VIG is No. 7, Bang Lang 1 Street, Viet Hung Ward, Long Bien District, Hanoi, Vietnam.

(4)

Consists of 361,764,800 ordinary shares held of record by Asian Star, a Singapore private company and a wholly-owned affiliate of Mr. Pham Nhat Vuong. Mr. Pham Nhat Vuong may be deemed to have beneficial ownership over the shares and exercises voting and investment control over the shares held by Asian Star. The address of Asian Star is 120 Lower Delta Road, #02-05 Cendex Centre, Singapore 169208.

As of the date of this prospectus, none of our ordinary shares are held by any holders of record in the U.S.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

The Reorganization

To facilitate our initial public offering in the U.S., we established our offshore holding structure through a series of transactions that resulted in VinFast Vietnam’s operations being reorganized under the Singapore-incorporated registrant, VinFast Auto Ltd. As a result of these transactions, the former majority shareholders of VinFast Vietnam, Vingroup and VIG, became the majority shareholders of VinFast Auto Ltd. For more information, see “Corporate History and Structure — Reorganization.”

The ICE Assets Disposal

We ceased all production of ICE vehicles in early November 2022 in connection with our strategic decision to transform into an EV-only manufacturer. As part of this transformation into an EV-only manufacturer, we transferred various ICE assets to VIG pursuant to the terms of the ICE Assets Disposal Agreements. We refer to these ICE assets disposal transactions as the “ICE Assets Disposal.” For more information regarding the Reorganization and the ICE Assets Disposal, see “Corporate History and Structure — Phase-out of ICE Vehicle Production.”

Vingroup Exchangeable Bonds

On April 29, 2022 and June 4, 2022, our company and Vingroup entered into a number of subscription agreements (the “EB Subscription Agreements”) with certain institutional investors (the “EB Investors”), including an affiliate of funds, vehicles and/or entities managed and/or advised by Kohlberg Kravis Roberts & Co. L.P. or its affiliates, Qatar Holding LLC and an affiliate of Seatown Holdings International Pte Ltd, pursuant to which Vingroup issued to such investors fixed rate exchangeable bonds with an aggregate principal amount of $625.0 million (the “Exchangeable Bonds”). The Exchangeable Bonds were issued in two closings, on May 10, 2022 and June 10, 2022, but form a single series and rank equally in all respects. As explained below, EB Investors have Deed Poll Exchange Rights (as defined herein) to exchange their Exchangeable Bonds for a specified number of ordinary shares in our company at the Deed Poll Exchange Rate (as defined below), which will be determined at the time of exchange and was initially set based on a valuation of our company of $30 billion in April 2022 at the time that the first EB Subscription Agreements were signed.

The Exchangeable Bonds bear interest at (i) 4.0% per annum until the earlier of May 10, 2024 and the completion of a qualifying liquidity event and (ii) thereafter, 2.0% per annum. In the absence of a qualifying liquidity event, the Exchangeable Bonds bear interest at (i) 4.0% per annum until May 10, 2024 and (ii) thereafter, 2.0% per annum. The Exchangeable Bonds are scheduled to mature on May 10, 2027. The interest is payable by Vingroup. In the context of an initial public offering, a qualifying liquidity event is satisfied if the offering results in proceeds to our company of at least $2 billion.

Vingroup has the right to redeem (i) all Exchangeable Bonds held by a bondholder if such bondholder undergoes a change of control occurs prior to the completion of this offering and (ii) all outstanding Exchangeable Bonds at any time after the first day of the Deed Poll Exchange Period (as defined below) (A) in the event of certain changes in Vietnamese tax laws and regulations, (B) if this offering constitutes a qualifying liquidity event and for a 30 consecutive trading day period commencing during the Deed Poll Exchange Period, the volume weighted average price per ordinary share of our company exceeds 200% of the quotient of $1 million and the Deed Poll Exchange Rate (as defined below) then in effect or (C) if at least 90% in principal amount of the Exchangeable Bonds originally issued have already been exchanged, redeemed or purchased and cancelled.

Each Bondholder has the right to require Vingroup to redeem the Exchangeable Bonds upon the occurrence of certain events, including, but not limited to, (i) a change of control of our company, (ii) certain qualifying liquidity events occurring in respect of our company, (iii) certain qualifying liquidity events failing to occur in respect of our company, or (iv) or the delisting of our company from Nasdaq. The amount payable by Vingroup upon redemption depends on the relevant redemption event, timing and other applicable conditions; in certain instances, the amount payable is the amount which would provide the bondholder an agreed minimum internal rate of return.

Vingroup contributed an aggregate VND13,995.4 billion ($585.6 million) of net proceeds from the Exchangeable Bonds issuance to VinFast Vietnam by subscribing for an aggregate of 105,096,876 dividend preferred shares of VinFast Vietnam on May 12, 2022 and June 13, 2022. The dividend preferred shares are non-voting, non-redeemable and entitled to cumulative VND dividends at rate of not more than 6% per annum (on the subscription price of such shares), provided that (i) such dividend rate may vary and is determined based on the interest payable by Vingroup in relation to the Exchangeable Bonds, and also takes into account any costs, taxes and other expenses which are required to be paid by Vingroup in connection the issuance of the Exchangeable Bonds and the payment of such interest and (ii) the payment of such dividend shall not lead to any breach by VinFast Vietnam of its other obligations. Each dividend preferred share will convert into a fully paid ordinary share of VinFast Vietnam at a ratio of one-to-one at Vingroup’s election upon the earlier of (i) the transfer of such dividend preferred shares from Vingroup to our company and (ii) the date falling five years and three months after their issuance (such dividend preferred shares and other shares into which such shares may be converted, the “VinFast Vietnam Shares”).

On July 1, 2022, we entered into a put option agreement with Vingroup, pursuant to which Vingroup will have the right to require our company to purchase the VinFast Vietnam Shares on the earlier of Vingroup’s receipt of a notice to redeem the Exchangeable Bonds or the maturity date of the Exchangeable Bonds.

Under a deed poll dated April 29, 2022 (the “Deed Poll”), our company has granted to each holder of Exchangeable Bonds rights (the “Deed Poll Exchange Rights”) to receive a specified number of ordinary shares in our company in exchange for each Exchangeable Bond which the relevant holder elects to transfer to our company (the rate of such exchange, the “Deed Poll Exchange Rate”). The Deed Poll Exchange Rights may be exercised from (and including) the tenth trading day after the date falling six months after the completion of this offering to (and including) the 20th trading day prior to the maturity of the Exchangeable Bonds (the “Deed Poll Exchange Period”). Once the Exchangeable Bonds are exchanged for ordinary shares in our company, such shares will be freely transferable.

The initial Deed Poll Exchange Rate is 80,392.16 ordinary shares in our company for each $1 million of Exchangeable Bond, which reflects a valuation of our company of $30 billion in April 2022 at the time that the first EB Subscription Agreements were signed. The Deed Poll Exchange Rate is subject to adjustment upon the occurrence of certain customary events and may also be increased, subject to a cap, on the first day of the Deed Poll Exchange Period based on either (i) the trading price of the ordinary shares of our company at that time or (ii) an exchange rate that would provide the bondholder an agreed minimum internal rate of return. Based on the unadjusted initial Deed Poll Exchange Rate, on an as-exchanged basis (assuming a hypothetical exercise of Deed Poll Exchange Rights immediately upon the completion of this offering and an initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus), the EB Investors would own             % of our company immediately upon completion of the exchange of the Exchangeable Bonds.

Upon the exercise of a Deed Poll Exchange Right, our company may elect to pay the relevant bondholder a cash alternative amount instead of delivering ordinary shares in our company.

On or after the settlement of a Deed Poll Exchange Right, our company, as holder of the relevant Exchangeable Bonds, will have the right under the Conditions to exchange such Exchangeable Bonds for VinFast Vietnam Shares (the “Vingroup EB Exchange Right”). If the Vingroup EB Exchange Rights are exercised in respect of all of the Exchangeable Bonds, our ownership in VinFast Vietnam would increase from 87.7% to 99.9% of the total outstanding share capital, including non-voting preferred shares.

Transactions with Vingroup Affiliates

Loans to VinFast Vietnam

In 2020, 2021 and 2022, our subsidiary, VinFast Vietnam entered into loan agreements (and amendments thereto) with our Vingroup affiliates, Vingroup, Vinhomes, Vinmec International General Hospital Joint Stock Company, Gia Lam Urban Development and Investment LLC, Vincom Retail Joint Stock Company (“Vincom Retail”), Thai Son Investment and Construction Joint Stock Company and Vinbiotech Research and Manufacturing JSC (later merged into VinBiocare Biotechnology Joint Stock Company), with the proceeds from the loans used for investments in our business operations. The loans are all subject to an interest rate of 9% per annum, with the exception of loans from Vincom Retail that are subject to an interest rate of 10% per annum and short-term loans from Vingroup that are subject to an interest rate ranging from 4.4% to 6.2% per annum. The maturity dates of the loans range from three months to two years from the drawdown date. The highest outstanding balance of these loans between 2020 and the nine months ended September 30, 2022 was VND31,386.2 billion ($1,313.2 million). As of September 30, 2022, the total amount outstanding under these loans was VND31,386.2 billion ($1,313.2 million).

Loans from VinFast Vietnam

In 2020 and 2021, our subsidiary, VinFast Vietnam entered into lending agreements with our Vingroup affiliates, VinTech Technology Development Joint Stock Company (“Vintech”), Vinsmart, SADO Trading Commercial Joint Stock Company (“SADO”), Vinpearl, Vietnam Grand Prix Limited Liability Company, Sai Dong Urban Development and Investment Joint Stock Company, Hanoi Southern City Development and Trading Limited Liability Company (which merged into SADO in 2020) and Times Trading Investment and Development One Member Limited Liability Company. The proceeds of the loans were used to fund our affiliates’ business operations. The loans were subject to an interest rate of 9% per annum. The maturity dates of the loans ranged from 12 months to 18 months from the drawdown date. The highest outstanding balance of these loans between 2020 and the nine months ended September 30, 2022 was VND9,415.5 billion ($394.0 million). As of September 30, 2022, the total amount outstanding under these loans was VND545.4 billion ($22.8 million).

Transfer of Investments

In 2021, our subsidiaries, VinFast Vietnam and VinFast Commercial and Services Trading Limited Liability Company (“VinFast Commercial and Services Trading”) entered into equity transfer agreements with our Vingroup affiliate, Vinsmart, pursuant to which VinFast Vietnam and VinFast Commercial and Services Trading sold to Vinsmart their 98% equity interest in Huong Hai – Quang Ngai Joint Stock Company for VND441,000.0 million and VinFast Vietnam’s 65% equity interest in VinFast Lithium for VND188,906.3 million.

Capital Contribution into VinFast Vietnam

In 2020, our subsidiary, VinFast Vietnam entered into an agreement for the settlement of outstanding debts and authorization of payment with Pham Nhat Vuong and his relatives, Pham Thu Huong, Pham Thuy Hang and Pham Nhat Quan Anh (collectively, the “Individuals”), Vingroup and Cam Ranh Investment Joint Stock Company (“Cam Ranh”), a Vingroup affiliate, pursuant to which (i) Vingroup contributed capital to VinFast Vietnam through the settlement of a portion of VinFast Vietnam’s debt with Vingroup; and (ii) Cam Ranh contributed capital to VinFast Vietnam on behalf of the Individuals through the settlement of a portion of Vingroup’s debt to Cam Ranh, while Vingroup, in turn, settled a portion of VinFast Vietnam’s debt with Vingroup. This amounted to capital contributions via settlement of debt of VND3,564.5 billion ($149.1 million) from the Individuals and VND2,935.5 billion ($122.8 million) from Vingroup.

In March 2022, Vingroup made an advance capital contribution of VND6.0 trillion ($251.0 million) in the form of deferred preference shares. The amount of proceeds from this offering that Vingroup receives from the Share Acquisition P-Note and reinvests pursuant to the Reinvestment Agreement is agreed to be reduced by the amount of such advance.

In addition, Mr. Pham Nhat Vuong has made a number of capital contributions into VinFast Vietnam, amounting to VND2,931.0 billion ($122.6 million) in 2020 and VND248.0 billion ($10.4 million) in 2021. Each capital contribution was approved by our board of directors. For the nine months ended September 30, 2022, Mr. Pham Nhat Vuong made a deemed contribution in the form of an upfront cash payment of VND350.0 billion ($14.6 million) to support the estimated extended warranty expenses for ICE vehicle sold from 2019 up until December 31, 2021.

Lease Agreements

We lease retail and advertising spaces in Vincom Retail’s shopping malls from Vincom Retail. The majority of the retail leases with Vincom Retail range in length from four to seven years. In 2020, 2021 and the nine months ended September 30, 2022, our aggregate lease expenses to Vingroup affiliates were $4.7 million, $7.0 million and $5.6 million, respectively.

VinES leased a warehouse with an area of 750 m2 located at Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam from us. The lease has been terminated by mutual agreement.

We lease an office space of 5,131m2 from Vinhomes. The lease is valid from 2019 to 2025. In 2020, 2021 and the nine months ended September 30, 2022, our aggregate lease expenses to Vinhomes were $0.6 million, $0.6 million and $0.5 million, respectively.

Cross-Promotional Activities

We and certain affiliates have entered into various purchase and cooperation agreements to cross-promote products and services within the Vingroup ecosystem. We purchased e-vouchers for resort packages from Vinpearl to distribute as holiday gifts to customers that purchase our vehicles. In 2020, 2021 and the nine months ended September 30, 2022, such purchases amounted to VND38.2 billion and VND165.3 billion ($6.9 million) and nil, respectively. For the nine months ended September 30, 2022, we made an advance payment of VND350.0 billion ($14.6 million) to Vinpearl to purchase Vinpearl e-vouchers that can be used towards payment for stays at Vinpearl hotels, to distribute to customers who purchase our vehicles.

As part of its ongoing promotional program that commenced in 2020, Vinhomes, our affiliate, provides VinFast vouchers to new customers when they purchase a Vinhomes property. In addition, as part of a 2022 “green living” program, Vinhomes provides existing customers who have previously purchased a Vinhomes property with “green living” vouchers. Both of these vouchers can be used towards payment for the purchase of our vehicles and are applied in Vietnam only. In 2020, 2021 and the nine months ended September 30, 2022, Vinhomes paid a total of VND1,938.0 billion, VND3,967.1 billion ($166.0 million) and VND5,346.0 billion ($223.7 million) in connection with promotional voucher programs, respectively. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Revenue recognition – Sales of vehicles (automobiles, e-scooters).”

Service and Sales Agreements with Vingroup Affiliates

We have entered into a number of service agreements and framework agreements and submitted purchase orders with our affiliates, pursuant to which we purchased various goods and services in relation to the operation of our business. This includes the purchase of (i) information security services relating to the cybersecurity of our smart vehicle line from VinCSS Internet Security Services Joint Stock Company; (ii) certain technology devices, software and related machines and equipment as well as related services, including consultancy, implementation, training, guidance, assistance and installation services, from Vinsoftware Software System Development Limited Liability (which merged into VIN3S); (iii) information technology goods, machinery, equipment and services relating to the installation and synchronization of such goods and equipment from Vintech; (iv) materials, spare parts and assets from Vinsmart; (v) management products and services for the management of all information technology activities on our system from VIN3S and VinITIS Joint Stock Company; (vi) medical services from Vinmec International General Hospital Joint Stock Company for our employees; (vii) educational services from Vinschool One Member Company Limited to cover tuition for children of select employees enrolling in schools under Vinschool’s educational system; (viii) certain services in relation to the development of ADAS MCU software from Vantix Technology Solutions And Services Joint Stock Company; (ix) services relating to the development and implementation of our Hai Phong manufacturing facility from Vincom Construction and Consultancy Limited Liability Company (which was merged into Vinhomes); (x) used electronic goods and equipment from Big Data Research Institute; (xi) management and consultancy services in relation to the construction, renovation and repair of service workshops and showrooms of VinFast in Vietnam from Vinhomes; (xii) TVs and services in relation to the installation of certain equipment in our showroom from Vinsmart; (xiii) airplane ticket and hospitality related services from Vinpearl; (xiv) IT equipment and services from Vingroup; and (xv) management services in relation to the operation of the battery factory from VinES. The agreements generally have a term of one year, with some agreements being subject to automatic renewal unless a party opts to terminate. In 2020, 2021 and the nine months ended September 30, 2022, such purchases amounted to VND170.7 billion, VND1,367.8 billion ($57.2 million) and VND3,621.5 billion ($151.5 million), respectively.

In addition, we have entered into a sales agreement with Vinbus Ecology Transport Services LLC for the sale of e-buses, aggregating revenue of VND480.1 billion ($20.1 million) and VND674.9 billion ($28.2 million) in 2021 and the nine months ended September 30, 2022, respectively. We also purchased used vehicles from Vincons Construction Development and Investment Joint Stock Company (formerly, Smart Solution Service Business Company Limited Liability) (“Smart Solution”) in 2021, amounting to VND12.9 ($0.5 million) in 2021.

Agreements with VinES Relating to the Battery Business

In connection with our restructuring, VinFast Vietnam transferred various assets related to battery manufacturing to VinES, pursuant to an in-principle asset sale agreement with VinES and on the understanding that VinES would become one of our battery suppliers.

We entered into an in-principle agreement for the purchase of goods with VinES dated March 21, 2022, pursuant to which we agreed to sell battery components to VinES in such quantity and price as shall be determined from time to time and set out in purchase orders. Pursuant to the in-principal agreement, following our delivery of the battery components to VinES and VinES’s acceptance of such delivery, we shall not have any responsibility for the quality of the delivered goods. The in-principal agreement is valid until December 31, 2023, unless terminated by mutual agreement, by either party upon giving one month’s written notice or upon the occurrence of certain events, including the bankruptcy, dissolution, insolvency, or restructuring of any of the parties. For the nine months ended September 30, 2022, we had VND386.3 billion ($16.2 million) in revenue from the sale of spare parts.

We entered into a battery sale and purchase framework agreement with VinES, dated September 23, 2022, pursuant to which VinES is responsible for supplying to us batteries that it has developed and that we have approved for use in our vehicles. Battery sale prices, quantities and other terms are determined from time to time and set out in the relevant purchase orders and planned purchase agreements. We are required to provide VinES with a six-month forecast of our battery demands to facilitate VinES’ manufacturing plans and ensure a sufficient supply of batteries. We are also required to notify VinES at least 18 months in advance if our demand is expected to increase substantially above VinES’ supply capacity. The agreement is valid until terminated by mutual agreement of the parties.

We entered into a consultancy service agreement with VinES dated September 23, 2022, pursuant to which VinES has agreed to provide us with consulting and management services for battery-related matters for batteries that we purchase from VinES as well as third-party battery suppliers. The services include technology consulting, the supply of resources, network building, pricing of input materials and battery products, battery testing and development, contract negotiation, registration and application for battery certification and recycling solutions. We are required to pay VinES a service fee of VND120 million per month for each battery model that VinES provides consulting and management services on, plus actual costs incurred. The agreement is valid until terminated either by mutual agreement of the parties or upon the occurrence of certain events, including the bankruptcy or insolvency, the ceasing of operations or the revocation of the business license of any of the parties.

Our subsidiary, VinFast Commercial and Services Trading entered into an in-principle agreement for the purchase of goods with VinES dated October 29, 2022, pursuant to which VinES agreed to sell batteries to VinFast Commercial and Services Trading. The quantity, sales price and types of batteries to be sold and other terms of sales will be determined from time to time and set out in purchase orders to be executed between the parties. The in-principle agreement is valid until December 31, 2023, unless terminated by mutual agreement, by either party upon giving one month’s written notice or upon the occurrence of certain events, including the bankruptcy, dissolution, insolvency, or restructuring of any of the parties.

We entered into a sales agreement with VinES dated December 18, 2021. This agreement related to a battery subscription program that was available to VF e34 purchasers in Vietnam until October 31, 2022. Pursuant to this agreement, we agreed to sell to VinES the batteries installed in our EVs sold in Vietnam. VinES in turn leased the batteries to the EV purchasers. The agreement has a one-year term and may be terminated by mutual agreement or upon either party providing one month’s written notice. For the nine months ended September 30, 2022, we had VND503.8 billion ($21.1 million) in revenue from the sale of finished car batteries in the first quarter of 2022.

Asset Transfer to VHIZ JSC

We transferred various infrastructural assets, comprising our automobile manufacturing plant (including areas leased to our suppliers), ancillary industry manufacturing complex, industrial parks and an amusement park, as well as project development rights and land use rights attached to these assets (collectively, the “Transfer Assets”) to VHIZ JSC, pursuant to a series of project transfer agreements between us and VHIZ JSC. The last of these transfers was completed in February 2022.

During the interim period between the date that the project transfer agreements were signed and the completion of the transfers, we entered into a BCC with VHIZ JSC dated August 31, 2020, which was subsequently amended on December 15, 2020 and December 31, 2020 in order to enable VHIZ JSC to continue to invest in and develop the Transfer Assets. Under the terms of this BCC, VHIZ JSC paid us a cooperation capital amount of VND17,005.0 billion to cover costs that we incurred in the development of the manufacturing plant, and we paid to VHIZ JSC monthly distributions for the period from September 2020 until February 2022, aggregating to VND460.8 billion, excluding VAT.

In February 2022, we transferred a portion of the Transfer Assets, comprising a parcel of land spanning approximately 2.8 million square meters and all buildings and infrastructure (including a part of the automobile manufacturing plant) located on such land, to VHIZ JSC. Following this transfer, we entered into a second BCC with VHIZ JSC, dated March 1, 2022, pursuant to which we were permitted to continue using such Transfer Assets and were required to continue performing our obligations under various existing lease agreements between us and lessees within the automobile manufacturing plant, including leases with VinES and VinFast Lithium for batteries. This BCC entitled VHIZ JSC to a monthly distribution of (i) VND39.7 billion in March 2022 and VND38.2 billion from April 2022 onwards for use of the factories, (ii) VND6.8 billion for the area leased to third parties (excluding the battery production area leased to VinES) from March 2022 onwards; and (iii) VND3.6 billion for the battery production area leased to VinES from April 2022 onwards. On September 1, 2022, we further amended the BCC to extend the term of the contract for six months. We paid a total of VND435.6 billion in monthly distributions to VHIZ JSC under this BCC. This BCC was subsequently liquidated on October 31, 2022.

Following the completion of the transfer of the automobile manufacturing plant from us to VHIZ JSC in February 2022 and pending VHIZ JSC obtaining right-of-use certificates from the authorities, we entered into a lease agreement with VHIZ JSC dated February 24, 2022 to lease back the automobile manufacturing plant from VHIZ JSC. Following VHIZ JSC’s receipt of the right-of-use certificates, we entered into an amendment agreement dated November 1, 2022 to give effect to the lease starting on November 1, 2022. Under the terms of this lease, the rent is approximately VND149,500 per month per square meter (subject to a fixed percentage annual increase), subject to a discount of certain percentage for the first ten years of the 45-year lease term.

Management Service Agreements

In January 2019, we entered into a management service agreement with Vingroup. Pursuant to such agreement, Vingroup undertakes to provide us with management assistance services to enhance our internal management, including employee training and assistance, finance, audit and tax policy consultancy and control, legal consultancy, business operation consultancy, corporate governance development assistance, risk management and internal management assistance, telecommunication, public relation and marketing assistance. The service fees under such agreement are generally calculated on a quarterly basis and take into account the actual services provided and costs incurred in the provision of such services, subject to a cap. The agreement is valid for five years, subject to automatic renewal unless terminated in accordance with its terms. No service fees were incurred in 2021.

Meanwhile, in December 2021, we entered into a management service agreement to provide factory management and operation services for one of Vinsmart’s factory which manufactures smart electronic devices. No service fees were incurred in 2020 and 2021. For the nine months ended September 30, 2022, we incurred service fees of VND45.6 billion ($1.9 million).

IT, IP Licensing and R&D Agreements

We have entered into an intercompany intellectual property license agreement with Vingroup dated December 1, 2020 (including amendments thereto dated January 5, 2022), pursuant to which Vingroup agreed to grant us a perpetual, exclusive, sub-licensable, royalty-bearing license to exercise certain licensed intellectual property, mainly comprising trademarks, as well as some know-how, patents and copyrights, and other intellectual property necessary or useful for carrying out the development, manufacture, sale, promotion, distribution, servicing and related activities in connection with our automotive business (the “Licensed IP”). Any improvements made by us to the Licensed IP shall be assigned to Vingroup. The license fee is an annual fee equal to 2% of the cost of registering the intellectual property rights, including filing fees, ongoing administrative fees and any design costs of such Licensed IP. See “Business — Intellectual Property.”

We also entered into a framework research and development agreement with Vingroup dated December 1, 2020, pursuant to which Vingroup agreed to provide and procure its subsidiaries to provide us with research and development services and assign to us all rights, titles and interests in and to any intellectual property created or developed from such research and development services (“Owned IP”). The fee shall be negotiated and determined in good faith by Vingroup and us on a case-by-case basis. We compensate Vingroup for the cost of materials that Vingroup acquires from local or foreign suppliers in relation to the performance of such services.

The intellectual property license has a perpetual term, and both agreements will remain in effect until terminated in accordance with its terms and conditions.

Fees paid to our affiliates under such agreements amounted to VND3.0 billion, VND4.9 billion ($0.2 million) and nil in 2020, 2021 and the nine months ended September 30, 2022, respectively.

Agreements with VinFast Lithium

We have entered into a number of agreements with our affiliate, VinFast Lithium, relating to the manufacture of batteries for our e-scooters. In 2019, we entered into a sale and purchase agreement that involved the transfer of the lithium battery assembly line and installation services to VinFast Lithium for a total consideration of VND205.4 billion ($8.6 million). The transfer has been completed.

We leased a factory and parking space to VinFast Lithium pursuant to a lease agreement, which expires on July 14, 2067. The interest income on the sales-type lease amounted to VND19.6 billion ($0.8 million) in each of 2020 and 2021. For the nine months ended September 30, 2022, we generated interest income on the sales-type lease of VND4.8 billion ($0.2 million) until the completion of the asset transfer to VHIZ JSC as discussed in “Related Party Transactions — Transactions with Vingroup Affiliates — Asset Transfer to VHIZ JSC.”

We also entered into sales agreement with VinFast Lithium to purchase lithium battery packs used in the manufacture of our e-scooters. The sales agreements have an initial term of three years and are subject to automatic renewal for successive three-year periods until terminated by either party. The purchases from VinFast Lithium amounted to VND369.3 billion, VND189.4 billion ($7.9 million) and VND0.3 billion ($0.01 million) in 2020, 2021 and the nine months ended September 30, 2022, respectively.

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Registration Rights Agreement

In connection with the closing of this offering, we intend to enter into a registration rights agreement, pursuant to which we intend to grant demand registration rights, short-form registration rights and piggyback registration rights to our existing shareholders, Vingroup, VIG and Asian Star. All fees, costs and expenses of underwritten registrations are expected to be borne by us. No registration rights to be granted pursuant to this registration rights agreement shall be exercisable until expiration of the         -day lock-up period that each shareholder is expected to agree to in connection with this offering.

DESCRIPTION OF SHARE CAPITAL

The following description summarizes material terms of our constitution as they will be in effect upon the consummation of this offering. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of our constitution, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our constitution.

General

Upon the consummation of this offering, our issued and outstanding share capital will consist of ordinary shares. As of September 30, 2022, there are 2,411,764,800 ordinary shares in the Company issued and outstanding. We currently only have one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. There is no concept of authorized share capital under Singapore law. Under the Singapore Companies Act, there is no limit to the number of new shares that may be issued, but new shares may be issued only with the prior approval of our company’s shareholders in a general meeting. See “— Issuances of New Shares.”

For the purposes of this section, references to “shareholders” mean those shareholders whose names and number of shares are entered in our register of members. Only persons who are registered in our register of members are recognized under Singapore law as our shareholders. As a result, only registered shareholders have legal standing under Singapore law to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Our branch register of members is maintained by our transfer agent.

Objects of Our Company

Under the Singapore Companies Act and our constitution, subject to the provisions of the Singapore Companies Act and any other written law and our constitution, our Company has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and for the purposes of the foregoing, full rights, powers and privileges.

Ordinary Shares

Our ordinary shares have no par value as there is no concept of authorized share capital under Singapore law. All shares presently issued are fully paid. Although Singapore law does not recognize the concept of “non-accessibility” with respect to newly issued shares, we note that any subscriber of our ordinary shares who has fully paid up all amounts due with respect to such ordinary shares will not be subject under Singapore law to any personal liability to contribute to our assets or liabilities in such subscriber’s capacity solely as a holder of such ordinary shares, except in very limited and exceptional circumstances where Singapore courts may consider it fit to “lift the corporate veil.” We believe this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own ordinary shares. Except as described in “— Singapore Code on Take-overs and Mergers” and “— Voting Rights,” there are no limitations in our constitution or Singapore law on the rights of shareholders not resident in Singapore to hold or vote in respect of our ordinary shares.

Voting Rights

Each ordinary share is entitled to one vote per share. Voting at any meeting of shareholders is by show of hands unless a poll has been demanded prior to or on the declaration of the result of the show of hands by, among others, at least one shareholder present in person or by proxy or by attorney or other duly authorized representative and representing not less than 5% of the total voting rights of all shareholders having the right to vote at the meeting. On a poll, each holder of ordinary shares who is present in person or by proxy or by attorney or other duly authorized representative, has one vote for each ordinary share which he holds or represents. Proxies need not be shareholders. There are no limitations imposed by our constitution on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our constitution governing the ownership threshold above which shareholder ownership must be disclosed.

Only those shareholders who are registered in our register of members will be entitled to vote at any meeting of shareholders in person or by proxy or by attorney or other duly authorized representative. Therefore, since the ordinary shares offered in this offering are expected to be held through the Depositary Trust Company (“DTC”) or its nominee, DTC or its nominee will grant an omnibus proxy to DTC participants holding our ordinary shares in book-entry form through a broker, bank, nominee, or other institution that is a direct or indirect participant of DTC. Such shareholders will have the right to instruct their broker, bank, nominee or other institution holding these ordinary shares on how to vote such ordinary shares by completing the voting instruction form provided by the applicable broker, bank, nominee, or other institution. Whether voting is by a show of hands or by a poll, DTC’s vote will be voted by the chairman of the meeting according to the results of the votes of the DTC participants (which results will reflect the instructions received from shareholders that own our ordinary shares electronically in book-entry form through DTC). In the case of a tie vote, the chairman of the meeting shall be entitled to a casting vote.

Dividends

We may, by ordinary resolution, declare dividends at a general meeting of our shareholders, but no dividend shall be payable except out of our profits, and the amount of any such dividend shall not exceed the amount recommended by our board of directors. Subject to our constitution and in accordance with the Singapore Companies Act, our board of directors may, without the approval of our shareholders, declare and pay interim dividends, but any final dividends the board declares must be approved by an ordinary resolution at a general meeting of our shareholders. We currently have not adopted a dividend policy with respect to future dividends and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. See “Dividend Policy” for additional information.

Capitalization and Other Rights

Our board of directors may, with the approval of our shareholders at a general meeting, capitalize any reserves or profits and distribute them as shares, credited as paid-up, to our shareholders in proportion to their shareholdings in accordance with our constitution.

Variation of Rights

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force affecting us, under our constitution, whenever our share capital is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters of the voting rights of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst our company is a going concern or during or in contemplation of a winding-up. To every such separate general meeting, (i) the necessary quorum shall be two persons (unless all the shares of the class are held by one person whereupon no quorum is applicable) at least holding or representing by proxy or attorney at least one-third of the voting rights of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll, and on a poll shall, in the case of any holder of ordinary shares, have one vote for every share of the class held by him, provided always that where the necessary majority for such a special resolution is not obtained at such general meeting, consent in writing if obtained from the holders of three-quarters of the voting rights of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting; and (ii) where all the issued shares of the class are held by one person, the necessary quorum shall be one person and such holder of shares of the class present in person or by proxy or by attorney may demand a poll.

Issuances of New Shares

Under the Singapore Companies Act, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issuance of shares. Such approval, if granted, will lapse at the earlier of the conclusion of the next annual general meeting or the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within six months after the end of each fiscal year). However, any approval may be revoked or varied by our company in a general meeting.

For the issuance of new shares for the proposed sale to the public, our shareholders will provide such general authority to issue new ordinary shares as required by the Singapore Companies Act.

Subject to this and the provisions of the Singapore Companies Act and our constitution, our board of directors may allot, issue or grant options over or otherwise dispose of new ordinary shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose. Such rights are subject to any condition attached to such issue and the regulations of any stock exchange on which our ordinary shares are listed, as well as U.S. federal and blue sky securities laws applicable to such issue.

Preference Shares

Under the Singapore Companies Act, different classes of shares in a public company may be issued only if (a) the issue of the class or classes of shares is provided for in the constitution of the public company and (b) the constitution of the public company sets out in respect of each class of shares the rights attached to that class of shares. Our constitution provides that we may issue shares of a different class with preferential, deferred or other special rights, privileges or such restrictions as our board of directors may determine from time to time provided that it is approved by special resolution at a general meeting of our shareholder.

We may, subject to the Singapore Companies Act and the prior approval in a general meeting of our shareholders, issue preference shares that are, at our option, subject to redemption provided that such preference shares may not be redeemed out of the capital of our company unless:

•	all the directors have made a solvency statement in relation to such redemption; and

•	we have lodged a copy of the solvency statement with the Accounting and Corporate Regulatory Authority of Singapore.

Further, the shares must be fully paid-up before they are redeemed.

The issuance of preference shares could have the effect of decreasing the trading price of our ordinary shares, restricting dividends on our ordinary shares, diluting the voting power of our ordinary shares, impairing the liquidation rights of our ordinary shares, or delaying or preventing a change in control of our company.

Calls on Shares

Under our constitution, our directors may from time to time, as they think fit, make calls upon the shareholders in respect of any moneys unpaid on their shares or on any class of their shares and not by the conditions of the issue and allotment thereof made payable at fixed times; and each shareholder shall (subject to his having been given at least 14 days’ notice specifying the time or times and place of payment) pay to our company at the time or times and place so specified the amount called on his shares. A call may be made payable by instalments. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the directors may determine.

Register of Members

Only persons who are registered in our register of members are recognized under Singapore law as our shareholders with legal standing under Singapore law to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. We will not, except as required by applicable law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of that ordinary share. We may close our register of members for any time or times, provided that our register of members may not be closed for more than 30 days in the aggregate in any calendar year and prior notice of closure, stating the period and purpose(s) for which the closure is made, is given to the shareholders. We typically will close our register of members to determine shareholders’ entitlement to receive dividends and other distributions.

The ordinary shares offered in this offering are expected to be held through DTC. Accordingly, DTC or its nominee, Cede & Co., will be the shareholder of record registered in our register of members. The holders of our ordinary shares held in book-entry interests through DTC or its nominee may become registered shareholders by exchanging their interest in our ordinary shares for certificated ordinary shares and being registered in our register of members in respect of such ordinary shares. The procedures by which a holder of book-entry interests held through DTC or its nominee may exchange such interests for certificated ordinary shares are determined by DTC and our transfer agent, in accordance with their internal policies and guidelines regulating the withdrawal and exchange of book-entry interests for certificated ordinary shares, and following such an exchange, our transfer agent will perform the procedures to register the ordinary shares in the register.

Under the Singapore Companies Act, if (a) the name of any person is without sufficient cause entered in or omitted from the register of members; or (b) default is made or unnecessary delay takes place in entering in the register of members the fact of any person having ceased to be a member, the person aggrieved or any member of the public company or the company itself, may apply to the Singapore courts for rectification of the register of members. The Singapore courts may refuse the application or may order rectification of the register of members and payment by the company of any damages sustained by any party to the application. The Singapore courts will not entertain any application for the rectification of a register of members in respect of an entry which was made in the register of members more than 30 years before the date of the application.

Singapore Code on Take-overs and Mergers

The Singapore Take-Over Code regulates, among other things, the acquisition of voting shares of Singapore-incorporated public companies with net tangible assets of S$5.0 million or more. Any person acquiring, whether by a series of transactions over a period of time or not, either on his or her own or together with parties acting in concert with such person, 30% or more of the voting rights in our company or any person holding, either on his or her own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of the voting rights in our company, and if such person (or parties acting in concert with him) acquires, either on his or her own or together with parties acting in concert with such person, additional voting shares representing more than 1% of the voting rights in our company in any six-month period, must, except with the consent of the SIC, extend a mandatory take-over offer for all the remaining voting shares in accordance with the provisions of the Singapore Take-Over Code. Responsibility for ensuring compliance with the Singapore Take-Over Code rests with parties (including company directors) to a take-over or merger and their advisors.

Under the Singapore Take-Over Code, “parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

•	a company and its parent company, subsidiaries or fellow subsidiaries (together, the related companies), the associated companies of any of the company and its related companies, companies whose associated companies include any of these foregoing companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

•	a company with any of its directors (together with their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

•	a company with any of its pension funds and employee share schemes;

•	a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;

•

a financial or other professional adviser, including a stockbroker, with its customers in respect of the shareholdings of the adviser and persons controlling, controlled by or under the same control as the adviser;

•

directors of a company (together with their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

•	partners; and

•

an individual and (i) such person’s close relatives, (ii) such person’s related trusts, (iii) any person who is accustomed to act in accordance with such person’s instructions, (iv) companies controlled by the individual, such person’s close relatives, such person’s related trusts or any person who is accustomed to act in accordance with such person’s instructions and (v) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

Subject to certain exceptions, a mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months prior to its commencement.

Under the Singapore Take-Over Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. In the case where our company has more than one class of equity share capital, a comparable take-over offer must be made for each class of shares in accordance with the Singapore Take-Over Code and the SIC should be consulted in advance in such cases. In addition, an offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to enable them to reach an informed decision on the offer. These legal requirements may impede or delay a takeover of our company by a third-party.

We have submitted an application to the SIC for a waiver from the Singapore Take-Over Code so that the Singapore Take-Over Code will not apply to our company for so long as we are not listed on a securities exchange in Singapore. We will make an appropriate announcement when the result of the application is known.

Election and Re-election of Directors

We may, by ordinary resolution, remove any director before the expiration of his or her period of office, notwithstanding anything in our constitution or in any agreement between us and such director. We may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing.

Our constitution provides that our shareholders by ordinary resolution, or our board of directors shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with our constitution.

General Meetings of our Shareholders

Under the Singapore Companies Act, we are required to hold an annual general meeting of shareholders within six months from the end of our fiscal year. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the requisition of shareholders representing not less than 10% of the total number of paid-up shares as of the date of deposit of the requisition carrying the right to vote at a general meeting. In addition, two or more shareholders holding not less than 10% of our total number of issued shares (excluding treasury shares) may call a meeting of our shareholders.

The Singapore Companies Act provides that a shareholder is entitled to attend any general meeting and speak and vote on any resolution put before the general meeting. Unless otherwise required by law or by our constitution, voting on resolutions put forth at general meetings is by ordinary resolution, passed by a simple majority of the voting rights of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, which is passed by not less than three-fourths of the voting rights of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, including voluntary winding-up, amendments to our constitution, a change of our corporate name and a reduction in the share capital.

We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. General meetings convened for the purpose of passing ordinary resolutions generally require at least 14 days’ notice in writing.

Minority Rights

The rights of minority shareholders of Singapore companies are protected under Section 216 of the Singapore Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of a company, as they think fit to remedy any of the following situations:

•

the affairs of a company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders, including the applicant; or

•

a company takes an action, or threatens to take an action, or the shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

Singapore courts have a wide discretion as to the remedies they may grant and the remedies listed in the Singapore Companies Act itself are not exclusive. If the Singapore courts are of the opinion that, upon an application under Section 216 of the Singapore Companies Act, either of the grounds set out above is established, the Singapore courts may, with a view to bringing to an end or remedying the matters complained of, make such order as it thinks fit and, without prejudice to the generality of the foregoing, the order may:

•	direct or prohibit any act or cancel or modify any transaction or resolution;

•	regulate the conduct of the affairs of the company in the future;

•	authorize civil proceedings to be brought in the name of, or on behalf of, the company by a person or persons and on such terms as the court may direct;

•

provide for the purchase of shares of the company by the other shareholders of the company or by the company itself and, in the case of a purchase of shares by the company, a corresponding reduction of its share capital; or

•	provide that the company be wound up.

In addition, Section 216A of the Singapore Companies Act allows a complainant (including a minority shareholder) to apply to the Singapore courts for leave to bring an action in a court proceeding or arbitration in the name and on behalf of the company or intervene in an action in a court proceeding or arbitration to which a company is a party for the purpose of prosecuting, defending or discontinuing the action or arbitration on behalf of a company.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Limitation of Liability of Directors and Officers

Under Section 172 of the Singapore Companies Act, any provision (whether in the constitution, a contract with the company or otherwise) that purports to exempt or provides an indemnity for officers of a company (including directors) to any extent from or against any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. However, a company is not prohibited from: (a) in the case of providing an indemnity (to any extent) for an officer of a company (including directors) against any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company, purchasing and maintaining for any director and officer of the company insurance against any such liability; or (b) indemnifying the individual against liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the officer of the company to pay a fine in criminal proceedings, (ii) of the officer of the company to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the officer of the company in defending criminal proceedings in which he or she is convicted, (iv) incurred by the officer of the company in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the individual in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting our company, our constitution provides that each of our directors and other officers and those of our subsidiaries and affiliates shall be entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto.

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting our company, we may indemnify our directors and officers against costs, charges, fees and other expenses that may be incurred by any of them in defending any proceedings (whether civil or criminal) relating to anything done or omitted or alleged to be done or omitted by such person acting in his or her capacity as a director, officer or employee of our company, in which judgment is given in his or her favor, or in which he or she is acquitted or in which the courts have granted relief pursuant to the provisions of the Singapore Companies Act or other applicable statutes, provided that such indemnity shall not extend to any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to our company, or which would otherwise result in such indemnity being void under applicable Singapore laws.

No director or officer of our company shall be liable for any acts, omissions, neglects, defaults or other conduct of any other director or officer, and to the extent permitted by Singapore law, our company shall contribute to the amount paid or payable by a director or officer in such proportion as is appropriate to reflect the relative fault of such director or officer, taking into consideration any other relevant equitable considerations, including acts of other directors or officers and our company, and the relative fault of such parties in respect thereof.

In addition, subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting our company, no director (including managing director) or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense incurred by us, through the insufficiency or deficiency of title to any property acquired by order of the directors for us or for the insufficiency or deficiency of any security upon which any of our moneys are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his or her duties, unless the same happens through his or her own negligence, default, breach of duty or breach of trust.

We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Singapore law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our company or to be in default thereof, or where the Singapore courts have declined to grant relief. These indemnification rights shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our constitution, agreement, vote of shareholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares will be Computershare Inc. Its address is Computershare Trust Company, N.A., 150 Royall Street, Canton, MA 02021, Attn: General Counsel.

Comparison of Shareholder Rights

We are incorporated under the laws of Singapore. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the ordinary shares of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Singapore and Delaware.

This discussion does not purport to be a complete or comprehensive statement of the rights of holders of our ordinary shares under applicable law in Singapore and our constitution or the rights of holders of the ordinary shares of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Delaware	Singapore

Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only	The constitution of a company will typically state the minimum number of directors as well as provide that directors may be appointed or removed by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such appointment or removal is within the minimum (and maximum, if any) number

Delaware	Singapore
permitted if expressly authorized in a corporation’s certificate of incorporation.	of directors provided in the constitution and the Singapore Companies Act. Our constitution provides that, subject to the Singapore Companies Act and, where applicable, the rules and regulations of Nasdaq or the principal stock exchange or securities market on which our shares are then listed or quoted or dealt in, the minimum number of directors will be two directors.

Limitation on Personal Liability of Directors

A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

Under Section 172 of the Singapore Companies Act, any provision (whether in the constitution, contract with the company or otherwise) exempting or indemnifying a director against any liability for negligence, default, breach of duty or breach of trust in relation to a company will be void. However, a company is not prohibited from: (a) as provided in Section 172A of the Singapore Companies Act, purchasing and maintaining for any director insurance against any such liability incurred by him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company; or (b) as provided in Section 172B of the Singapore Companies Act, indemnifying a director against liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the director to pay a fine in criminal proceedings, (ii) of the director to pay a penalty to a regulatory authority in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the director in defending criminal proceedings in which he or she is convicted, (iv) incurred by the director in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the director in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.

Our constitution provides that, subject to the provisions of the Singapore Companies Act and every other legislation for the time being in force concerning companies and affecting our company, every director or other officer of our company shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto.

Delaware	Singapore
Without prejudice to the generality of the foregoing, no director or other officer of our company shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, willful default, breach of duty or breach of trust.

Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

There are no comparable provisions in Singapore with respect to public companies which are not listed on the Singapore Exchange Securities Trading Limited.

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Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	According to the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office with or without cause by ordinary resolution (i.e., a resolution requiring the affirmative vote of a simple majority of those shareholders present and voting in person or by proxy) notwithstanding anything in its constitution or in any agreement between the public company and such directors. Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	Our constitution provides that our shareholders by ordinary resolution, or our board of directors, may appoint any person to be a director either to fill a casual vacancy or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with our constitution.

Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment.

If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware

Our constitution may be altered with the approval of the directors and the passing of a special resolution (i.e., a resolution requiring the affirmative vote of not less than three-fourths majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution for which not less than 21 days written notice is given).

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General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the certificate of incorporation. The stockholders of a Delaware corporation also have the power to amend bylaws.

Meetings of Shareholders

Annual and Special Meetings

Typical bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors.

Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Annual General Meetings

Subject to the Singapore Companies Act, we are required to hold an annual general meeting of shareholders within six months from the end of our fiscal year (unless the Accounting and Corporate Regulatory Authority of Singapore authorizes an extension of time to hold such general meeting or as otherwise permitted by the Singapore Companies Act).

Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an “extraordinary general meeting.” Two or more shareholders holding not less than 10% of the total number of issued shares (excluding treasury shares) may call an extraordinary general meeting. In addition, the constitution usually also provides that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Notwithstanding anything in the constitution, the directors are required to convene a general meeting if required to do so by requisition (i.e., written notice to directors requiring that a meeting be called) by shareholders holding not less than 10% of the total number of paid-up shares as at the date of the deposit of the requisition carrying the right of voting at general meetings of the company. In addition, our constitution provides that the directors may, whenever they think fit, convene an extraordinary general meeting.

Quorum Requirements

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Quorum Requirements

Our constitution provides that the quorum at any general meeting shall be two or more members present in person or by proxy. If within half an hour from the time appointed for the general meeting (or such longer interval as the chairman of the meeting may deem fit to allow) a quorum is not present, the

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general meeting if convened on requisition of the shareholders shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week (or if that day is a public holiday then the next business day following that public holiday) at the same time and place or to such other day, time or place as the Directors may determine. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

Indemnification of Officers, Directors and Employees

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•  acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•  in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

Under Section 172 of the Singapore Companies Act, any provision (whether in constitution, contract with company or otherwise) exempting or indemnifying a director against any liability for negligence, default, breach of duty or breach of trust in relation to a company will be void. However, a company is not prohibited from: (a) as provided in Section 172A of the Singapore Companies Act, purchasing and maintaining for any director insurance against any such liability incurred by him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company; or (b) as provided in Section 172B of the Singapore Companies Act, indemnifying a director against liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the director to pay a fine in criminal proceedings, (ii) of the director to pay a penalty to a regulatory authority in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the director in defending criminal proceedings in which he or she is convicted, (iv) incurred by the director in defending civil proceedings brought by the company or a related company in which judgment is given against him or her or (v) incurred by the director in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.

In cases where a director is sued by the company, the Singapore Companies Act gives the court the power to relieve directors either wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably and honestly; and (ii) it is fair, having

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To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that person is not entitled to be so indemnified.

regard to all the circumstances of the case including those connected with such director’s appointment, to excuse the director.

However, Singapore case law has indicated that such relief will not be granted to a director who has benefited as a result of his or her breach of trust.

Our constitution provides that, subject to the provisions of and so far as may be permitted by the Singapore Companies Act and every other legislation for the time being in force concerning companies and affecting our company, every director or other officer of our company shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto. In particular, and without prejudice to the generality of the foregoing, no director or other officer of our company shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his office or in relation thereto unless the same shall happen through his own negligence, willful default, breach of duty or breach of trust.

Shareholder Approval of Issuance of Shares

Under Delaware law, the board of directors has the authority to issue, from time to time, capital stock in its sole discretion, as long as the number of shares to be issued, together with those shares that are already issued and outstanding and those shares reserved to be issued, do not exceed the authorized capital for the corporation as previously approved by the stockholders and set forth in the corporation’s certificate of incorporation. Under the foregoing circumstances, no additional stockholder approval is required for the issuance of capital stock. Under Delaware law, stockholder approval is required	Section 161 of the Singapore Companies Act provides that notwithstanding anything in the company’s constitution, the directors shall not exercise any power to issue shares without prior approval of the shareholders in a general meeting. Such authorization may be obtained by ordinary resolution (i.e., a resolution requiring the affirmative vote of a simple majority of the voting rights of those shareholders present and voting in person or by proxy). Once this shareholders’ approval is obtained, unless previously revoked or varied by the company

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for (i) any amendment to the corporation’s certificate of incorporation to increase the authorized capital and (ii) the issuance of stock in a direct merger transaction where the number of shares exceeds 20% of the corporation’s shares outstanding prior to the transaction, regardless of whether there is sufficient authorized capital.

In addition, a corporation may issue one or more classes of stock or one or more series of stock within any class as shall be stated and expressed in the certificate of incorporation or of any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors pursuant to authority expressly vested in it by the provisions of its certificate of incorporation.

Any stock of any class or of any series thereof may be made convertible into, or exchangeable for, at the option of either the holder or the corporation or upon the happening of a specified event, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation, at such price or prices or at such rate or rates of exchange and with such adjustments as shall be stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

in a general meeting, it continues in force until the conclusion of the next annual general meeting or the expiration of the period within which the next annual general meeting after that date is required by law to be held, whichever is earlier; but any approval may be revoked or varied by the company in a general meeting.

Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The Delaware General Corporation Law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the Delaware General Corporation Law. See “— Interested Shareholders” above.

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•  notwithstanding anything in the company’s constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

•  subject to the constitution of each amalgamating company, an amalgamation proposal in accordance with the full amalgamation procedures under the Singapore Companies Act that do not require a court order must be approved by the shareholders of each amalgamating

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company via special resolution at a general meeting; and

•  notwithstanding anything in the company’s constitution, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Shareholder Action Without A Meeting

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.	Shareholder action by written consent is not permitted for a listed public company.

Shareholder Suits

Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

Derivative Actions

The Singapore Companies Act has a provision which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action or commence an arbitration on behalf of the company.

Applications are generally made by shareholders of the company, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares).

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action or arbitration in the name and on behalf of the company or intervene in an action or arbitration to which the company is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the company. Prior to commencing a derivative action or arbitration, the court must be satisfied that (i) 14 days’ notice has been given to the directors of the company of the party’s intention to commence such derivative action or arbitration if the directors of the company do not bring, diligently prosecute or defend or discontinue the action, (ii) the party is acting in good faith and (iii) it appears to be prima facie in the

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interests of the company that the action be brought, prosecuted, defended or discontinued.

Class Actions

The concept of class action suits in the U.S., which allows individual shareholders to bring an action seeking to represent a class or classes of shareholders, does not exist in Singapore. However, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action. These shareholders are commonly known as “representative plaintiffs.”

Distributions and Dividends; Repurchases and Redemptions

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

The Singapore Companies Act provides that no dividends can be paid to shareholders except out of profits.

The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law.

Our constitution provides that no dividend can be paid otherwise than out of profits.

Acquisition of a Company’s Own Shares

The Singapore Companies Act generally prohibits a company from acquiring its own shares subject to certain exceptions. Any contract or transaction made or entered into in contravention of the aforementioned prohibition by which a company acquires its own shares is void. However, provided that it is expressly permitted to do so by its constitution, as the case may be, and subject to the special conditions of each permitted acquisition contained in the Singapore Companies Act, a company may:

•  redeem redeemable preference shares. Preference shares may be redeemed out of capital if all the directors make a solvency statement in relation to such redemption in accordance with the Singapore Companies Act, and the company lodges a copy of the statement with the Accounting and

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Corporate Regulatory Authority of Singapore;

•  whether or not it is listed on an approved exchange in Singapore or any securities exchange outside Singapore, make an off-market purchase of its own shares in accordance with an equal access scheme authorized in advance at a general meeting;

•  make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting;

•  whether or not it is listed on an approved exchange in Singapore or any securities exchange outside Singapore, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution; and

•  where it is listed on a securities exchange, make an acquisition of its own shares on the securities exchange, in accordance with terms and limits authorized in advance at a general meeting by a special resolution.

A company may also purchase its own shares by an order of a Singapore court.

The total number of ordinary shares that may be acquired by a company during a relevant period may not exceed 20% (or such other prescribed percentage) of the total number of ordinary shares as of the date of the resolution passed to authorize the acquisition of the shares. Where, however, a company has reduced its share capital by a special resolution or a Singapore court has made an order confirming the reduction of share capital of the company, the total number of ordinary shares shall be taken to be the total number of ordinary shares as altered by the special resolution or the order of the court. Payment, including any expenses (including brokerage or commission) incurred directly in the acquisition by the company of its own shares, may be made out of the company’s distributable profits or capital, provided that the company is solvent.

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Our constitution provides that subject to the provisions of the Singapore Companies Act, (where applicable) the rules and regulations of Nasdaq or the principal stock exchange or securities market on which our shares are then listed or quoted or dealt in and any applicable legislation or regulation, we may purchase or otherwise acquire our issued shares on such terms and in such manner as we may think fit and in the manner prescribed by the Singapore Companies Act. These shares may be held as treasury shares or cancelled as provided in the Singapore Companies Act or dealt with in such manner as may be permitted by the Singapore Companies Act. On cancelation of the shares, the number of issued shares of the company shall be diminished by the number of shares so cancelled, and where any such cancelled shares were purchased or acquired out of the capital of the company, the amount of the share capital of the company shall be reduced accordingly.

Financial Assistance for the Acquisition of Shares

A public company or a company whose holding company or ultimate holding company is a public company shall not give financial assistance to any person whether directly or indirectly for the purpose of or in connection with:

•  the acquisition or proposed acquisition of shares in the company or units of such shares; or

•  the acquisition or proposed acquisition of shares in its holding company or ultimate holding company, or units of such shares.

Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.

However, it should be noted that a company may provide financial assistance for the acquisition of its shares or shares in its holding company if it complies with the requirements (including approval by special resolution) set out in the Singapore Companies Act.

Transactions with Officers or Directors

Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or	Under the Singapore Companies Act, directors and chief executive officers are not prohibited from dealing with the company, but where they have an

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voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

interest in a transaction with the company, that interest must be disclosed to the board of directors. In particular, every director or chief executive officer who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must, as soon as is practicable after the relevant facts have come to such director’s or chief executive officer’s knowledge, declare the nature of such director’s or chief executive officer’s interest at a board of directors’ meeting or send a written notice to the company containing details on the nature, character and extent of his or her interest in the transaction or proposed transaction with the company.

There is, however, no requirement for disclosure where the interest of the director or chief executive officer (as the case may be) consists only of being a member or creditor of a corporation which is interested in the transaction or proposed transaction with the company if the interest may properly be regarded as immaterial. Where the transaction or the proposed transaction relates to any loan to the company, a director or chief executive officer shall not be deemed to be interested or to have been at any time interested in the transaction or proposed transaction where the director or chief executive officer has only guaranteed or joined in guaranteeing the repayment of such loan, unless the constitution provides otherwise.

Further, where the transaction or the proposed transaction has been or will be made with or for the benefit of a related corporation (i.e. the holding company, subsidiary or subsidiary of a common holding company), a director or chief executive officer shall not be deemed to be interested or to have been at any time interested in the transaction or proposed transaction where he is a director or chief executive officer (as the case may be) of that corporation, unless the constitution provides otherwise.

In addition, a director or chief executive officer who holds any office or possesses any property which directly or indirectly might create duties or interests in conflict with such director’s or chief executive officer’s duties or interests as director or chief executive officer (as the case may be) is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors or send a

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written notice to the company setting out the fact and the nature, character and extent of the conflict.

The Singapore Companies Act extends the scope of this statutory duty of a director and chief executive officer to disclose any interests by pronouncing that an interest of a member of a director’s or chief executive officer’s (as the case may be) family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director or chief executive officer (as the case may be).

Subject to specified exceptions, the Singapore Companies Act prohibits a company from (i) making a loan or quasi-loan to its directors or to directors of a related corporation (a “relevant director”), (ii) entering into a guarantee or providing any security in connection with a loan or quasi-loan made to a relevant director, (iii) entering into a credit transaction as creditor for the benefit of a relevant director, (iv) entering into any guarantee or providing any security in connection with a credit transaction entered into by any person for the benefit of a relevant director, (v) taking part in an arrangement under which another person enters into a transaction which, if entered into by the company, would have been a restricted transaction under (i) to (iv) above or (vi) below and such person obtains a benefit from the company or its related corporation pursuant thereto, or (vi) arranging the assignment to the company, or assumption by the company, of any rights, obligations or liabilities under a transaction that, if it had been entered into by the company, would have been a restricted transaction under (i) to (v) above.

Companies are also prohibited from making loans or quasi-loans to its directors’ spouse or children (whether adopted or natural or step-children), or giving a guarantee or security in connection with such a loan or quasi-loan.

Such prohibition shall extend to apply to a loan, quasi-loan, credit transaction made by a company, a credit transaction made by a company (other than an exempt private company) for the benefit of another company or limited liability partnership and a guarantee or security provided by a company (other than an exempt private company) in connection with a loan or quasi-loan made by a person other than the first-mentioned company to another company or a

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limited liability partnership where such other company or limited liability partnership is incorporated or formed (as the case may be) outside Singapore, if a director or directors of the first-mentioned company (a) is or together are interested in 20% or more of the total voting power in the other company or limited liability partnership or (b) in a case where the other company does not have a share capital, exercises or together exercise control over the other company whether by reason of having the power to appoint directors or otherwise.

The Singapore Companies Act also provides that an interest of a member of a director’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director.

Dissenters’ Rights

Under the Delaware General Corporation Law, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	There are no equivalent provisions in Singapore under the Singapore Companies Act.

Cumulative Voting

Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has the number of votes equal to the number of shares held by such stockholder times the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion.	There is no equivalent provision under the Singapore Companies Act in respect of companies incorporated in Singapore.

Anti-Takeover Measures

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred stock with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.	The constitution of a Singapore public company typically provide that the company may allot and issue new shares of a different class with preferential, deferred, qualified or other special rights as its board of directors may determine with the prior approval of the company’s shareholders in a general meeting. Our constitution provides that, subject to the Singapore Companies Act, every other legislation for

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In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

the time being in force concerning companies and affecting the company and our constitution, the directors may allot and issue shares or grant options over or otherwise deal with or dispose of the same to such persons on such terms and conditions and for such consideration (if any) and at such time and subject or not to the payment of any part of the amount (if any) thereof in cash as the directors may think fit. Any such shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the directors may think fit.

Under the Singapore Take-over Code, if, in the course of an offer, or even before the date of the announcement of the offer, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material terms of certain of our indebtedness.

Indebtedness from Vingroup Affiliates

See “Related Party Transactions — Transactions with Vingroup Affiliates — Loans to VinFast” and “Corporate History and Structure — Reorganization.”

$310,000,000 Term Loan Facility

On November 8, 2019, we entered into a loan facility of up to $310,000,000 with the lender parties thereto, and Deutsche Bank AG, Singapore Branch, as facility agent and security agent. The facility matures on the date falling 60 months after the first utilization date. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 3.35% plus the three-month LIBOR. The facility provides for a scheduled amortization in seven unequal installments.

Obligations in respect of the facility are guaranteed by Vingroup and secured by a mortgage over a debt service reserve account, a mortgage over an onshore dividend account and certain shares of a Vingroup subsidiary which can be substituted with shares of other Vingroup subsidiaries at the borrower’s discretion.

The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests. We are required to furnish our financial statements and a financial covenant compliance certificate. Covenants include ensuring a collateral cover ratio of at least one times when measured on a quarterly basis. As of September 30, 2022, our collateral cover ratio in respect of loans totaling VND29,636.8 billion ($1,240.0 million) under this facility, the $400,000,000 term loan facility, the $200,000,000 term loan facility and the $950,000,000 Hermes covered term loan facility fell below the required ratio but was restored subsequently by Vingroup to meet the required ratio. As of the date of this prospectus, the Group is in the process of completing administrative procedures with the relevant regulatory bodies to register the additional collateral. In addition, under this facility, Vingroup must maintain (i) a consolidated net total borrowings of less than 2.25 times its equity, as measured at the end of each 12-month period ending on the last day of each half of Vingroup’s financial year, or the measurement period; and (ii) a debt service cover ratio greater than 1.15 times for each measurement period.

The facility also includes restrictions on, amongst others, change of business and domicile, restructuring, asset disposal, granting of financial indebtedness or guarantee, amendments to constitutional documents, arm’s length transaction, payment of dividends, debt service account, an onshore dividend account, use of proceeds from the loan, security perfection and valuation. In addition, we may not create any security interests on any of our assets, except where it is commercially reasonable to do so or, in respect of us and Vingroup, for the purpose of investing in, developing, expanding or growing certain permitted business.

The facility contains customary voluntary prepayment terms and requires us to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where Vingroup ceases to have beneficial ownership of at least 30% of the voting shares in VinFast Vietnam or Vingroup ceases to have at least one representative on the board of directors of VinFast Vietnam. The facility also contains certain customary representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to financial covenants or security, breach of representations and warranties, covenant defaults, change of control, cross-defaults to certain indebtedness, certain events of insolvency, bankruptcy and litigation, cessation of business, and failure of any finance document or security document supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the facility agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by a secured creditor.

$400,000,000 Term Loan Facility

On April 12, 2018, we entered into a $400,000,000 term loan facility with the lender parties thereto, and Credit Suisse AG, Singapore Branch, as facility agent and security agent. The facility matures on the date falling 60 months after the first utilization date.

Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 3.5% plus the three-month LIBOR.

Obligations in respect of the facility are guaranteed by Vingroup and secured by a mortgage over a debt service reserve account, a mortgage over an onshore dividend account and certain shares of a Vingroup subsidiary which can be substituted with shares of other Vingroup subsidiaries at the borrower’s discretion.

The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests. We are required to furnish our financial statements and a financial covenant compliance certificate. Covenants include ensuring a collateral cover ratio of at least one times when measured on a semi-annual basis. See “—$310,000,000 Term Loan Facility.” In addition, under this facility, Vingroup must also maintain (i) a consolidated net total borrowings of less than 2.25 times its equity, as measured at the end of each 12-month period ending on the last day of each half of Vingroup’s financial year, or the measurement period; and (ii) a debt service cover ratio greater than 1.20 times for each measurement period ending on or prior to the date falling 36 months from the date of the facility and greater than 1.25 times for each measurement period ending after the date falling 36 months from the date of the facility.

The facility contains customary prepayment terms, restrictions, representations and warranties, events of default and termination provisions similar to the $310,000,000 Term Loan Facility described above.

$200,000,000 Term Loan Facility

On December 10, 2021, we entered into a term loan facility of up to $200,000,000 with the lender parties thereto, and Credit Suisse AG, Singapore Branch, as facility agent and security agent. The facility matures on the date falling 60 months after the first utilization date. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 3.35% plus the three-month LIBOR. The facility provides for a scheduled amortization in seven unequal installments.

Obligations in respect of the facility are guaranteed by Vingroup and secured by a mortgage over a debt service reserve account, a mortgage over an onshore dividend account and certain shares of a Vingroup subsidiary which can be substituted with shares of other Vingroup subsidiaries at the borrower’s discretion.

The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests. Covenants include ensuring a collateral cover ratio of at least one times when measured on a quarterly basis. See “—$310,000,000 Term Loan Facility.” In addition, under this facility, the facility contains other covenants, customary prepayment terms, restrictions, representations and warranties, events of default and termination provisions that in each case are similar to the $310,000,000 Term Loan Facility described above.

$950,000,000 Hermes Covered Term Loan Facility

On September 25, 2018, we entered into an Hermes covered term loan facility of up to $950,000,000 with the lender parties thereto, and Credit Suisse AG, as facility agent and security agent. The facility matures 120 months from the earlier of (i) 24 months from the agreement date, and (ii) the issuance of the last of the final acceptance certificates for the supply of deliveries and services under our supply contracts with suppliers of parts for the construction of our manufacturing facility. Borrowings under the facility bear interest at a rate of 0.75% margin per annum plus the six-month LIBOR.

Obligations in respect of the facility are guaranteed by Vingroup. Obligations under the facility are secured by a mortgage over a debt service reserve account, a mortgage over an onshore dividend account and certain shares of a Vingroup subsidiary which can be substituted with shares of other Vingroup subsidiaries at the borrower’s discretion.

The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests. We are required to furnish our financial statements and a financial covenant compliance certificate, and to ensure a collateral cover ratio of at least one times when measured on a quarterly basis. See “—$310,000,000 Term Loan Facility.” In addition, under this facility, Vingroup must also maintain (i) a consolidated net total borrowings of less than 2.25 times its equity, as measured at the end of each 12-month period ending on the last day of each half of Vingroup’s financial year, or the measurement period; and (ii) a debt service cover ratio greater than 1.15 times for each measurement period ending on or prior to the date falling 72 months from the date of the facility and greater than 1.20 times for each measurement period ending after the date falling 72 months from the date of the facility.

The facility contains customary prepayment terms and requires us to prepay outstanding amounts on the facility if (i) any obligation of Hermes under the Hermes guarantee ceases to be legal, valid, binding or enforceable or the Hermes Guarantee ceases to be in full force and effect, or (ii) Hermes avoids, rescinds, repudiates, suspends, cancels or terminates all or part of the Hermes guarantee or evidences in writing an intention to do so.

The facility contains customary prepayment terms, restrictions, representations and warranties, events of default and termination provisions similar to the $310,000,000 Term Loan Facility described above.

$300,000,000 Term Loan Facility

On November 3, 2022, we entered into a loan facility of up to $300,000,000 with the lender parties thereto, and Deutsche Bank AG, Singapore Branch, as facility agent and security agent. Each loan obtained under the facility matures on either (i) the date falling 36 months from the date such loan was made, in the case such loan amounts to 50% of the total amount of loans borrowed, or (ii) the date falling 48 months from the date such loan was made. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 2.6% per annum and the term secured overnight financing rate administered by CME Group Benchmark Administration Limited as of a specified time and for a period equal in length to the term of such loan, or as otherwise determined in accordance with the agreement.

Obligations in respect of the facility are guaranteed by Vietnam Technological and Commercial Joint Stock Bank (“TCB”) and secured by a debt service reserve account.

The facility requires us to comply with a number of covenants, including furnishing our financial statements. The facility contains customary prepayment terms and requires us to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where Vingroup and Mr. Pham Nhat Vuong collectively cease to have beneficial ownership of more than 50% of our voting shares or cease to have the power to direct our management and policies or where we cease to control any of VinFast Manufacturing US, LLC or any subsidiary owning any of our manufacturing facilities in the U.S., or VinFast Auto LLC.

The facility also contains customary restrictions, representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to covenants or security, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness of our company, TCB, our subsidiaries or any of TCB’s significant subsidiaries, certain events of insolvency, bankruptcy and litigation, cessation of business, failure to meet the interest reserve requirement and failure of any finance document or security document supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the facility agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by the agreed finance documents.

$132,000,000 Green Financing Package

On October 21, 2022, we entered into a common terms agreement with the lender parties thereto and Asian Development Bank, as lead arranger for term loan facilities amounting to up to $132.0 million.

Each of the ADB Facilities matures on the date falling seven years after its first utilization date. Borrowings under each facilities bear interest at a rate per annum equal to the aggregate of 3.6% per annum and the compounded secured overnight financing rate determined by the facility agent on a banking day during the term of the loan. The facilities are guaranteed by Vingroup and secured by mortgages over a debt service reserve account, an onshore dividend account and shares of Vinhomes and Vincom Retail held by Vingroup and/or Vingroup’s subsidiaries.

The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests and contains customary prepayment terms, restrictions, representations and warranties, events of default and termination provisions that in each case are similar to the $310,000,000 Term Loan Facility described above.

2019 TCBS Bonds

We issued bonds in the principal amount of VND10,000 billion in 2019 through a private placement underwritten by Techcom Securities Joint Stock Company (“TCBS”). The bonds bear interest at a rate of (i) 10% per annum for the first four interest periods (i.e. the three-month periods from the issuance date through to the maturity date or the early redemption date) and (ii) the sum of 4% and the average savings deposit interest rate of Bank for Investment and Development of Vietnam (“BIDV”), Joint Stock Commercial Bank for Foreign Trade of Vietnam (“VCB”), Vietnam Joint Stock Commercial Bank of Industry and Trade (“VietinBank”) and TCB for each interest period thereafter. Obligations in respect of the bonds are guaranteed by Vingroup. The bonds have matured and will mature in November and December 2022. From October 1, 2022 through December 5, 2022, we have repaid VND3.0 trillion ($127.2 million) of such bonds that were due in November 2022 and are due in December 2022. The amounts repaid to date were funded through related party loans and available cash.

The bonds require that we comply with a number of covenants in relation to payment and compliance with our obligations, disclosure obligations, maintenance of approvals and licenses, use of bond proceeds, provision of information in respect of us and Vingroup (including, amongst others, financial statements, litigation, restructuring, change of major shareholders). Restrictive covenants are in relation to amendments to our charter and change of control and restructuring that adversely affects the rights and benefits of bondholders. We must also maintain a ratio of total unpaid debts to total owners’ equity of no more than five times. If such ratio exceeds five times, the issuer may not pay any cash dividends until such ratio falls to five times or less.

We may redeem the bonds at any time after 12 months from the issuance date upon prior notice, subject to the bondholder’s consent for such early redemption. The bonds also provide for certain customary events of default which would permit any bondholder to request the acceleration of all amounts due under the bonds and require us to redeem such amounts.

2021 TCBS Bonds

We issued bonds in the aggregate principal amount of VND11,500 billion in 2021 in a private placement through TCBS. The bonds have a maturity date of up to 36 months from the issuance date. The bonds have a coupon rate of (i) 9% to 9.25% per annum for the first four coupon periods (i.e. the three-month periods from the issuance date through to the maturity date or the early redemption date) and (ii) the sum of 3.9% to 3.8% and the average 12-month savings deposit interest rate of BIDV, VCB, VietinBank, and TCB for each interest period thereafter.

Obligations in respect of the bonds are guaranteed by Vingroup and secured by shares of a Vingroup subsidiary owned by Vingroup, all immovable, movable and property rights to a development project owned by Vinpearl and other assets.

The bonds require that we comply with a number of covenants in relation to payment and compliance with our obligations, disclosure obligations, maintenance of approvals and licenses, use of bond proceeds, provision of information in respect of us and Vingroup (including, amongst others, financial statements, litigation, restructuring, conversion of corporate form and change of major shareholders). Restrictive covenants are in relation to amendments to our charter, asset disposal, and change of control and restructuring that adversely affect the rights and benefits of bondholders. We are also required to maintain a ratio of the sum of total unpaid debts and value of outstanding bonds to total owners’ equity of no more than 20 times. If such ratio exceeds 20 times, the issuer may not pay any cash dividends until such ratio falls to 20 times or less.

We may redeem the bonds at any time after 12 months from the issuance date upon prior notice, subject to the bondholder’s consent for such early redemption. The bonds also provide for certain customary events of default, the occurrence of which would permit any bondholder to request the acceleration of all amounts due under the bonds and require us to redeem such amounts.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares, and a liquid trading market for our ordinary shares may not develop or be sustained after this offering. Sales of substantial amounts of our ordinary shares in the public market after this offering, or the perception that such sales could occur, could adversely affect the trading price of our Ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price that you deem appropriate.

Upon completion of this offering, based on the number of ordinary shares outstanding as of September 30, 2022, we will have              ordinary shares outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional ordinary shares. All of the ordinary shares sold in this offering by us, plus any ordinary shares sold by upon exercise, if any, of the underwriters’ option to purchase additional ordinary shares, will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ordinary shares in the public market could adversely affect prevailing market prices of the ordinary shares. Prior to this offering, there has been no public market for our ordinary shares. We intend to apply to list the ordinary shares on Nasdaq, but we cannot assure you that a regular trading market will develop in the ordinary shares.

Rule 144

All of our ordinary shares that will be issued and outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the U.S. only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then issued and outstanding ordinary shares, which immediately after the completion of this offering will equal approximately                ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•	the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants, or advisors who acquired ordinary shares from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the manner of sale, notice requirements, requirements related to the availability of current public information, or volume limitation provisions of Rule 144. The SEC has indicated that Rule 701 applies to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, and will apply to shares acquired upon exercise of such stock options, including exercises after the date of this prospectus. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144.

Lock-up Agreements

We have agreed, for a period of                 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or securities that are substantially similar to our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ordinary shares may dispose of significant numbers of the ordinary shares in the future. We cannot predict what effect, if any, future sales of the ordinary shares, or the availability of ordinary shares for future sale, will have on the trading price of the ordinary shares from time to time. Sales of substantial amounts of the ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ordinary shares.

Registration Rights

Upon the completion of this offering, the holders of up to                 ordinary shares (assuming no exercise of the underwriters’ option to purchase additional shares from us) as of September 30, 2022 will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See “Related Party Transactions — Registration Rights Agreement” for additional information.

TAXATION

The following summary of Singapore and U.S. federal income tax considerations of an investment in the ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than Singapore and the U.S. To the extent that the discussion relates to matters of Singapore tax law, it represents the opinion of Rajah & Tann Singapore LLP, our Singapore counsel.

Certain Singapore Taxation Considerations

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Gains on Disposal of Shares

Singapore does not currently impose tax on capital gains. Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore (“IRAS”), are not taxable in Singapore.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of our shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to specified exceptions, Section 13W of the Singapore Income Tax Act 1947, or “SITA,” provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

(i)    the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares of the company whose shares are being disposed; and

(ii)    the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The above-mentioned “safe harbor rules” prescribed under Section 13W of SITA will not apply to a divesting company under certain scenarios. These include, but are not limited to, the divesting company that is in the business of trading or holding Singapore immovable properties (excluding property development), where the shares are not listed on a stock exchange in Singapore or elsewhere, the divesting company whose gains or profits from the disposal of ordinary shares are included as part of its income based on the provisions of section 26 of the SITA, disposal of shares by a partnership, limited partnership or limited liability partnership where one or more of the partners is a company or are companies, etc.

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 – Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 – Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 – Financial Instruments, or SFRS(I) 9 may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides of the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The Inland Revenue Authority of Singapore has also issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement.”

FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 — Financial Instruments.”

Shareholders who may be subject to the above-mentioned tax treatments, including under Sections 34A or 34AA of the SITA, should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the shares.

Stamp Duty

There is no stamp duty payable on the subscription and issuance of the shares.

In relation to a transfer of the ordinary shares, no stamp duty is payable if no instrument of transfer is executed or if the instrument of transfer is executed outside Singapore and not received in Singapore. Accordingly, stamp duty is not applicable to electronic transfers of our shares effected solely on a book entry basis outside Singapore. We therefore expect that no Singapore stamp duty will be payable where shares are acquired by U.S. holders solely in book entry form through the facility outside Singapore established by our transfer agent and registrar outside Singapore to the extent that the instruments of transfer (including electronic instruments) are not received in Singapore and all electronic records and any information relating to such transfers are not electronically received by persons in Singapore, stored on any server or device in Singapore or made accessible to any person in Singapore.

Stamp duty will be payable if there is an instrument (including an electronic instrument) for the transfer of our shares which is either executed in Singapore or executed outside Singapore and received in Singapore.

Where the instrument of transfer is executed in Singapore, stamp duty must be paid within 14 days of the execution of the instrument of transfer. Where the instrument of transfer is executed outside Singapore and received in Singapore, stamp duty must be paid within 30 days of receipt of the instrument of transfer in Singapore. An electronic instrument that is executed outside Singapore is treated as received in Singapore in any of the following scenarios: (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

Stamp duty on an instrument of transfer of shares is payable at the rate of 0.2% of the consideration for, or market value of, the shares, whichever is higher.

Stamp duty is borne by the purchaser unless there is an agreement to the contrary.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive agreement for the avoidance of double taxation between the U.S. and Singapore which applies to withholding taxes (if any) on dividends or capital gains.

Goods and Services Tax (“GST”)

The sale of the shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of an exempt supply is generally not recoverable from the Singapore Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

Where the shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate, which is currently 7.0%. This rate will be raised from 7.0% to 8.0% with effect from January 1, 2023, and from 8.0% to 9.0% with effect from January 1, 2024. Similar services rendered by a GST registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

U.S. Federal Income Tax Considerations

The following discussion describes material U.S. federal income tax consequences to U.S. Holders (as defined below), of an investment in the ordinary shares. This summary applies only to U.S. Holders that acquire ordinary shares in exchange for cash in the offering, hold ordinary shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the U.S. as in effect on the date of this prospectus, including the Internal Revenue Code of 1986, as amended, the “Code,” and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. We have not sought and do not intend to seek any rulings from the IRS regarding the matters in this discussion. The statements in this prospectus are not binding on the IRS or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate, gift, Medicare or alternative minimum tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt organizations;

•	individual retirement accounts or other tax deferred accounts;

•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	U.S. expatriates;

•	persons holding ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our stock by vote or value;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the U.S.;

•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities or arrangements and persons holding ordinary shares through such partnerships.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON- U.S. TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ordinary shares generally will depend on such partner’s status and the activities of the partnership. A U.S. Holder that is a partner in such partnership should consult its tax advisor.

Dividends and Other Distributions on Ordinary Shares

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our ordinary shares in the foreseeable future. However, if we do make distributions of cash or property on our ordinary shares, and subject to the passive foreign investment company considerations discussed below, the gross amount of distributions made by us with respect to ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all such distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) (i) our ordinary shares are listed on and considered readily tradable on an established securities market in the U.S., or (ii) we are eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes, (2) we are not a passive foreign investment company (as discussed below) with respect to the U.S. Holder for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain other requirements are met. In this regard, our ordinary shares will generally be considered to be readily tradable on an established securities market in the U.S. if they are listed on Nasdaq, as we intend our ordinary shares will be after the offering. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to ordinary shares. As of the date hereof, there is no income tax treaty in effect between the U.S. and Singapore.

Dividends on the ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, foreign taxes withheld on any distributions on the ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available under the laws of the foreign jurisdiction or under a tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ordinary shares will generally constitute “passive category income.” A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Recently issued U.S. Treasury regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021 restrict the availability of any such credit (or deduction in lieu thereof) based on the nature of the withholding tax imposed by the foreign jurisdiction. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the passive foreign investment company considerations discussed below, upon a sale or other taxable disposition of ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company Considerations

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes interest, dividends, royalties and other investment income, with certain exceptions. For purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds the ordinary shares, we would continue to be treated as a PFIC with respect to such U.S. Holder’s investment in those ordinary shares unless (i) we ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules.

Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following the offering), we do not presently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis after the close of each taxable year and that depends, in part, upon the composition of our income and assets. In addition, the application of the PFIC rules to companies with our composition of income and assets is subject to significant uncertainty. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the second part of the test described above may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the offering. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our income and assets that are passive under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year.

If we are a PFIC at any time that a U.S. Holder holds ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of the ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment)

of the ordinary shares if we are considered a PFIC. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests are also classified as PFICs (each a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any lower-tier PFICs we may own.

If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

Certain U.S. Holders who are individuals (and certain specified entities) that hold an interest in “specified foreign financial assets” (which may include the ordinary shares) are required to report information (on IRS From 8938) relating to such assets, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements, and, in such circumstances, the statute of limitations for assessment of tax could be suspended, in whole or part. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of ordinary shares.

Transfer Reporting Requirements

A U.S. Holder (including a U.S. tax-exempt entity) that transfers cash in exchange for equity of a newly created non-U.S. corporation may be required to file IRS Form 926 or a similar form with the IRS if (i) such person owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of the corporation or (ii) if the transferred cash, when aggregated with all transfers made by such person (or any related person) within the preceding 12 month period, exceeds $100,000. U.S. Holders should consult their tax advisors regarding the applicability of this requirement to their acquisition of ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

We and the underwriters named below, for whom Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as representatives, have entered into an underwriting agreement dated the date of this prospectus with respect to the ordinary shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Name	Number of ordinary shares
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.
Nomura Securities International, Inc.
WR Securities, LLC
RBC Capital Markets, LLC
Robert W. Baird & Co. Incorporated

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ordinary shares sold under the underwriting agreement, if any of these ordinary shares are purchased, other than the shares covered by the option described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per ordinary share. Any such dealers may resell ordinary shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the ordinary shares to the public, if all of the ordinary shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any ordinary shares made outside of the U.S. may be made by affiliates of the underwriters, and the underwriters may offer and sell the ordinary shares through certain of their affiliates or other registered broker-dealers or selling agents.

The underwriters have an option to buy up to                 additional ordinary shares from us to cover sales of ordinary shares by the underwriters which exceed the number of ordinary shares specified in the table above. The underwriters have              days from the date of this prospectus to exercise this option to purchase additional ordinary shares. If any ordinary shares are purchased with this option to purchase additional ordinary shares, the underwriters will purchase ordinary shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional ordinary shares on the same terms as those on which the ordinary shares are being offered.

The underwriting fee is equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting fee is $                 per ordinary share. The following table shows the per ordinary share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

	Without option to purchase additional ordinary shares exercise	With full option to purchase additional ordinary shares exercise
Per ordinary share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                . We are responsible for the expenses of the offering. We have agreed to reimburse the underwriters for certain out-of-pocket expenses in connection with this offering in an amount not to exceed $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ordinary shares or securities convertible into or exercisable or exchangeable for any ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ordinary shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives of the underwriters for a period of                  days after the date of this prospectus, other than the ordinary shares to be sold in this offering.

We, our directors and executive officers and certain holders of our ordinary shares and securities convertible into or exchangeable for ordinary shares have agreed with the underwriters, with certain exceptions, not to offer, pledge, sell, dispose or transfer any ordinary shares in our capital or any securities convertible into or exercisable or exchangeable for any of our ordinary shares for a period of                  days after the date of this prospectus.

The representatives of the underwriters, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura

Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering described herein. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with this offering.

Deutsche Bank AG, Singapore Branch, is acting as our independent financial advisor in connection with this offering, for which it will receive customary fees. The financial advisor is engaged to represent our interests only, is independent of the underwriters and is not a party to any securities purchase agreement with us, the underwriters or investors in relation to this offering. The financial advisor is not acting as an underwriter and will not sell or offer to sell any securities in this offering, nor will it identify or solicit potential investors in this offering

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our ordinary shares approved for listing/quotation on Nasdaq under the symbol “VFS.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of equity shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional ordinary shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ordinary shares, in whole or in part, or by purchasing ordinary shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase ordinary shares through the option to purchase additional ordinary shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ordinary shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, derivatives trading, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services (including acting as lender and/or derivative counterparty) for us or our affiliates, for which they received or will receive customary fees and expenses. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

Selling Restrictions

General

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may affect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the ordinary shares may be offered to the public in that Relevant State at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representative; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the ordinary shares shall require the company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

This prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are outside the United Kingdom or if in the United Kingdom who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, the “Order” and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this prospectus or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this prospectus relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ordinary shares. The ordinary shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or “FinSA” and no application has or will be made to admit the ordinary shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ordinary shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the ordinary shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Australia

This prospectus:

(i)	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the “Corporations Act;”

(ii)

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or “ASIC,” as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

(iii)

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or “Exempt Investors.”

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of ordinary shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares you undertake to us that you will not, for a period of 12 months from the date of issue or sale of the ordinary shares, offer, transfer, assign or otherwise alienate those ordinary shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Hong Kong

The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the “SFO,” of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, or the “CO,” or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

The ordinary shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ordinary shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, 2001 of Singapore (“SFA”), as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Sections 275 and 276 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions set forth in the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities and securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(a)

to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Notification under Section 309B(1)(c) of the SFA

The ordinary shares are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in the MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Purchasers are advised to seek legal advice prior to any resale of the securities.

Notice to Prospective Investors in India

This prospectus has not been and will not be registered as a prospectus with any registrar of companies in India. This prospectus has not been and will not be reviewed or approved by any statutory or regulatory authority in India, including the Securities and Exchange Board of India, Reserve Bank of India, any registrar of companies in India or any stock exchange in India. This prospectus and this offering of ordinary shares are not and should not be construed as an invitation, offer or sale of any securities to the public in India. Other than in compliance with the private placement exemptions under applicable laws and regulations in India, including the Companies Act, 2013, as amended, our ordinary shares have not been, and will not be, offered or sold to the public or any member of the public in India. This prospectus is strictly personal to the recipient and neither this prospectus nor the offering of our ordinary shares is calculated to result, directly or indirectly, in our ordinary shares becoming available for subscription or purchase by persons other than those receiving the invitation or offer. Each investor is deemed to have acknowledged, represented and agreed that it is eligible to invest in us and our ordinary shares under applicable laws, rules and regulations in India, without the requirement to obtain any prior approval, and that it is not prohibited or prevented under any law, rule or regulation in India from acquiring, owning or selling our ordinary shares.

Notice to Prospective Investors in China

This prospectus will not be circulated or distributed in the People’s Republic of China, or the “PRC,” and the ordinary shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

The ordinary shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the “FSCMA,” and the ordinary shares have been and will be offered in Korea as a private placement under the FSCMA. None of the ordinary shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the “FETL.” The ordinary shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ordinary shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ordinary shares. By the purchase of the ordinary shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ordinary shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in the Dubai International Financial Centre, or “DIFC”

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates (excluding the DIFC and the Abu Dhabi Global Market, or “ADGM”)

This prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. If you are in any doubt about the contents of this prospectus, you should consult an authorized financial adviser. By receiving this prospectus, the person or entity to whom it has been issued understands, acknowledges and agrees that this prospectus has not been approved by or filed with the UAE Central Bank, the UAE Securities and Commodities Authority, or the “SCA,” or any other authorities in the UAE (outside of the financial free zones established pursuant to UAE Federal Law No. 8 of 2004), nor have the underwriters received authorization or licensing from the UAE Central Bank, SCA or any other authorities in the UAE to market or sell securities or other investments within the UAE. No marketing of any financial products or services has been or will be made from within the UAE other than in compliance with the laws of the UAE and no subscription to any securities or other investments may or will be consummated within the UAE. It should not be assumed that any of the underwriters is a licensed broker, dealer or investment adviser under the laws applicable in the UAE, or that any of them advise individuals resident in the UAE as to the appropriateness of investing in or purchasing or selling securities or other financial products. The ordinary shares are not intended for circulation or distribution in or into the UAE, other than to persons who are “Qualified Investors” within the meaning of the SCA’s Board of Directors Decision No. 3 of 2017 Concerning the Organization of Promotion and Introduction to whom the materials may lawfully be communicated. This does not constitute a public offer of securities in the UAE in accordance with the SCA Chairman of the Board Resolution No. 11/R.M of 2016 on the Regulations for Issuing and Offering Shares of Public Joint Stock, or otherwise.

Nothing contained in this prospectus is intended to constitute investment, legal, tax, accounting or other professional advice. This prospectus is for your information only and nothing in this prospectus is intended to endorse or recommend a particular course of action. Any person considering acquiring securities should consult with an appropriate professional for specific advice rendered based on their respective situation.

Notice to Prospective Investors in the ADGM

The Financial Services Regulatory Authority, or “FSRA,” of the Abu Dhabi Global Market accepts no responsibility for reviewing or verifying this prospectus. Accordingly, the FSRA has not approved this prospectus nor taken any steps to verify the information set out in this prospectus, and has no responsibility for it. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	$
FINRA Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses

Miscellaneous

Total	$

LEGAL MATTERS

Certain legal matters of U.S. federal securities and New York State laws in connection with this offering will be passed upon for us by Latham & Watkins LLP. The validity of the ordinary shares offered in this offering and certain legal matters as to Singapore law will be passed upon for us by Rajah & Tann Singapore LLP. Legal matters as to Vietnam law will be passed upon for us by YKVN LLC.

Certain legal matters of U.S. federal securities and New York State laws in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters of Vietnam law in connection with this offering will be passed upon for the underwriters by VILAF.

EXPERTS

The consolidated financial statements of VinFast Trading and Production Joint Stock Company as of December 31, 2021 and for the year then ended, each appearing in this prospectus and registration statement, have been audited by Ernst & Young Vietnam Limited, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein. Such consolidated financial statements have been included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young Vietnam Limited is at 28th Floor, Bitexco Financial Tower, 2 Hai Trieu Street, Ho Chi Minh City, District 1 700000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including exhibits and schedules, under the Securities Act, with respect to the ordinary shares being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and our ordinary shares, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website referred to above. We also maintain a website at www.vinfastauto.us, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our ordinary shares.

VinFast Trading & Investment Pte. Ltd.

Unaudited Interim Condensed Consolidated financial statements as of and for the nine months ended September 30, 2021 and 2022

VinFast Trading & Investment Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31, 2021	As of September 30, 2022	As of September 30, 2022
	Notes	VND million	VND million	USD
			(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		3,024,916	1,854,601	77,598,358
Trade receivables		428,592	331,083	13,852,853
Advances to suppliers		6,871,869	10,371,897	433,970,594
Inventories, net	4	6,683,685	12,514,181	523,605,916
Short-term prepayments and other receivables		4,826,879	5,327,082	222,890,441
Short-term derivative assets	11	—	572,887	23,970,164
Short-term amounts due from related parties	9	1,997,181	2,862,483	119,769,178
Assets classified as held for sale	13	2,859,211	3,019,128	126,323,348
Other current assets		169	3,736	156,310

Total current assets		26,692,502	36,857,078	1,542,137,162

NON-CURRENT ASSETS
Property, plant and equipment, net		51,788,345	61,498,787	2,573,170,988
Intangible assets, net	5	3,163,588	1,287,065	53,852,078
Goodwill	5	272,203	272,203	11,389,243
Operating lease right-of-use assets		2,235,169	4,044,097	169,209,089
Finance lease right-of-use assets		96,582	96,582	4,041,098
Long-term derivative assets	11	5,291	833,194	34,861,694
Long-term advances to suppliers		656,464	44,270	1,852,290
Non-current net investment in sales-type lease		182,304	—	—
Long-term amounts due from related parties	9	45,950	45,128	1,888,186
Deferred tax assets		50,219	—	—
Other non-current assets		132,839	402,357	16,835,024
Total non-current assets		58,628,954	68,523,683	2,867,099,690

TOTAL ASSETS		85,321,456	105,380,761	4,409,236,852

VinFast Trading & Investment Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

		As of December 31, 2021	As of September 30, 2022	As of September 30, 2022
	Notes	VND million	VND million	USD
			(Unaudited)	(Unaudited)
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	6	15,826,651	25,066,042	1,048,788,372
Short-term derivative liabilities		1,111,473	—	—
Trade payables		3,188,756	11,360,388	475,330,034
Deposits and down payment from customers	7	1,317,471	1,445,222	60,469,522
Short-term accruals		4,119,068	7,428,421	310,812,614
Other current liabilities		5,331,301	4,436,009	185,607,087
Current operating lease liabilities		375,293	639,718	26,766,427
Amounts due to related parties	9	56,035,252	76,613,562	3,205,588,362

Total current liabilities		87,305,265	126,989,362	5,313,362,418
NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	6	31,343,149	34,486,181	1,442,936,425
Long-term derivative liabilities	11	891,711	15,336,249	641,684,053
Other non-current liabilities		204,004	607,167	25,404,481
Non-current operating lease liabilities		1,298,354	2,856,238	119,507,848
Long-term deferred revenue		25,945	165,009	6,904,183
Deferred tax liabilities		51,462	1,014,497	42,447,576
Amounts due to related parties	9	41,142,764	28,748,136	1,202,850,876
Total non-current liabilities		74,957,389	83,213,477	3,481,735,442

Commitments and contingencies	14

EQUITY
Ordinary shares – VinFast Auto (2,411,764,800 shares issued and outstanding as of September 30, 2022)		553,892	553,892	23,175,395
Accumulated losses		(77,416,918)	(111,914,975)	(4,682,634,933)
Additional paid-in capital		—	6,646,655	278,102,736
Other comprehensive loss		(63,494)	(55,612)	(2,326,869)
Equity attributable to equity holders of the parent		(76,926,520)	(104,770,040)	(4,383,683,671)
Non-controlling interests		(14,678)	(52,038)	(2,177,337)

Total deficit		(76,941,198)	(104,822,078)	(4,385,861,008)

TOTAL EQUITY AND LIABILITIES		85,321,456	105,380,761	4,409,236,852

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Trading & Investment Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the nine months ended on September 30,
		2021	2022	2022
	Notes	VND million	VND million	USD
		(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles		9,550,049	8,779,656	367,349,612
Sales of merchandise		1,122,658	46,414	1,942,008
Sales of spare parts and components		356,717	1,463,614	61,239,100
Rendering of services and leasing activities		148,462	210,788	8,819,592

Revenues (*)		11,177,886	10,500,472	439,350,312
Cost of vehicles sold		(16,166,868)	(17,485,112)	(731,594,617)
Cost of merchandise sold		(1,115,382)	(46,245)	(1,934,958)
Cost of spare parts and components sold		(292,685)	(1,310,118)	(54,816,663)
Cost of rendering services and leasing activities		(91,912)	(236,305)	(9,887,254)

Cost of sales		(17,666,847)	(19,077,780)	(798,233,492)

Gross loss		(6,488,961)	(8,577,308)	(358,883,180)

Operating expenses
Research and development costs		(5,266,454)	(14,041,574)	(587,513,597)
Selling and distribution costs		(1,268,376)	(3,361,210)	(140,636,398)
Administrative expenses		(1,702,722)	(1,981,183)	(82,894,683)
Net other operating income/(expenses)		713,987	(1,475,251)	(61,725,985)

Operating loss		(14,012,526)	(29,436,526)	(1,231,653,843)
Finance income		376,905	91,861	3,843,554
Finance costs		(3,182,619)	(5,454,794)	(228,234,070)
Net (loss)/gain on financial instruments at fair value through profit or loss		(1,858,300)	1,277,296	53,443,349
Investment gain		909,496	—	—
Share of losses from equity investees		(35,148)	—	—

Loss before income tax expense		(17,802,192)	(33,522,163)	(1,402,601,010)
Tax expense		(197,934)	(1,013,254)	(42,395,540)

Net loss for the period		(18,000,126)	(34,535,417)	(1,444,996,550)
Net loss attributable to non-controlling interests		(20,009)	(37,360)	(1,563,211)

Net loss attributable to controlling interest		(17,980,117)	(34,498,057)	(1,443,433,339)

(*)	Including sales to related parties in the nine months ended September 30, 2022 and 2021 of VND1,650,814 million (USD69,071,715) and VND131,069 million.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Trading & Investment Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE LOSS

		For the nine months ended on September 30,
		2021	2022	2022
	Notes	VND million	VND million	USD
		(Unaudited)	(Unaudited)	(Unaudited)

Net loss for the period		(18,000,126)	(34,535,417)	(1,444,996,550)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(87,025)	7,882	329,791

Net other comprehensive income that will be reclassified to profit or loss in subsequent periods		(87,025)	7,882	329,791

Total comprehensive loss for the period, net of tax		(18,087,151)	(34,527,535)	(1,444,666,759)
Net loss attributable to non-controlling interests		(20,009)	(37,360)	(1,563,211)

Comprehensive loss attributable to controlling interest		(18,067,142)	(34,490,175)	(1,443,103,548)

		VND	VND	USD
Net loss per share attributable to ordinary shareholders
Basic and diluted		(12,049)	(14,304)	(0.6)

Weighted average number of shares used in loss per share computation
Basic and diluted		1,492,279,412	2,411,764,800	2,411,764,800

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Trading & Investment Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of shares of VinFast Auto	Ordinary shares—VinFast Auto	Additional paid-in capital VinFast Auto	Contributed charter capital – VinFast Vietnam	Accumulated losses	Capital reserve—VinFast Vietnam	Other comprehensive income/(loss)	Non-controlling interests	Total Shareholders’ equity/(deficit)
	Shares	VND million	VND million	VND million	VND million	VND million	VND million	VND million	VND million
As of January 1, 2021	—	—	—	38,707,336	(44,356,242)	11,753,160	45,870	29,968	6,180,092
Net loss for the period	—	—	—	—	(17,980,117)	—	—	(20,009)	(18,000,126)
Foreign currency translation adjustment	—	—	—	—	—	—	(79,745)	—	(79,745)

Total comprehensive income/(loss)	—	—	—	38,707,336	(62,336,359)	11,753,160	(33,875)	9,959	(11,899,779)

Additional capital contribution to VinFast Vietnam	—	—	—	4,881,392	—	—	—	—	4,881,392
Demerger of VinFast Vietnam	—	—	—	(1,091,730)	(871,041)	(7,754,407)	—	—	(9,717,178)
Insertion of VinFast Auto as the holding company of the Group and additional capital contribution to VinFast Vietnam (Note 1)	2,411,764,800	472,528	42,454,545	(42,496,998)	45,478	—	(7,280)	(2,810)	465,463
Additional capital contribution to a subsidiary and acquisitions of entities under common control	—	—	(35,801)	—	—	(4,022,812)	—	4,432	(4,054,181)
Disposal of subsidiaries to entities under common control	—	—	(3,572)	—	—	17,917	—	(3,502)	10,843
Additional acquisition of non-controlling interests from a subsidiary	—	—	—	—	—	—	—	(15,510)	(15,510)
Others	—	—	—	—	(6,142)	6,142	—	—	—

Balance as of September 30, 2021 (Unaudited)	2,411,764,800	472,528	42,415,172	—	(63,168,064)	—	(41,155)	(7,431)	(20,328,950)

Balance as of October 1, 2021 (Unaudited)	2,411,764,800	472,528	42,415,172	—	(63,168,064)	—	(41,155)	(7,431)	(20,328,950)
Net loss for the period	—	—	—	—	(14,203,610)	—	—	(15,225)	(14,218,835)
Foreign currency translation adjustments	—	—	—	—	—	—	(22,339)		(22,339)

VinFast Trading & Investment Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

	Number of shares of VinFast Auto	Ordinary shares—VinFast Auto	Additional paid-in capital VinFast Auto	Contributed charter capital – VinFast Vietnam	Accumulated losses	Capital reserve—VinFast Vietnam	Other comprehensive income/(loss)	Non-controlling interests	Total Shareholders’ equity/(deficit)
	Shares	VND million	VND million	VND million	VND million	VND million	VND million	VND million	VND million
Total comprehensive income/(loss)		472,528	42,415,172	—	(77,371,674)	—	(63,494)	(22,656)	(34,570,124)

Additional capital contribution from owners	—	81,364	7,992,000	—	—	—	—	8,000	8,081,364
Legal acquisition of VinFast Vietnam by VinFast Auto (Note 1)	—	—	(50,452,416)	—	—	—	—	—	(50,452,416)
Other	—	—	45,244	—	(45,244)	—	—	(22)	(22)

Balance as of December 31, 2021	2,411,764,800	553,892	—	—	(77,416,918)	—	(63,494)	(14,678)	(76,941,198)

Balance as of January 1, 2022	2,411,764,800	553,892	—	—	(77,416,918)	—	(63,494)	(14,678)	(76,941,198)
Net loss for the period	—	—	—	—	(34,498,057)	—	—	(37,360)	(34,535,417)
Foreign currency translation adjustments	—	—	—	—	—	—	7,882	—	7,882

Total comprehensive income/(loss)	—	553,892	—	—	(111,914,975)	—	(55,612)	(52,038)	(111,468,733)

Additional capital contribution to VinFast Vietnam (Note 12 (i))	—	—	6,000,000	—	—	—	—	—	6,000,000
Deemed contribution from owners (*)	—	—	646,655	—	—	—	—	—	646,655

Balance as of September 30, 2022 (Unaudited)	2,411,764,800	553,892	6,646,655	—	(111,914,975)	—	(55,612)	(52,038)	(104,822,078)

USD (Unaudited)	—	23,175,397	278,102,720	—	(4,682,634,937)	—	(2,326,862)	(2,177,322)	(4,385,861,004)

VinFast Trading & Investment Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(*)	Including:

•

In January 2022, VinFast Vietnam decided to extend the warranty policy to earlier of 10 years or the first 200,000 km for all internal-combustion-engine (ICE) cars sold since 2019 and to be sold thereafter. The estimated warranty cost was substantially supported by Chairman of the Company, in the form of upfront payment of VND350 billion, which was received in cash by VinFast Vietnam in June 2022. This amount was recognized as Additional paid-in capital in the unaudited interim condensed consolidated statements of shareholders’ equity.

•

With regard to the ICE phasing-out (Note 1), in June 2022, a portion of ICE assets was transferred to VIG with a gain of VND296.7 billion being recognized in the unaudited interim condensed consolidated statements of shareholders’ equity. The transfer of the remaining ICE assets to VIG was completed in early November 2022.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Trading & Investment Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the nine months ended on September 30,
		2021	2022	2022
	Notes	VND million	VND million	USD
		(Unaudited)	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES
Net loss for the period		(18,000,126)	(34,535,417)	(1,444,996,550)

Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment		2,877,326	2,930,220	122,603,347
Amortization of intangible assets		544,935	2,141,071	89,584,561
Impairment of assets and changes in fair value of held for sale assets		164,978	80,787	3,380,209
Amortization of finance lease right-of-use assets		9,668	—	—
Changes in operating lease right-of-use assets		196,424	391,477	16,379,791
Provision related to purchase commitment, compensation expenses, assurance-type warranties and write-downs of inventories		1,958,365	4,287,318	179,385,690
Allowance against receivable and advances to suppliers		206,325	172,571	7,220,544
Deferred income tax expenses		150,536	1,013,253	42,395,523
Unrealized foreign exchange (gain)/ losses		(546,803)	1,453,928	60,833,808
Investment (gain)/losses		(909,496)	18,962	793,389
Net losses/(gain) on financial instruments at fair value through profit or loss		1,858,300	(1,277,296)	(53,443,349)
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest		860,328	1,450,505	60,690,586
Loss from disposal of property, plant and equipment		94,859	—	—
Share of losses from equity investees		35,148	—	—

Working capital adjustments:
Increase in trade and other receivables		(6,651,865)	(3,586,049)	(150,043,891)
Increase in inventories		(5,209,422)	(9,516,719)	(398,189,079)
Increase/(decrease) in trade and other payables		(358,267)	9,798,740	409,989,132
Change in operating lease liabilities		(173,063)	(378,096)	(15,819,916)
Decrease in prepayments		230,406	25,994	1,087,615

Net cash flows used in operating activities		(22,661,444)	(25,528,751)	(1,068,148,590)

VinFast Trading & Investment Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

		For the nine months ended on September 30,
		2021	2022	2022
	Notes	VND million	VND million	USD
		(Unaudited)	(Unaudited)	(Unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets		(4,142,221)	(12,674,364)	(530,308,117)
Repayment under a business investment and cooperation contract		—	(968,773)	(40,534,435)
Proceeds from disposal of ICE assets		—	170,017	7,113,682
Proceeds from disposal of other property, plant and equipment		28,045	1,358,652	56,847,364
Disbursement of loans		(3,202,700)	(3,736)	(156,318)
Collection of loans		9,766,800	1,017,899	42,589,916
Payment for business acquisition		(77,099)	—	—
Proceeds from disposal of equity investment (net of cash held by entity being disposed)		—	(2,240)	(93,724)
Proceeds from disposal of net assets under common control		424,418	—	—

Net cash flows from/(used in) investing activities		2,797,243	(11,102,545)	(464,541,632)

FINANCING ACTIVITIES
Capital contribution from owners		6,029,169	6,000,000	251,046,025
Deemed contribution from owners		—	646,655	27,056,695
Deemed distribution to owners for transactions under common control		(37,042)	—	—
Proceeds from borrowings		26,989,354	53,244,294	2,227,794,728
Repayment of borrowings		(11,575,850)	(24,438,219)	(1,022,519,623)

Net cash flows from financing activities		21,405,631	35,452,730	1,483,377,825

Net (decrease)/increase in cash and cash equivalents		1,541,430	(1,178,566)	(49,312,397)
Cash and cash equivalents at beginning of the period		827,742	3,024,916	126,565,523
Net foreign exchange difference		(91,261)	8,251	345,232

Cash and cash equivalents at end of the period		2,277,911	1,854,601	77,598,358

Supplement disclosures of non-cash activities
Non-cash property and equipment additions		1,373,366	7,699,963	322,174,184
Borrowings by converting from payables for consideration of acquisition of equity investees		4,693,380	—	—
Establishment of right-of-use assets and lease liabilities at commencement dates		924,488	2,200,405	92,067,155
Non-cash consideration included in the purchase consideration of business combination		280,912	—	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

(a)	Principal activities

The principal activities of VinFast Trading & Investment Pte. Ltd. (“the Company”) and its subsidiaries are to manufacture cars, motor vehicles, render leasing activities, trade smartphones and related businesses.

The Company’s head office is located at 120 Lower Delta Road #02-05, Cendex Centre, Singapore 169208. Head office of VinFast Trading and Production Joint Stock Company (“VinFast Vietnam”), a subsidiary of the Company, is located at Dinh Vu—Cat Hai Economic Zone, Cat Hai Island, Cat Hai town, Cat Hai district, Hai Phong city, Vietnam.

(b)	The Reorganization

In early 2021, Vingroup Joint Stock Company (“Vingroup JSC” or “the Ultimate Parent”), founded by Mr. Pham Nhat Vuong (“the Founder”), the parent company of VinFast Trading & Investment Pte. Ltd., a company incorporated in Singapore (“VinFast Auto” or “the Company”) and VinFast Trading and Production Joint Stock Company (formerly known as VinFast Trading and Production Limited Liability Company) (“VinFast Vietnam”), executed reorganization transactions (“the Reorganization”) to bring together subsidiaries operating in automotive manufacturing and related businesses into one group. Following the Reorganization, VinFast Auto became the direct holding company of VinFast Vietnam.

In preparation for its planned initial public offering (“IPO”), pursuant to a series of restructuring agreements signed in 2021, the Company acquired 99.9% of the contributed capital of VinFast Vietnam from Vingroup JSC and Vietnam Investment Group JSC (“VIG”), an entity under common control of the Founder, with a total consideration of VND50,446.5 billion. The consideration was mostly unpaid as of December 31, 2021 and recognized as amount payable to related parties, namely Vingroup JSC and VIG. In January 2022, the Company issued promissory notes (the “P-Notes”) to Vingroup JSC and VIG in place of the aforementioned amount payable to related parties. As both VinFast Auto and VinFast Vietnam are under common control of Vingroup JSC immediately before and after the Reorganization, the transaction was accounted for as a legal reorganization of entities under common control whereby the Company became the holding company of VinFast Vietnam and its subsidiaries using historical costs. Accordingly, the accompanying financial statements were presented as if the current corporate structure had been in existence since the date when the subsidiaries first came under the common control of Vingroup JSC.

(c)	Announcement of ICE phasing-out

In December 2021, the Member’s Council of VinFast Vietnam approved Resolution No. 18/2021/NQ-HDTV-VINFAST on the cessation of all production and trading activities of internal combustion engine (“ICE”) vehicles in 2022 with a commitment to become solely an electric vehicle (“EV”) manufacturer.

In February 2022, the General Meeting of Shareholders of VinFast Vietnam approved the Resolution No. 02/2022/NQ-DHDCD-VINFAST to transfer assets, exclusively for ICE vehicle production which includes engine manufacturing facilities, toolings, subframes, and other related assets (referred to as “ICE assets”), to VIG. Accordingly, VinFast Vietnam entered into transfer agreements and guarantee agreements, with VIG for the transfer of the ICE assets. A portion of ICE assets amounting to VND148 billion was transferred in June 2022 while the remaining portion amounting to VND12,671 billion was transferred in early November 2022.

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION (continued)

(d)	Sales of EVs

From December 2021, the Group commenced its sales of EVs only whilst offering an innovative battery lease model in partnership with VinES Energy Solution Joint Stock Company (“VinES”), an affiliate controlled by the same Ultimate Parent (Note 1(f)).

Commencing November 2022, the Group changes its go-to-market strategy and offers customers the option to purchase electric vehicles with the battery as well as lease batteries under the Battery Subscription Program, in which the Group will act as principal of both sale and subscription plan of batteries.

(e)	Basis of presentation

The management of VinFast Trading & Investment Pte. Ltd. has prepared the accompanying unaudited interim condensed consolidated financial statements of the Company and other legal consolidated entities, which are hereinafter collectively referred to as “the Group”.

These accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), including guidance with respect to interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2021. Accordingly, these unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results, and cash flows of the Company for each of the periods presented. The consolidated balance sheet as of December 31, 2021 was derived from the audited consolidated financial statements at that date but does not include all the disclosures required by U.S. GAAP for annual financial statements. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have accessed to the audited consolidated financial statements for the preceding fiscal years. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.

(f)	VIE structures

VinES is a company operating in the battery business that includes leasing its battery to VinFast’s EV customers (Note 1(d)). From January 2022 to October 2022, VinFast Vietnam offers a battery lease subsidy to their EV customers throughout the battery lease term by paying a portion of the battery lease charge directly to VinES, pursuant to the Master Sales Promotion Agreement signed between VinFast Vietnam and VinES. The Master Sales Promotion Agreement has an initial term of five years until 2027. The battery lease subsidy that exposes VinFast Vietnam to the risk of loss in VinES constitutes variable interests held by the Group. The carrying amount of lease subsidy liability related to VinES was VND275 billion (USD11,506,276) as of September 30, 2022. The Group’s maximum exposure to the risk of loss as a result of the Master Sales Promotion Agreement is varied by the number of EV customers who will lease the batteries from VinES and are entitled to receive a subsidy from VinFast Vietnam, subjected to future negotiations with VinES on the terms and conditions of the subsidy according to the Master Sales Promotion Agreement and other factors in the future. The Group currently lacks the power through voting or

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION (continued)

(f)	VIE structures (continued)

similar rights to direct the activities of this entity that most significantly affect its economic performance, so the Group is not the primary beneficiary of VinES and does not consolidate VinES.

By the end of October 2022, in connection with the change in the Group’s go-to-market strategy, the Group and VinES signed the following agreements:

(i)	a termination agreement of the Master Sale Promotion Agreement. The outstanding subsidy from November 2022 by the Group will no longer be paid to VinES.

(ii)

an agreement to acquire all batteries that are owned by VinES and currently leased to EV customers. Therefore, the Group shall inherit all the rights and obligations of the Battery Lease Agreement signed between VinES and EV Customers before. VinES will be no longer Principal in Battery Lease Agreement.

(g)	Going concern basis of accounting

The Group has prepared the unaudited interim condensed consolidated financial statements on a going concern basis, which assumes the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in normal course of operations as they come due.

The Group has been incurring losses from operations since inception. The Group incurred net losses of VND34,535 billion (USD1,445 million) for the nine months ended September 30, 2022. Accumulated losses amounted to VND111,915 billion (USD4,682.6 million) as of September 30, 2022. The Group is also in a net current liability position of VND90,132 billion (USD3,771.2 million) as of September 30, 2022.

As of September 30, 2022, the Group’s consolidated balance of cash and cash equivalents was VND1,855 billion (USD77.6 million) (as of December 31, 2021: VND3,025 billion). The Group has prepared its business plan covering the next twelve months from the issuance date of the unaudited interim condensed consolidated financial statements which considers the increase in revenue and operational efficiency optimization to improve operating cash flows, the consummation of external financing projects. The Group also has financial support from Vingroup JSC, subject to necessary procedures to facilitate such support, which will remain in place until the earliest of the date on which the Group obtains adequate third-party funding for the Group’s capital requirements, or until Vingroup JSC ceases to control the Group but, in all cases, no sooner than the date falling 12 months after the issuance date of the unaudited interim condensed consolidated financial statements. The Group also takes into consideration the estimation of the continued business impacts of Covid-19 pandemic.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and other legal consolidated entities. All significant intercompany transactions and balances within the Group are eliminated upon consolidation.

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, the valuation of derivatives; depreciable lives of property, plant and equipment and intangible assets; assessment for impairment of long-lived assets and goodwill, product warranty, and determining the transaction price of products and services in arrangement with multiple performance obligations. Actual results could differ from these estimates. Changes in facts and circumstances may result in revised estimates. Given the global economic climate and unforeseen effects from COVID-19 pandemic, the process of estimation has become more challenging. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

c)	Revenue recognition

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals and distributors who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group. Proceeds from customers are recognized in revenue at the point in time when control of the vehicles is transferred to the customers, usually upon the delivery of the vehicles. From January 2022 onwards, the Group provides extended warranty (“service warranty”) in addition to the standard manufacturer’s warranty (“assurance warranty”) for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer. Refer to the accounting policy on warranty provisions in section d) Warranty provisions.

Contracts with customers may include multiple performance obligations. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The Group generally determines standalone selling prices based on observable price of the goods and services – i.e. actual selling prices charged to customers for EV the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer i.e. cost plus expected margin. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition. As for the extended warranty, the Group will recognize the deferred revenue over time based on a straight-line method initially, and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The consideration recognized represents the amount received, normally collected in advance, net of estimated sales incentives to distributors and customer sales incentives that the Group reasonably expects to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Revenue recognition (continued)

Sales of vehicles (automobiles, e-scooters) (continued)

Exchange of used automobiles

The Group receives used automobiles from certain customers in exchange for the new automobiles. The fair value of such non-cash consideration received from the customers is used as part of consideration and will be offset with the transaction price of new automobiles and measured when the Group obtains control of the used automobiles.

The Group estimates the fair value of the non-cash consideration by reference to its market price. If the fair value cannot be reasonably estimated, the non-cash consideration is measured indirectly by reference to the stand-alone selling price of the used automobiles sold by the Group.

Sale of merchandise (automobiles, smartphones)

Proceeds from sales of trading automobiles and smartphones are recognized in revenue upon transfer of control of the merchandise to the customer and the related merchandise carrying value in inventory is recognized in cost of sales.

Under contracts for sale of smartphones, the customer has the right to return defect products for cash refund. The Group uses the most likely amount method to estimate the variable consideration arising from rights of return. As of the reporting date, management assesses that the right of return is unlikely to be exercised by the customers and thus no corresponding adjustments for right of return is recognised in the consolidated financial statements.

Sales of spare parts and components

Proceeds from sales of spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the good is transferred to the distributor or the customer, usually upon the delivery of the spare parts and components.

Rendering of services

Revenue from rendering of maintenance services is recognized over time based on the level of work completion as the outcome of all contracts can be reasonably ascertained.

Contract balances under ASC 606

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Revenue recognition (continued)

Contract balances under ASC 606 (continued)

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

d)	Warranty provisions

The Group provides a standard manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency, and average costs of claims. Warranty cost is recorded as a component of cost of sales in the consolidated statement of operations. The Group re-evaluates the adequacy of the warranty accrual on a regular basis.

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs.

As the Group only commenced volume production of VinFast cars in June 2019, management’s experience with warranty claims regarding vehicles or estimating warranty reserves is limited. The Group could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its financial condition, results of operations, and prospects.

As of December 31, 2021 and September 30, 2022, the portion of the warranty reserve expected to be incurred within the next 12 months is included in other current liabilities, while the remaining balance is included in other non-current liabilities on the consolidated balance sheets.

Accrued warranty activities consisted of the following:

	For the nine months ended on September 30, 2021	For the nine months ended on September 30, 2022	For the nine months ended on September 30, 2022
	VND million	VND million	USD

Accrued warranty at beginning of the period	428,046	335,469	14,036,360
Changes in the liability for accruals related to pre-existing warranty (including adjustments related to changes in estimates)	(211,399)	(7,249)	(303,305)
Provision for warranty (i)	111,740	549,401	22,987,490
Utilized	(43,021)	(90,708)	(3,795,314)

Accrued warranty at ending of the period	285,366	786,913	32,925,231

Including: Accrued warranty, current	157,942	226,792	9,489,206
Accrued warranty, non-current	127,424	560,121	23,436,025

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Warranty provisions (continued)

(i)

The estimated impact of extension warranty period for cars sold before December 31, 2021 as disclosed in the unaudited interim condensed consolidated statements of shareholders’ equity is VND357 billion (USD14,937,238) and was recorded in selling and distribution costs for the nine months ended September 30, 2022.

e)	Impairment of long-lived assets

The Group evaluates its long-lived assets, including fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.

f)	Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments include cash and cash equivalents, trade receivables, certain other receivables, short-term derivative assets, other investments, long-term derivative assets, amounts due from related parties, certain other non-current assets, accounts payable, accruals, short-term derivative liabilities, short-term loans, long-term borrowings, long-term derivative liabilities, amounts due to related parties, and certain other current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of long-term borrowings approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

g)	Convenience Translation

Translations of balances in the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statement of operations, unaudited interim condensed consolidated statement of other comprehensive loss, unaudited interim condensed consolidated statements of shareholders’ equity, unaudited interim condensed consolidated statement of cash flows and the related notes from VND into USD as of and for the nine months ended September 30, 2022 are solely for the convenience of the reader and were calculated at the rate of USD1.00 = VND23,900, representing the selling rate of reference

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Convenience Translation (continued)

Exchange Rate quoted by the State Bank of Vietnam Operations Centre as of September 30, 2022. No representation is made that the VND amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2022, or at any other rate.

h)	Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with accounting standards update, which delays the adoption of these accounting standards until they would apply to private companies.

ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this Update address diversity and inconsistency related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination. The amendments in this Update require that an acquirer recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers.

The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application.

The amendments are not expected to have a material impact on the Group.

ASU 2020-10, Codification Improvements

In October 2020, FASB issued ASU 2020-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities.

The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments in this Update is permitted for public business entities for any annual or interim period for which financial statements have not been issued. For all other entities, early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date.

The amendments are not expected to have a material impact on the Group.

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	CONCENTRATION OF RISKS

The Group is exposed to market risk and liquidity risk. Management reviews and agrees policies for managing each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The management focuses on two types of market risk, i.e., interest rate risk and currency risk. Financial instruments affected by market risks include loans and borrowings, corporate bonds, financial assets and financial liabilities at fair value through profit or loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates. To manage this, the Group enters into interest rate swaps for loan contracts, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign currency rates relate primarily to the Group’s operating activities (when revenues or expenses are denominated in a different currency from the Group’s functional currency) and the Group’s borrowings in foreign currency. To manage this, the Group enters into foreign exchange rate swap and forward foreign exchange for loan contracts.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and corporate bonds. The Group has managed this liquidity risk by arranging for long-term credit facilities with the banks, or issuing long-term corporate bonds, to ensure that the loans and bonds will be repaid after the Group has completed and put into commercial operations its projects. The Group determines the liquidity risk based on terms of contracts. For accruals and other liabilities, the Group uses its judgement to determine the appropriate level of liquidity risk exposed to these liabilities.

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	INVENTORIES, NET

The classification of inventory balance as of each financial reporting date is as follows:

	At lower of cost and net realizable value
	As of December 31, 2021	As of September 30, 2022	As of September 30, 2022
	VND million	VND million	USD

Raw materials	3,680,579	6,986,297	292,313,699
Good in transit	698,765	1,690,444	70,729,874
Finished goods, including service parts	1,347,383	1,311,099	54,857,699
Work in progress	730,311	2,299,126	96,197,741
Merchandises	71,570	46,344	1,939,079
Tools and spare parts	155,077	180,871	7,567,824

TOTAL	6,683,685	12,514,181	523,605,916

Inventory is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal and transportation.

5.	INTANGIBLE ASSETS, NET AND GOODWILL

	As of December 31, 2021			As of September 30, 2022
	Cost	Accumulated amortization	Net carrying value	Cost	Accumulated amortization	Net carrying value	Net carrying value
	VND million	VND million	VND million	VND million	VND million	VND million	USD

Finite-lived intangible assets:
License (i)	3,690,720	(1,572,093)	2,118,627	3,690,720	(3,541,534)	149,186	6,242,094
Software	1,425,613	(393,426)	1,032,020	1,689,521	(560,900)	1,128,621	47,222,636
Others	17,176	(4,401)	12,941	17,176	(7,918)	9,258	387,348

Total	5,133,509	(1,969,920)	3,163,588	5,397,417	(4,110,352)	1,287,065	53,852,078

(i)

As a result of the ICE phasing-out event, the useful lives of these licenses have been shortened, resulting in incremental amortization expenses of VND1,555 billion (USD 65,061,889), equivalent to incremental loss per share (basic and diluted) of VND645 (USD 0.03), for the nine months ended September 30, 2022.

The Group recorded amortization expenses of VND2,141,071 million (USD89,584,561) and VND544,935 million for the nine months ended September 30, 2022 and 2021, respectively.

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	INTANGIBLE ASSETS, NET AND GOODWILL (continued)

Impairment testing of goodwill of the Group

Allocation of goodwill

Goodwill has been allocated to the Group’s reporting units that are expected to benefit from the synergies of the combination. The reporting units are identified according to main product lines as follows:

Reporting unit	Goodwill allocated
	As of December 31, 2021	As of September 30, 2022	As of September 30, 2022
	VND million	VND million	USD

Automotive	262,252	262,252	10,972,887
E-scooter	9,951	9,951	416,356

Total	272,203	272,203	11,389,243

There were no accumulated impairment losses as of September 30, 2022 and December 31, 2021.

The reporting unit of Automotive is one level below the Automobiles operating segment, whereas the E-scooter reporting unit and E-scooter operating segment are at the same level. The Group does not aggregate any reporting units for the purpose of testing goodwill for impairment.

Testing impairment for automotive reporting unit

The Group is required to test its goodwill for impairment annually and more frequently if indicators of impairment exist. As of September 30, 2022, the Group has determined that an indicator of impairment for the Automotive reporting unit existed. Accordingly, a quantitative goodwill impairment test was performed for the Automotive reporting unit.

For the purpose of fair value measurement, the current use of the assets is considered as the highest and best use. Accordingly, fair value is calculated using cash flow projections from financial budgets approved by management covering the period from the reporting dates to the end of next five financial years; and extrapolated using a steady growth rate (terminal growth rate) of 3% (in 2021: 3%). The after-tax discount rate applied to cash flow projections is 15% (2021: 16%). As a result of this analysis, the estimated fair value of the automotive reporting unit is substantially in excess of their carrying values. Therefore, management did not identify impairment for goodwill allocated to this reporting unit.

Management has made key assumptions and estimate about the future cash flows. The Group’s business is subject to certain risks and uncertainties that may lead to failure to implement the Group’s business plans; including managing changes in market condition outside of our control and realization of selling price and volume in the future. As a result, a significant reduction in projected cash flow would result in an impairment of goodwill.

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	INTEREST-BEARING LOANS AND BORROWINGS

		As of December 31, 2021	As of September 30, 2022
	Note	VND million	VND million	USD
Short-term
Loans from banks	6.1	974,542	6,108,278	255,576,485
Current portion of long-term loans	6.2	4,963,207	8,980,834	375,767,113
Current portion of domestic bonds	6.3	9,888,902	9,976,930	417,444,774

TOTAL		15,826,651	25,066,042	1,048,788,372

Long-term
Loans from banks	6.2	26,412,665	20,718,855	866,897,699
Domestic bonds	6.3	4,930,484	13,767,326	576,038,726

TOTAL		31,343,149	34,486,181	1,442,936,425

6.1	Short-term loans from banks

Details of the short-term loans from banks of the Group as of September 30, 2022 were as follows:

Bank	As of September 30, 2022	As of September 30, 2022	Maturity	Collateral
	VND million	USD

Vietnam Prosperity Joint—Stock Commercial Bank	1,880,941	78,700,460	From December 2022 to February 2023	Sharing collateral with a group of affiliates guaranteed by Vingroup
Vietnam Technological and Commercial Joint Stock Bank	1,538,321	64,364,895	From January to August 2023	Payment Guarantee from the ultimate parent company
Saigon – Hanoi Commercial Joint Stock Bank	982,538	41,110,377	From October to December 2022	Certain shares of an affiliate of the Group held by the ultimate parent company
Vietnam Investment and Development Joint Stock Bank – Ha Thanh Branch	758,939	31,754,770	From December 2022 to January 2023	Certain shares of an affiliate of the Group held by the ultimate parent company
Vietnam Investment and Development Joint Stock Bank – Quang Trung Branch	530,972	22,216,402	From December 2022 to January 2023	Certain shares of an affiliate of the Group held by the ultimate parent company
Joint Stock Commercial Bank for Foreign Trade of Vietnam	416,567	17,429,581	From December 2022 to January 2023	Certain inventories of the Group

TOTAL	6,108,278	255,576,485

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

6.1	Short-term loans from banks (continued)

Short-term bank loans of the Group have interest rates for nine months ended 30 September 2022 ranging from 3.1% to 9.3% per annum.

6.2	Long-term loans from banks

Details of long-term borrowings as of September 30, 2022 were as follows:

Lenders	As of September 30, 2022		Maturity date	Collateral
	VND million	USD (Convenience Translation)

Foreign syndicated loan No.1	15,435,212	645,824,770	From March 2023 to September 2030	(i)
In which: current portion	2,142,996	89,665,105

Foreign syndicated loan No.2	6,180,220	258,586,611	From November 2022 to November 2024	(i)
In which: current portion	1,109,723	46,431,925

Foreign syndicated loan No.3	5,705,115	238,707,741	From October 2022 to April 2023	(i)
In which: current portion	5,705,115	238,707,741

Foreign syndicated loan No.4	2,316,294	96,916,067	From December 2023 to December 2026	(i)
In which: current portion	—	—

Domestic syndicated loan	62,848	2,629,623	From December 2022 to December 2024	(i)
In which: current portion	23,000	962,342

TOTAL	29,699,689	1,242,664,812

In which:
Non-current portion	20,718,855	866,897,699
Current portion	8,980,834	375,767,113

(i)	As of September 30, 2022 and December 31, 2021, these long-term loans were secured by:

•

Property, plant and equipment, the Debt Service Reserve Account at the offshore account management banks, the Revenue Account at a commercial bank with outstanding balance and accumulated other related benefits arising from such account; and

•	Certain shares of an affiliate held by the ultimate parent company.

As of the quarterly testing date on September 30, 2022, the Group’s collateral cover ratio was less than the required ratio specified in certain borrowing agreements with outstanding balance amounting to VND29,636,841 million (USD1,240,035,188).

The Group subsequently restored the collateral cover ratio by adding additional assets into the collateral pursuant to the contractual agreements. By the date of the interim condensed consolidated financial statements, the Group is in progress of completing administrative procedures with the relevant regulatory bodies to register the additional collaterals. Accordingly, VND20,679,007 million (USD865,230,418) under these borrowing agreements continued to be classified as non-current liabilities as of September 30, 2022.

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

6.2	Long-term loans from banks (continued)

Details of interest rate during the nine months ended September 30, 2022 of borrowings as follows:

Loans and borrowings	Currency	Interest rate applicable during the nine months ended September 30, 2022

Secured loans	VND	Floating interest rate 10% per annum
Secured loans without swap contract	USD	Floating interest rate, from 0.91% to 6.99% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction rate) under swap contracts (Note 11)	USD	Fixed interest rate under swap contract from 4.1% to 9.15% per annum

6.3	Domestic bonds

The balance as of September 30, 2022 includes bonds arranged by a third counterparty:

•

The bonds will be due in November and December 2022, with a total issuance amount of VND10,000 billion. The remaining principal balance of the bonds is worth VND9,976 billion (USD417,405,858) (net of issuance costs) as of September 30, 2022. These bonds are unsecured, and bear interest at the rate of 10% per annum for the first year. In the following years, the interest rate is determined by the 4% marginal interest rate and 12-month interest (paid-in-arrears) saving rate for individuals of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank. The bonds are guaranteed by the ultimate parent company;

•

The bonds will be due in December 2024 with a total issuance value of VND11,500 billion. The remaining principal balance of the bonds is worth VND11,371 billion (USD475,774,059) (net of issuance costs) as of September 30, 2022. These bonds are secured by shares of an affiliate held by the ultimate parent company, and bear interest at the rate from 9% to 9.25% for the first year. In the following years, the interest rate is determined by the 3.8% to 3.9% marginal interest rates and 12-month interest (paid-in-arrears) saving rate for individuals of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank. The Group has received a guarantee (irrevocable and unconditional) for all payment obligations related to this bond from the ultimate parent company;

•

The bonds being due in May 2025 with a total issuance amount of VND2,000 billion. The remaining principal balance of the bonds is VND1,973 billion (USD82,552,301) (net of issuance costs). The bonds are secured by shares of an affiliate in the Group held by the ultimate parent company, and bear interest at the rates of 9.26% for the first year. In the following years, the interest rate is determined by a 3.9% marginal interest rates and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank. The Group has received a guarantee (irrevocable and unconditional) from Vingroup JSC for entire repayment obligations relating to the bonds;

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

6.3	Domestic bonds (continued)

•

The bonds being due in September 2025 with a total expected issuance amount of VND1,200 billion, of which the Group received a disbursement of VND423 billion (USD17,698,745). The bonds are secured by shares of the ultimate parent company, and bear interest at the rates of 10.42% for the first year. In the following years, the interest rate is determined by a 5% marginal interest rates and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank. The bonds are guaranteed by the ultimate parent company.

7.	DEPOSITS AND DOWN PAYMENT FROM CUSTOMERS

This represents deposits and down payment received in advance from customers for sales of automobiles, escooters and service parts, which included VND481 billion (USD20,125,523) of refundable deposit liabilities and VND965 billion (USD40,376,569) of contract liabilities. Revenue recognized in the nine months ended September 30, 2022 from these contract liabilities at beginning of the year amounted to approximately VND1,765 billion.

8.	LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the nine months ended September 30, 2022 and September 30, 2021. Details are as below:

	For the nine months ended September 30,
	2021	2022	2022
	VND million	VND million	USD

Net loss attributable to controlling interests	(17,980,117)	(34,498,057)	(1,443,433,339)

Net loss attributable to controlling interests adjusted for the effect of dilution	(17,980,117)	(34,498,057)	(1,443,433,339)

		Unit: Shares
	For the nine months ended September 30,
	2021	2022

Weighted average number of ordinary shares for basic earnings per share	1,492,279,412	2,411,764,800

Weighted average number of ordinary shares adjusted for the effect of dilution	1,492,279,412	2,411,764,800

	For the nine months ended September 30,
	2021	2022	2022
	VND	VND	USD
Basic loss per share	(12,049)	(14,304)	(0.6)
Diluted loss per share	(12,049)	(14,304)	(0.6)

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	LOSS PER SHARE (continued)

In January 2022, the Company effected a 100-for-one split of ordinary shares. All shares and per share amounts presented in the interim condensed consolidated financial statements have been revised on a retroactive basis to give effect to the share split.

9.	RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had significant transactions during the nine months ended September 30, 2022 and 2021 presented are as follows:

Related parties	Relationship with the Company
Pham Nhat Vuong	Member of the Board of Directors
Vingroup JSC	Parent Company
VIG	Shareholder
Vantix Technology Solutions and Services JSC (“Vantix JSC”)	Entity under common control
VinES	Entity under common control
Vinbus Ecology Transport Services LLC	Entity under common control
Vincom Retail JSC	Entity under common control
Vincom Retail Operation JSC	Entity under common control
VIN3S JSC	Entity under common control
Vinhomes Industrial Zone JSC (“VHIZ JSC”)	Entity under common control
Vinhomes JSC	Entity under common control
Vinpearl JSC	Entity under common control
Vinsmart Research and Manufacture JSC	Entity under common control
VinFast Lithium Battery Pack LLC	Joint venture (until December 3, 2021)

Significant transactions with related parties during the nine months ended September 30, 2022 and 2021 were as follows:

		Currency: VND million

		For the nine months ended September 30,
		2021	2022
Related party	Transactions	VND million	VND million	USD

Vingroup JSC	Borrowings	20,367,140	27,902,483	1,167,467,908
	Borrowings (converted from the Group’s consideration payable to Vingroup JSC for acquisition of Vingroup Investment Vietnam JSC)	4,693,380	—	—
	Capital contribution in cash (Note 12 (i))	2,515,000	6,000,000	251,046,025
	Issuance of DPS2 (Note 12 (ii))	—	13,995,359	585,579,874
	Interest payable	670,322	1,506,268	63,023,766
	Payable due to the acquisition of VinFast Vietnam by VinFast Auto	25,782,160	—	—

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	RELATED PARTY TRANSACTIONS (continued)

		Currency: VND million

		For the nine months ended September 30,
		2021	2022
Related party	Transactions	VND million	VND million	USD

VIG	Payable due to the acquisition of VinFast Vietnam by VinFast Auto	24,208,340	—	—
	Capital contribution in cash	2,000,394	—	—
	Cash received in advance for disposal of ICE assets (inclusive of VAT receivable)	—	2,000,000	83,682,008
	Disposal of a portion of ICE assets	—	444,690	18,606,276

Pham Nhat Vuong	Capital contribution in cash	243,963	—	—
	Sponsorship contribution—accounted for as deemed contribution (Note 1 (i))	—	350,000	14,644,351

Vinhomes JSC	Cash received from selling car vouchers	1,919,160	5,345,953	223,680,042

Vinpearl JSC	Loans	4,353,000	500,000	20,920,502
	Interest receivable	189,320	59,980	2,509,623
	Purchase of hospitality vouchers	157,059	—	—
	Advance to buy voucher	—	350,000	14,644,351

Vinsmart Research and Manufacture JSC	Loans	1,227,000	—	—
	Transfer of investments	629,906	—	—
	Purchase of smartphones	799,460	—	—
	Purchase of machinery and equipment, tools, materials and goods	256,654	3,026,890	126,648,117

VHIZ JSC	Contractual profit sharing under business investment and cooperation contract	252,000	56,000	2,343,096
	Interest payable	—	832,695	34,840,795

Vincom Retail JSC	Borrowings	—	2,490,000	104,184,100

Vinbus Ecology Transport Services LLC	Revenue from sale of electric buses	108,192	674,948	28,240,502

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	RELATED PARTY TRANSACTIONS (continued)

Significant transactions with related parties during the period ended September 30, 2022 and 2021 were as follows (continued):

		For the year ended September 30,
Related party	Transaction	2021	2022
		VND million	VND million	USD
VIN3S JSC	Purchase of information technology services	52,111	268,005	11,213,604

Vantix JSC	Receivable of advance due to cancellation of contract	—	234,807	9,824,567

Vincom Retail Operation JSC	Borrowing	—	2,950,000	123,430,962

VinES	Sale of battery parts and finished batteries	—	890,050	37,240,586
	Transfer battery production facilities	—	1,873,160	78,374,895

According to the Business Cooperation Contract (“BCC”) and related appendices signed between the VinFast Vietnam and VHIZ JSC, VHIZ JSC contributed an amount of VND17,005 billion to the VinFast Vietnam for the transfer of assets of certain component projects (mainly land and structures, factories and infrastructure associated on the land of the VinFast Automotive Manufacturing Complex project in Hai Phong) to VHIZ JSC and would earn a yield of VinFast Vietnam’s total revenue. The yield applicable for period from August 2020 to December 2020 is 2% of VinFast Vietnam’s total revenue but not less than VND22,000 million per month, and for period from January 2021 to February 2022 is 1.5% of VinFast Vietnam’s total revenue but not less than VND28,000 million per month while awaiting completion of legal procedures for project handover. In February 2022, the VinFast Vietnam completed the transfer of the component projects to VHIZ JSC with total consideration of VND16,036 billion. At the same time, the VinFast Vietnam also signed a long-term lease contract (45 years) to lease back majority of the transferred assets (except for those in the Supplier Park) from VHIZ JSC (“the Leased-back assets”), to continue production activities of the VinFast Vietnam. The non-leaseback portion of transferred assets was transferred to VHIZ JSC.

While waiting for the legal title of VHIZ JSC to be registered in the land certificate, VinFast Vietnam and VHIZ JSC signed a short-term business cooperation contract (“BCC 2022”) to continue using the Leased-back assets for production and operation until the legal title of the Transferred portion of the project is registered under VHIZ JSC in of the. These legal title registration procedures have been completed in October 2022. The Leased-back assets continue to be recognized as property, plant and equipment of the Group.

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	RELATED PARTY TRANSACTIONS (continued)

Amounts due to and from related parties as of September 30, 2022 and December 31, 2021:

	As of December 31, 2021	As of September 30, 2022
	VND million	VND million	USD
Amounts due from related parties
Short-term loans, advance to and receivables from related parties	1,997,181	2,862,483	119,769,163
Short-term loans (Note 9a)	1,563,299	545,400	22,820,084
Short-term advance to and receivables (Note 9c)	433,882	2,317,083	96,949,079
Long-term loans to and receivables	45,950	45,128	1,888,201
Long-term loans (Note 9a)	16,750	—	—
Long-term receivables (Note 9c)	29,200	45,128	1,888,201

Total	2,043,131	2,907,611	121,657,364

Amounts due to related parties
Short-term payables to and borrowings from related parties	56,035,252	76,613,562	3,205,588,362
Short-term payables (Note 9c)	55,740,252	58,950,893	2,466,564,554
Short-term borrowing (Note 9b)	295,000	17,662,669	739,023,808
Long-term payables to related parties	41,142,764	28,748,136	1,202,850,876
Long-term payables (Note 9c)	14,531,172	15,024,636	628,645,855
Long-term borrowing (Note 9b)	26,611,592	13,723,500	574,205,021

Total	97,178,016	105,361,698	4,408,439,238

a)	Detail of loans to related parties:

	As of December 31, 2021	As of September 30, 2022
	VND million	VND million	USD

Short-term loans to related parties
Vinpearl JSC	1,500,400	545,400	22,820,084
Vinsmart Research and Manufacture JSC	62,899	—	—

Total	1,563,299	545,400	22,820,084

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	RELATED PARTY TRANSACTIONS (continued)

b)	Detail of borrowings from related parties:

	As of December 31, 2021	As of September 30, 2022
	VND million	VND million	USD

Short-term borrowing from related parties
Vincom Retail JSC	295,000	—	—
Vingroup JSC	—	17,162,669	718,103,305
Vinpearl JSC	—	500,000	20,920,503

Total	295,000	17,662,669	739,023,808

Long-term borrowing from related parties
Vingroup JSC	24,262,930	13,723,500	574,205,021
Vinhomes JSC	2,348,662	—	—

Total	26,611,592	13,723,500	574,205,021

c)	Detail of other balance due from and due to related parties:

	As of December 31, 2021	As of September 30, 2022
	VND million	VND million	USD

Amount due from related parties
VinFast Lithium Battery Pack LLC	45,061	52,421	2,193,347
Vinsmart Research and Manufacture JSC	95,989	1,172	49,038
Vinpearl JSC	264,660	562,993	23,556,192
VinES	3,715	1,439,076	60,212,385
Vantix JSC	—	237,265	9,927,406
Others	53,657	69,284	2,898,912

Total	463,082	2,362,211	98,837,280

	As of December 31, 2021	As of September 30, 2022
	VND million	VND million	USD

Amount due to related parties
Vingroup JSC	26,741,848	28,388,711	1,187,812,176
VHIZ JSC	17,067,340	14,421,789	603,422,134
Vinhomes JSC	1,517,342	4,122,584	172,493,054
Vinsmart Research and Manufacture JSC	548,639	2,140,117	89,544,644
VIG	24,208,340	24,308,627	1,017,097,364
VinES	17,466	386,188	16,158,494
Vin3S JSC	64,737	86,843	3,633,598
Others	105,712	120,670	5,048,945

Total	70,271,424	73,975,529	3,095,210,409

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	SEGMENT REPORTING

The Company has three reportable segments, namely Automobiles, E-scooter, Spare parts & Aftermarket services. The Automobiles segment includes the design, development, manufacturing and sales of cars and electric buses. The E-scooter segment includes the design, development, manufacturing and sales of e-scooters. The sales of spare parts and rendering of aftermarket services for automobiles and e-scooters are included in the Spare parts & Aftermarket services segment.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “All other”. The “All other” category mainly includes sales from trading smartphones and leasing activities.

Information about segments presented was as follows:

For the nine months ended September 30, 2022:

				Currency: VND million

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total

Revenues	7,774,044	1,052,026	1,623,396	51,006	—	10,500,472
Cost of sales	(15,900,308)	(1,631,049)	(1,453,486)	(92,937)	—	(19,077,780)
Gross profit/(loss)	(8,126,264)	(579,023)	169,910	(41,931)	—	(8,577,308)
Operating expenses	(16,967,326)	(484,446)	—	—	(3,407,446)	(20,859,218)
Operating profit/(loss)	(25,093,590)	(1,063,469)	169,910	(41,931)	(3,407,446)	(29,436,526)

For the nine-month period ended September 30, 2021:

				Currency: VND million

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total

Revenues	9,402,813	376,511	431,187	967,375	—	11,177,886
Cost of sales	(15,457,343)	(923,295)	(310,773)	(975,436)	—	(17,666,847)
Gross loss	(6,054,530)	(546,784)	120,414	(8,061)	—	(6,488,961)
Operating expenses	(6,315,360)	(319,273)	—	—	(888,932)	(7,523,565)
Operating loss	(12,369,890)	(866,057)	120,414	(8,061)	(888,932)	(14,012,526)

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	SEGMENT REPORTING (continued)

For the nine months ended September 30, 2022:

				Currency: USD

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total

Revenues	325,273,796	44,017,824	67,924,550	2,134,142	—	439,350,312
Cost of sales	(665,284,857)	(68,244,728)	(60,815,330)	(3,888,577)	—	(798,233,492)
Gross profit/(loss)	(340,011,061)	(24,226,904)	7,109,220	(1,754,435)	—	(358,883,180)
Operating expenses	(709,929,959)	(20,269,707)	—	—	(142,570,997)	(872,770,663)
Operating profit/(loss)	(1,049,941,020)	(44,496,611)	7,109,220	(1,754,435)	(142,570,997)	(1,231,653,843)

(*)

Unallocated expenses are mainly related to general and corporate administrative costs such as wages and salaries for employees responsible for general corporate functions, including accounting, finance, tax, legal and human relations; technology-related fees; depreciation and amortization of fixed assets used for administration purpose; professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the chief operating decision maker as part of segment performance.

The following table presents revenues by geographic area based on the sales location of the products:

	As of September 30, 2021	As of September 30, 2022
	VND million	VND million	USD
Vietnam	10,284,503	10,500,472	439,350,312
United States	893,383	—	—

Total	11,177,886	10,500,472	439,350,312

The following table presents revenues earned from external customers for each group of similar products and services:

	As of September 30, 2021	As of September 30, 2022
	VND million	VND million	USD

Sales of ICE vehicles	9,294,622	6,408,541	268,139,779
Sales of e-cars	—	690,555	28,893,515
Sales of e-buses	108,191	674,948	28,240,502
Sales of e-scooters	376,511	1,052,026	44,017,824
Sale of spare parts	356,717	1,463,614	61,239,100
Sale of smartphones	893,383	—	—
Rendering of aftermarket services	74,470	159,782	6,685,450
Revenue from leasing activities	73,992	51,006	2,134,142

Total revenue	11,177,886	10,500,472	439,350,312

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	FAIR VALUE HIERARCHY

A.	Fair value of financial instruments that are carried at fair value

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows:

	December 31, 2021
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million

Financial assets:
Financial assets at fair value through profit or loss
—Long-term derivative asset—cross-currency interest rate swaps contract (i)	—	—	5,291	5,291

At December 31, 2021	—	—	5,291	5,291

Financial liabilities:
Financial liability at fair value through profit or loss
—Derivative liabilities—cross-currency interest rate swaps contract (i)	—	—	2,003,184	2,003,184
In which:
Non-current portion	—	—	891,711	891,711
Current portion	—	—	1,111,473	1,111,473

At December 31, 2021	—	—	2,003,184	2,003,184

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows (continued):

	September 30, 2022
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million	USD

Financial assets:
Financial assets at fair value through profit or loss
—Derivative assets – cross-currency interest rate swaps contract (i)	—	—	1,406,081	1,406,081	58,831,858
In which:
Non-current portion	—	—	833,194	833,194	34,861,694
Current portion	—	—	572,887	572,887	23,970,164

At September 30, 2022	—	—	1,406,081	1,406,081	58,831,858

Financial liabilities:
Financial liability at fair value through profit or loss
—Financial liabilities in respect of DPS2 (Note 12 (ii))	—	—	15,336,249	15,336,249	641,684,053

At September 30, 2022	—	—	15,336,249	15,336,249	641,684,053

Reconciliations of significant liabilities categorized within Level 3 under the fair value hierarchy are as follow:

	January 1, 2021	Net change in unrealized fair value recognized in consolidated statements of operations	September 30, 2021
	VND million	VND million	VND million

Financial assets:
Financial assets at fair value through profit or loss
—Long-term derivative asset – cross-currency interest rate swaps contract (i)	309,524	(309,524)	—

Financial liabilities:
Financial liability at fair value through profit or loss
—Derivative liabilities – cross-currency interest rate swaps contract (i)	1,643,510	647,510	2,291,020
In which:
Non-current portion	803,691	324,778	1,128,469
Current portion	839,819	322,732	1,162,551

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant liabilities categorized within Level 3 under the fair value hierarchy are as follow (continued):

	January 1, 2022	Initial recognition	Net change in unrealized fair value recognized in consolidated statements of operations	September 30, 2022	September 30, 2022
	VND million	VND million	VND million	VND million	USD

Financial assets:
Financial assets at fair value through profit or loss
—Derivative asset—cross-currency interest rate swaps contract (i)	5,291	—	1,400,790	1,406,081	58,831,858
In which:
Non-current portion	5,291	—	827,903	833,194	34,861,694
Current portion	—	—	572,887	572,887	23,970,164

Financial liabilities:
Financial liability at fair value through profit or loss
—Financial liabilities in respect of DPS2 (Note 12 (ii))	—	13,995,359	1,340,890	15,336,249	641,684,053
—Derivative liabilities – cross-currency interest rate swaps contract (i)	2,003,184	—	(2,003,184)	—	—
In which:
Non-current portion	891,711	—	14,444,538	15,336,249	641,684,053
Current portion	1,111,473	—	(1,111,473)	—	—

(i)

The Group entered into non-transferable cross-currency interest rate swap (“CCIRS”) contracts with financial institutions for syndicated loans No.1, No.2, and No.3. Under the terms of the CCIRS contracts, the Group will receive floating interests based on outstanding USD notional amount every interest payment date, and in turn will pay fixed interest for such loans based on the outstanding VND notional amount. In addition, at each principal repayment date, the Group will pay a fixed amount in VND based on the USD-VND exchange rate for such loans at inception of the CCIRS for receiving notional amount in USD with the financial institutions. The outstanding notional amounts of the Group’s derivative instruments were maximum equal the carrying value of syndicated loans No. 1, No. 2 and No. 3 as disclosed in Note 6.

As of September 30, 2022, the total net amount of fair value of the CCIRS derivative liabilities and derivative assets were VND1,406 billion (USD58,828,452) (as of December 31, 2021: VND1,998 billion). The Group opted not to designate the CCIRS under hedge accounting therefore, the whole fair value change was charged to the consolidated statement of operations. Net change in fair value of CCIRS derivative instruments for 2021 was recorded as net loss on financial instruments at fair value through profit or loss in the consolidated statement of operations

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	FAIR VALUE HIERARCHY (continued)

B.	Valuation processes

Valuation methods and assumptions

The following methods and assumptions were used for the estimation of recurring fair value measurements categorized within Level 1 and Level 3 of the fair value hierarchy:

•	The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy as of September 30, 2022 are shown below:

Item	Valuation technique	Valuation date	Significant unobservable inputs	Rate (%/annum)

CCIRS contract of the loan No.1	Discounted Cash Flow (“DCF”)	December 31, 2021	Interpolated LIBOR for subsequent years	0.18 – 1.19
		September 30, 2022	Interpolated LIBOR for subsequent years	4.22 – 4.55

CCIRS contract of the loan No.2	DCF	December 31, 2021	Interpolated LIBOR for subsequent years	0.11 – 1.13
		September 30, 2022	Interpolated LIBOR for subsequent years	3.58 – 4.56

CCIRS contract of the loan No.3	DCF	December 31, 2021	Interpolated LIBOR for subsequent years	0.03 – 0.68
		September 30, 2022	Interpolated LIBOR for subsequent years	3.18 – 4.26

Financial liabilities in respect of DPS2	Binominal option pricing model – Lattice model and DCF	September 30, 2022	Credit spread of the Company (ii)	12.5
Probability of expected events & expected exercise date
			Fair value of the ordinary shares ($) (i)	5
			Dividend yield ($) (ii)	0
			Volatility (ii)	76%—83%

(i)

The fair value of ordinary shares is estimated based on DCF method. Because there has been no public market for ordinary shares, the Company with the assistance of an independent third party valuer has determined the fair value of ordinary shares by considering a number of objective and subjective factors, including, amongst others, operating and financial performance and trends in industry. There is inherent uncertainty in these estimates. $1 increase/decrease in the estimated fair value of ordinary shares would result in an increase/decrease in fair value of the Financial liabilities in respect of DPS2 by VND225.0 billion/VND160.1 billion, respectively.

(ii)

The risk-free rates are estimated based on the curve of USD LIBOR rates, swap rates, future rates as at the valuation date. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The expected volatility at valuation date is estimated based on historical volatilities of comparable companies mirroring the remaining time to respective conversion or maturity date of the EB.

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	FAIR VALUE HIERARCHY (continued)

B.	Valuation processes (continued)

(iii)	Lattice model is applied to back-solve the implied credit spread of the Company at First closing date.

1% increase/decrease in the credit spread of the Company would result in an decrease/increase in fair value of the Financial liabilities in respect of DPS2 by VND150.2 billion/VND152.5 billion, respectively.

12.	DIVIDEND PREFERENCE SHARES

(i)

In March 2022, the General Shareholders of VinFast Vietnam approved the issuance of 600,000,000 dividend preference shares (“DPS1”) to Vingroup JSC, at par value of VND10,000 per share. These preference shares are not entitled to voting rights, with a dividend of 0.01% of the issuance value. VinFast Vietnam has no obligation to repurchase these preference shares at the shareholder’s request. The Shareholders have an optional conversion option to convert the DPS1 to ordinary share of VinFast Vietnam after December 31, 2022 at the fixed rate of 1:1 if IPO event does not occur prior to this date. In September 2022, the General Shareholders of VinFast Vietnam approved the amendment of rights of shareholders of DPS1, in which, shareholders of DPS1 are not entitled to receive any part in the remaining assets of the VinFast Vietnam in case VinFast Vietnam is dissolved or goes through a bankruptcy process. Therefore, the DPS1 was recognized and presented in the Additional paid-in capital of the unaudited interim condensed consolidated statements of shareholders’ equity.

(ii)

On April 29, 2022 and June 4, 2022, the Company and Vingroup JSC entered into Subscription Agreements with certain investors pursuant to which, Vingroup JSC issued to such investors, and such investors subscribed for, USD525 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘First Closing Bonds’) and USD100 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘Second Closing Bonds’), respectively. Both First Closing Bonds and Second Closing Bonds are referred to as the “EB”. Investors of the EB has the right to require Vingroup JSC to redeem the EB upon the occurrence of certain events, including, amongst others, a change of control of the Company, certain qualifying liquidity events occurring or failing to occur on or prior to September 25, 2023, in respect of the Company. The amount payable upon redemption depends on the relevant redemption event, timing and other applicable conditions; in certain instances, the amount payable is the amount which would provide the investors an agreed minimum internal rate of return.

Concurrent with the entry into the EB, the Company entered into a Deed Poll, pursuant to which investors of the EB have the rights to exchange their EB upon the completion of an initial public offering of the Company, for a specified number of ordinary shares in the Company at the exchange rate determined at the time of exchange.

Under the terms of the EB, Vingroup JSC shall use the proceeds from the issuance of the EB (net of fees and expenses incurred in connection with such issuance) to contribute capital into VinFast Vietnam via the issuance of Dividend Preferred Shares (“DPS2”).

In May and June 2022, VinFast Vietnam issued DPS2 amounting to VND11,745.72 billion and VND2,249.64 billion to Vingroup JSC, respectively. The DPS2 are non-voting, non-redeemable and entitled to dividend at specified rates. The DPS2 shall be converted automatically into ordinary shares of VinFast Vietnam at the earlier of the transfer of such DPS2 from Vingroup JSC to the Company and the date falling five years and three months after the issuance date of DPS2.

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	DIVIDEND PREFERENCE SHARES (continued)

In July 2022, the Company entered into a put option agreement with Vingroup JSC, pursuant to which Vingroup JSC will have the right to require the Company to purchase DPS2 on the earlier of Vingroup JSC’s receipt of a notice to redeem the EB or the maturity date of the EB.

The above series of financial instruments and contracts, together with all rights, obligations and features, were treated as a bundle, collectively, the ‘Financial liabilities in respect of DPS2’ and is measured at fair value through profit or loss in the unaudited interim condensed consolidated statements of the Company.

As of September 30, 2022, the fair value of the Financial liabilities in respect of DPS2 was VND15,336 billion (USD641,673,640). Change in fair value of the Financial liabilities in respect of DPS2 was recorded as loss on financial instruments at fair value through profit or loss in the unaudited interim condensed consolidated statement of operations.

13.	ASSETS CLASSIFIED AS HELD FOR SALE

The Group classified certain long-lived assets under the Vehicle segment, as held for sale as of September 30, 2022 due to its plan to dispose of these assets.

	As of December 31, 2021	As of September 30, 2022
	VND million	VND million	USD

Carrying value of assets held for sale
Non-lease back assets relating to the BCC (i)	1,720,604	—	—
Battery pack production facilities (ii)	723,354	—	—
Battery cell production facilities (ii)	—	2,645,404	110,686,360
Assets of Lang Lang Proving Ground (iii)	415,253	373,724	15,636,988

Total	2,859,211	3,019,128	126,323,348

(i)

Under the BCC transaction as disclosed in Note 9, VinFast Vietnam had plan to dispose of a portion of its projects to VHIZ JSC. The disposal subsequently completed in February 2022 and thus the non-lease back assets was derecognized from the unaudited interim condensed financial statements of the Group.

(ii)

According to the framework contract between VinFast Vietnam and VinES JSC, VinFast Vietnam shall transfer to VinES all battery production facilities, including those in battery cell workshop and battery packing workshop. During the nine months ended September 30, 2022, the battery pack production facilities were transferred. The transfer of machinery and equipment of battery cell factory to VinES JSC is expected to be completed before September 2023. For the nine months ended September 30, 2022, the Group recognized a loss of VND39 billion (USD1,631,799) in cost of sales, which was resulted from change in fair value of these assets.

(iii)

In accordance with the Director’s Resolution dated 6 September 2021 of VinFast Australia Pty Ltd, the Group established a plan to dispose of fixed assets of Lang Lang Proving Ground in Australia. As of September 30, 2022, the Group has identified a potential customer and is in the process of negotiation to finalize a sale agreement. The transaction is expected to be completed in 2023, therefore, the criteria

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	ASSETS CLASSIFIED AS HELD FOR SALE (continued)

of assets held-for-sale are satisfied as of September 30, 2022. For the nine months ended September 30, 2022, the Group recognized a loss of VND41 billion (USD1,715,481) in administrative expenses, which was resulted from change in fair value of fixed assets of Lang Lang Proving Ground.

14.	COMMITMENTS AND CONTINGENCIES

Commitments related to the development of the projects and products

The Group has signed contracts relating to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance, direct cost to acquire land, construction of factories, showrooms, charging stations and development of products. The estimated commitment amount of these contracts as at September 30, 2022 was VND19,228 billion (USD804.5 million) (December 31, 2021: VND14,588 billion).

Contingent liabilities related to contract termination penalty

The Group has estimated the compensation expenses deriving from early termination of contracts with suppliers as result of the Group’s ICE phasing-out plan. The Group is in the process of negotiating with suppliers to finalize the compensation expenses. The ultimate resolution of the matter, which is expected to occur within one year, could result in a loss of up to VND366 billion (USD15.3 million) in excess of the amount accrued.

Other commitments

Under the agreement signed between VinFast Vietnam and World Triathlon Corporation, VinFast Vietnam is the Event Title Partner of Ironman World Championship event series. The Group has committed to paying the annual fees until the end of 2025.

Covid-19 pandemic

The Covid-19 pandemic is resulting in an economic slowdown and adversely impacting most businesses and industries. This situation may bring uncertainties and have an impact on the environment in which the Group operates. The Company’s management has continuously monitored ongoing developments and assessed the financial impact in respects of the valuation of assets, provisions, and contingent liabilities, and has used estimates and judgement in respect of various issues as the situation has evolved, using the best information obtained up to the date of this unaudited interim condensed consolidated financial statements.

Although, there has been a trend in many parts of the world of increasing availability and administration of vaccines against COVID-19, as well as an easing of restrictions on social, business, travel and government activities and functions, there are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user’s behaviors, the actions taken by government authorities, almost all of which are beyond the Company’s control. On the other hand, infection rates and regulations continue to fluctuate in various regions and there are ongoing global impacts resulting from the pandemic, including challenges and increases in costs for logistics and supply chains, such as increased port congestion, intermittent supplier delays and a shortfall of semiconductor supply. As a result, certain estimates and assumptions require

VinFast Trading & Investment Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	COMMITMENTS AND CONTINGENCIES (continued)

Covid-19 pandemic (continued)

significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s estimates in future periods.

15.	SUBSEQUENT EVENTS

The subsequent events were evaluated through December 5, 2022, the date of the consolidated financial statements were issued.

Other than the completion of disposal of ICE assets and the changes to battery leasing model as disclosed in Note 1, there is no other matters or circumstances that has arisen since the interim condensed consolidated balance sheet date that requires disclosure in the unaudited interim condensed consolidated financial statements of the Company.

VinFast Trading & Investments Pte. Ltd.

Consolidated financial statements

as of December 31, 2021 and 2020 and for the years then ended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of VinFast Trading & Investments Pte. Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of VinFast Trading & Investments Pte. Ltd. (“VinFast Auto” or “the Company”) as of December 31, 2021, the related consolidated statement of operations, comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2021, and the related notes. We have also audited the accompanying consolidated balance sheet of VinFast Trading and Production JSC (“VinFast Vietnam” or the “Predecessor”) as of December 31, 2020, the related consolidated statement of operations, comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2020, and the related notes. The consolidated financial statements of the Company and VinFast Vietnam are collectively referred to as the “Consolidated Financial Statements”. In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company and VinFast Vietnam as of December 31, 2021 and 2020 respectively, the results of its operations and its cash flows for the years ended December 31, 2021 and 2020 respectively, in conformity with United States of America generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Vietnam Limited

We have served as the Company’s auditor since 2017.

Ho Chi Minh city, Vietnam

June 28, 2022

VinFast Trading & Investments Pte. Ltd.

CONSOLIDATED BALANCE SHEETS

as at December 31, 2021 and 2020

		As of December 31,
		2020	2021	2021
	Notes	VND million	VND million	USD
		VinFast Vietnam	VinFast Auto	VinFast Auto
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	827,742	3,024,916	126,565,523
Trade receivables	5	298,974	428,592	17,932,720
Advances to suppliers	6	2,075,234	6,871,869	287,525,900
Inventories	7	5,352,180	6,683,685	279,652,092
Short-term prepayments and other receivables	8	3,051,216	4,826,879	201,961,464
Short-term derivative asset	20	2,586	—	—
Current net investment in sales-type lease	17	1,012	169	7,071
Short-term amounts due from related parties	21	8,840,517	1,997,181	83,564,059
Assets classified as held for sale	22	—	2,859,211	119,632,259

Total current assets		20,449,461	26,692,502	1,116,841,088

NON-CURRENT ASSETS
Property, plant and equipment, net	9	52,089,665	51,788,345	2,166,876,360
Intangible assets, net	10	4,296,221	3,163,588	132,367,699
Goodwill	10	235,105	272,203	11,389,247
Investment in equity investees	11	237,339	—	—
Other investments	12	11,031,266	—	—
Operating lease right-of-use assets	17	616,533	2,235,169	93,521,715
Finance lease right-of-use assets	17	109,003	96,582	4,041,088
Long-term derivative asset	20	309,524	5,291	221,381
Long-term advances to suppliers	6	2,072,949	656,464	27,467,113
Long-term prepayments		27,536	4,982	208,452
Non-current net investment in sales-type lease	17	383,702	182,304	7,627,782
Long-term amounts due from related parties	21	950,736	45,950	1,922,594
Deferred tax assets	18.2	53,376	50,219	2,101,213
Other non-current assets		43,434	127,857	5,349,665

Total non-current assets		72,456,389	58,628,954	2,453,094,309

TOTAL ASSETS		92,905,850	85,321,456	3,569,935,397

VinFast Trading & Investments Pte. Ltd.

CONSOLIDATED BALANCE SHEETS (continued)

as at December 31, 2021 and 2020

		As of December 31,
		2020	2021	2021
	Notes	VND million	VND million	USD
		VinFast Vietnam	VinFast Auto	VinFast Auto
EQUITY AND LIABILITIES
CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	13	5,806,589	15,826,651	662,202,971
Short-term derivative liabilities	20	839,819	1,111,473	46,505,146
Trade payables		2,733,700	3,188,756	133,420,753
Deposits and down payment from customers	14	559,473	1,317,471	55,124,310
Short-term deferred revenue		4,802	17,338	725,439
Short-term accruals	15	4,063,104	4,119,068	172,345,941
Other current liabilities	16	2,645,799	5,313,963	222,341,548
Current operating lease liabilities	17	216,098	375,293	15,702,636
Amounts due to related parties	21	3,171,372	56,035,252	2,344,571,213

Total current liabilities		20,040,756	87,305,265	3,652,939,957

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	13	46,352,841	31,343,149	1,311,428,828
Long-term derivative liabilities	20	803,691	891,711	37,310,084
Other non-current liabilities	16	373,937	171,290	7,166,946
Non-current operating lease liabilities	17	363,411	1,298,354	54,324,435
Long-term deferred revenue		—	25,945	1,085,565
Deferred tax liabilities	18.2	2,163,885	51,462	2,153,222
Long-term accruals		—	32,714	1,368,787
Amounts due to related parties	21	16,627,237	41,142,764	1,721,454,561

Total non-current liabilities		66,685,002	74,957,389	3,136,292,428

Commitments and contingencies	24
EQUITY
Ordinary shares—VinFast Auto (2,411,764,800 shares issued and outstanding as of December 31, 2021)		—	553,892	23,175,397
Contributed charter capital—VinFast Vietnam		38,707,336	—	—
Accumulated losses		(44,356,242)	(77,416,918)	(3,239,201,590)
Capital reserve—VinFast Vietnam		11,753,160	—	—
Other comprehensive income		45,870	(63,494)	(2,656,653)

Equity attributable to equity holders of the parent		6,150,124	(76,926,520)	(3,218,682,846)
Non-controlling interests		29,968	(14,678)	(614,142)

Total equity/(deficit)		6,180,092	(76,941,198)	(3,219,296,988)

TOTAL EQUITY AND LIABILITIES		92,905,850	85,321,456	3,569,935,397

VinFast Trading & Investments Pte. Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2021 and 2020

		For the year ended December 31,
		2020	2021	2021
	Notes	VND million	VND million	USD
		VinFast Vietnam	VinFast Auto	VinFast Auto
Revenues
Sales of vehicles		11,771,730	13,898,621	581,532,259
Sales of merchandise		1,436,085	1,405,368	58,802,008
Sales of spare parts and components		343,041	538,216	22,519,498
Rendering of services		21,981	96,577	4,040,879
Rental income
Revenue from leasing activities		117,511	89,400	3,740,586

Revenues (*)		13,690,348	16,028,182	670,635,230
Cost of vehicles sold		(18,618,806)	(23,326,953)	(976,023,138)
Cost of merchandise sold		(1,388,820)	(1,398,339)	(58,507,908)
Cost of spare parts and components sold		(234,039)	(437,195)	(18,292,678)
Cost of rendering services		(11,185)	(65,376)	(2,735,397)
Cost of leasing activities		(132,628)	(56,095)	(2,347,071)

Cost of sales		(20,385,478)	(25,283,958)	(1,057,906,192)

Gross loss		(6,695,130)	(9,255,776)	(387,270,962)
Operating expenses:
Research and development costs		(3,929,797)	(9,255,376)	(387,254,226)
Selling and distribution costs		(1,346,577)	(2,203,839)	(92,210,837)
Administrative expenses		(1,206,525)	(2,424,560)	(101,446,025)
Compensation expenses	16	—	(4,340,322)	(181,603,431)
Net other operating (expenses)/income	19.1	(67,487)	412,472	17,258,243

Operating loss		(13,245,516)	(27,067,401)	(1,132,527,238)
Finance income	19.2	248,716	446,139	18,666,904
Finance costs	19.3	(4,553,919)	(4,598,235)	(192,394,770)
Net loss on financial instruments at fair value through profit or loss		(1,494,583)	(1,710,029)	(71,549,331)
Investment gain	19.4	224,798	956,588	40,024,603
Share of losses from equity investees	11	(41,973)	(36,786)	(1,539,163)

Loss before income tax expense		(18,862,477)	(32,009,724)	(1,339,318,995)
Tax expense	18	(87,766)	(209,237)	(8,754,686)

Net loss for the year		(18,950,243)	(32,218,961)	(1,348,073,681)

Net loss attributable to non-controlling interests		(358)	(35,234)	(1,474,226)

Net loss attributable to controlling interest		(18,949,885)	(32,183,727)	(1,346,599,455)

(*) Including sales to related parties in 2020 and 2021 of VND56,426 million (USD2,360,921) and VND516,546 million (USD21,612,803), respectively.

VinFast Trading & Investments Pte. Ltd.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE LOSS

for the years ended December 31, 2021 and 2020

		For the year ended December 31,
		2020	2021	2021
	Notes	VND million	VND million	USD
		VinFast Vietnam	VinFast Auto	VinFast Auto
Net loss for the year		(18,950,243)	(32,218,961)	(1,348,073,681)
Other comprehensive income
Other comprehensive income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		41,919	(102,084)	(4,271,297)

Net other comprehensive income/(loss) that will be reclassified to profit or loss in subsequent periods		41,919	(102,084)	(4,271,297)

Total comprehensive loss for the year, net of tax		(18,908,324)	(32,321,045)	(1,352,344,978)

Net loss attributable to non-controlling interests		(358)	(35,234)	(1,474,226)

Comprehensive loss attributable to controlling interest		(18,907,966)	(32,285,811)	(1,350,870,752)

		VND	VND	USD
Net loss per share attributable to ordinary shareholders
Basic and diluted	19.5	N/A	(19,432)	(0.81)
Weighted average number of shares used in loss per share computation
Basic and diluted		N/A	1,656,188,563	1,656,188,563

VinFast Trading & Investments Pte. Ltd.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the years ended December 31, 2021 and 2020

					Currency: VND million
	Contributed charter capital	Accumulated losses	Capital reserve	Other comprehensive income	Non-controlling interests	Total equity
As of January 1, 2020	25,115,606	(25,396,183)	259,632	3,951	1,780	(15,214)
Net loss for the year	—	(18,949,885)	—	—	(358)	(18,950,243)
Foreign currency translation adjustment	—	—	—	41,919	—	41,919

Total comprehensive (loss)/income	25,115,606	(44,346,068)	259,632	45,870	1,422	(18,923,538)

Additional capital contribution from the owners	12,500,000	—	—	—	1,000	12,501,000
Increase due to merger with an entity under common control	1,091,730	(2,234)	7,754,407	—	—	8,843,903
Deemed contribution from owners	—	—	3,739,121	—	24,713	3,763,834
Others	—	(7,940)	—	—	2,833	(5,107)

Balance at the end of the year	38,707,336	(44,356,242)	11,753,160	45,870	29,968	6,180,092

VinFast Trading & Investments Pte. Ltd.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

for the years ended December 31, 2021 and 2020

	Number of shares of VinFast Auto	Ordinary shares- VinFast Auto	Additional paid-in capital- VinFast Auto	Contributed charter capital- VinFast Vietnam	Accumulated losses	Capital reserve- VinFast Vietnam	Other comprehensive income	Non-controlling interests	Total equity/ (deficit)
	Shares	VND million	VND million	VND million	VND million	VND million	VND million	VND million	VND million
As of January 1, 2021	—	—	—	38,707,336	(44,356,242)	11,753,160	45,870	29,968	6,180,092
Net loss for the year	—	—	—	—	(32,183,727)	—	—	(35,234)	(32,218,961)
Foreign currency translation adjustment	—	—	—	—	—	—	(102,084)	—	(102,084)

Total comprehensive income/(loss)	—	—	—	38,707,336	(76,539,969)	11,753,160	(56,214)	(5,266)	(26,140,953)

Additional capital contribution to VinFast Vietnam (Note 1 (ii))	—	—	—	4,881,392	—	—	—	—	4,881,392
Demerger of VinFast Vietnam (Note 1 (ii))	—	—	—	(1,091,730)	(871,041)	(7,754,407)	—	—	(9,717,178)
Insertion of VinFast Auto as the holding company of the Group and additional capital contribution to VinFast Vietnam (Note 1 (i))	2,411,764,800	553,892	39,373	(42,496,998)	234	—	(7,280)	5,168	(41,905,611)
Additional capital contribution to a subsidiary and acquisitions of entities under common control (Note 1 (vi) and (x))	—	—	(35,801)	—	—	(4,022,812)	—	4,432	(4,054,181)
Disposal of subsidiaries to entities under common control (Note 1 (iv) and (viii))	—	—	(3,572)	—	—	17,917	—	(3,502)	10,843
Additional acquisition of non-controlling interests from a subsidiary (Note 1 (vi))	—	—	—	—	—	—	—	(15,510)	(15,510)
Other	—	—	—	—	(6,142)	6,142	—	—	—

Balance at the end of the year	2,411,764,800	553,892	—	—	(77,416,918)	—	(63,494)	(14,678)	(76,941,198)

USD	—	23,175,397	—	—	(3,239,201,590)	—	(2,656,653)	(614,142)	(3,219,296,988)

VinFast Trading & Investments Pte. Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2021 and 2020

		For the year ended December 31,
		2020	2021	2021
	Notes	VND million	VND million	USD
		VinFast Vietnam	VinFast Auto	VinFast Auto
OPERATING ACTIVITIES
Net loss for the year		(18,950,243)	(32,218,961)	(1,348,073,681)

Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	9	3,568,779	3,981,389	166,585,314
Amortization of intangible assets	10	720,540	897,562	37,554,895
Impairment of assets	22	—	164,978	6,902,845
Amortization of finance lease right-of-use assets	17	12,890	12,421	519,707
Changes in operating lease right-of-use assets		64,970	273,270	11,433,891
Provision related to purchase commitment, compensation expenses, assurance-type warranties and write-downs of inventories		2,504,737	6,513,514	272,531,967
Allowance against receivable		—	206,325	8,632,845
Deferred income tax expenses	18	73,580	150,536	6,298,577
Unrealized foreign exchange losses		(75,513)	(448,262)	(18,755,732)
Investment gain	19.4	(224,798)	(956,588)	(40,024,603)
Net loss on financial instruments at fair value through profit or loss		1,494,583	1,710,029	71,549,331
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	19.3	852,183	1,156,118	48,373,138
Loss on disposal of fixed assets		—	113,395	4,744,561
Share of losses from equity investees		41,973	36,786	1,539,163
Working capital adjustments:				—
Increase in trade and other receivables		(168,774)	(7,406,143)	(309,880,460)
Decrease/(increase) in inventories		4,075,287	(3,857,721)	(161,410,921)
(Decrease)/increase in trade and other payables		(2,940,176)	760,098	31,803,264
Change in operating lease liabilities		(102,768)	(224,085)	(9,375,941)
(Increase)/decrease in prepayments		(296,416)	166,251	6,956,109

Net cash flows used in operating activities		(9,349,166)	(28,969,088)	(1,212,095,731)

VinFast Trading & Investments Pte. Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

for the years ended December 31, 2021 and 2020

		For the year ended December 31,
		2020	2021	2021
	Notes	VND million	VND million	USD
		VinFast Vietnam	VinFast Auto	VinFast Auto
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets		(9,672,214)	(6,007,925)	(251,377,615)
Deposit received under a business investment and cooperation contract	21	17,005,000	—	—
Proceeds from disposal of property, plant and equipment		33,111	48,798	2,041,757
Disbursement of loans		(10,352,999)	(3,219,449)	(134,704,979)
Collection of loans		1,179,150	11,054,900	462,548,117
Payment for business acquisition		(35,520)	(77,099)	(3,225,900)
Proceeds from disposal of equity investments		4,500	196,407	8,217,866
Proceed from disposal of net assets under common control		—	424,418	17,758,075

Net cash flows (used in)/from investing activities		(1,838,972)	2,420,050	101,257,321

FINANCING ACTIVITIES
Capital contribution from owners		9,862,062	9,988,508	417,929,205
Deemed distribution to owners for transactions under common control		—	(498,959)	(20,876,946)
Proceeds from borrowings		19,904,874	38,042,837	1,591,750,502
Repayment of borrowings		(19,313,162)	(18,677,191)	(781,472,427)

Net cash flows from financing activities		10,453,774	28,855,195	1,207,330,334

Net (decrease)/increase in cash and cash equivalents		(734,364)	2,306,157	96,491,924
Cash and cash equivalents at January 1		1,515,439	827,742	34,633,556
Net foreign exchange difference		46,667	(108,983)	(4,559,958)

Cash and cash equivalents at December 31	4	827,742	3,024,916	126,565,522

Supplement disclosures of non-cash activities
Debt conversion to equity		6,500,000	4,121,775	172,459,205
Non-cash property and equipment additions		2,498,658	2,274,048	95,148,452
Borrowings by converting from the Group’s consideration payable for acquisition of Vingroup Investment Vietnam JSC	21	—	4,693,380	196,375,732
Establishment of right-of-use assets and lease liabilities at commencement dates and lease modification		547,155	1,318,222	55,155,732
Non-cash consideration included in the purchase consideration of business combination		—	280,912	11,753,640
Supplemental Disclosure
Interest paid, net of capitalized interest		3,680,924	2,873,846	120,244,603
Income tax paid		2,420	51,409	2,151,004

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2021 and 2020 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS

In early 2021, Vingroup Joint Stock Company (“Vingroup JSC” or “the Ultimate Parent”), founded by Mr. Pham Nhat Vuong (“the Founder”), the parent company of VinFast Trading & Investments Pte. Ltd., a company incorporated in Singapore (“VinFast Auto” or “the Company”) and VinFast Trading and Production Joint Stock Company (formerly known as VinFast Trading and Production Limited Liability Company) (“VinFast Vietnam”), executed reorganization transactions (“the Reorganization”) to bring together subsidiaries operating in automotive manufacturing and related businesses into one group. Following the Reorganization, VinFast Auto became the direct holding company of VinFast Vietnam. VinFast Vietnam changed its legal form from a limited liability company into a joint stock company in accordance with the 30th amended Enterprise Registration Certificate dated December 31, 2021.

The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

The principal activities of the Group are to manufacture cars, motor vehicles, render leasing activities, trade smartphones and related businesses.

The Company’s head office is located at 120 Lower Delta Road #02-05, Cendex Centre, Singapore 169208. VinFast Vietnam’s head office is located at Dinh Vu—Cat Hai Economic Zone, Cat Hai island, Cat Hai town, Cat Hai district, Hai Phong city, Vietnam.

The Reorganization

In preparation for its planned initial public offering (“IPO”), pursuant to a series of restructuring agreements signed in 2021, the Company acquired 99.9% of the contributed capital of VinFast Vietnam from Vingroup JSC and Vietnam Investment Group JSC, an entity under common control of the Founder, with a total consideration of VND50,452 billion. The consideration was mostly unpaid as of December 31, 2021 and recognized as amount payable to related parties, namely Vingroup JSC and Vietnam Investment Group JSC (Note 21). In January 2022, the Company issued promissory notes (the “P-Notes”) to Vingroup JSC and Vietnam Investment Group JSC in place of the aforementioned amount payable to related parties. As both VinFast Auto and VinFast Vietnam are under common control of Vingroup JSC immediately before and after the Reorganization, the transaction was accounted for as a legal reorganization of entities under common control whereby the Company became the holding company of VinFast Vietnam and its subsidiaries using historical costs. Accordingly, the accompanying financial statements were presented as if the current corporate structure had been in existence since the date when the subsidiaries first came under the common control of Vingroup JSC. Following this transaction, the consolidated statements of shareholders’ equity for the year ended December 31, 2021 represented changes of equity components from VinFast Vietnam to the Company. The consolidated statements of shareholders’ equity for the year ended December 31, 2020 represented equity components of VinFast Vietnam, the predecessor.

Announcement of ICE phasing-out

In December 2021, the Member’s Council of VinFast Vietnam approved Resolution No. 18/2021/NQ-HDTV-VINFAST on the cessation of all production and trading activities of internal combustion engine (“ICE”) vehicles in 2022 with a commitment to become solely an electric vehicle (“EV”) manufacturer.

In February 2022, the General Meeting of Shareholders of VinFast Vietnam approved the Resolution No. 02/2022/NQ-DHDCD-VINFAST to transfer assets, exclusively for ICE vehicle production which includes engine manufacturing facilities, toolings, subframes, and other related assets (referred to as “ICE assets”), to

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

Announcement of ICE phasing-out (continued)

Vietnam Investment Group JSC. Accordingly, VinFast Vietnam entered into transfer agreements and guarantee agreements, with Vietnam Investment Group JSC for the transfer of the ICE assets. The transfer will take place in 2022.

The Consolidated Financial Statements

The Group consists of the following entities as of the reporting dates:

No.	Name	Short name	Structure as of December 31, 2020		Structure as of December 31, 2021		Registered office’s address	Note
			Voting right (%) (1)	Equity interest (%) (1)	Voting right (%) (1)	Equity interest (%) (1)
1	VinFast Trading & Investments Pte. Ltd.	VinFast Auto	—	—	—	—	120 Lower Delta Road #02-05, Cendex Centre, Singapore 169208	(i)
2	VinFast Trading and Production JSC	VinFast Vietnam	—	—	99.9	99.9	Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam	(ii)
3	VinFast Commercial and Services Trading LLC	VinFast Trading	99.5	99.5	99.5	99.4	No. 7, Bang Lang 1 Street, Vinhomes Riverside Eco-Urban Area, Viet Hung Ward, Long Bien District, Hanoi, Vietnam	(iii)
4	Huong Hai – Quang Ngai JSC	Huong Hai – Quang Ngai	99.0	98.9	—	—	33/11, Le Loi Street, Chanh Lo Ward, Quang Ngai City, Quang Ngai province, Vietnam	(iv)
5	VinFast Germany GmbH	VinFast Germany	100.0	100.0	100.0	99.9	Kornmarktarkaden, Bethmannstraße 8/Berliner Straße 51 – 60311 Frankfurt am Main, Germany	(v)
6	VinFast Engineering Australia Pty Ltd	VinFast Australia	100.0	100.0	100.0	99.9	65 Fennel Street, Port Melbourne, Victoria, Australia	(v)

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

The Consolidated Financial Statements (continued)

No.	Name	Short name	Structure as of December 31, 2020		Structure as of December 31, 2021		Registered office’s address	Note
			Voting right (%) (1)	Equity interest (%) (1)	Voting right (%) (1)	Equity interest (%) (1)
7	Vingroup Investment Vietnam JSC	Vingroup Investment	—	—	99.7	99.6	No. 7, Bang Lang 1 Street, Vinhomes Riverside Eco-Urban Area, Viet Hung Ward, Long Bien District, Hanoi, Vietnam	(vi)
8	Vingroup USA, LLC	Vingroup USA	—	—	100.0	99.6	333 W. San Carlos St., Suite 600, San Jose, CA 95110, USA	(vi)
9	VinFast USA Distribution, LLC	VinFast USA Distribution	—	—	100.0	99.6	333 W. San Carlos St., Suite 600, San Jose, CA 95110, USA	(vii)
10	VinFast Dealer San Francisco #1, LLC	VinFast Dealer San Francisco #1	—	—	100.0	99.6	790 N. San Mateo Drive, San Mateo, CA 94401, USA	(vii)
11	Smart Solution Service Business Limited Liability Company	Smart Solution	100.0	99.9	—	—	L1-A1, Ocean Park Vincom Mega Mall Center, Kieu Ky Commune, Gia Lam District, Hanoi City, Vietnam	(viii)
12	VinFast Auto Canada Inc.	VinFast Auto Canada	—	—	100.0	99.6	Suite 2600, Three Bentall Centre 595 Burrard Street, P.O. Box 49314, Vancouver Bc V7X 1L3, Canada	(ix)
13	VinFast France	VinFast France	—	—	100.0	99.6	18 Boulevard Malesherbes, 75008 Paris, France	(ix)
14	VinFast Netherlands B.V	VinFast Netherlands	—	—	100.0	99.6	Vijzelstraat 68, 1017HL Amsterdam, Netherlands	(ix)
15	Vingroup Ru, LLC	Vingroup Ru	—	—	100.0	99.6	Building 7, 1-ST Kazachiy Lane, Moscow, Russia	(x)

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

The Consolidated Financial Statements (continued)

(1)	These represent the voting right and equity interest of the Company and VinFast Vietnam as of December 31, 2021 and 2020 in each entity, respectively.

(i)	In March 2021, Vingroup JSC and Vietnam Investment Group JSC acquired VinFast Auto from a third party. The Company was dormant and did not conduct any substantive operations on its own.

In December 2021, pursuant to a series of restructuring agreements as described in the Reorganization, the Company completed the acquisition of VinFast Vietnam.

(ii)

In accordance with Resolution No. 21/2020/NQ-HDTV-VINFAST dated December 28, 2020 and the Merger Contract dated December 28, 2020 between VinFast Vietnam and P&S LLC, an entity under common control of Vingroup JSC, VinFast Vietnam increased its charter capital by VND1,092 billion in exchange for charter capital of P&S LLC at conversion rate 1:1. The merger of P&S LLC into VinFast Vietnam is assessed as the acquisition of assets under common control. The consideration paid is the carrying value of equity instruments issued by VinFast Vietnam. Consequently, the difference of VND7,754 billion between the carrying amount of net assets of P&S LLC and the par value of equity instruments issued by VinFast Vietnam was recognized in Capital reserve of the consolidated statement of shareholders’ equity.

In March 2021, VinFast Vietnam completed the demerger transaction in which, VinFast Vietnam was demerged into three entities, namely VinFast Vietnam, Ngoc Viet Business Development Investment JSC and P&S Investment JSC. The share capital of Ngoc Viet Business Development Investment JSC and P&S Investment JSC was VND811.94 billion and VND279.79 billion, respectively. As part of the demerger, the other two entities inherited the shares in Vinhomes JSC (a subsidiary of Vingroup JSC) and Vingroup JSC respectively (as disclosed in Note 12). As a result of the demerger, share capital of VinFast Vietnam decreased by VND1,092 billion.

In March and November 2021, VinFast Vietnam increased its contributed charter capital to VND42,497 billion and VND50,497 billion, respectively.

In June 2021, VinFast Vietnam completed the acquisition of 50% of contributed capital of VinFast – An Phat Plastic Auto Part Company Limited (“VinFast – An Phat”) from a corporate counterparty at total consideration of VND88 billion (Note 11). Before the acquisition date, VinFast – An Phat was previously accounted for as an investment in joint venture. After this step-up acquisition, VinFast Vietnam’s equity interest in VinFast – An Phat is 100% and VinFast – An Phat became a subsidiary of the Group. Gain and goodwill arisen from this transaction were VND29.6 billion and VND42.3 billion, respectively. The principal activity of this company is to produce plastic components for automobiles and e-scooters. In July 2021, VinFast – An Phat was merged into VinFast Vietnam.

(iii)

In March 2020, VinFast Leasing JSC was merged into VinFast Trading and VinFast Trading is the surviving entity. As a result, VinFast Trading has been included in the consolidated financial statements from the date of establishment. The principal activities of VinFast Trading are motor vehicles retail and distribution.

(iv)

In March 2020, VinFast Vietnam and its subsidiaries acquired 99% equity interest of Huong Hai – Quang Ngai from third parties with total consideration of VND445.5 billion. Thereby, Huong Hai – Quang Ngai became a subsidiary of VinFast Vietnam and had been included in the consolidated financial statements from the date VinFast Vietnam obtained control over this entity. The principal

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

The Consolidated Financial Statements (continued)

activities of Huong Hai – Quang Ngai are mining and mineral exploration, which had been in the mining exploration stage.

In August 2021, VinFast Vietnam and its subsidiaries completed the disposal of Huong Hai — Quang Ngai to Vinsmart Research and Manufacture JSC and Vincom Security Service Company Limited, other subsidiaries of Vingroup JSC. Loss from this disposal transaction of VND3.5 billion was recognized in consolidated statements of shareholders’ equity.

(v)

In July 2018 and November 2019, VinFast Vietnam established VinFast Germany and VinFast Australia with 100% direct voting right. As a result, both VinFast Germany and VinFast Australia have been included in the consolidated financial statements from their establishment dates.

The principal activities of VinFast Germany are trading, importing and exporting equipment, components and spare parts for automobiles, e-scooters and related goods. The principal activities of VinFast Australia are automobile designing, collaborating in technological research, importing and distributing goods.

(vi)

In January 2019 and March 2019, VinTech Technology Development JSC, another subsidiary of Vingroup JSC, established Vingroup USA (previously known as VinTech USA, LLC) and Vingroup Investment (previously known as VinTech Ventures Development LLC) with 100% equity interest.

In July 2020, Vingroup JSC fully acquired Vingroup Investment from VinTech Technology Development JSC with total consideration of VND500 billion. In September 2020, Vingroup Investment fully acquired Vingroup USA from VinTech Technology Development JSC with total consideration of VND97 billion. On the basis that these entities have been under common control, Vingroup Investment and Vingroup USA have been consolidated as subsidiaries of the Group from the date Vingroup JSC obtained control over these entities.

In January 2021, Vingroup JSC contributed capital amounting to VND675 billion to Vingroup Investment.

In March 2021, VinFast Trading acquired 0.33% shares of Vingroup Investment from a subsidiary of Vingroup JSC, therefore, the Group owned 99.57% equity interest of Vingroup Investment and its subsidiaries.

The current principal activities of Vingroup Investment are consultancy and investment activities. The current principal activities of Vingroup USA are importing and distributing electronic and telecommunication equipment.

(vii)

In March 2020, Vingroup USA established VinFast USA Distribution and VinFast Dealer San Francisco #1 with 100% equity interest. As a result, both VinFast USA Distribution and VinFast Dealer San Francisco #1 have been included in the consolidated financial statements from the date Vingroup USA obtained control over these entities.

In March 2021, VinFast Vietnam completed the acquisition of 99.34% shares of Vingroup Investment from Vingroup JSC, thereby, Vingroup Investment, Vingroup USA (subsidiary of Vingroup Investment), VinFast USA Distribution and VinFast Dealer San Francisco #1 (subsidiaries of Vingroup USA) became subsidiaries of VinFast Vietnam.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

The Consolidated Financial Statements (continued)

Subsequently, in March 2022, VinFast Dealer San Francisco #1 changed its name to VinFast Auto, LLC.

The principal activity of these companies is distribution of automotive vehicles.

(viii)

In June 2020, VinFast Vietnam and its subsidiaries acquired 100% equity interest of Smart Solution from counterparties with total consideration of VND50 billion. Thereby, Smart Solution became a subsidiary of VinFast Vietnam and had been included in the consolidated financial statements from the date VinFast Vietnam obtained control over this entity.

In March 2021, VinFast Vietnam and its subsidiaries transferred 100% equity interest in Smart Solution to Vingroup JSC and other subsidiaries of Vingroup JSC at total consideration of VND50 billion. Gain from this disposal transaction of VND17.9 billion was recognized in consolidated statements of shareholders’ equity.

The principal activities of Smart Solution are retailing and distributing motor vehicles and spare parts.

(ix)	In March 2021, Vingroup Investment received the investment registration certificates certifying Vingroup Investment as the investor of VinFast Auto Canada, VinFast France and VinFast Netherlands.

(x)

In April 2021, Vingroup Investment completed the acquisition of 100% of contributed capital of Vingroup Ru from Vintech Technology Development JSC (a subsidiary of Vingroup JSC), with total consideration of VND47.6 billion. At the acquisition date, Vingroup Ru owns 99.9% of contributed capital in Vinpearl Travel Ru, thus, VinFast Vietnam indirectly obtained control over Vinpearl Travel Ru. In November 2021, Vingroup Ru completed the disposal of 99.9% of contributed capital in Vinpearl Travel Ru to an external party. In March 2022, the Board of Directors of Vingroup Investment approved the plan to dispose or dissolve Vingroup Ru. In June 2022, the Group completed the disposal of Vingroup Ru to third parties at total consideration of RUB1. Accordingly, Vingroup Ru is no longer a subsidiary of the Company.

Going concern basis of accounting

The Group has prepared the consolidated financial statements on a going concern basis, which assumes the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in normal course of operations as they come due.

The Group has been incurring losses from operations since inception. The Group incurred net losses of VND32,219 billion for the year ended December 31, 2021. Accumulated losses amounted to VND77,417 billion as of December 31, 2021. The Group is also in a net current liability position of VND60,613 billion as of December 31, 2021.

As of December 31, 2021, the Group’s consolidated balance of cash and cash equivalents was VND3,025 billion (as of December 31, 2020: VND828 billion). The Group has prepared its business plan covering the next twelve months from the date of issuance of the consolidated financial statements which considers the increase in revenue and operational efficiency optimization to improve operating cash flows, the use of and the consummation of external financing projects. The Group also has financial support from Vingroup JSC, subject to necessary procedures to facilitate such support, which will remain in place until

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

Going concern basis of accounting (continued)

the earliest of the date on which the Group obtains adequate third-party funding for the Group’s capital requirements, or until Vingroup JSC ceases to control the Group but, in all cases, no sooner than the date falling 12 months after the issuance date of the audit report in relation to the consolidated financial statements. The Group also takes into consideration the estimation of the continued business impacts of Covid-19 pandemic.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and presentation and principles of consolidation

Basis of preparation and presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Prior to the Reorganization, substantially all of the operations of the Group are conducted through VinFast Vietnam. VinFast Vietnam was designated as the predecessor as the Company succeeded to the business of VinFast Vietnam as a result of the Reorganization and the Company’s own operations prior to the succession was insignificant relative to the operations assumed.

Therefore, the reporting entities of the consolidated financial statements for the year ended December 31, 2021 and 2020 is the Company and VinFast Vietnam, respectively.

Certain restructuring transactions were also conducted amongst entities under common control, thus the acquired assets and liabilities were recognized at their historical amount and consolidated financial statements were retrospectively adjusted. The difference between the consideration and the net book value of acquired net assets has been accounted for as a deemed contribution from or deemed distribution to owners in the consolidated statements of shareholders’ equity.

Principles of consolidation

All significant intercompany transactions and balances and unrealized gains or losses from intercompany transactions within the Group are eliminated upon consolidation.

Operating segments

ASC 280, Segment Reporting, establishes standards to report in consolidated financial statements information about operating segments, products, services, geographic areas, and major customers.

The Chief Operating Decision Maker monitors each segment’s performance for the purpose of making decisions on resource allocation and performance assessment. Based on the criteria established by ASC 280, the Group has three operating segments which are also reportable segments, namely Automobiles, E-scooters and Spare Parts & Aftermarket services.

b)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities,

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Use of estimates (continued)

related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, the valuation of derivatives and net assets at acquisition date; depreciable lives of property, plant and equipment and intangible assets; provision for obsolete inventories; assessment for impairment of long-lived assets and goodwill; valuation of production license; shortfall volume penalty; compensation to suppliers as result of the ICE phasing-out plan and product warranty provision. Actual results could differ from these estimates.

c)	Asset acquisitions

Where an asset is acquired, via corporate acquisitions or otherwise, management considers the substance of the assets and activities of the acquired entity in determining whether the acquisition represents the acquisition of a business.

Where such acquisitions are not judged to be an acquisition of a business, they are not treated as business combinations. Rather, the cost to acquire the corporate entity is allocated between the identifiable assets and liabilities of the entity based on their relative fair values at the acquisition date. Accordingly, no goodwill is recognized. Otherwise, the acquisitions are accounted for as business combinations.

d)	Business combinations

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the fair value of considerations transferred, the fair value of the non-controlling interests (if any) and previously held equity interest (if any) over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

e)	Disposal of subsidiaries to under common control entities

The Group derecognizes the net assets transferred at carrying amount and generally recognizes no gains or losses. A difference between any proceeds received and the carrying amounts of the net assets transferred is recognized in equity in the consolidated financial statements.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Investment

Investment in equity investees

Investments in equity investees represent investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments – Equity Method and Joint Ventures: Overall. Under the equity method, the Group initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statement of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheet. The Group evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statement of operations when the decline in value is determined to be other-than-temporary.

No impairment loss had been recorded during the year ended December 31, 2021 and 2020.

Other investments

Other investments consist of investment in other entities as disclosed in Note 12. In accordance with ASC 321, Investments – Equity Securities, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at fair value with unrealized gains and losses included in earnings. The Group has elected to measure its equity security investments without readily determinable fair value at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same investee. The Company’s management regularly evaluates the impairment of its equity security investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statement of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

g)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments, which are unrestricted as to withdrawal and use, with an original maturity of not more than three months that are readily convertible into known amount of cash and that are subject to an insignificant risk of change in value.

h)	Inventories

Inventories are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realizable value.

Net realizable value (“NRV”) is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Inventories (continued)

The perpetual method is used to record inventories, which are valued as follows:

Raw materials, goods in transit, tools and merchandises	- cost of purchase on a weighted average basis.

Finished goods and work-in process	- cost of direct materials and labor plus attributable manufacturing overheads based on the normal operating capacity on a weighted average basis.

Reserve for obsolete inventories

Raw materials, work-in process, finished goods, and other inventories owned by the Group are reviewed to determine if inventory quantities are in excess of forecasted usage or if they have become obsolete based on appropriate evidence available at the date of the consolidated balance sheet.

i)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

The cost of property, plant and equipment comprises their purchase prices and any directly attributable costs of bringing the property, plant and equipment to working condition for its intended use.

Depreciation of property, plant and equipment are calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and structures	3 – 49 years
Machinery and equipment	3 – 25 years
Vehicles	5 – 12 years
Office equipment	3 – 10 years

Property, plant and equipment are derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss from disposal (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of operations when the asset is derecognized. The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Construction in progress is included within property, plant and equipment and is not amortized until the related asset is ready for its intended use.

The useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end.

As presented in Note 1, VinFast Vietnam entered into transfer agreements to transfer ICE assets to Vietnam Investment Group JSC. Accordingly, the useful lives of ICE assets have been shortened to end in July 2022, with salvage value being the transfer prices specified in the transfer agreements and subsequent amendments. The transfer prices are higher than their carrying amounts at the date of change and the resulting impact of the

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Property, plant and equipment (continued)

change in estimate is a decrease in depreciation expenses of VND72 billion, equivalent to decrease in loss per share of VND4,323 (basic and diluted), for the year ended December 31, 2021.

j)	Assets classified as held for sale

The Group classifies long-lived assets and disposal groups as held for sale if their carrying amounts will be recovered principally through disposal by sale rather than through continuing use. Such long-lived assets and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the sale, excluding the finance costs and income tax expenses.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated balance sheets.

The Group classified certain long-lived assets as held for sale as of December 31, 2021 (Note 22).

k)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimate. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of operations in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of operations.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	Intangible assets (continued)

Licenses

The Group made upfront payments to acquire:

•

A license for the purpose of importing Completely Knocked Down (“CKD”) Kits and assemble the Fadil car model with the CKD Parts at the assembly facilities of the Group and marketing, selling the car and service parts through the Group’s distribution.

•

Licenses to use an intellectual property for the purpose of manufacturing the Lux car models, sourcing components from third parties to produce these cars, selling cars in the licensed territory and other rights.

As a result of the ICE phasing-out event, the useful lives of these licenses have been shortened to end in July 2022, resulting in incremental amortization expenses of VND146 billion, equivalent to incremental loss per share of VND8,828 (basic and diluted), for the year ended December 31, 2021.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful life of each asset as follows:

License	3 years
Software	3 –8 years
Others	3 –15 years

l)	Goodwill

The Group assesses goodwill for impairment in accordance with ASC 350-20, Intangibles-Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Group early adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) from January 1, 2019, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test from January 1, 2020.

The Group has identified two reporting units as disclosed in Note 10. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20.

For the year ended December 31, 2021 and 2020, the Group elected to perform a quantitative assessment. The Group estimated the fair value of the reporting unit based on an income approach which involved significant management judgment, estimates and assumptions such as the discount rate, sale price of vehicles, sale volume, production costs and other operating expenditures, terminal growth rate. The fair value of the reporting unit exceeded its carrying value and therefore, goodwill was not impaired.

m)	Impairment of long-lived assets

The Group evaluates its long-lived assets, including fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Impairment of long-lived assets (continued)

be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.

No impairment loss had been recorded during the year ended December 31, 2021 and 2020.

n)	Borrowing costs

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets had not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use.

o)	Warranty provisions

The Group provides a manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and average costs of claims. The estimate of warranty-related costs is revised at each reporting date. Warranty cost is recorded as a component of cost of sale in the consolidated statement of operations. The Group re-evaluates the adequacy of the warranty accrual on a regular basis.

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs.

As the Group only commenced volume production of VinFast cars in June 2019, management’s experience with warranty claims regarding vehicles or with estimating warranty reserves is limited. The Group could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its financial condition, results of operations, and prospects.

As of December 31, 2021 and 2020, the portion of the warranty reserve expected to be incurred within the next 12 months is included in other current liabilities, while the remaining balance is included in other non-current liabilities on the consolidated balance sheets.

p)	Leases

The Group early adopted ASC 842, Leases, as of January 1, 2019 using the modified retrospective application.

The Group assesses at contract inception whether a contract is or contains a lease if the contract conveys the right to control the use an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p)	Leases (continued)

The Group as a lessee

Leases are classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased asset to the lessor at the inception date.

Finance lease assets are presented separately on the consolidated balance sheet as finance lease right-of-use assets, and finance lease liabilities are included in accrued expenses and other payables, current and non-current.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the consolidated balance sheet. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Group utilizes a market-based approach to estimate the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease prepayments, reduced by lease incentives and accrued rent. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. In addition, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet; the Group recognizes lease expense for these leases on a straight-line basis over the lease term. Certain lease agreements contain rent holidays and escalating rent are considered when determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease incentives.

The Group as a lessor

Leases are classified at the inception date as either a sales-type lease or an operating lease. As the lessor, a lease is a sales-type lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is for a major part of the remaining economic life of the asset’s estimated remaining economic life, d) the present value of the minimum lease payments at the beginning of the lease term equals or exceeds substantially fair value of the leased asset to the lessor at the inception date, or e) the leased asset is of such a specialized nature that it is expected to have no alternative use.

For sales-type lease, at the commencement of the lease term, the aggregate present values of the minimum lease receivable at the inception of the lease and the unguaranteed residual value are recognized as net investment in the sales-type lease receivables in the consolidated balance sheet. The difference between net investment in the sales-type lease receivables and the carrying amount of the underlying asset is recognized as other income or other loss. Lease income from sales-type lease is recognized in interest income using the effective interest method.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p)	Leases (continued)

The Group as a lessor (continued)

All other leases are accounted for as operating leases wherein the Group recognizes the lease payments as leasing income in profit or loss over the lease term on a straight-line basis.

q)	Revenue recognition

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals and distributors who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group. Proceeds from customers are recognized in revenue at the point in time when control of the vehicles is transferred to the customers, usually upon the delivery of the vehicles. The Group typically provides standard warranties for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer. Refer to the accounting policy on warranty provisions in section o) Warranty provisions.

The consideration recognized represents the amount received, normally collected in advance, net of estimated sales incentives to distributors and customer sales incentives that the Group reasonably expect to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

Exchange of used automobiles

The Group receives used automobiles from certain customers in exchange for the new automobiles. The fair value of such non-cash consideration received from the customers is used as part of consideration and will be offset with the transaction price of new automobiles and measured when the Group obtains control of the used automobiles.

The Group estimates the fair value of the non-cash consideration by reference to its market price. If the fair value cannot be reasonably estimated, the non-cash consideration is measured indirectly by reference to the stand-alone selling price of the used automobiles sold by the Group.

Interest support program

The Group offers interest support program for its customers who pay in instalments for the products using bank loans. The interest payables on the loans are paid for by the Group directly to the banks for a period of up to 24 months. The amount payable by the Group to the banks under interest support program is treated as consideration payable to customer and deducted against revenue.

Sale of merchandise (automobiles, smartphones)

Proceeds from sales of trading automobiles and smartphones are recognized in revenue upon transfer of control of the merchandise to the customer and the related merchandise carrying value in inventory is recognized in cost of sales.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q)	Revenue recognition (continued)

Sale of merchandise (automobiles, smartphones) (continued)

Under contracts for sale of smartphones, the customer has the right to return defect products for cash refund. The Group uses the most likely amount method to estimate the variable consideration arising from rights of return. As of the reporting date, management assesses that the right of return is unlikely to be exercised by the customers and thus no corresponding adjustments for right of return is recognized in the consolidated financial statements.

Sales of spare parts and components

Proceeds from sales of spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the good is transferred to the distributor or the customer, usually upon the delivery of the spare parts and components.

Rendering of services

Revenue from rendering of maintenance services is recognized over time based on the level of work completion as the outcome of all contracts can be reasonably ascertained.

Contract balances under ASC 606

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

r)	Cost of sales

Vehicles

Cost of vehicles sold includes direct parts, materials, processing fees, labor costs, manufacturing overhead (including depreciation of assets associated with the production), penalties imposed by suppliers in case of the shortfall purchases and reserves for estimated warranty expenses. Cost of vehicle revenue also includes adjustments to warranty expense and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r)	Cost of sales (continued)

Other goods (merchandises, spare parts and components)

Cost of other goods sold generally includes cost of purchase of merchandise, spare-parts and other goods, including transportation costs.

Services

Cost of services and others revenue mainly includes cost of depreciation of associated assets used for providing the services.

s)	Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses are primarily comprised of charges for R&D and consulting work performed by third parties; salaries, bonuses and benefits for those employees engaged in research, design and development activities; license expenses related to intellectual property of designing and developing cars; and allocated costs, including depreciation and amortization and other costs.

t)	Selling and distribution costs

Selling and distribution costs consist primarily of marketing and advertising expenses, salaries and other expenses related to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of the Company’s image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under Selling and distribution costs.

u)	Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of operations. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u)	Taxes (continued)

Deferred tax (continued)

valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounts for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related Vietnam tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statement of operations as income tax expense.

The Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective tax jurisdictions. No significant provisions have been made in the consolidated financial statements for the year then ended December 31, 2021 and 2020 (Note 18).

v)	Foreign currencies

The consolidated financial statements are presented in VND. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v)	Foreign currencies (continued)

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

The assets and liabilities of foreign operations are translated into VND at the rate of exchange prevailing at the reporting date and their consolidated statement of operations are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for combination are recognized in Other components of equity in the consolidated statement of shareholders’ equity.

Convenience Translation

Translations of balances in the consolidated balance sheet, consolidated statement of operations, consolidated statement of other comprehensive loss and consolidated statement of cash flows from VND into USD as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of USD1.00 = VND22,800, representing the average of selling rate and buying rate of reference Exchange Rate quoted by the State Bank of Vietnam Operations Centre as of March 31, 2022. No representation is made that the VND amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2021, or at any other rate.

w)	Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 - Includes other inputs that are directly or indirectly observable in the marketplace.

•	Level 3 - Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w)	Fair value measurement (continued)

Financial instruments include cash and cash equivalents, trade receivables, certain other receivables, short-term derivative asset, other investments, long-term derivative asset, amounts due from related parties, certain other non-current assets, accounts payable, accruals, short-term derivative liabilities, short-term loans, long-term borrowings, long-term derivative liabilities, amounts due to related parties, and certain other current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of long-term borrowings approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

For fair value measurements categorized within Level 3 of the fair value hierarchy, the Group uses its valuation processes to decide its valuation policies and procedures and analyze changes in fair value measurements from period to period. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting.

x)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

y)	Current expected credit loss

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group has early adopted this ASC Topic 326 and several associated ASUs.

The Group’s cash and cash equivalents, accounts receivable, certain other receivables, and other current assets are in scope of ASC Topic 326. The Group’s loan receivables from related parties (entities under common control) are excluded from the scope of ASC Topic 326.

The Group has identified the relevant risk characteristics of its customers and the related cash and cash equivalents, accounts receivable, certain other receivables, amounts due from other related parties, and other current assets which include size, type of the services or the products the Group provides, or a combination

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

y)	Current expected credit loss (continued)

of these characteristics. Receivables and amounts due from related parties with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each reporting date based on the Group’s specific facts and circumstances. As of December 31, 2021 and 2020, the impairment of the financial assets was insignificant.

Write-off and recoveries of financial assets

When the Group deems all or a portion of a financial asset to be uncollectible, it will reduce the allowance for current expected credit losses by the same amount as the portion that is being written off.

An instrument is considered to be recoverable when it no longer meets any of the default criteria. The decision whether to incorporate an estimate of expected recoveries depends on supportable factors such as consideration (e.g. cash) in satisfaction of some or all of the amounts it previously wrote off and historical recoveries in the historical data.

z)	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

aa)	Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with accounting standards update, which delays the adoption of these accounting standards until they would apply to private companies.

ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this Update address diversity and inconsistency related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination. The amendments in this Update require that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa)	Recent accounting pronouncements (continued)

ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (continued)

The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application.

The amendments are not expected to have a material impact on the Group.

ASU 2020-10, Codification Improvements

In October 2020, FASB issued ASU 2020-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities.

The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments in this Update is permitted for public business entities for any annual or interim period for which financial statements have not been issued. For all other entities, early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date.

The amendments are not expected to have a material impact on the Group.

3.	CONCENTRATION OF RISKS

The Group is exposed to market risk and liquidity risk. Management reviews and agrees policies for managing each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The management focuses on two types of market risk, i.e., interest rate risk and currency risk. Financial instruments affected by market risks include loans and borrowings, corporate bonds, financial assets and financial liabilities at fair value through profit or loss.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

3.	CONCENTRATION OF RISKS (continued)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates. To manage this, the Group enters into interest rate swaps for loan contracts, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign currency rates relate primarily to the Group’s operating activities (when revenues or expenses are denominated in a different currency from the Group’s functional currency) and the Group’s borrowings in foreign currency. To manage this, the Group enters into foreign exchange rate swap and forward foreign exchange for loan contracts.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and corporate bonds. The Group has managed this liquidity risk by arranging for long-term credit facilities with the banks, or issuing long-term corporate bonds, to ensure that the loans and bonds will be repaid after the Group has completed and put into commercial operations its projects. The Group determines the liquidity risk based on terms of contracts. For accruals and other liabilities, the Group uses its judgement to determine the appropriate level of liquidity risk exposed to these liabilities.

4.	CASH AND CASH EQUIVALENTS

	Currency: VND million
	As of December 31,
	2020	2021
	VinFast Vietnam	VinFast Auto
Cash on hand	8,884	99
Cash at banks	788,858	2,574,817
Cash equivalents	30,000	450,000

TOTAL	827,742	3,024,916

Cash at banks earns interest at floating rates based on daily bank deposit rates. Cash equivalents as of December 31, 2021 represents bank deposit in VND with the term of 7-10 days, earning interest at the rate of 0.2% per annum (December 31, 2020: in VND with the term of 1 month, earning interest of 2.5% per annum).

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

5.	TRADE RECEIVABLES

	Currency: VND million
	As of December 31,
	2020	2021
	VinFast Vietnam	VinFast Auto
Receivables from sale of finished goods and merchandises (i)	222,108	325,326
Receivables from disposal of assets and raw materials	63,912	90,664
Others	12,954	12,602

TOTAL	298,974	428,592

(i)

This represents contract assets which included trade receivables from sale of automobiles, e-scooters, smartphones and spare-parts, which are unconditional (i.e., only the passage of time is required before payment of the consideration is due).

6.	ADVANCES TO SUPPLIERS

Advances to suppliers mainly include advances to suppliers, construction contractors and consultants of the manufacturing projects of the Group and purchase of other goods and services.

7.	INVENTORIES

The classification of inventory balance as of December 31, 2021 and 2020 is as follows:

	VND million
	At lower of cost and net realizable value
	As of December 31,
	2020 VinFast Vietnam	2021 VinFast Auto
Raw materials	2,350,285	3,680,579
Finished goods	1,142,643	1,347,383
Work in progress	673,489	730,311
Good in transit	647,350	698,765
Merchandises	393,557	71,570
Tools and spare parts	144,856	155,077

TOTAL	5,352,180	6,683,685

As of December 31, 2021, inventories with the carrying value of VND500 billion (December 31, 2020: VND500 billion) are used as collaterals for borrowings of the Group as presented in Note 13.1.

Merchandises include merchandising vehicles, used cars under the exchange program for customers and smartphones, which are manufactured by an affiliate and distributed by the Group.

Out of the total amount recognized for inventories at December 31, 2021, inventories measured at cost amounted to VND9,208,796 million (2020: VND6,192,110 million). Inventory write-downs recognized in cost of sales for the year ended 2021 were VND2,385,334 million (2020: VND625,573 million).

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

8.	SHORT-TERM PREPAYMENTS AND OTHER RECEIVABLES

	Currency: VND million
	As of December 31,
	2020 VinFast Vietnam	2021 VinFast Auto
Financial assets:
Cash collateral to support Standby letter of credit issuances and other financial assets (i)	115,999	348,644

Subtotal	115,999	348,644

Non-financial assets:
Valued added tax deductible	2,066,201	3,421,578
Import tax to be refunded	423,123	689,828
Prepayment of interest expenses	185,805	5,082
Other receivables	106,003	171,226
Other prepaid expenses	154,085	190,521

Subtotal	2,935,217	4,478,235

TOTAL	3,051,216	4,826,879

(i)	This mainly comprises:

•

The secured deposits held in designated bank accounts for being pledged for autonomous vehicle manufacturing surety bonds issued by counterparty. The bonds were issued to prevent Vingroup USA, LLC from holding any cost and expense incurred by running test of automatic prototype cars; and

•	Deposits for lease contracts which will be returned at the end of lease period.

9.	PROPERTY, PLANT AND EQUIPMENT, NET

	Currency: VND million
	As of December 31,
	2020 VinFast Vietnam	2021 VinFast Auto
Freehold land	105,446	—
Buildings and structures	15,308,214	14,435,845
Machinery and equipment	40,125,483	44,206,289
Vehicles	704,450	743,459
Office equipment	1,134,185	1,120,824
Others	86,355	113,195

Subtotal	57,464,133	60,619,612

Less: Accumulated depreciation	(5,374,468)	(8,831,267)

Total property, plant and equipment, net	52,089,665	51,788,345

The Group recorded depreciation expenses of VND3,981,389 million and VND3,568,779 million for the years ended December 31, 2021 and 2020, respectively.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

9.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

As of December 31, 2021, a portion of property, plant and equipment was mortgaged with banks to secure the Group’s loans and debts (Note 13.2). In addition, as of December 31, 2021, a portion of property, plant and equipment was mortgaged with banks to secure certain loans and debts which had been fully repaid in 2021 and the corresponding mortgage was subsequently released in March 2022.

As of December 31, 2021, certain items of property, plant and equipment were classified as non-current assets held for sale due to the plan to dispose of these assets (Note 22) (2020: none).

During the year, the amount of interest cost that has been capitalized is VND323 billion (2020: VND214 billion).

10.	INTANGIBLE ASSETS, NET AND GOODWILL

	Currency: VND million
	December 31, 2020			December 31, 2021
	VinFast Vietnam			VinFast Auto
	Cost	Accumulated amortization	Net carrying value	Cost	Accumulated amortization	Net carrying value
Finite-lived intangible assets:
License (i)	3,690,720	(859,997)	2,830,723	3,690,720	(1,572,093)	2,118,627
Software (ii)	1,174,401	(210,008)	964,393	1,425,613	(393,593)	1,032,020
Others	503,531	(2,426)	501,105	17,176	(4,235)	12,941

Total	5,368,652	(1,072,431)	4,296,221	5,133,509	(1,969,921)	3,163,588

(i)	Weighted-average remaining useful life of 7 months as of December 31, 2021 (2020: 61 months).
(ii)	Weighted-average remaining useful life of 48 months as of December 31, 2021 (2020: 57 months).

The Group recorded amortization expenses of VND897,562 million and VND720,540 million for the years ended December 31, 2021 and 2020, respectively.

The following table identifies the estimated amortization expense of the Group’s intangible assets as of December 31, 2021 for each of the next five years (in VND million):

2022	2,323,697
2023	196,638
2024	196,232
2025	153,439
2026	31,238

Impairment testing of goodwill of the Group

In each financial year, the Group carried out annual impairment test for goodwill from acquisition as of year-end. The Group elected to bypass the qualitative assessment for any reporting unit in any period and proceeded directly to performing the quantitative goodwill impairment test. Impairment is determined for goodwill by assessing the fair value of each reporting unit to which the goodwill relates.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

10.	INTANGIBLE ASSETS, NET AND GOODWILL (continued)

Impairment testing of goodwill of the Group (continued)

Allocation of goodwill

Goodwill has been allocated to the Group’s reporting units that are expected to benefit from the synergies of the combination. The reporting units are identified according to main product lines as follows:

	Currency: VND million
Reporting unit	Goodwill allocated
	As of December 31,
	2020 VinFast Vietnam	2021 VinFast Auto
Automotive	226,238	262,252
E-scooter	8,867	9,951

Total	235,105	272,203

There were no accumulated impairment losses as of December 31, 2021.

The reporting unit of Automotive is one level below the Automobiles operating segment, whereas the E-scooter reporting unit and E-scooter operating segment are at the same level. The Group does not aggregate any reporting units for the purpose of testing goodwill for impairment.

Testing impairment for automotive reporting unit

For the purpose of fair value measurement, the current use of the assets is considered as the highest and best use. Accordingly, fair value is calculated using cash flow projections from financial budgets approved by management covering the period from the reporting dates to the end of next five financial years; and extrapolated using a steady growth rate (terminal growth rate) of 3% (in 2020: 3%). The after-tax discount rate applied to cash flow projections is 16% (2020: 16%). As a result of this analysis, the estimated fair value of the automotive reporting unit is substantially in excess of their carrying values. Therefore, management did not identify impairment for goodwill allocated to this reporting unit.

Management has made key assumptions and estimate about the future cash flows. The Group’s business is subject to certain risks and uncertainties that may lead to failure to implement the Group’s business plans; including managing changes in market condition outside of our control and realization of selling price and volume in the future. As a result, a significant reduction in projected cash flow would result in an impairment of goodwill.

11.	INVESTMENTS IN EQUITY INVESTEES

	Voting right (also equal to equity interest) (%)
Name	December 31, 2020	December 31, 2021	Principal activities
	VinFast Vietnam	VinFast Auto
VinFast – An Phat (i)	50.00	—	Manufacturing car plastic accessories
VinFast Lithium Battery Pack LLC (ii)	65.00	—	Producing batteries and accumulators

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

11.	INVESTMENTS IN EQUITY INVESTEES (continued)

(i)	As of December 31, 2021, VinFast – An Phat was no longer a joint venture of the Group as disclosed in Note 1 (ii).
(ii)

In 2020, this entity was accounted for using equity method. Although the voting right is 65%, all of the activities of this entity will be approved if agreed by at least 75% of voting right. Therefore, management assessed that VinFast Vietnam only has significant influence over this entity.

In November 2021, VinFast Vietnam and its subsidiaries completed the transfer of the equity interest in VinFast Lithium Battery Pack LLC to Vinsmart Research and Manufacture Joint Stock Company, another subsidiary of Vingroup JSC, at a total consideration of VND188 billion. Thereby, VinFast Lithium Battery Pack LLC was no longer a joint venture of the Group. Gain from this transaction of VND42 billion was recognized as investment gain in the consolidated statements of operations (Note 19.4) in accordance with the guidance of ASC 860.

Summarized financial information of these investees in 2021 and 2020 is provided as below:

Summarized balance sheets as of December 31, 2020:

	Currency: VND million
	VinFast – An Phat	VinFast Lithium Battery Pack LLC
Current assets	148,413	177,754
Non-current assets	321,020	453,278
Current liabilities	(139,571)	(113,610)
Non-current liabilities	(185,093)	(263,645)

Total equity	144,769	253,777

Attributable to:
The Group	72,384	164,955
The other partner in the joint venture	72,385	88,822

Summarized statements of profit or loss for 2020:

	Currency: VND million
	VinFast –An Phat	VinFast Lithium Battery Pack LLC
Revenues	38,449	387,558
Cost of sales	(77,707)	(391,941)
Finance income	1,384	416
Administrative expenses	(5,750)	(12,098)
Finance costs	(6,554)	(4,245)
Distribution cost	—	(5,818)
Other (loss)/profit	(24)	171

Loss before tax	(50,202)	(25,957)
Income tax expense	—	—

Loss for the year	(50,202)	(25,957)

The Group’s share of loss for the year	(25,101)	(16,872)
Attributable to the other partner in the joint venture	(25,101)	(9,085)

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

11.	INVESTMENTS IN EQUITY INVESTEES (continued)

Summarized statements of profit or loss for the period from January 1, 2021 to the date when equity method was no longer applied:

	Currency: VND million
	VinFast – An Phat	VinFast Lithium Battery Pack LLC
Revenues	54,226	261,402
Cost of sales	(82,023)	(254,031)
Finance income	395	1,585
Administrative expenses	(3,898)	(12,197)
Finance costs	(4,864)	(4,082)
Distribution cost	—	(8,459)
Other loss	(4)	(12,991)

Loss before tax	(36,168)	(28,773)
Income tax expense	—	—

Loss for the year	(36,168)	(28,773)

The Group’s share of loss for the year	(18,084)	(18,702)
Attributable to the other partner in the joint venture	(18,084)	(10,071)

12.	OTHER INVESTMENTS

	Currency: VND million
	As of December 31,
Equity instruments measured at fair value through profit or loss	2020	2021
	VinFast Vietnam	VinFast Auto
Investment in Vinhomes JSC (another entity under common control of Vingroup JSC), a listed entity (i)	8,037,458	—
Investment in Vingroup JSC, a listed entity (i)	2,970,811	—
Investment in other unlisted entity (ii)	22,997	—

TOTAL	11,031,266	—

(i)	See the demerger of Ngoc Viet Business Development Investment JSC and P&S Investment JSC in 2021 as disclosed in Note 1 (ii);
(ii)	In 2021, the Group transferred this investment to another subsidiary of Vingroup JSC.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

13.	INTEREST-BEARING LOANS AND BORROWINGS

		Currency: VND million
	Note	As of December 31,
		2020	2021
		VinFast Vietnam	VinFast Auto
Short-term
Current portion of long-term loans	13.2	5,296,832	4,963,207
Loans from banks	13.1	509,757	974,542
Current portion of domestic bonds		—	9,888,902

TOTAL		5,806,589	15,826,651

Long-term
Loans from banks	13.2	36,581,312	26,412,665
Domestic bonds	13.3	9,771,529	4,930,484

TOTAL		46,352,841	31,343,149

As of December 31, 2021, the remaining balance of unused lines of credit for short-term financing was VND7,498 billion. Interest rate and maturity date would be determined at disbursement date of the loans.

13.1	Short-term loans from banks

Details of the short-term loans from banks of the Group as of December 31, 2021 and 2020 were as follows:

Bank	As of December 31,		Maturity	Collateral
	2020	2021
	(VND million)	(VND million)
Joint Stock Commercial Bank for Foreign Trade of Vietnam	—	499,974	From January to June 2022	Certain inventories of the Company
Ho Chi Minh City Development Joint Stock Commercial Bank	—	246,848	June 2022	Certain shares of an affiliate of the Group held by the ultimate parent company
Vietnam Investment and Development Joint Stock Bank – Ha Thanh Branch	—	200,000	February 2022	Certain shares of an affiliate of the Group held by the ultimate parent company
Vietnam Technological and Commercial Joint Stock Bank	509,757	27,720		Payment Guarantee from the ultimate parent company

TOTAL	509,757	974,542

Short-term bank loans of the Group have interest rates for the year ranging from 4.5% to 6.8% per annum.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

13.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

13.2	Long-term loans from banks

Details of long-term borrowings as of December 31, 2021 were as follows:

Lenders	Ending balance		Maturity date	Collateral
	USD	VND million
Foreign syndicated loan No.1	720,643,610	16,375,900	From March 2022 to September 2030	(i	)
In which: current portion	90,073,639	2,055,379
Foreign syndicated loan No.2	279,873,519	6,376,395	From May 2022 to November 2024	(i	)
In which: current portion	46,500,000	1,059,828
Foreign syndicated loan No.3	277,670,160	6,352,158	From April 2022 to April 2023	(i	)
In which: current portion	80,000,000	1,828,000
Foreign syndicated loan No.4	96,272,136	2,193,571	From December 2023 to December 2026	(i	)
Domestic syndicated loan		77,848	From March 2022 to December 2024	(i	)
In which: current portion		20,000

TOTAL		31,375,872

In which:
Non-current portion		26,412,665
Current portion		4,963,207

Details of long-term borrowings as at December 31, 2020 were as follows:

Lenders	Ending balance		Maturity date	Collateral
	USD	VND million
Foreign syndicated loan No.1	789,406,064	18,222,001	From March 2021 to April 2029	(i	)
In which: current portion	90,073,639	2,085,562
Foreign syndicated loan No.2	299,838,928	6,943,829	From November 2021 to November 2024	(i	)
In which: current portion	23,250,000	538,470
Foreign syndicated loan No.3	335,302,110	7,740,065	From April 2021 to April 2023	(i	)
In which: current portion	60,000,000	1,384,800
Domestic syndicated loan		8,972,249	From March 2021 to December 2027
In which: current portion		1,288,000

TOTAL		41,878,144

In which:
Non-current portion		36,581,312
Current portion		5,296,832

(i)	As of December 31, 2021 and 2020, these long-term loans were secured by:

•

Property, plant and equipment (Note 9), the Debt Service Reserve Account at the offshore account management bank, the Revenue Account at a commercial bank with outstanding balance and accumulated other related benefits arising from such account;

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

13.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

13.2	Long-term loans from banks (continued)

•

Certain shares of an affiliate held by another affiliate in the Group, certain shares of another subsidiary held by the ultimate parent company and the capital interest in the Company and its subsidiaries owned by the ultimate parent company;

•	Payment Guarantee from the ultimate parent company.

Details of interest rate during the year of borrowings as of December 31, 2021 as follows:

Loans and borrowings	Currency	Interest rate applicable in 2021
Secured loans	VND	Floating interest rate, from 8.03% to 10% per annum
Secured loans without swap contract	USD	Floating interest rate, from 0.96% to 3.45% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction rate) under swap contracts (Note 20A)	USD	Fixed interest rate under swap contract from 4.1% to 9.15% per annum

13.3	Domestic bonds

The balance as of December 31, 2021 includes bonds arranged by a third counterparty:

•

The bonds will be due in December 2022, with a total issuance amount of VND10,000 billion. The remaining principal balance of the bonds is worth VND9,889 billion (net of issuing costs) as of December 31, 2021. These bonds are unsecured, and bear interest at the rate of 10% per annum for the first year. In the following years, the interest rate is determined by the 4% marginal interest rate and 12-month interest (paid-in-arrears) saving rate for individuals of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank. The bonds are guaranteed by the ultimate parent company.

•

The bonds will be due in December 2024 with a total expected issuance value of VND11,500 billion, of which the Company received a disbursement of VND5,002 billion in 2021. The remaining principal balance of the bonds is worth VND4,930 billion (net of issuance costs) as of December 31, 2021. These bonds are secured by shares of an affiliate in the Group held by the ultimate parent company, and bear interest at the rate from 9% to 9.25% for the first year. In the following years, the interest rate is determined by the 3.8% to 3.9% marginal interest rates and 12-month interest (paid-in-arrears) saving rate for individuals of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank. The Company and its subsidiaries have received a guarantee (irrevocable and unconditional) for all payment obligations related to this bond from the ultimate parent company.

14.	DEPOSITS AND DOWN PAYMENT FROM CUSTOMERS

This represents contract liabilities which included deposits and down payment received in advance from customers for sales of automobiles, e-scooters and service parts. Revenue recognized in 2021 from these

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

14.	DEPOSITS AND DOWN PAYMENT FROM CUSTOMERS (continued)

contract liabilities at beginning of the year amounted to approximately VND1,069 billion (in 2020: VND1,463 billion).

The total transaction price allocated to the remaining performance obligations related to sales of goods as of December 31, 2021 excluding the constrained variable considerations is approximately VND3,737 billion (in 2020: VND2,307 billion).

15.	SHORT-TERM ACCRUALS

	Currency: VND million
	As of December 31,
	2020	2021
	VinFast Vietnam	VinFast Auto
Financial liabilities:
Accruals for purchase of raw material, machines and equipment, information technology system and development costs	2,126,559	2,871,354
Accrued construction costs of factories and infrastructures	1,219,405	548,739
Accrued selling expenses	349,835	148,142
Accrued loan and bonds interests	201,468	273,875
Others	165,837	276,958

TOTAL	4,063,104	4,119,068

16.	OTHER LIABILITIES

	Currency: VND million
	As of December 31,
	2020	2021
	VinFast Vietnam	VinFast Auto
Current non-financial liabilities:
Provision for contract penalty and compensation for the ICE phasing-out and purchase commitment	1,444,833	4,115,956
Tax payable	884,464	626,370
Current assurance-type warranties	58,275	164,180
Payables to employees	193,107	313,099
Others	65,120	94,358

TOTAL	2,645,799	5,313,963

Non-current non-financial liabilities:
Non-current assurance-type warranties	369,771	171,290
Others	4,166	—

TOTAL	373,937	171,290

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

16.	OTHER LIABILITIES (continued)

Details of movement of certain provisions during the year are as below:

	Currency: VND million
	Provision for contract penalty and compensation for the ICE phasing-out	Provision related to purchase commitment	Assurance-type warranties	Total
At January 1, 2020	—	—	157,716	157,716
Provision made during the year	—	1,444,833	339,957	1,784,790
Utilized	—	—	(69,627)	(69,627)

At December 31, 2020	—	1,444,833	428,046	1,872,879
Provision made during the year	4,340,322	65,981	178,377	4,584,680
Change in accounting estimate for pre-existing warranties	—	—	(211,399)	(211,399)
Reversal of provision	—	(245,101)	—	(245,101)
Offsetting against advances	(402,777)	—	—	(402,777)
Utilized	—	(1,087,302)	(59,554)	(1,146,856)

At December 31, 2021	3,937,545	178,411	335,470	4,451,426

Provision related to purchase commitment

A provision is recognized for expected claims on purchase commitment from suppliers in relation to the purchase of parts, based on respective agreements and negotiation between the counterparties. The pricing is based on estimated purchased volumes. In case of shortfall purchase, the suppliers will reserve the right to revise the quotation and component pricing or are entitled to compensation from VinFast Vietnam. Amounts charged by those parties would be negotiated separately for each period.

Provision for compensation due to ICE phase out event

As of December 31, 2021, the Group has estimated and made provision amounting to VND4,340,322 million for compensation expenses deriving from early termination of contracts with suppliers as a result of the Group’s ICE phasing-out plan (Note 1). VinFast Vietnam is in the process of negotiating with suppliers to finalize the compensation expenses (Note 23).

17.	LEASES

Group as a lessee

The Group determines whether an arrangement is a lease at inception. The Group has entered into various non-cancellable operating and finance lease agreements for lands, showrooms, offices and toolings used in its operations. The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of or less than 12 months).

As most of the leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

17.	LEASES (continued)

Group as a lessee (continued)

The balances for the operating leases and finance lease where the Group is the lessee are presented as follows:

	Currency: VND million
	As of December 31,
	2020 VinFast Vietnam	2021 VinFast Auto
Operating lease
Right-of-use assets – Operating lease	616,533	2,235,169
Total operating lease liabilities	579,509	1,673,647
In which:
Current portion of operating lease liabilities	216,098	375,293
Non-current operating lease liabilities	363,411	1,298,354
In which:
Lease liabilities from related parties	383,068	663,812
Lease liabilities from third parties	196,441	1,009,835

Finance lease
Right-of-use assets – Finance lease	109,003	96,582

The components of lease expense are as follows:

	Currency: VND million
	For the year ended December 31,
	2020 VinFast Vietnam	2021 VinFast Auto
Operating lease expense	161,310	336,644
Finance lease expense	12,890	12,421

Other information related to operating leases where the Group is the lessee is as follows:

Weighted-average remaining lease term: (months)
Operating lease – Land lease	564	555
Operating lease – Showrooms and offices	36	51
Finance lease – Tooling	101	89

Weighted-average discount rate:
Operating leases	9.00%	8.88%

Supplemental cash flow information related to operating leases where the Group is the lessee was as follows:

	Currency: VND million
	For the year ended December 31,
	2020 VinFast Vietnam	2021 VinFast Auto
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	177,870	289,642

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

17.	LEASES (continued)

Group as a lessee (continued)

As of December 31, 2021 and 2020, the maturities of operating lease liabilities (excluding short-term leases) were as follows:

	Currency: VND million
	As of December 31,
	2020 VinFast Vietnam	2021 VinFast Auto
Less than 1 year	221,351	395,413
From 1 to 2 years	201,075	388,990
From 2 to 3 years	96,324	387,991
From 3 to 4 years	43,889	366,273
From 4 to 5 years	26,277	275,803
Thereafter	989,358	740,294

TOTAL	1,578,274	2,554,764

Less: Imputed interest	998,765	881,117
Present value of lease obligations	579,509	1,673,647
Less: Current portion	216,098	375,293

Non-current portion of lease obligations	363,411	1,298,354

Group as a lessor

Sales-type Lease Receivables

The Group, as a lessor, lets out a factory under finance lease agreement. The leases have terms of 48 years. As of December 31, 2021 and 2020, maturities of sales-type lease receivables from customers for each of the next five years and thereafter were as follows:

	Currency: VND million
	As of December 31,
	2020 VinFast Vietnam	2021 VinFast Auto
Less than 1 year	42,356	19,746
From 1 to 2 years	31,514	19,746
From 2 to 3 years	31,514	19,746
From 3 to 4 years	31,514	19,746
From 4 to 5 years	31,514	19,746
Thereafter	1,304,268	796,135

TOTAL	1,472,680	894,865

As disclosed in Note 21, after transferring these factories to Vinhomes Industrial Zone Investment JSC (“VHIZ JSC”) in February 2022 under the BCC, the Group does not expect to retain the sales-type lease receivables from customers.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

17.	LEASES (continued)

Group as a lessor (continued)

Net investment in sales-type leases

Net investment in sales-type leases, which is the sum of the present value of the future contractual lease payments, is presented on the consolidated balance sheet as a component of prepaid expenses and other current assets for the current portion and as other assets for the non-current portion. Lease receivables relating to sales-type leases are presented on the consolidated balance sheet as follows:

	Currency: VND million
	As of December 31,
	2020 VinFast Vietnam	2021 VinFast Auto
Gross lease receivables	1,502,299	944,227
Received cash	(29,619)	(49,364)
Unearned interest income	(1,087,966)	(712,390)

Net investment in sales-type leases	384,714	182,473

Reported as:
Current net investment in sales-type lease	1,012	169
Non-current net investment in sales-type lease	383,702	182,304

Net investment in sales-type leases	384,714	182,473

Operating lease

The Group, as a lessor, lets out factories under operating lease agreements. The leases have terms of between 4 years and 10 years.

As of December 31, 2021 and 2020, maturities of lease receivables from customers for each of the next five years and thereafter were as follows:

	Currency: VND million
	As of December 31,
	2020 VinFast Vietnam	2021 VinFast Auto
Less than 1 year	61,676	65,283
From 1 to 2 years	61,676	57,747
From 2 to 3 years	61,353	57,747
From 3 to 4 years	57,747	48,893
From 4 to 5 years	48,893	31,040
Thereafter	99,636	68,595

TOTAL	390,981	329,305

As disclosed in Note 21, after transferring these factories to VHIZ JSC in February 2022 under the BCC, the Group does not expect to retain the lease receivables from customers.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

18.	CORPORATE INCOME TAX

The tax report filed by the entities under the Group is subject to examination by the tax authorities. As the application of tax laws and regulations is susceptible to varying interpretations, the amounts reported in the consolidated financial statements are more-likely-than-not and could change based on the interpretation of tax law by the relevant legal authorities.

The major components of tax expense for the years ended December 31, 2021 and 2020 were:

	Currency: VND million
	For the year ended December 31,
	2020 VinFast Vietnam	2021 VinFast Auto
Income taxes
Current income tax expense	14,186	58,701
Deferred income tax expense	73,580	150,536

Income tax expense reported in the consolidated statement of operations	87,766	209,237

The reconciliation of tax computed by applying the Vietnam’s statutory tax rate of 20% to the Group’s income tax expense of the years presented are as follows:

	Currency: VND million
	For the year ended December 31,
	2020	2021
	VinFast Vietnam	VinFast Auto
Loss before tax expense	(18,862,477)	(32,009,724)
Income tax benefit computed at the Vietnam statutory tax rate of 20%	(3,772,495)	(6,401,985)
Effect of preferential tax rates	1,881,718	3,086,200
Foreign tax rates differential	11,622	(128,853)
Non-deductible expenses	22,938	181,983
Change in valuation allowance	1,943,983	3,471,892

Estimated income tax expense	87,766	209,237

The Vietnam statutory income tax rate was used because the majority of the Group’s operations are based in Vietnam.

18.1	Current corporate income tax

Singapore

The Company incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2021.

Vietnam

The statutory corporate income tax rate applied for subsidiaries in Vietnam is 20% of taxable income. VinFast Vietnam was granted an incentive generated from investment project with the tax rate of 10% in the first consecutively 15 years commencing from the first year in which income from investment project is generated. Vinfast Vietnam is entitled to an exemption from CIT for investment project for 4 years commencing from the first year in which a taxable income from investment project is earned, and a 50% reduction of CIT for the subsequent 9 years.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

18.	CORPORATE INCOME TAX (continued)

18.1	Current corporate income tax (continued)

Others

The CIT rates applicable to subsidiaries established in countries other than Singapore and Vietnam vary depending on the regulations of the local tax authorities.

18.2	Deferred tax

	Currency: VND million
	For the year ended December 31,
	2020	2021
	VinFast Vietnam	VinFast Auto
Deferred tax assets
Unrecognized tax loss carried forward	558,786	1,745,182
Differences in useful life of fixed assets	185,788	98,666
Written-off R&D expenses	459,616	118,549
Loss on revaluations of financial instruments to fair value and impact of amortized cost	286,067	390,745
Exceeding-deductible-cap interest expense carried forward	220,552	430,351
Lease liabilities	115,902	384,044
Others	11,093	56,817

Total deferred tax assets	1,837,804	3,224,354
Less valuation allowance	(1,721,902)	(2,840,310)

Total deferred tax assets, net amount	115,902	384,044

Deferred tax liabilities
Fair value of equity investment	(1,983,562)	—
Exploration right	(87,652)	—
Right-of-use assets	(115,902)	(384,044)
The tax effect of asset acquisitions that are not business combinations	(10,675)	(1,243)
Gain on revaluations of financial instruments to fair value and impact of amortized cost	(28,620)	—

Total deferred tax liabilities	(2,226,411)	(385,287)

Net deferred tax liabilities	(2,110,509)	(1,243)
Reflected in the consolidated balance sheet as follows:
Deferred tax assets	53,376	50,219
Deferred tax liabilities	(2,163,885)	(51,462)

Deferred tax liabilities, net	(2,110,509)	(1,243)

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

18.	CORPORATE INCOME TAX (continued)

18.3	Valuation allowance for deferred tax assets

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	Currency: VND million
	For the year ended December 31,
	2020	2021
	VinFast Vietnam	VinFast Auto
Balance at beginning of the year	705,678	1,721,902
Additions	1,016,224	1,118,408

Balance at end of the year	1,721,902	2,840,310

Tax loss carried forward

The consolidated entities are entitled to carry tax losses forward to offset against taxable income arising within five years subsequent to the year in which the loss was incurred. At the end of balance sheet date, the Group had accumulated tax losses of VND31,523 billion (2020: VND13,831 billion) available for offset against future taxable profit. These are estimated accumulated tax losses as per the CIT declarations of the consolidated entities which have not been finalized by the local tax authorities as of the date of these consolidated financial statements.

No deferred tax assets have been recognized in respect of these accumulated tax losses because future taxable profit cannot be ascertained at this stage.

The Group has tax losses mainly arising in Vietnam that will expire in several years for deduction against future taxable profit

Originating year	Can be utilized up to	Tax loss amount VND million
2018	2023	38,141
2019	2024	3,179,802
2020	2025	10,279,096
2021	2026	18,025,616

TOTAL		31,522,655

The management takes into account the requirement of ASC 740 for all uncertainty over income tax treatments. In determining the treatment for uncertain tax positions, the management considers either the probability of whether the relevant taxation authority will accept the tax treatment under tax law or preparing its income tax filings and supporting tax treatments. Based on the reasonable estimates and prudent judgements of the management, it is more likely than not that the taxation authority will accept all uncertain tax treatments of the Group. Accordingly, the Group did not record any uncertain tax position as of December 31, 2021 and 2020.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

19.	OTHER INCOME AND EXPENSES AND LOSSES PER SHARE

19.1	Other operating income/expenses

	Currency: VND million
	For the year ended December 31,
	2020	2021
	VinFast Vietnam	VinFast Auto
Other operating income
Foreign exchange gains	238,207	450,380
Others	26,686	238,198

Total	264,893	688,578

Other operating expenses
Penalties	106,912	112,704
Loss from disposal of long-lived assets	—	113,395
Foreign exchange losses	158,943	1,611
Loss from sales-type lease	17,187	—
Others	49,338	48,396

Total	332,380	276,106

Net other operating (expenses)/income	(67,487)	412,472

19.2	Finance income

	Currency: VND million
	For the year ended December 31,
	2020	2021
	VinFast Vietnam	VinFast Auto
Interest income on loan receivables	218,183	415,230
Interest income on sales-type lease	30,533	25,054
Others	—	5,855

Total	248,716	446,139

19.3	Finance costs

	Currency: VND million
	For the year ended December 31,
	2020	2021
	VinFast Vietnam	VinFast Auto
Contractual coupons on loans and borrowings	3,701,736	3,442,117
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	852,183	1,156,118

Total	4,553,919	4,598,235

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

19.	OTHER INCOME AND EXPENSES AND LOSSES PER SHARE (continued)

19.4	Investment gain

	Currency: VND million
	For the year ended December 31,
	2020	2021
	VinFast Vietnam	VinFast Auto
Fair value gain from equity instruments measured at fair value through profit or loss	224,798	879,792
Gain from disposal of investments	—	47,092
Others	—	29,704

Total	224,798	956,588

19.5	Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended 2021. Details are as below:

Currency: VND million
For the year ended December 31, 2021
Net loss attributable to controlling interests	(32,183,727)

Net loss attributable to controlling interests adjusted for the effect of dilution	(32,183,727)

Unit: Shares
For the year ended December 31,
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	1,656,188,563

Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution	1,656,188,563

Currency: VND
For the year ended December 31, 2021
Basic loss per share	(19,432)
Diluted loss per share	(19,432)

The net loss per share for the year ended December 31, 2020 is not available because VinFast Vietnam had no shares.

In January 2022, the Company effected a 100-for-one split of ordinary shares, therefore, basic loss per share and diluted loss per share for the year ended December 31, 2021 was adjusted retroactively to give effect to the share split.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

20.	FAIR VALUE HIERARCHY

A.	Fair value of financial instruments that are carried at fair value

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows:

	December 31, 2020
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Listed equity instruments	11,008,269	—	—	11,008,269
- Unlisted equity instruments	—	—	22,997	22,997
- Long-term derivative asset — cross-currency interest rate swaps contract	—	—	309,524	309,524
- Short-term derivative asset — forward exchange contract	—	2,586	—	2,586

At December 31, 2020	11,008,269	2,586	332,521	11,343,376

Financial liabilities:
Financial liability at fair value through profit or loss
- Derivative liabilities — cross-currency interest rate swaps contract (i)	—	—	1,643,510	1,643,510
In which:
Non-current portion	—	—	803,691	803,691
Current portion	—	—	839,819	839,819

At December 31, 2020	—	—	1,643,510	1,643,510

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

20.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows (continued):

	December 31, 2021
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3) (*)
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Long-term derivative asset — cross-currency interest rate swaps contract (i)	—	—	5,291	5,291

At December 31, 2021	—	—	5,291	5,291

Financial liabilities:
Financial liability at fair value through profit or loss
- Derivative liabilities — cross-currency interest rate swaps contract (i)	—	—	2,003,184	2,003,184
In which:
Non-current portion	—	—	891,711	891,711
Current portion	—	—	1,111,473	1,111,473

At December 31, 2021	—	—	2,003,184	2,003,184

(*)	There were no transfers into or out of Level 3 of the fair value hierarchy during 2021.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

20.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow:

	January 1, 2020	Net change in unrealized fair value recognized in consolidated statements of operations	December 31, 2020
	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Long-term derivative asset — cross-currency interest rate swaps contract	—	309,524	309,524
Financial liabilities:
Financial liability at fair value through profit or loss
- Derivative liabilities — cross-currency interest rate swaps contract (i)	361,534	1,281,976	1,643,510
In which:
Non-current portion	81,169	722,522	803,691
Current portion	280,365	559,454	839,819

	January 1, 2021	Net change in unrealized fair value recognized in consolidated statements of operations	December 31, 2021
	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Long-term derivative asset — cross-currency interest rate swaps contract (i)	309,524	(304,233)	5,291
Financial liabilities:
Financial liability at fair value through profit or loss
- Derivative liabilities — cross-currency interest rate swaps contract (i)	1,643,510	359,674	2,003,184
In which:
Non-current portion	803,691	88,020	891,711
Current portion	839,819	271,654	1,111,473

(i)

The Group entered into non-transferable cross-currency interest rate swap (“CCIRS”) contracts with financial institutions for syndicated loans No.1, No.2, and No.3. Under the terms of the CCIRS contracts, the Group will receive floating interests based on outstanding USD notional amount every interest payment date, and in turn will pay fixed interest for such loans based on the outstanding VND notional amount. In addition, at each principal repayment date, the Group will pay a fixed amount in VND based on the USD-VND exchange rate for such loans at inception of the CCIRS for receiving notional amount in USD with the financial institutions. The outstanding notional amounts of the Group’s derivative instruments were maximum equal the carrying value of syndicated loans No. 1, No. 2 and No. 3 as disclosed in Note 13.2.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

20.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

As of December 31, 2021, the total net amount of fair value of the CCIRS derivative liabilities and derivative assets were VND1,998 billion (2020: VND1,334 billion). The Group opted not to designate the CCIRS under hedge accounting therefore, the whole fair value change was charged to the consolidated statement of operations. Net change in fair value of CCIRS derivative instruments for 2021 was recorded as net loss on financial instruments at fair value through profit or loss in the consolidated statement of operations.

B.	Valuation processes

Valuation methods and assumptions

The following methods and assumptions were used for the estimation of recurring fair value measurements categorized within Level 1 and Level 3 of the fair value hierarchy:

•	The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy as of December 31, 2021 are shown below:

Item	Valuation technique	Valuation date	Significant unobservable inputs	Rate (%/annum)
CCIRS contract of the loan No.1	Discounted Cash Flow (“DCF”)	December 31, 2020	Interpolated LIBOR for subsequent years	0.23-0.49
		December 31, 2021	Interpolated LIBOR for subsequent years	0.18-1.19
CCIRS contract of the loan No.2	DCF	December 31, 2020	Interpolated LIBOR for subsequent years	0.22-0.46
		December 31, 2021	Interpolated LIBOR for subsequent years	0.11-1.13
CCIRS contract of the loan No.3	DCF	December 31, 2020	Interpolated LIBOR for subsequent years	0.12-0.26
		December 31, 2021	Interpolated LIBOR for subsequent years	0.03-0.68

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES

The principal related parties with which the Group had significant transactions during the years ended December 31, 2021 and 2020 presented are as follows:

Related parties	Relationship with the Company
Pham Nhat Vuong	Member of the Board of Management
Vingroup JSC	Parent Company
Asian star Trading & Investment PTE LTD	Share holder
Vietnam Investment Group JSC	Entity under common control
Gia Lam Urban Development and Investment Company Limited	Entity under common control
Thai Son Investment Construction Corporation JSC	Entity under common control
SADO Trading Commercial JSC (“SADO JSC”)	Entity under common control
Sai Dong Urban Development and Investment JSC	Entity under common control
Hanoi Southern City Development and Trading LLC (was merged into SADO JSC in December 2020)	Entity under common control
Times Trading Investment and Development One Member LLC	Entity under common control
Vincom Retail JSC	Entity under common control
Vincom Retail Operation LLC	Entity under common control
VHIZ JSC	Entity under common control
Vinhomes JSC	Entity under common control
Vinmec International General Hospital JSC	Entity under common control
Vinpearl JSC	Entity under common control
Vinsmart Research and Manufacture JSC	Entity under common control
VinTech Technology Development JSC	Entity under common control
Vinbus Ecology Transport Services LLC	Entity under common control
Vantix Technology Solutions and Services JSC	Entity under common control
Vinbiocare Biotechnology JSC	Entity under common control
VIN3S JSC	Entity under common control
Grand Prix Vietnam LLC	Entity under common control from June 2019
VinFast — An Phat	Joint venture (until June 30, 2021)
VinFast Lithium Battery Pack LLC	Joint venture (until December 3, 2021)

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2021 and 2020 were as follows:

		Currency: VND million
		For the year ended December 31,
Related party	Transactions	2020	2021
		VinFast Vietnam	VinFast Auto
Vingroup JSC	Borrowings	10,989,083	31,938,007
	Borrowings (converted from the Group’s consideration payable to Vingroup JSC for acquisition of Vingroup Investment)	—	4,693,380
	Capital contribution by offsetting against borrowings	2,935,506	4,121,775
	Capital contribution receipt in cash	3,069,032	2,515,000
	Interest payable	746,433	1,229,683
	Payable due to the acquisition of VinFast Vietnam by VinFast Auto (Note 1 (i))	—	25,782,160
	Advance to acquire shares of VinFast Vietnam (Note 1 (i))	—	235,000

Vietnam Investment Group JSC	Payable due to the acquisition of VinFast Vietnam by VinFast Auto (Note 1 (i))	—	24,208,340
	Capital contribution in cash	—	5,870,619
	Advance to acquire shares of VinFast Vietnam (Note 1 (i))	—	226,917

Pham Nhat Vuong	Capital contribution in cash	2,930,968	247,963
	Capital contribution via settlement the Group’s borrowings due to Vingroup JSC	2,619,611	—

Vinhomes JSC	Cash received from selling car voucher	1,938,000	3,967,140
	Borrowings	—	4,270,000
	Reduction of borrowings through offsetting debt	—	1,921,337

Vinpearl JSC	Loans	4,043,700	4,353,000
	Interest receivable	88,782	244,557
	Purchase of hospitality vouchers	38,173	165,303
	Hotel service expenses	—	121,122

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2021 and 2020 were as follows (continued):

		Currency: VND million
		For the year ended December 31,
Related party	Transaction	2020	2021
		VinFast Vietnam	VinFast Auto
Sai Dong Urban Development and Investment JSC	Loans	600,000	—

Grand Prix Vietnam LLC	Loans	2,090,000	—

Vinmec International General Hospital JSC	Borrowing	690,000	—

Vinsmart Research and Manufacture JSC	Loans	3,059,999	1,227,000
	Transfer of investments	—	634,406
	Purchase of smartphones	299,755	930,065
	Purchase of fixed assets, tools, materials and goods	—	595,827

Gia Lam Urban Development and Investment LLC	Borrowing	2,310,000	—

VHIZ JSC	Cash received under business investment and cooperation contract (*)	17,005,000	—
	Contractual profit sharing under business investment and cooperation contract (*)	68,820	336,000

Hanoi Southern City Development and Trading LLC (was merged into SADO JSC in December 2020)	Loans	1,137,000	—

VinTech Technology Development JSC	Loans	990,000	—

Vincom Retail JSC	Borrowings	700,000	295,000

SADO JSC	Loans	690,000	107,200

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2021 and 2020 were as follows (continued):

		Currency: VND million
		For the year ended December 31,
Related party	Transaction	2020	2021
		VinFast Vietnam	VinFast Auto
Times Trading Investment and Development One Member LLC	Loans	210,000	108,000

Vinbiocare Biotechnology JSC	Borrowing	—	137,500

VIN3S JSC	Purchase of information technology services	—	148,586

Thai Son Construction Investment JSC	Borrowing	—	1,900,000

VinFast Lithium Battery Pack LLC (Joint venture until December 3, 2021)	Purchase of assets, materials and tools	369,311	189,407

Vinbus Ecology Transport Services LLC	Revenue from sale of electric buses	—	480,102

Vincom Retail Operation LLC	Cost of rental services	—	76,666

Vantix Technology Solutions and Services JSC	Purchase of services	—	302,245

(*) In August 2020, VinFast Vietnam signed a business investment and cooperation contract (“BCC”) with VHIZ JSC, an entity under common control of Vingroup JSC, regarding infrastructure and facility development projects of VinFast Vietnam. According to the BCC, VinFast Vietnam will transfer part of these projects to VHIZ JSC upon completion of those projects and obtaining local regulatory approval for the transfer. The portion to be transferred would be subject to changes depending on the official regulatory approval and subsequent leaseback transaction. Also, under the BCC, VHIZ JSC prepaid VND17,005 billion to VinFast Vietnam, and would earn a yield of VinFast Vietnam’s total revenue. The yield applicable for period from August 2020 to December 2020 is 2% of VinFast Vietnam’s total revenue but not less than VND22,000 million per month, and for period from January 2021 onwards is 1.5% of VinFast Vietnam’s total revenue but not less than VND28,000 million per month. After receiving the regulatory approval for the transfer of certain portion of the projects in January 2022, VinFast Vietnam handed over the transferred portion of projects to VHIZ JSC in February 2022 (mostly consisting of land and infrastructures in the industrial park) and leased back a majority of transferred assets from VHIZ JSC for 45 years for continuance of the manufacturing projects of VinFast Vietnam. The non-leaseback portion of transferred assets was classified as held for sale as of December 31, 2021 (Note 22).

Terms and conditions of transactions with related parties during the years

During the year ended December 31, 2021 and 2020, the Group sold/purchased goods and rendered/purchased services to/from related parties based on negotiated prices.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Terms and conditions of transactions with related parties during the years (continued)

The sales to and purchases from related parties are made on terms agreed among parties. Outstanding balances at the year-end are unsecured and interest free (except for loans to and borrowings from related parties which are subject to interest rate of 9% or 10% per annum) and settlement occurs in cash. There has been no guarantee provided or received for any related party receivables or payables.

During the year ended December 31, 2021 and 2020, the Group has not made provision for doubtful debts relating to amounts due from related parties. This assessment is undertaken each financial period through the examination of the financial position of the related parties and the market in which the related parties operate.

Amounts due to and from related parties as of December 31, 2021 and 2020:

	Currency: VND million
	As of December 31,
	2020	2021
	VinFast Vietnam	VinFast Auto
Amounts due from related parties
Short-term loans, advance to and receivables from related parties	8,840,517	1,997,181
Short-term loans (Note 21a)	8,468,498	1,563,299
Short-term advance to and receivables (Note 21b)	372,019	433,882
Long-term loans to and receivables	950,736	45,950
Long-term loans (Note 21a)	947,000	16,750
Long-term receivables	3,736	29,200

Total	9,791,253	2,043,131

Amounts due to related parties
Short-term payables to and borrowings from related parties	3,171,372	56,035,252
Short-term payables (Note 21b)	1,620,789	55,740,252
Short-term borrowing (Note 21a)	1,550,583	295,000
Long-term payables to related parties	16,627,237	41,142,764
Long-term payable (Note 21b)	16,627,237	14,531,172
Long-term borrowing (Note 21a)	—	26,611,592

Total	19,798,609	97,178,016

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

a) Detail of loans to and borrowings from related parties:

•	As of December 31, 2021:

Related parties	VND million	Interest rate per annum	Maturity date
Short-term loans to related parties
Vinpearl JSC	1,500,400	9%	From June 2022 to July 2022
Vinsmart Research and Manufacture JSC	62,899	9%	September 2022

Total	1,563,299
Short-term borrowings from related parties
Vincom Retail JSC	295,000	10%	October 2022

Total	295,000

Long-term borrowings from related parties
Vingroup JSC	24,262,930	9%	From February 2023 to September 2023
Vinhomes JSC (*)	2,348,662	9%	February 2023

Total	26,611,592

(*)	The collateral for the borrowing from Vinhomes JSC is a portion of equity interest in an affiliate, held by Vingroup JSC and entire rights and benefit associated with the equity interest.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

a) Detail of loans to and borrowings from related parties (continued):

•	As of December 31, 2020:

Related parties	VND million	Interest rate per annum	Maturity date
Short-term loans to related parties
Sai Dong Urban Development and Investment JSC	575,000	9%	December, 2021
Vinpearl JSC	3,200,700	9%	From June to August, 2021
VinTech Technology Development JSC	990,000	9%	December, 2021
Vinsmart Research and Manufacture JSC	1,378,798	9%	From August to December, 2021
Grand Prix Vietnam LLC	990,000	9%	December, 2021
SADO JSC	1,124,000	9%	December, 2021
Times Trading Investment and Development One Member LLC	210,000	9%	December, 2021

Total	8,468,498
Long-term loans to related parties
Vinsmart Research and Manufacture JSC	110,000	9%	January, 2022
Vinpearl JSC	837,000	9%	January, 2022

Total	947,000

Short-term borrowings from related parties
Vingroup JSC	1,550,583	9%	From July to December, 2021

Total	1,550,583

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

b)	Detail of other balance due from and due to related parties:

•	As of December 31, 2021:

Related parties	Transactions	VND million

Short-term advance to and receivables from related parties
VinFast Lithium Battery Pack LLC	Receivable from disposal of assets and selling material	45,061
Vinsmart Research and Manufacture JSC	Interest receivables	95,989
Vinpearl JSC	Interest receivables	264,660
Others	Other advance and short-term receivables	28,172

Total		433,882

Short-term payables to related parties
VHIZ JSC	Obligation and deposit relating to business investment and cooperation contract	3,449,253
	Interest accrued expenses	24,861
Vingroup JSC	Payable relating to the acquisition of VinFast Vietnam by VinFast Auto (Note 1 (i))	25,782,160
Vinsmart Research and Manufacture JSC	Payable for purchasing of goods and services	534,867
Vinhomes JSC	Car vouchers which have not been activated	1,502,503
Vietnam Investment Group JSC	Payable relating to the acquisition of VinFast Vietnam by VinFast Auto (Note 1 (i))	24,208,340
Others	Other payables	238,268

Total		55,740,252

Long-term payables to related parties
VHIZ JSC	Deposit under business investment and cooperation contract	13,593,227
Vinhomes JSC	Interest payables	2,791
Vingroup JSC	Interest payables	935,154

Total		14,531,172

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

b)	Detail of other balance due from and due to related parties (continued):

•	As of December 31, 2020:

Related parties	Transactions	VND million

Short-term advance to and receivables from related parties
VinFast Lithium Battery Pack LLC	Receivable from disposal of assets and selling material	27,106
Vingroup JSC	Receivable from cash centralized master account and interest receivables	13,327
Vinsmart Research and Manufacture JSC	Interest receivables	59,007
Vinpearl JSC	Interest receivables	85,480
VinFast — An Phat	Advance for purchasing of goods	64,590
Others	Other advance and short-term receivables	122,509

Total		372,019

Short-term payables to related parties
VHIZ JSC	Obligation relating to business investment and cooperation contract	433,964
Vingroup JSC	Interest accrued expense	436,503
	Payable for communication fee	23,486
Vinsmart Research and Manufacture JSC	Payable for purchasing of goods and services	296,207
	Payable for goods and services relating to Smart Drive project	64,530
Vinhomes JSC	Car vouchers which have not been activated	207,264
Others	Other payables	158,835

Total		1,620,789

Long-term payables to related parties
VHIZ JSC	Deposit under business investment and cooperation contract	16,627,237

Total		16,627,237

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

22.	ASSETS CLASSIFIED AS HELD FOR SALE

The Group classified certain long-lived assets under the Automobiles segment, as held for sale as of December 31, 2021 due to its plan to dispose of these assets.

	Currency: VND million
	As of December 31,
	2020 VinFast Vietnam	2021 VinFast Auto
Carrying value of assets held for sale
Certain assets relating to the BCC (i)	—	1,720,604
Battery production facilities (ii)	—	723,354
Assets of Lang Lang Proving Ground (iii)	—	415,253

Total	—	2,859,211

(i)	Under the BCC transaction as disclosed in Note 21, VinFast Vietnam has plan to dispose of a portion of its projects to VHIZ JSC. The disposal subsequently completed in February 2022.
(ii)

In December 2021, VinFast Vietnam entered into a framework contract with VinES Energy Solutions Joint Stock Company (“VinES JSC”), another subsidiary of Vingroup JSC, to transfer the battery production facilities, including those in battery cell workshop and battery packing workshop, to VinES JSC. In March 2022, the production facilities in battery packing workshop, which represent a substantial portion of the amount presented above, were transferred. The transaction is expected to be fully completed in 2022.

(iii)

In accordance with the Director’s Resolution dated September 6, 2021 of VinFast Australia Pty Ltd, the Group established a plan to dispose of fixed assets of Lang Lang Proving Ground in Australia. For the year ended December 31, 2021, the Group recognized an impairment loss of VND165 billion in administrative expenses, which was resulted from measurement at lower of carrying amount and fair value less cost to sell assets in Lang Lang Proving Ground. The transaction is expected to be completed in 2022.

23.	SEGMENT REPORTING

The Company has three reportable segments, namely Automobiles, E-scooter, Spare parts & Aftermarket services. The Automobiles segment includes the design, development, manufacturing and sales of cars and electric buses. The E-scooter segment includes the design, development, manufacturing and sales of e-scooters. The sales of spare parts and rendering of aftermarket services for automobiles and e-scooters are included in the Spare parts & Aftermarket services segment.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “All other”. The “All other” category mainly includes sales from trading smartphones and leasing activities.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

23.	SEGMENT REPORTING (continued)

Information about segments presented were as follows:

For the year ended December 31, 2021:

	Currency: VND million
	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	13,593,482	678,936	634,793	1,120,971	—	16,028,182
Cost of sales	(22,720,417)	(1,040,905)	(453,213)	(1,069,423)	—	(25,283,958)
Gross profit/(loss)	(9,126,935)	(361,969)	181,580	51,548	—	(9,255,776)
Operating expenses	(15,525,771)	(499,865)	—	—	(1,785,989)	(17,811,625)
Operating profit/(loss)	(24,652,706)	(861,834)	181,580	51,548	(1,785,989)	(27,067,401)

For the year ended December 31, 2020:

	Currency: VND million
	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	12,473,020	555,660	365,022	296,646	—	13,690,348
Cost of sales	(18,988,982)	(851,750)	(234,039)	(310,707)	—	(20,385,478)
Gross loss	(6,515,962)	(296,090)	130,983	(14,061)	—	(6,695,130)
Operating expenses	(5,003,306)	(379,980)	—	(17,186)	(1,149,914)	(6,550,386)
Operating loss	(11,519,268)	(676,070)	130,983	(31,247)	(1,149,914)	(13,245,516)

(*)

Unallocated expenses are mainly related to general and corporate administrative costs such as wages and salaries for employees responsible for general corporate functions, including accounting, finance, tax, legal and human relations; technology-related fees; depreciation and amortization of fixed assets used for administration purpose; professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the chief operating decision maker as part of segment performance.

The following table presents revenues by geographic area based on the sales location of the products (in VND million):

	Year ended December 31,
	2020	2021
	VinFast Vietnam	VinFast Auto
Vietnam	13,511,213	14,996,611
United States	179,135	1,031,571

Total	13,690,348	16,028,182

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

23.	SEGMENT REPORTING (continued)

The following table presents revenues earned from external customers for each group of similar products and services (in VND million):

	Year ended December 31,
	2020	2021
	VinFast Vietnam	VinFast Auto
Sales of ICE vehicles	12,473,020	13,107,978
Sales of electric cars	—	5,402
Sales of e-buses	—	480,102
Sales of e-scooters	555,660	678,936
Sale of spare parts	343,041	538,216
Sale of smartphones	179,135	1,031,571
Rendering of aftermarket services	21,981	96,577
Revenue from leasing activities	117,511	89,400

Total revenue	13,690,348	16,028,182

24.	COMMITMENTS AND CONTINGENCIES

Commitments related to the development of the projects and products

The Group has signed contracts relating to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance, construction of factories and development of products. The estimated commitment amount of these contracts as of December 31, 2021 was VND14,558 billion (December 31, 2020: VND10,179 billion).

Commitments related to the minimum purchase commitment

The Group has signed the contracts with certain suppliers to agree the minimum purchase volume in which the Group committed and promised that the annual purchase volume from these suppliers is not lower than the quantity agreed upon by the two parties in the signed contract and/or other accompanying documents.

In case of shortfall purchase, the suppliers will reserve the right to revise the quotation and component pricing or are entitled to compensation from Vinfast Vietnam.

Contingent liabilities related to contract termination penalty

As presented in Note 1 and Note 16, the Group has estimated the compensation expenses deriving from early termination of contracts with suppliers as result of the Group’s ICE phasing-out plan. The Group is in the process of negotiating with suppliers to finalize the compensation expenses. The ultimate resolution of the matter, which is expected to occur within one year, could result in a loss of up to VND421 billion in excess of the amount accrued.

25.	OTHER DISCLOSURES AS DEEMED APPROPRIATE BY THE GROUP

Covid-19 pandemic

The Covid-19 pandemic is resulting in an economic slowdown and adversely impacting most businesses and industries. This situation may bring uncertainties and have an impact on the environment in which the

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

25.	OTHER DISCLOSURES AS DEEMED APPROPRIATE BY THE GROUP (continued)

Covid-19 pandemic (continued)

Group operates. The Company’s management has continuously monitored ongoing developments and assessed the financial impact in respects of the valuation of assets, provisions and contingent liabilities, and has used estimates and judgement in respect of various issues as the situation has evolved, using the best information obtained up to the date of this consolidated financial statements.

There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user’s behaviors, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for small and medium enterprises, almost all of which are beyond the Company’s control. As a result, certain estimates and assumptions require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s estimates in future periods.

26.	SUBSEQUENT EVENTS

The subsequent events were evaluated through June 28, 2022, the date the consolidated financial statements were issued.

After the reporting period, the Group has completed the following transactions:

•

In December 2021, VinFast Vietnam entered into a reinvestment agreement (as amended and supplemented in February and March 2022, the “Reinvestment Agreement”) with Vingroup JSC, Vietnam Investment Group JSC and Asian Star Trading & Investment PTE LTD (the “shareholders of the Company”), pursuant to which shareholders of the Company have agreed to reinvest all proceeds that it receives from the P-Notes less the consideration payable to VinFast Vietnam by Vietnam Investment Group JSC for the ICE assets disposal (Note 1) and the subscription consideration paid by Vingroup JSC for VinFast Vietnam’s deferred preference shares amounting to VND6,000 billion in a capital injection in March 2022 (as disclosed below) into VinFast Vietnam in return for the issuance of deferred preference shares in VinFast Vietnam. Each shareholders’ reinvestment obligation under the Reinvestment Agreement is unsecured.

•

In January 2022, VinFast Vietnam announced its plan to extend the warranty policy to 10 years or the first 200,000km (whichever comes first) for all internal-combustion-engine cars sold since 2019 and to be sold thereafter. The estimated impact of extension warranty event is VND357 billion.

•

In January 2022, VinFast Vietnam entered into a master sale promotion agreement with VinES JSC to implement the battery lease promotion program, whereby VinFast Vietnam provide a promotional amount to support a portion of the customer’s battery rental fee payable to VinES JSC. Subsequently, VinFast Vietnam and VinES JSC entered into a framework agreement. Under this agreement, VinES JSC shall manufacture and provide the models of batteries, according to the quantities and specifications agreed by both parties from time to time, to buyers of VinFast Vietnam’s electric vehicles. VinFast Vietnam acts as VinES JSC’s authorized commercial agent to lease out the batteries to buyers of Vinfast Vietnam’s electric vehicles and to provide maintenance, aftersales, and other support services relating to the batteries to customers.

VinFast Trading & Investments Pte. Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2021 and 2020 and for the years then ended

26.	SUBSEQUENT EVENTS (continued)

•

In January 2022, the Company effected a 100-for-one split of ordinary shares. All shares and per share amounts presented in the consolidated financial statements have been revised on a retroactive basis to give effect to the share split.

•	In March 2022, the General Shareholders of VinFast Vietnam approved the issuance of 600,000,000 deferred preference shares to Vingroup JSC, at par value of VND10,000 per share.

•	In May 2022, VinFast Auto established VinFast OEM US Holding, Inc with 100% equity interest.

•

In March 2022, Vingroup USA established Project Blue NC, LLC with 100% equity interest and subsequently, this subsidiary changed its name to VinFast Manufacturing US, LLC. In May 2022, Vingroup USA transferred 100% equity interest in VinFast Manufacturing US, LLC to VinFast OEM US Holding, Inc.

•

On April 29, 2022 and June 4, 2022, VinFast Auto and Vingroup JSC entered into Subscription Agreements with certain investors pursuant to which, Vingroup JSC issued to such investors, and such investors subscribed for, USD525,000,000 aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘First Closing Bonds’) and USD100,000,000 aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘Second Closing Bonds’), respectively. Both First Closing Bonds and Second Closing Bonds are referred to as the ‘Vingroup EB’. Under the terms and conditions of the Vingroup EB, each bondholder has a right to exchange its Vingroup EB for shares in VinFast Vietnam.

Concurrent with the entry into the Vingroup EB, VinFast Auto entered into a Deed Poll, pursuant to which VinFast Auto agreed to issue to holders of the Vingroup EB ordinary shares in VinFast Auto in exchange for the transfer of Vingroup EB to VinFast Auto.

Under the terms of the Vingroup EB, Vingroup JSC shall use the proceeds from the issuance of the Vingroup EB (net of fees and expenses incurred in connection with such issuance) to contribute capital into VinFast Vietnam.

In May and June 2022, VinFast Vietnam issued Dividend Preferred Shares (“DPS”) amounting to VND11,745.7 billion and VND2,249.6 billion to Vingroup JSC, respectively. The DPS are non-voting, non-redeemable and entitled to dividend at specified rates. The DPS shall be converted automatically into ordinary shares of VinFast Vietnam at the earlier of the transfer of such DPS from Vingroup JSC to VinFast Auto and the date falling five years and three months after the issuance date of such DPS.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Section 172 of the Singapore Companies Act, any provision (whether in the constitution, a contract with the company or otherwise) that purports to exempt or provides an indemnity for the officers of a company (including directors) against any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. However, a company is not prohibited from (a) in the case of providing an indemnity (to any extent) for an officer of a company (including directors) against any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company, purchasing and maintaining for any such individual insurance against any such liability or (b) indemnifying the individual against liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the individual to pay a fine in criminal proceedings, (ii) of the individual to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the individual in defending criminal proceedings in which he or she is convicted, (iv) incurred by the individual in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the individual in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting us, our constitution provides that each of our directors and other officers and those of our subsidiaries and affiliates shall be entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto.

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting us, our constitution provides that each of our directors and other officers shall be entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto. None of our directors or officers shall be liable for any acts, omissions, neglects, defaults or other conduct of any other director or officer, and to the extent permitted by Singapore law, we shall contribute to the amount paid or payable by a director or officer in such proportion as is appropriate to reflect the relative fault of such director or officer, taking into consideration any other relevant equitable considerations, including acts of other directors or officers and us, and the relative fault of such parties in respect thereof.

In addition, subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting us, no director (including managing director) or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense incurred by us, through the insufficiency or deficiency of title to any property acquired by order of the directors for us or for the insufficiency or deficiency of any security upon which any of our moneys are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his or her duties, unless the same happened through his or her own negligence, default, breach of duty or breach of trust.

We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Singapore law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to us reserving our rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our company or to be in default thereof, or where the Singapore courts have declined to grant relief. These indemnification rights shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our constitution, agreement, vote of shareholders or disinterested directors or otherwise.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities (including options to acquire our ordinary shares and restricted share units). We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration ($ per share)
Ordinary Shares
Asian Star Trading & Investment Pte. Ltd.	December 6, 2021	3,617,648	$1.00
Vingroup Joint Stock Company	March 12, 2021	11,418,432	$1.00
Vietnam Investment Group Joint Stock Company	March 12, 2021	9,081,568	$1.00

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

(b)	Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

ITEM 9.	UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1	Form of Constitution of the Registrant (effective upon the closing of this offering)

4.1*	Registrant’s Specimen Certificate for Ordinary Shares

5.1*	Opinion of Rajah & Tann Singapore LLP regarding the validity of the ordinary shares being registered

10.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.2*	Form of Registration Rights Agreement between the Registrant and the shareholders listed therein

10.3#	In-Principal Asset Sale Agreement, dated December 30, 2021, between VinES Energy Solution Joint Stock Company and VinFast Vietnam

10.4#	Amendment and Supplement to the In-Principal Asset Sale Agreement, dated March 25, 2022, between VinES and VinFast Vietnam

10.5#	Amendment and Supplement No. 2 to the In-Principal Asset Sale Agreement, dated May 15, 2022, between VinES and VinFast Vietnam

10.6#	Battery Sale and Purchase Framework Agreement, dated September 23, 2022, between VinES and VinFast Vietnam

10.7#	Consultancy Service Agreement, dated September 23, 2022, between VinES and VinFast Vietnam

10.8#	In-principle Agreement for Purchase of Goods, dated October 29, 2022, between VinES and VinFast Vietnam

10.9#	Factory Lease Agreement, dated February 24, 2022, between Vinhomes Industrial Zone Investment Joint Stock Company and VinFast Trading and Production Joint Stock Company

10.10#	Amendment to the Factory Lease Agreement, dated February 28, 2022, between VHIZ JSC and VinFast Vietnam

10.11#	Amendment No. 2 to the Factory Lease Agreement, dated March 29, 2022, between Vinhomes and VinFast Vietnam

10.12	Financial Support Letter, dated November 30, 2022, by and between Vingroup and VinFast

10.13#	Deed Poll, dated April 29, 2022, relating to Vingroup’s fixed rate exchangeable bonds due 2027

Exhibit Number	Description of Document

10.14#	Trust Deed, dated April 29, 2022, by and between Vingroup and The Hongkong and Shanghai Banking Corporation Limited in relation to $525,000,000 fixed rate exchangeable bonds due 2027

10.15#	Supplemental Trust Deed, dated June 4, 2022, by and between Vingroup and The Hongkong and Shanghai Banking Corporation Limited in relation to $100,000,000 fixed rate exchangeable bonds due 2027 (to be consolidated and form a single series with the $525,000,000 fixed rate exchangeable bonds due 2027)

10.16	Site Development Agreement, dated July 1, 2022, by and between the North Carolina Department of Commerce, VinFast Manufacturing US, LLC and Vingroup

10.17	Option to Purchase Real Estate, dated November 8, 2022, by and between North Carolina Department of Commerce and VinFast Manufacturing US, LLC

10.18	Community Economic Development Agreement, dated March 29, 2022, by and between the Economic Investment Committee of the State of North Carolina, VinFast Manufacturing US, LLC, VinFast Vietnam, VinFast Trading & Investment Pte. Ltd. and VinES

10.19*	Form of VinFast Incentive Award Plan

21.1	List of Subsidiaries of the Registrant

23.1	Consent of Ernst & Young Vietnam Limited, an independent registered public accounting firm

23.2*	Consent of Rajah & Tann Singapore LLP (included in Exhibit 5.1)

23.3	Consent of Frost & Sullivan

23.4	Consent of IHS Markit

24.1	Powers of Attorney (included on signature page to the registration statement)

107	Filing Fee Table

#	Confidential portions of the exhibit have been omitted.
*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on December 6, 2022.

VINFAST AUTO LTD.

By:	/s/ Le Thi Thu Thuy
Name: Le Thi Thu Thuy
Title: Managing Director and Global CEO

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Le Thi Thu Thuy, singly (with full power to act alone) as attorney-in-fact with full power of substitution for her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on December 6, 2022.

Signature	Title

/s/ Pham Nhat Vuong	Chairman and Director

/s/ Le Thi Thu Thuy	Managing Director and Global CEO (principal executive officer)

/s/ David Mansfield	Chief Financial Officer (principal financial officer and principal accounting officer)

/s/ Ngan Wan Sing Winston	Director

/s/ Ling Chung Yee, Roy	Director

/s/ Pham Nguyen Anh Thu	Director

/s/ Nguyen Thi Van Trinh	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the U.S. of VinFast Auto Ltd., has signed this registration statement or amendment thereto in New York, New York on December 6, 2022.

AUTHORIZED U.S. REPRESENTATIVE

Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice President